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REGISTRANT'S NAME Nutreco Holding

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AUG 13 2008
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FILE NO. 82- 04927 FISCAL YEAR 12-31-07

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DAT : 8/14/07

annual report 2007



nutreco

We are a global company ...





- premix & speciality feed
- compound feed Europe
- animal nutrition Canada
- meat & other
- fish feed
- head office

Contents

We are a global company ...





premix & speciality feed
compound feed Europe
animal nutrition Canada
meat & other
fish feed
head office

Nutreco Holding N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.







TROUW









... that produces high-quality animal nutrition and fish feed and creates added value in its markets.



Landmark Feeds Inc.



T. SKRETTING



within







SKRETTING


TROUW & CO





Nutreco's activities in 2007 can be divided into three business segments: animal nutrition, fish feed, and meat and other activities.

Animal nutrition

Nutreco produces food for farm animals such as poultry, pigs and ruminants. The animal nutrition segment subdivides into:

- **Compound feed Europe:** the compound feed businesses of Hendrix companies in the Netherlands, Belgium and Germany, and of Nanta and Agrovic in Spain and Portugal. These companies have locally leading market positions.
- **Premix and speciality feed:** the activities of Trouw Nutrition International in premixes, innovative feed specialities and nutritional services. Production takes place in Belgium, Brazil, China, Egypt, Germany, Guatemala, Hungary, India, Indonesia, Italy, Mexico, the Netherlands, Poland, Russia, Spain, Turkey, the United Kingdom, the United States and Venezuela. Trouw Nutrition International is the global number two.
- **Animal nutrition Canada:** the activities of Nutreco Canada in compound feeds, premixes and speciality feeds in Canada and the USA. Nutreco Canada holds the number one market position in Canada.

Fish feed

Skretting is the leading player on the global salmon feed market. The principal salmon and sea trout feed regions are Norway, Chile, Scotland, Ireland, Canada and Australia. The main markets for other fish feed are in Europe and Asia. Skretting companies produce feeds for around 50 species of farmed fish.

Meat and other activities

Nutreco's main meat activity in Spain is the production of broilers and the sale and marketing of poultry products by Sada. Sada is the number one poultry processor in Spain, with a market share of about 30%. Sada supplies to customers in the retail, food service and industry sectors. Nutreco España also has a pig activity operating as Inga Food.

Nutreco Canada produces day-old layer, broiler and turkey chicks and supplies eggs for vaccine production.

In the Benelux, Nutreco has a broiler trading activity related to Hendrix's compound feed activities.

Quality and innovation

Nutreco has developed a programme, called Nutrace®, in which feed-to-food quality and safety have been integrated into a consistent whole. Nutreco's research centres provide a continuous stream of innovative concepts. Research teams use nutrition simulation models to optimise animal and fish feeds to the needs of individual producers. Examples include Newton and BOSS for animal feeds and Skretting ColourSim for fish feed.

Key figures

	2007	2006
Income statement (EUR x million)		
Revenue from continuing operations	4,021	3,031
Operating result from continuing operations	149	113
Result after tax from continuing operations	113	105
Total result for the period attributable to equity holders of Nutreco	119	520
Balance sheet (EUR x million)		
Equity attributable to equity holders of Nutreco	643	744
Balance sheet total	1,993	1,799
Capital employed	984	552
Net cash position (debt)	-290	237
Cash flow (EUR x million)		
Cash generated from operations	140	69
Acquisitions/disposals of subsidiaries	-374	862
Additions of property, plant and equipment and intangible assets	-79	-53
Ratios continuing operations		
Operating result as % of revenue	3.8%	3.7%
Average return on capital employed	20%	14%
Solvency ratio (shareholders' equity divided by balance sheet total)	32%	41%
Key data per share (EUR)		
Basic earnings per share from continuing operations	3.24	3.05
Total result for the period attributable to equity holders of Nutreco	3.46	15.19
Dividend	1.64	1.60
Shareholders' equity	18.78	21.95
Share price at year-end	39.56	49.39
Other key data		
Average number of outstanding shares (x thousand)	34,317	34,209
Number of outstanding shares at year-end (x thousand)	34,256	33,906
Average number of employees continuing operations	7,923	6,855
Number of employees at year-end continuing operations	9,090	7,405

Revenue third parties by segment 2007

(Total revenue EUR 4,021 million)

(EUR x million)


Fish feed
1,193
Meat & other
1,948
Animal nutrition

Operating result segments before exceptional items and amortisation[1]

(Total EBITA EUR 179 million)

(EUR x million)


Fish feed
71
86
Meat & other
Animal nutrition

Revenue per region 2007 – Animal nutrition

(EUR 1,948 million)


North America 15%
EU 73%
South America 1%
Asia-Pacific 4%
Rest of the world 1%
Other European countries 6%

Revenue per region 2007 – Fish feed

(EUR 1,193 million)


South America 20%
North America 8%
Asia-Pacific 7%
Rest of the world 1%
EU 21%
Other European countries 43%

Revenue[2]

(EUR x million)


4,021
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Operating result before amortisation (EBITA)[3]

(EUR x million)


155
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Total result for the period attributable to equity holders of Nutreco[4] (EUR x million)


119
111
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

1 Excluding corporate costs (EUR -20.3 million) and exceptional items (EUR -3.6 million)

2 2005-2007 revenue from continuing operations (2004-2007 figures based on IFRS, 1997-2003 figures based on D-GAAP)

3 2005-2007 EBITA from continuing operations (2004-2007 figures based on IFRS, 1997-2003 figures based on D-GAAP)

4 In 2005, 2006 and 2007 the net results of continuing operations attributable to equity holders of Nutreco are EUR 91, 104 and 111 million, respectively. Including results and gain on sale of discontinued operations, the net results are EUR 134, 519, 119 million, respectively (2004-2007 figures based on IFRS, 1997-2003 figures based on D-GAAP)

5 2003 net result after impairment of goodwill of EUR 193 million

Introduction by the Chief Executive Officer

Focus on growth in animal nutrition and fish feed leads to excellent results

Nutreco had an excellent 2007 in several respects. The organic growth and the contribution of important strategic acquisitions in animal nutrition made it possible to reach a new milestone in the history of Nutreco by exceeding EUR 4 billion in revenues. We are proud of the results in both animal nutrition and fish feed. In addition to the expenditure on acquisitions in 2007, Nutreco optimised its balance sheet by returning EUR 5 net per share to its shareholders. Nutreco has a strong balance sheet and will use its financial capacity to support autonomous growth through investments, among other things, as well as to acquire businesses in feed specialities and fish feed.

We are pleased with the growth in our activities in 2007. Notwithstanding the turbulence on the commodities markets, we succeeded in posting a higher operating result than in 2006 in all activities.

The reorganisation process of the animal nutrition businesses in Western Europe, which was started in 2006, achieved the efficiency improvements we were seeking.

The newly acquired businesses, the BASF premix activities and Maple Leaf Animal Nutrition, now called Nutreco Canada, have developed well and the integration of both businesses is progressing on schedule. We are optimising production processes, connecting R&D and harmonising IT systems.

New factories or expansions of existing factories are planned in order to cope with the anticipated organic growth.

In 2007 the Nutreco Sourcing Initiative (NSI) was implemented. The objective of Nutreco is that from 2009 onwards the NSI will realise EUR 25 million in savings on an annual basis on the worldwide purchase of raw materials and services. In the past twelve months important steps were taken and we already expect the NSI to contribute EUR 10 million in 2008.

The progress we made in 2007 confirms that Nutreco is well on track to meet the EBITA target for 2010, which is to double 2006 EBITA to EUR 230 million.

'Know-how to feed' is of crucial importance for the future

The world population is predicted to rise to 9 billion people by 2050, more than half of whom will live in urban areas. Prosperity levels are also set to rise in Eastern Europe, Asia and Latin America. The nutritional needs of people worldwide will continue to change. Taking into account

"Nutreco had an excellent 2007 in several respects. We have been able to successfully complete the second phase of our 'Rebalancing for Growth' strategy."



such factors as sustainability, climate change and food safety, it will be an enormous challenge to meet the demand for meat, fish and dairy products.

Raw material prices were record high in 2007. For instance, last year, wheat prices rose by an average 35%, while prices of powdered milk were up by 50%. Last year's 3-5% net production shortage in cereals was a break from the past. A recently issued report by the Organisation for Economic Cooperation and Development (OECD) and the Food and Agriculture Organization (FAO) predicts that the trend of sharply rising prices of raw materials will continue during the next decade. The 'Agricultural Outlook 2007-2016' report pinpoints several underlying causes: periods of extreme drought, government policies on biofuel, and rising demand from Asia.

The world has to deal with limited or even diminishing resources of land to produce agricultural products. On top of that there is the rapidly growing problem of water shortage. At the same time the food industry will expand due to increasing wealth in emerging economies, urbanisation and a steadily rising global population, which will result in increased demand.

This dynamic environment requires high-level expertise in raw material sourcing, feed formulation and feed-to-food safety. With our experience and knowledge we are well positioned to capitalise on this.

Innovation programmes fuelling autonomous growth

The R&D organisation, which constitutes Nutreco's principal centre of expertise, is working with the operating companies to introduce innovative products that meet the demands of Nutreco's customers all over the world. In Asia, Latin America and Russia, there is growing demand for safe and healthy meat and farmed fish. In the North American and European markets we are facing great challenges relating to the use of maize, palm oil and rapeseed for biofuel production. At the same time, it offers Nutreco the opportunity to utilise its knowledge and experience for the development of new products from protein-containing co-products of the biofuel industry. This vital issue was discussed at length at Nutreco's Agri Vision conference 'Balance the Challenge', which was held in Noordwijk (Netherlands) in June 2007. At the conference the principal challenges facing the global human and animal nutrition markets were debated by some 340 participants from 33 countries.

Major strategic acquisitions in animal nutrition

In 2007 Nutreco took over a number of animal nutrition businesses that fit well within the Nutreco strategy. For instance, Nutreco acquired BASF's premix activities in eight countries – Poland, Italy, USA, UK, Mexico, Guatemala, China and Indonesia. This takeover has made Nutreco the second largest player in the global premix industry, with a market share of 12%. Many of our customers, predominantly compound feed producers, use two suppliers, which means in effect that Nutreco has a market reach of approximately a quarter of all compound feed producers in the world. This constitutes an attractive foundation for further growth.

In the second quarter, Nutreco made the biggest acquisition in animal nutrition in its history. On 20 July 2007 Nutreco completed the acquisition of the animal nutrition activities of Maple Leaf Foods Inc. in Canada. This takeover has made Nutreco the largest player in Canada, with a market share of 23%. As a consequence, the company also gained an attractive position on the compound feed market for dairy farmers in New York State. The strength of Nutreco Canada lies in its strong R&D department in conjunction with strong brand names and high quality. Together with the premix operations in Mexico and the United States, this is an excellent starting point for further growth in North America, the world's biggest animal feed producing region with an annual growth rate of 2-4%.

Nutreco also made a number of smaller acquisitions. For instance, in 2007, Nutreco took over the premix businesses in Mexico (remaining 40% shares) and Turkey. On 31 January 2008 Nutreco completed the acquisition of the feed and meat assets of Copaga in Catalonia, Spain. This will further strengthen Nutreco's market position in Spain. In terms of production volume, Nutreco now ranks among the global top five in animal nutrition, with operations on all continents. With a combined annual turnover of EUR 160 billion, this fragmented market still has enough room for further growth.

Strong organic growth in fish feed

In 2007 Nutreco reached an important milestone. For the first time ever, the company produced and sold more than 1 million tonnes of salmon feed. This testifies to the strong autonomous growth in salmon feed, which averaged approximately 9% over the past 15 years. To meet future market demand for quality fish feed, Nutreco's fish feed subsidiary Skretting is investing EUR 24 million in expanding the production capacity at the Averøy fish feed plant in western central Norway. In Chile the construction of a 220-metre pier at Skretting's Pargua feed plant was finalised. The Skretting pier is unique in Chile and will help the company to establish a new standard of efficiency, timeliness and reliability in the delivery of fish feed.

Furthermore, Nutreco is striving towards growth in fish feed specialities such as starter feed and feed supplements for specific purposes. In this respect, Nutreco aims to strengthen its leading position in the areas of innovation, quality, food safety and sustainability. Nutreco made two acquisitions in 2008. In January 2008, it took over Japan's largest extruded fish feed factory from Marine Net. The company was already producing most of the fish feed for Skretting Japan. The Japanese marine fish feed market is one of the world's biggest, with a production volume totalling approximately 600,000 tonnes.

On 18 January 2008 Nutreco also announced the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed in the United States. The company has two production facilities near Salt Lake City, Utah. It produces feed for the freshwater fish in the west of the US and has a significant share in the Idaho Trout business. Silver Cup is also active in Canada and Mexico. The company's total annual production is around 30,000 tonnes.

These takeovers fit in perfectly with Nutreco's strategy, which focuses on expansion of the fish feed operations in new markets.

Sustainable management of raw materials and food safety are top priorities

The sustainable management of key raw materials which are processed in our production chains, our investment in feed-to-food quality, our response to climate change and our investment in communities and people continue to be the four priorities in our CSR policy. The sharply risen prices of raw materials in 2007 show how important the sustainable management of raw materials is for (animal) nutrition companies and society. In 2007 Nutreco also further optimised its Nutrace® platform for feed-to-food quality and safety. The four priorities of Nutrace® have been sharpened and relate to the quality management and control of raw materials, electronic traceability, the minimisation of unwanted cross-contamination at the production facilities and microbial quality control.

Nutreco well placed for 2008 and ready for the future

During the past year, Nutreco reinforced considerably its position in animal nutrition and fish feed. The existing pool of talent and the company's high-quality know-how and innovative capacity are the excellent fundamentals that will enable us to realise our ambitions for growth. Besides striving for autonomous growth, we will continue to focus on takeovers in animal nutrition and fish feed. Much attention will also be devoted to the Nutreco Sourcing Initiative and the integration of acquisitions.

We will continue to invest in people so that we will have the best talents at our disposal who can offer solutions to the challenges ahead of us in the years to come. I would like to thank all those who have contributed to this successful year for Nutreco. We are well placed to make 2008 another excellent year.

Wout Dekker
Amersfoort, 12 March 2008

Nutreco's strategy

'Know-how to feed' is of crucial importance for the future

Nutreco's strategy is to strengthen its leading global market positions in feed specialities and fish feed by organic growth and acquisitions. Our approach to the animal nutrition and fish feed markets combines innovation with excellent quality, value for money and technical service. In support of this approach, we have a strong research & development organisation, which provides the foundation for innovation and new product development. Priorities will be the production of reliable, safe and healthy animal nutrition and fish feed, the purchase of sustainably produced raw materials and the assurance of excellent feed-to-food quality.

The progress Nutreco made in 2007 confirms that Nutreco is well on track to meet the target for 2010, which is to double 2006 EBITA to EUR 230 million.

Nutreco's ambitions

Customers

Ambitions

- A range of high-quality products and services which offers solutions and support to achieve the best business results for our customers

Strategic objectives

- To supply high-quality products at a competitive price in times of raw material shortages
- To purchase raw materials at acceptable prices by maximising buying power
- To offer innovative products to our customers
- To supply safe products based on Nutrace®
- To supply products that are produced from raw materials from sustainable resources

Actions during 2007

- Implementation of procurement organisation and systems
- Acquisition of the premix activities of BASF in eight countries to become the global number two in premix
- Acquisition of the number one animal nutrition company in Canada with a market share of 23%
- Investment of EUR 24 million in expansion fish feed production in Norway
- Completion of a 220-metre pier at Skretting Chile's Pargua fish feed plant
- Acquisition of a 51% share in premix and feed ingredients joint venture in Turkey
- Establishment of a greenfield fish feed plant in Turkey and a new premix plant in Russia in 2008
- Further substitution of fishmeal and fish oil in fish feed

Employees

Ambitions

- To focus attention on providing a safe working environment where employees are motivated and able to develop their talents

Strategic objectives

- To facilitate learning and development and a mobility policy for all employees
- The development of management skills and a competitive remuneration policy
- An active policy of accident prevention

Actions during 2007

- A global HR Leadership Team was installed
- A new travel policy was implemented company wide, enabling the company to improve on central procurement of travel and mobility
- New learning and development programmes were designed at corporate and business group levels

Shareholders

Ambitions

- To improve the return on total invested capital and equity by means of growth of the operating result, both organic and through acquisitions, in combination with a strong cash flow position and an efficient balance sheet

Strategic objectives

- To create value for shareholders and other stakeholders by leading positions in animal nutrition and fish feed in combination with an efficient capital and tax structure that leads to a return on capital employed before tax of at least 15%
- An EBITA on sales margin of 5% to be achieved by organic growth and acquisitions

Actions during 2007

- Sale of the breeding operations of Euribrid for EUR 47.5 million
- Acquisitions in animal nutrition and fish feed for a total consideration of approximately EUR 410 million and annual revenues of EUR 700 million
- Starting strategic sourcing projects on vitamins, vegetable proteins, grains, minerals, manufacturing goods and services
- Distribution of a capital remittance of EUR 5 per share, totalling EUR 171 million (August 2007), and a EUR 17 million share buy-back

Partners

Ambitions

- To achieve Nutreco's objectives by being a good partner to specific stakeholders such as suppliers, customers, universities and NGOs which, through their input, can contribute to the realisation of these objectives

Strategic objectives

- To develop new products and concepts by partnering with reliable suppliers and scientific institutes which contribute to a more efficient performance of our customers and help them to realise their targets regarding health, food safety and quality
- To enter into long-term supply agreements with suppliers which guarantee the availability of high-quality feed to Nutreco's customers in times of raw material shortages and the need for a sustainable use of natural resources
- To enter into long-term sales agreements with customers which enable Nutreco to make an efficient planning for the sourcing of raw materials and the use of production capacity

Actions during 2007

- In June, Nutreco organised InnoVision, the international R&D strategy workshop, and Agri Vision, the international business conference. The sustainability of raw materials and the demand for feed, food and fuel were main topics
- The Nutreco Sourcing Initiative enables Nutreco to establish strategic partnerships with suppliers

Society

Ambitions

- Corporate Social Responsibility is an important part of Nutreco's corporate ethos, which is laid down in three codes:
  - Nutreco Credo
  - Ethical Code of Conduct
  - HSEQ policy

Strategic objectives

- Active participation in initiatives aimed at solving sustainability issues
- Nutreco intends to focus on the following CSR themes:
  - Sustainable management of natural resources
  - Feed-to-food quality
  - Climate change
  - People & investment in the community

Actions during 2007

- Nutreco is a participating member of the Round Table on Responsible Soy
- Nutreco's fish feed business Skretting issued a Sustainability Statement that defines its position with respect to the sustainability of its aquaculture feeds and their ingredients
- Research teams use nutrition simulation models to optimise animal and fish feeds to the needs of individual producers
- At the end of 2007, Nutreco signed a contract with energy supplier E.ON to ensure that all of the electricity used by Nutreco in the Netherlands is from sustainable sources
- Skretting Chile donated funds for 29 basic houses in Chile's Region X and in a zone of southern Peru that had been affected by an earthquake

Report of the Executive Board



Excellent 2007 results and integration of acquisitions on track

- Revenue up by 33% exceeding EUR 4 billion with strong organic growth in all businesses
- Operating result from continuing operations (EBIT) up by 32%
- Integration of BASF premix businesses and Maple Leaf Animal Nutrition on schedule
- Nutreco Sourcing Initiative established and starting to deliver
- Capital structure addressed by EUR 392 million acquisition financing and EUR 171 million capital repayment
- Progress in 2007 confirms Nutreco's ability to meet 2010 target to double 2006 EBITA

Nutreco had an excellent year in 2007. For the first time in the Nutreco history, revenue exceeded EUR 4 billion, realising the highest earnings per share. Strong organic growth in all businesses and the contribution of acquisitions made this possible. It was also the year which marked our new identity: a focused animal nutrition and fish feed company.

The acquisition of the BASF businesses in the first quarter of the year gave Nutreco a 12% global market share in premixes, strengthened its positions in six countries and added activities in new regions. This was followed in the second quarter by the largest acquisition in animal nutrition in the history of Nutreco with the purchase of the animal nutrition activities of Maple Leaf Foods Inc.

Key figures (EUR x million)

	2007	2006	Change
Revenue from continuing operations[1]	4,021.1	3,031.3	32.7%
Operating result from continuing operations (EBIT)	149.0	113.3	31.5%
Result after tax from continuing operations	113.3	105.3	7.6%
Basic earnings per share for continuing operations (EUR)	3.24	3.05	6.2%
Final dividend per ordinary share (EUR)	1.29	1.30	
Interim dividend per ordinary share (EUR)	0.35	0.30	
Dividend per ordinary share (EUR)	**1.64**	**1.60**	
Capital repayment/superdividend (EUR)	5.00	9.00	
Total cash return to shareholders (EUR)	**6.64**	**10.60**	

1 Revenues for 2006 are for comparison reasons adjusted with EUR 22.3 million for the outbound logistic costs, which are now reported under transport costs.



From left to right: Juergen Steinemann, COO Nutreco, Cees van Rijn, CFO Nutreco, and Wout Dekker, CEO Nutreco

With a workforce of 1,200 people and annual revenues approximating EUR 500 million, Maple Leaf Animal Nutrition, now called Nutreco Canada, occupies about 23% of the Canadian feed market. It offers a full range of animal nutrition products (specialities, premixes, compound feed and pet food). The leading market positions in Canada and Mexico allow Nutreco to further strengthen its position in North America, the largest feed producing region in the world. As a result of these acquisitions, Nutreco ranks in the top five of animal nutrition companies in the world.

Cash position and capital structure

The net debt position on 31 December 2007 was EUR 289.9 million (31 December 2006: net cash of EUR 236.6 million). On 24 May 2007, the Extraordinary General Meeting of Shareholders approved a capital repayment by Nutreco Holding N.V. of EUR 5 per ordinary share (EUR 171 million), which was paid in August 2007.

On 20 July 2007, Nutreco completed the acquisition of the animal nutrition activities of Maple Leaf Foods Inc. in Canada for EUR 347 million, of which just over EUR 200 million was financed with interest-bearing debt. The remainder has been funded from the cash reserves.

The total equity of Nutreco on 31 December 2007 was EUR 651.2 million (31 December 2006: EUR 749.6 million). The capital repayment of EUR 171 million was charged to shareholders' equity.

Following the superdividend of EUR 314 million and the EUR 50 million share buy-back in 2006, the capital repayment of EUR 171 million and share buy-back of EUR 17 million in 2007 represent further progress towards optimising the capital structure. Nutreco considers a capital structure with a debt/equity ratio of around 1 appropriate to the company's new risk profile, with a maximum net debt of three times EBITDA (earnings before interest, tax, depreciation and amortisation).

Nutreco will use its financial capacity to support autonomous growth and investments as well as to acquire attractive businesses in feed specialities and fish feed.

Dividend

A dividend of EUR 1.64 (2006: EUR 1.60) is proposed, representing a pay-out ratio of 45% of the total profit for the year, excluding impairment and book gains and losses on disposals, which is the maximum within the dividend policy of Nutreco. In 2006 Nutreco increased the dividend payout ratio from 30-35% to 35-45% of the net profit for the year under review, excluding impairment and the book result on disposed activities. In 2007, Nutreco already distributed an interim dividend of EUR 0.35 and a capital repayment of EUR 5 per share.

The final dividend of EUR 1.29 will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 17 April 2008. The conversion ratio will be determined on 2 May 2008 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 29, 30 April and 2 May 2008. Both the cash and stock dividends will be placed at the shareholders' disposal on 8 May 2008.

Nutreco's growth strategy: to strengthen market positions in speciality feed and fish feed

Since Nutreco launched the 'Rebalancing for Growth' strategy in 2004, it divested interests in salmon farming, meat processing and breeding, with total proceeds of EUR 1.2 billion. From these proceeds Nutreco spent approximately EUR 1.1 billion. Approximately 52% of this amount was returned to shareholders by means of a superdividend, a capital repayment and the repurchase of shares. The remaining more than EUR 500 million was used for strategic acquisitions to strengthen Nutreco's positions in animal nutrition and fish feed.

A growing world population, urbanisation (resulting in an ever-smaller portion of the world population that is self-sufficient in food production) and rising incomes especially in BRIC countries (Brazil, Russia, India, China) will lead to a steadily growing demand for professionally produced safe meat, fish and dairy products. As an animal nutrition and fish feed business, Nutreco is positioned exactly at that critical junction in the food chain where it connects plant growers with protein producers. The plant growers have to deal with limited and in some places even diminishing resources of land, water, energy and soil quality for producing agricultural commodities. The protein producers might want to expand vastly in size due to increasing wealth in emerging economies, urbanisation and a steadily rising global population.

Nutreco's key characteristics enable the company to make the best use of what is available both directly and as by-products from the plant growers to provide safe feed with good results for the protein producers.

The five Nutreco key characteristics are defined as:

1. Knowledge of the food chain
2. R&D and innovation
3. Feed-to-food quality
4. Global presence
5. Transparency with Corporate Social Responsibility

Together they make Nutreco a customer-focused company that knows how to feed.

1. Knowledge of the food chain

The increasing demand for animal nutrition and fish feed requires larger supplies of the key commodities corn, cereal and oilseed. The demand for these commodities is also rising sharply in the biofuel industry. Accordingly, the production of biofuels is rapidly increasing and, as a consequence, commodity prices and prices of consumer food products are becoming connected with the price of mineral oil.

Fish feed production differs from feed production for other animal species in several ways. The aquaculture business is far more concentrated, especially in salmon farming, than the agriculture feed and meat businesses. Fish farming has gone through rapid development during recent decades. Fish consumption has grown more rapidly compared to the consumption of other animal-derived proteins. For optimal protein digestibility, fish feeds are generally produced by extrusion. This process also allows specific demands to be made on the time that the feed floats and the rate at which it sinks in water. Fish feed producers still are dependent on fishmeal and fish oil, the availability of which is declining. Being one of the first to recognise this problem, Nutreco has partially replaced fishmeal and fish oil with vegetable raw materials. In the period from 2004 to 2007, the company reduced the fishmeal and fish oil inclusion level from 64% to 46%. Even with reduced fish oil content, the salmon are still a rich source of highly unsaturated fatty acids.

2. R&D and innovation

Feed is increasingly recognised as a component of the agro-food chain that can add functional benefits leading to health, taste and other consumer product attributes. Also, the role of feed manufacturers is increasingly recognised for meeting societal demands on environmental friendliness and animal welfare. This calls for new technological solutions which Nutreco can offer.

3. Feed-to-food quality

The nutritional value, taste and texture of meat, fish, dairy products and eggs are directly influenced by the nutrition of the animal concerned. Therefore, as a major animal nutrition and fish feed company, Nutreco has an important role to play in the production of safe, high-quality food products. For Nutreco, feed and food safety have become codified in Nutrace®. Nutrace® is a comprehensive feed-to-food quality strategy. In 2007 Nutreco further optimised its Nutrace® platform. The four priorities of Nutrace® have been sharpened and relate to the quality management and control of raw materials, electronic traceability, the minimisation of unwanted cross-contamination at the production facilities and microbial quality control.

4. Global presence

Nutreco's presence in different regions of the world enables the company to rapidly acquire and share information on the commodities that are planted, harvest data, weather forecasts, price information and similar data. Feed concepts and specifications developed for a specific region may be sold on markets which are now emerging. Nutreco is on top of the technological developments with respect to the use of co-products, e.g. from biofuels. Nutreco can also use its geographical presence to 'roll out' technological innovations in feed products internationally.

5. Transparency with Corporate Social Responsibility (CSR)

Corporate Social Responsibility is a key priority for Nutreco. Nutreco published its first Corporate Social Responsibility Report in 2001. Since then, the CSR policy has evolved. Nutreco has identified four CSR priorities:

- Sustainable management of natural resources
- Climate change
- Feed-to-food quality
- Nutreco people & investment in the community

Extensive coverage of Nutreco's CSR policy is provided in the 'Corporate Social Responsibility' chapter on pages 38-42.

2008 agenda

Nutreco will continue to focus on growth in animal nutrition and fish feed in order to meet the target for 2010. In particular, in 2008 Nutreco will:

- Strengthen market positions in feed specialities and fish feed by organic growth and acquisitions
- Execute the integration of the BASF premix businesses and Nutreco Canada
- Further improve sustainability and feed-to-food quality and safety
- Contribute EUR 10 million to the operating result through the Nutreco Sourcing Initiative

Financial results

(EUR x million)	2007	2006	%
Revenues by segment continuing operations			
Revenues to third parties[1]			
Compound feed Europe	1,031.8	770.5	33.9%
Premix & speciality feed	749.2	551.7	35.8%
Animal nutrition Canada	167.5	-	
Animal nutrition	**1,948.5**	**1,322.2**	**47.4%**
Fish feed	**1,192.9**	**990.8**	**20.4%**
Meat & other	**879.7**	**718.3**	**22.5%**
Revenues continuing operations	**4,021.1**	**3,031.3[2]**	**32.7%**
Operating result before exceptional items and amortisation (EBITA) by segment continuing operations (EBITA)			
Compound feed Europe	37.9	25.3	49.8%
Premix & speciality feed	38.7	28.0	38.2%
Animal nutrition Canada	9.2	-	
Animal nutrition	**85.8**	**53.3**	**61.0%**
Fish feed	**71.0**	**68.1**	**4.3%**
Meat & other	**22.3**	**15.4**	**44.8%**
Corporate	**-20.3**	**-19.6**	**-3.6%**
EBITA continuing operations before exceptional items	**158.8**	**117.2**	**35.5%**
Exceptional items	-3.6	-1.5	
Total EBITA continuing operations	**155.2**	**115.7**	**34.1%**
Operating result by segment continuing operations (EBIT)			
Compound feed Europe	37.0	24.8	49.2%
Premix & speciality feed	37.2	27.0	37.8%
Animal nutrition Canada	6.5	-	
Animal nutrition	**80.7**	**51.8**	**55.8%**
Fish feed	**70.2**	**67.0**	**4.8%**
Meat & other	**21.8**	**15.3**	**42.5%**
Corporate	**-20.1**	**-19.3**	**-4.1%**
Operating result before exceptional items	**152.6**	**114.8**	**32.9%**
Restructuring (incl. acquired BASF activities)	-11.1	-14.9	
Other[3]	7.5	13.4	
Total exceptional items	**-3.6**	**-1.5**	
Total operating result from continuing operations (EBIT)	**149.0**	**113.3**	**31.5%**

1 The divested activities of Euribrid and Trouw Nutrition France are considered as discontinued operations in 2006 and 2007.
2 For comparison reasons, revenues for 2006 are adjusted with EUR 22.3 million for the outbound logistic costs, which are now reported under transport costs.
3 The other exceptional income and expenses in 2007 and 2006 consist of items related to badwill on acquisitions, the gain on sale of land, income and expenses related to the disentanglement of Marine Harvest, settlement of claims, release of pension provisions and impairments of fixed assets.

Revenue

Revenue from Nutreco's continuing operations amounted to EUR 4,021.1 million, an increase of EUR 989.8 million or 32.7% compared with 2006. Organic growth contributed 22% to the increase in revenues, of which 10% was related to higher sales volumes and 12% to higher sales prices mainly related to passing on higher raw material prices. The recent acquisitions in animal nutrition contributed 11% to the increase. The foreign exchange translation effect was -1% and mainly related to the US and Canadian dollar.

Operating result

The operating result from continuing operations (EBIT) increased by 31.5% to EUR 149.0 million (2006: EUR 113.3 million), including amortisation expenses of EUR 6.2 million (2006: EUR 2.4 million) and exceptional items of EUR -3.6 million (2006: EUR -1.5 million).

The operating result before exceptional items and amortisation (EBITA) on the compound feed activities in Europe amounted to EUR 37.9 million, a 49.8% increase compared with EUR 25.3 million in 2006. Record sales in Spain and efficiency improvements in the Benelux were the main reasons for this strong result. In the premix and speciality feed businesses, the EBITA was 38.2% higher than in 2006, mainly as a result of organic growth in all product groups and the contribution of acquisitions. Animal nutrition Canada, which was acquired in July 2007, contributed EUR 9.2 million to the EBITA. The total EBITA from animal nutrition was EUR 85.8 million in 2007, an increase of 61.0% compared to 2006.

The EBITA from fish feed was 4.3% higher at EUR 71.0 million, mainly due to sustained growth in the fish farming sector worldwide. In Norway, in particular, sales of salmon feed rose sharply, which compensated for the lower growth in Chile due to biological conditions in the fish farming sector. Demand for feed for other farmed fish species continued to rise, especially in the Mediterranean region.

The EBITA from the meat and other businesses was 44.8% higher at EUR 22.3 million. The Spanish poultry business posted a higher result due to 4% higher sales volumes. The poultry hatchery and pharma egg business in Canada, which was acquired from Maple Leaf on 20 July 2007, contributed EUR 2.8 million to the EBITA over the last five months in 2007.

Net financing costs

Net financing costs increased, resulting in a EUR 10.1 million cost (2006: EUR 7.6 million revenue), mainly due to reduced cash deposits subsequent to the acquisitions of the BASF premix activities and the animal nutrition activities of Maple Leaf in Canada as well as the capital remittance of EUR 171 million.

Financial income decreased to EUR 12.2 million (2006: EUR 19.4 million), mainly due to lower cash deposits. Financial expenses increased to EUR 21.9 million (2006: EUR 19.3 million), mainly as a consequence of increased interest-bearing debt. Financial expenses also include the dividend of EUR 4.5 million (2006: EUR 4.5 million) on the cumulative preference shares.

The foreign exchange result amounted to EUR -0.4 million (2006: EUR 7.5 million, including a release of the translation reserve of EUR 8.1 million that relates to the repayment of a loan to one of Nutreco's operating companies).

Income tax expense

Income tax expense on continuing operations increased from EUR 16.1 million to EUR 26.4 million. The effective tax rate in 2007 was 18.9% for continuing operations.

Result after tax from discontinued operations

The result after tax from discontinued operations was EUR 7.4 million, mainly relating to the net result of the breeding activities up to the date of disposal and the book profit on their disposal. The result after tax from discontinued operations in 2006 of EUR 415.2 million relates to the net result of the fish farming activities (Marine Harvest and Hydrotech Gruppen) up to the date of disposal and the book profit on their disposal, and the results of the breeding activities and the French feed activities, which were classified as held for sale in 2006 and subsequently sold in 2007.

Result for the period

The profit after tax from continuing operations increased from EUR 105.3 million to EUR 113.3 million. Basic earnings per share for continuing operations were 6.2% higher at EUR 3.24 (2006: EUR 3.05). The profit for the period attributable to equity holders of Nutreco was EUR 118.6 million (2006: EUR 519.5 million, including the book profit on the sale of Marine Harvest). Basic earnings per share were EUR 3.46 (2006: EUR 15.19).

Cash flow and investments

The net cash from operating activities amounted to EUR 139.9 million (2006: EUR 69.3 million). Investments in property, plant and equipment amounted to EUR 77.0 million as compared to EUR 51.4 million in 2006.

Key investments in 2007 related to an EUR 24 million investment in expanding production capacity at the Averøy fish feed plant in western central Norway. New warehouses for end-products, better port facilities and extra storage space for raw materials will improve the logistics process and increase efficiency. Also in 2007 the construction of a 220-metre pier at Skretting Chile's Pargua feed plant was completed. In Russia the first investments were made for a new feed plant. At the feed plants in the Netherlands and Spain production lines were optimised and investments were made to ensure compliance with the latest HSEQ standards. The total investment related to capacity expansion was EUR 28 million.

(EUR x million)	2007	2006	%
Operating result from continuing operations	**149.0**	**113.3**	**31.5%**
Financial income	12.2	19.4	
Financial expenses	-21.9	-19.3	
Foreign exchange result	-0.4	7.5	
Net financing costs	**-10.1**	**7.6**	**-232.9%**
Share in results of associates	0.8	0.5	
Result before tax from continuing operations	**139.7**	**121.4**	**15.1%**
Income tax expense	-26.4	-16.1	
Result after tax from continuing operations	**113.3**	**105.3**	**7.6%**
Result after tax from discontinued operations	3.8	16.5	
Gain on sale of discontinued operations, net of tax	3.6	398.7	
Result after tax from discontinued operations	**7.4**	**415.2**	**-98.2%**
Total result for the period	**120.7**	**520.5**	**-76.8%**
Attributable to:			
Equity holders of Nutreco	118.6	519.5	
Minority interest	2.1	1.0	
Total result for the period	**120.7**	**520.5**	

Operational developments
Animal nutrition



Nutreco produces a broad range of innovative nutritional products serving the needs of poultry, pigs, ruminants and other animals. This range of animal nutrition products can be categorised as compound feeds, premixes, concentrates and specialities.

Share of revenue third parties animal nutrition in revenue Nutreco
(EUR x million)


1,948.5
4,021.1

Share of operating result animal nutrition in operating result Nutreco
(EUR x million)


80.7
152.6[1]

1 Operating result before exceptional items, including corporate costs of EUR 20.1 million

- **Compound feeds** are complete, industrially blended or compounded feeds which fully match the nutritional requirements of the specified animal (poultry, pigs, ruminants, fish, rabbits, goats, sheep and other species). They consist of macro-ingredients such as grains (energy sources) and soya (protein sources) and micro-ingredients such as vitamins and minerals. Other ingredients such as natural health components, organic acids, aromatic substances and pigments may be added.

- **Premixes** are ingredients for compound feeds consisting of micro-ingredients, i.e. more specialised products such as vitamins and minerals. They are mixed with the macro-ingredients to make a compound feed. Premixes are used in low volume but at high precision because of their significant nutrition concentration and commercial benefits. Typical inclusion ratios of premixes in the complete compound feeds may vary from 0.1% to about 5%.

- **Concentrates** are basically premixes to which high-protein feedstuffs have been added. They are usually supplied to farmers (the so-called home-mixers or on-farm mixers) who can blend these concentrates with macro-ingredients that are available on the farm, such as grain. Concentrates generally account for 5-15% of such feed.

- **Specialities** are animal feeds for specific animal groups such as young animals (e.g. milk replacers for calves or starter feeds for piglets) or feed supplements for specific purposes (e.g. health-promoting products and alternatives for antimicrobial growth promoters).

The animal nutrition value chain

These different products are developed, produced and marketed. Central to the food chain are the meat and dairy farms operated either independently or as part of vertically integrated companies. Farmers that do 'home-mixing' generally operate on a large scale.

Within this animal nutrition value chain, Nutreco occupies a unique position due to its global presence and its focus on animal nutrition and fish feed.



Global market overview

In 2007 the worldwide production of the animal nutrition industry totalled 680 million tonnes. With a production of about 8 million tonnes and a market share of around 1%, Nutreco is the world's fifth largest animal nutrition producer. The top ten of the world's biggest producers have a total market share of 13%. This means that the animal nutrition market is still fragmented in spite of

Value chain from feed to meat/dairy


Ingredient supplier
Premix/ specialities
Compound feed
Farmer
Meat/dairy processing
Commodity markets and co-products from food and biofuels
Full-range feed producers (premix, specialities & compound) Nutreco
Farmers
Meat slaughtering & processing
Dairy processing
Micro-ingredient producers:
• Vitamins
• Minerals
• Organic acids
• Health components
• Others
Premix & specialities producers Nutreco
Compound feed producers Nutreco
Home-mixing farmers
Vertically integrated producers

the consolidation trend in the industry. The structure of the compound feed market traditionally has a national or regional character. This may be explained by the high transport costs and the regional specialisation in certain types of cattle. Over 90% of all the feed is used for poultry, pigs and cattle.


HENDRIX
UTC

The local and regional markets for compound feed in Western Europe are consolidating. The total sales volume of compound feed in Western Europe has declined slightly since the 1990s. The feed markets in North and South America are growing by 2-5% per year.

Asia shows the highest growth percentages in compound feed, but the dominant model still is 'backyard farming': small-scale farmers that feed a few animals with kitchen waste and their own crops. Given the increasing urbanisation, this model will not be sufficient to meet the growing protein demand. The critical success factor in the Asian markets is the professionalisation of the supply chain. Not only the sustainable use of natural resources will come into play here, but also other issues like traceability to improve feed-to-food safety and farm management. Also, feed formulation and feed production must meet consumer requirements.

Raw materials

Europe

A considerable share of the meat and dairy production in Europe is located in Western Europe. The raw materials for compound feed production are often shipped from other parts of Europe or further away through the seaports of Hamburg, Rotterdam and Antwerp. Largely self-sufficient for grain as energy components of feed, the European agricultural sector is only 23% self-sufficient when it

2007 compound feed production including concentrates and premixes

Rank	Company	Headquarters	Feed volume (million tonnes)
1	Cargill/Agribrands	USA	16.8
2	Charoen Pokphand	Thailand	14.9
3	Land O'Lakes Purina	USA	12.0
4	Tyson Foods	USA	10.1
5	Nutreco	Netherlands	8.0
6	Zen-noh Co-operative	Japan	7.8
7	AB Agri	UK	4.6
8	Ucaab Co-operatives	France	4.0
9	Smithfield	USA	3.6
10	Sadia	Brazil	3.5

Source: Feed International 2007

comes to the protein-rich macro-ingredients of feed such as soya.

Because European animal nutrition businesses largely depend on the import of commodities, they have always directed attention to the efficient sourcing and processing of raw materials.

North and South America

The system in North America differs from Europe in that animal farming generally takes place in areas where plant commodities for animal feed have been abundant. North America is therefore a market for concentrates to be mixed on-farm with grains, soya and corn. For comparison, animal feed in North America generally consists of five or six energy and protein sources, while in Western Europe it is typically composed of more than 20 different sources.

Similar to North America, the market in South America is characterised by high-volume raw materials and integrated business models. Especially Brazil is developing as a major supplier to all stages of the agribusiness chain. For companies such as Nutreco, the North and South American markets offer growth potential.



Operating result

Total revenues in animal nutrition were up 47%. Organic growth contributed 25% to the increase, of which 10% was related to higher sales volumes and 15% to higher sales prices mainly related to passing on higher raw material prices. The recent acquisitions in animal nutrition contributed 22% to the increase in revenues.

Key figures (EUR x million)	**2007**	**2006**	**Change**
Revenue (third parties)	1,948.5	1,322.2	47.4%
Operating result before exceptional items and amortisation (EBITA)	85.8	53.3	61.0%
Operating margin	4.4%	4.0%	
Operating result before exceptional items (EBIT)	80.7	51.8	55.8%

The animal nutrition segment subdivides into:

1. **Compound feed Europe** comprises the compound feed businesses from the Hendrix companies in the Netherlands, Belgium and Germany and from Nanta and Agrovic in Spain and Portugal.
2. **Premix and speciality feed** are the global activities of Trouw Nutrition International, which holds a strong position in the world market for premix and innovative speciality feed products.
3. **Animal nutrition Canada** is the acquired animal nutrition business in Canada and the USA formerly owned by Maple Leaf Foods.

Compound feed Europe



Nutreco produces a broad range of compound feed products for poultry, pigs and ruminants, but also horses, rabbits, goats, sheep and other species.

Nutreco feeds are made by the Hendrix companies in the Netherlands, Belgium and Germany and by Nanta and Agrovic in Spain and Portugal. Networks of sales offices, distributors and dealers provide a strong presence in these markets. Nutreco feeds are recognised for their high quality and performance, value for money and the technical service and strategic consultancy available for customers as an integral part of every product.

Market position and competition

The compound feed business is typically a bulk operation in which sourcing, milling and transportation are critical activities. Compound feed producers often operate on a national or regional scale. The concentration of compound feed markets is therefore low on an international scale, but high in local markets. The ingredients for compound feeds are sourced from local and international commodities markets, the co-products of the food and biofuel industry, and premix and speciality feed producers.

Over the past few years the Western European compound feed market has been characterised by a slight growth in Spain and fairly stable to contracting markets in the Netherlands, Belgium, Portugal and Germany. This development reflects decreased meat production, mainly attributable to meat and meat product imports from countries with low production costs. In contrast to previous years, 2007 saw a marked increase in compound feed demand. Among other things, this was due to steeply rising grain prices, which led mixed farms to use less of their own grains in cattle feed. These farmers sold their grain crops, buying compound feed instead.

With a market share of 12%, Nutreco (Hendrix) is the biggest player in the Benelux. The market in the Benelux is fairly concentrated, with six players accounting for about 50% of total compound feed production.

The market in Spain and Portugal is much more fragmented. The ten main players in the Iberian Peninsula (eight in Spain and two in Portugal) together account for 30% of the market. In total, there are more than 910 compound feed companies. Nutreco is market leader in Spain with a market share of about 11% and in the Iberian Peninsula with a market share of 9%. Other major producers are Vall Companys, Núter (merger of Saprogal and Pascual de Aranda), Guissona, Coren and Cargill.

The compound feed market in Spain represents a volume of 25 million tonnes including home-mixing. It is a multi-species market with a great importance in the pig (38%) and poultry (19%) markets.

On 31 January 2008 Nutreco finalised the acquisition of the feed assets of Copaga in Catalonia. The feed factory has a capacity of approximately 300,000 tonnes and will strengthen Nutreco's market position in the region.

Products and services

Through its compound feed businesses, Nutreco offers a full range of products, with a focus on poultry, pig and cattle feeds. The supply encompasses more than a hundred different types of feed products. Nutreco also produces feeds for horses which are formulated to match the nutritional needs in several horse lifestyles, from family horses to racehorses.

Nutreco sets itself apart in the market through technological innovation and the provision of know-how and support to farmers, with a strong focus on quality, efficiency and reduction of the environmental impact. Nutreco supplies its feed products in combination with technical advice. Thanks to the quality of its products and service, Nutreco has succeeded in positioning itself at the high-end market.



Production

In the Benelux, Nutreco operates nine large compound feed plants: six in the Netherlands and three in Belgium. The capacity of these plants ranges from 100,000 to 400,000 tonnes a year. The total annual production capacity amounts to 2.4 million tonnes. In addition, Nutreco operates a smaller feed plant in Germany. The Nutreco businesses in Spain and Portugal operate a total of 15 production facilities, with a total annual production capacity of about 2.5 million tonnes.

Strategy

In Northwest Europe, the strategy focuses on quality-oriented farmers, to whom Nutreco supplies feed and advice as part of a Total Management Concept. The market in Northwest Europe is characterised by the increase in farm scale. By closely collaborating with these farmers, Nutreco expects to improve the return for both farmers and Nutreco. Nutreco is also focusing on the further development of the Nutrace® programme, which has set the standard in the field of quality and safety in the feed industry.

The strategy of the compound feed businesses in Spain and Portugal is aimed at autonomous growth. Nutreco enjoys an excellent reputation in the Spanish compound feed industry, sets itself apart in the market through innovation, feed safety and service and is able to gradually strengthen its position even further.

The sustainability of raw materials, too, is playing an increasingly important role. Nutreco is actively involved in international projects aimed at improving the sustainable cultivation of key raw materials such as soya flour.

Operating result

Compound feed revenue was EUR 261 million (34%) up on 2006, of which increased selling prices accounted for 22%, mainly due to passing on raw material costs, and volume growth added 12%. The EBITA before exceptional items was 50% higher at EUR 37.9 million. In the Benelux the operating results improved due to efficiency measurements initiated in 2006 and an increase of market share. Nanta, the Spanish compound feed business, had record sales in 2007 and continued its strong performance of recent years.


NANTA

Key figures (EUR x million)	**2007**	**2006**	**Change**
Revenue (third parties)	1,031.8	770.5	33.9%
Operating result before exceptional items and amortisation (EBITA)	37.9	25.3	49.8%
Operating margin	3.7%	3.3%	
Operating result before exceptional items (EBIT)	37.0	24.8	49.2%



Premix and speciality feed

Nutreco subsidiary Trouw Nutrition International (TNI) holds a strong position on the world market for premix and innovative speciality feed products. The company has operations in more than 20 countries and around 2,400 employees. Since 1931, TNI's feed-to-food solutions have met the needs of feed producers, integrators, distributors and home-mixers, as well as the companion animal industry.

Market position and competition

TNI is a major player in Europe and North America. It produced a total of over 1 million tonnes of premix and speciality products in 2007, of which 609,000 tonnes in Europe, 119,000 tonnes in the USA and Mexico, and 303,000 tonnes in other regions. The estimated market shares in the principal markets where Nutreco operates are:

TNI market share	2007
UK	45%
Netherlands	35%
Poland	33%
Ireland	30%
Belgium	27%
Mexico	25%
Spain	20%
Global market share	12%

On 19 February 2007 Nutreco announced the takeover of the animal feed blends, premix and base mix businesses of BASF in Poland, Italy, the USA, the UK, Mexico, Guatemala, China and Indonesia, with a total of 435 employees. With this step, TNI has doubled its premix revenue to EUR 400 million, making it the second largest player in the global premix industry.

On 25 September 2007 Nutreco received unconditional clearance from the European Commission to complete the acquisition of the premix businesses from BASF in Italy, Poland and the UK. The closing of the transaction in these countries took place on 31 October 2007. In China the transfer of assets was finalised on 28 September 2007. The transaction in the USA, Mexico, Guatemala and Indonesia was completed earlier.

After integration and transformation, the acquired BASF activities are expected to contribute EUR 10 million to Nutreco's operational profit in 2009, mainly as a result of synergy effects. The profit margin of the acquisitions is expected to be on a par with Nutreco's existing premix and speciality feed activities within two years.

On 1 June 2007 Nutreco announced the acquisition of the remaining 40% shares in Tenusa Trouw Nutrition Mexico. This acquisition, and the acquisition of BASF Mexico, has made Nutreco the number two in the Mexican market, the fifth largest feed producing country worldwide.

On 2 October 2007 TNI announced the acquisition of a 51% share in the animal nutrition activities of Interkim in Turkey. The activities will be continued in a new joint venture named Trouw Nutrition Turkey. With this joint venture, TNI will become the number two player in premix and feed ingredients in Turkey. The company has annual sales of approximately EUR 13 million in feed ingredients, industrial premixes, young animal feeds (calf milk replacers) and animal health products.

The animal nutrition market in Turkey shows large growth potential and TNI wants to capitalise on that by acquiring a majority share in Interkim. TNI's partner Interkim has had a presence in Turkey since the year 1997 and is one of the major importers of animal nutrition products and premix producers in this country.

Products and services

TNI supplies feed premixes and concentrates, feed specialities and nutritional services. Premixes and concentrates include vitamins, minerals and trace elements for compound feed and pet food. Customers include integrated animal production companies, feed manufacturers and home-mixing farmers. The sales of premixes represent over half of TNI's total revenues.

Greenline™ premixes typify the innovative approach of TNI. These effective combinations of natural ingredients provide a valuable alternative to antimicrobial growth promoters, now banned from feed in the European Union and elsewhere.

Products in the Selko range inhibit the growth of bacteria in the agricultural value chains. They have an important role in feed-to-food safety, from harvesting of raw materials for feed, through the production and use of feed and on to meat processing. TNIbetain provides multiple health benefits, including gut health and better resistance to heat stress. Protimax® helps pigs in digesting their food. Fibosel® boosts animals' immune systems and provides protection against diseases.

Other speciality products are feeds for vulnerable phases such as the transition from gestation to lactation and weaning. Milkiwean diets for young piglets, for example, minimise digestive disruption during the transfer from weaning to conventional pig feed. MinLink supplements and diet optimisation software ensure that ruminants are provided with exactly the minerals they require, reducing mineral excretion and, consequently, environmental impact to a minimum.

Masterlab, TNI's laboratory unit, measures the quality control of feeds and feed raw materials. Located in the Netherlands and Spain, Masterlab is equipped with modern analysis and testing facilities. It houses one of the largest databases with analyses of raw materials and feed.

The complete range of products and services offered by TNI companies is extensive and growing. It is supported by applied research at the Nutreco research centres and backed by Trouw Nutrition laboratory services.

Production

TNI has 15 production facilities in Europe and six plants in the USA and Mexico. Furthermore, TNI has production facilities in China, Brazil, Indonesia, Guatemala and Turkey, a 50% joint venture in Venezuela and a 33% interest in Egypt.

Strategy

TNI's strategy is aimed at increasing market share in the feed specialities. Major growth markets are Eastern Europe, Latin America and Asia. TNI's growth strategy focuses on capturing leading market positions in promising countries where Nutreco is active. The Western European market is stable. Cost control, logistic efficiency and innovation are key drivers of position improvement.

Operating result

Trouw Nutrition International (TNI) reported a 36% increase in revenue compared with 2006. Acquisitions accounted for most of this increase (24%), volume growth added 7% and higher prices contributed 6%, with a -1% foreign exchange effect. Sloten, the speciality feed business acquired in 2006, and the BASF premix businesses acquired in 2007 were the most important contributors to the growth from acquisitions. Smaller acquisitions in Mexico (Tenusa) and Turkey (Interkim) also contributed to the growth of the business.

The operating result before exceptional items benefited strongly from the contribution of acquisitions, higher volumes and improvements in the product portfolio. The performance in Western Europe improved as a result of the restructuring undertaken in the past year.

Key figures (EUR x million)	**2007**	**2006**	**Change**
Revenue (third parties)	749.2	551.7	35.8%
Operating result before depreciation and amortisation (EBITA)	38.7	28.0	38.2%
Operating margin	5.2%	5.1%	
Operating result before exceptional items (EBIT)	37.2	27.0	37.8%

Animal nutrition Canada



On 22 May 2007 Nutreco announced that it has signed an agreement to acquire the animal nutrition business from Maple Leaf Foods Inc. The acquisition was completed on 20 July 2007.

The acquired business – through its well known Shur-Gain and Landmark Feeds brands – is the leader in animal nutrition technology and offers a wide range of products such as complete feeds, premixes, feed speciality products, feed additives and pet food. Shur-Gain is active in the Central and Eastern regions of Canada and in New York State, to the south. Landmark Feeds is responsible for business in the Western region. Both Shur-Gain and Landmark Feeds are long-established businesses: Shur-Gain dates from 1937 and Landmark Feeds from 1954. The headquarters are located in Guelph, Ontario. The R&D centre in Burford, Ontario, supports all the business. The company has approximately 1,200 employees in eight Canadian provinces and New York State.

This major acquisition fits within Nutreco's core business growth objectives. The animal nutrition business in North America is the largest in the world and it has been a long-standing ambition of Nutreco to increase its presence in this important area.



Market position and competition

The total animal feed market in Canada produces approximately 23 million tonnes. Shur-Gain and Landmark Feeds hold leading positions in all sectors with an overall market share of approximately 23%.

Nutreco Canada operations


NORTHWEST TERRITORIES
Victoria
Vancouver
Calgary
Regina
Winnipeg
Ottawa
Toronto
Montreal
Quebec
NEW YORK STATE

Production of milk and poultry products is supply-managed by quotas throughout most of Canada, which means these markets are relatively stable. Shur-Gain owns poultry quota in Quebec to support its hatchery and feed operations. Swine production is not controlled.

In Canada there are mainly regional feed producers, with some of the larger players being Ridley, Viterra (Unifeeds) and Cargill/Agribrands.

Products and services

The animal nutrition products of Nutreco in Canada include base premixes, protein premixes, concentrates and compound feed, feed specialities and animal health products.

Pet food is produced as a dry extruded product for both private labels for the grocery market and branded products for the pet speciality market.

In New York State the business is focused on feed for dairy cows. Farms in the USA are much larger than in Canada as there is no quota system.

Technical expertise and product innovation are key characteristics of Nutreco in Canada, keeping the animal feed businesses at the forefront of their markets.

Production and distribution

Customers in Canada are served from the 16 animal feed manufacturing facilities for swine, beef, dairy and poultry. In addition, Shur-Gain is supported by an extensive dealer network in both Ontario and Quebec. Nutreco Canada has a dedicated pet food plant producing private label and branded products in St. Marys, Ontario. In Strykersville, New York, there is also a compound feed plant producing Shur-Gain feed for the dairy business in this region.

Strategy

Nutreco's leading position in Canada and its great name recognition and strong brands provide the company with an excellent foundation on which to build its presence further in North America. North America (Canada, USA and Mexico) is the largest animal nutrition market in the world.

Shur-Gain and Landmark Feeds have high standards in products and business performance. Synergies are found in the joint purchase of raw materials, the sale of complementary products and the sharing of R&D knowledge, to benefit Nutreco on both sides of the Atlantic Ocean.

Operating result

The financial figures of animal nutrition Canada are consolidated since 20 July 2007, the date of acquisition.

The contributions to revenues and operating result were in line with our expectations at the time of the acquisition. In 2007 the Nutreco animal nutrition operations in Canada had to deal with a pig feed market characterised by low pig prices and a weak US dollar in combination with higher feed costs. This challenging market situation was offset by the favourable market conditions in feed for dairy and poultry feeds.



Key figures (EUR x million)	**2007**
Revenue (third parties)	167.5
Operating result before depreciation and amortisation (EBITA)	9.2
Operating margin	5.5%
Operating result before exceptional items (EBIT)	6.5

Operational developments

Fish feed



Nutreco's subsidiary Skretting is the world leader in fish feed. It has business units on five continents producing fish feed for aquaculture in more than 25 countries.

Share of revenue third parties fish feed in revenue Nutreco
(EUR x million)



1,192.9
4,021.1

Share of operating result fish feed in operating result Nutreco
(EUR x million)



70.2
152.6[1]

1 Operating result before exceptional items, including corporate costs of EUR 20.1 million

Nutreco's subsidiary Skretting is the world leader in fish feed. It has business units on five continents producing fish feed for aquaculture for more than 25 countries. These Skretting companies produce feeds for around 50 species of farmed fish, including Atlantic salmon and other salmon species, sea bass and sea bream, trout, eel, turbot, yellowtail, barramundi, tilapia, cod and halibut. The feeds help to raise tasty, healthy and nutritious farmed fish. A special team provides support and technical service.

Skretting has a track record of innovation. It was the first to produce dry feed for salmon, the first to use extruders in fish feed technology and the first in Europe to become an approved producer of organic fish feed. Skretting in Norway was the first fish feed business to fully understand the need for constant and significant levels of research and development, and continues to provide innovative concepts and products for customers.

Skretting's core competence is the production of extruded dry fish feed. Fish feed consists of proteins, oil and fats, cereals, vitamins and minerals. These nutrients are ground, mixed and subsequently extruded. The extrusion process binds and forms the product. When the products come out of the extruder, they are dried. Subsequently, oil and essential nutrients are added to the product.

To provide customers with a total solution throughout the growth phases of fish and for various conditions, Skretting also produces starter feed for young fish and special dietary formulas.

In 2007 Skretting produced approximately 1.3 million tonnes. About three-quarters of the total production is destined for salmon and sea trout. In December 2007 Skretting Salmon Feed reached a milestone by producing and delivering one million tonnes of salmon feed in one year. The other quarter represents feed for other fish species, in particular for trout, sea bass, sea bream, turbot, yellowtail, barramundi, eel and cod.

Market position and competition

The main markets of Skretting have been in salmon, trout, sea bass and sea bream. Skretting R&D and product developers are constantly exploring feed for new species, new feeding techniques and higher health, welfare and environmental demands, which contributes to the growth of the business.

The principal salmon and sea trout feed markets are Norway and Chile, where approximately 80% of salmon farming in the world is carried on. Other principal countries are Scotland, Canada, Australia and Ireland. Skretting's main markets for other fish feed are Europe and Asia. Skretting is number one in all principal markets where it is active.

Skretting has been active in salmon farming since the beginning of the industry. Market developments in feed closely reflect fish farming developments. The salmon feed sector is characterised by a small number of international market players, including Skretting, Cermaq (Ewos) and Biomar, which together account for almost 90% of the global salmon feed market.

Products

Skretting has a comprehensive range of diets available to suit all needs of the salmon farmer – from low-volume speciality diets for fry and smolts to high-volume grower feeds. Over the years Skretting has demonstrated a commitment to the demands of the industry, with an underlying drive to deliver the lowest feed cost per kilogram produced fish of excellent quality.

Skretting distinguishes four types of fish feed products: feed for broodstock diets, juvenile feed, grower diets and special diets.

Broodstock is one of the most important production stages in fish farming. The yield further along the production chain will be determined to a great extent by the quantity, quality and health of the fry that the broodstock produces. To ensure healthy and natural growth of the fish, it is of vital importance that the broodstock gets the best possible nutritional input.

Juvenile feeds are suitable to feed larvae and fry after hatching. In the early stages of life the nutritional quality of the feed is essential to ensure a healthy growth of the fry.

It is important to produce feed particles for these young fish with the right size and physical quality. It is also important that the feed does not worsen the water quality of the tanks in which the fry are reared. Juvenile feeds span from tiny particles of less than 100 micrometres in size up to large pellets of over 20 millimetres in diameter.

Skretting supplies a range of grower diets well suited to feed fish after the juvenile stage. These products target





different growth rates and feed conversions depending on the production plan and economic consideration of the farmers. The nutritional composition and raw material composition of the feed are carefully balanced to deliver nutritious and healthy fish to the consumer. Skretting strives to formulate its diets so that negative impact on the environment is minimised.

Nutrace® is used as food safety and quality system. Accurate and accessible records of all raw materials, production and deliveries are essential. Nutrace® tracking & tracing systems meet current and pending legal requirements around the globe, including those of the EU and the FDA. They also meet the specifications of retail, food service and food processing customers. This unique concept integrates measures to ensure quality and safety from feed raw materials through to finished products.

Fishmeal and fish oil are traditionally the key raw materials constituting fish feed products. However, more and more vegetable alternatives are used as substitutes for these limited raw materials. Research and development made it possible during 2004-2007 to reduce the fishmeal and fish oil content in fish feed from 64% to 46%. Of course, substitution is only practised if the feed quality is guaranteed. Substitution of expensive raw materials has enabled Nutreco to keep price rises of its products to a minimum.

Production and distribution

Skretting has 16 production facilities in all major production regions. The total production capacity amounts to 1.4 million tonnes and the utilisation rate in 2007 was over 90%.

To meet the rising market demand for quality fish feed from the international aquaculture sector, Skretting is investing EUR 24 million in expanding the production capacity at the Averøy fish feed plant in midwestern Norway. New warehouses for end-products, better port facilities and extra storage space for raw materials will improve the logistics process and increase efficiency. More product development opportunities are being created, based on new production technologies, with support from the Skretting Aquaculture Research Centre (ARC).

By June 2008 the production capacity in Averøy will be increased by 60,000 tonnes to 240,000 tonnes. Skretting is considering supplementing this investment of EUR


SKRETTING

24 million with a further 100,000 tonnes increase in production capacity, commencing in June 2008.

The investment in the Averøy plant comes after the capacity expansion at Skretting's fish feed plant in Stavanger. Skretting has three production facilities in Norway and, by June 2008, will have over 500,000 tonnes of production capacity.

In 2007 the construction of the 220-metre pier at Skretting Chile's Pargua feed plant was finalised. The first delivery of 400 tonnes of fish feed was made in December 2007 to several fish farms in Region XI. The Skretting pier is unique in Chile and will help Skretting Chile to establish a new standard of efficiency, timeliness and reliability in the delivery of fish feed. Pargua is strategically located on the coast to the south of Puerto Montt, close to Chiloé Island. From its pier in Pargua, Skretting Chile is able to deliver products from its plants directly by boat to the majority of aquaculture farms in Regions X, XI and eventually Region XII. Today Region XI is producing more than 20% of the total Chilean salmon production.

In January 2008 Skretting Japan acquired the fish feed production facilities of Marine Net Co. Ltd. Prior to the acquisition Marine Net was already producing the majority of the fish feed for Skretting Japan. The purchase price amounts to approximately EUR 15 million, including investments in working capital and capex. With this transaction Nutreco has acquired the largest extruded feed factory in Japan, located in the international port city of Imari. The acquisition of these assets has enabled Skretting to further optimise production. Hence it allows Skretting to secure the quality, safety and traceability of its products, which is increasingly demanded by Japanese customers.

The Japanese marine fish feed market is one of the biggest in the world, with an annual production volume at around 600,000 tonnes. The major fish species for which feed is produced are yellowtail and red sea bream. Skretting currently has a market share in Japan of approximately 8%. After the acquisition Skretting Japan will have 90 employees and annual revenues of EUR 45 million.

On 18 January 2008 Skretting announced the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed in the United States. The company has two production facilities near Salt Lake City, Utah. The total consideration for this transaction is EUR 11 million.

Nelson and Sons was a family-owned business with 50 employees that started to produce fish feed in 1956. The company produces fish feed in western US and has a significant share in the Idaho Trout business. The company is also active in Canada and Mexico. The total annual fish feed production is around 30,000 tonnes. The company has annual revenues of approximately EUR 17 million. The profitability is in line with the profitability of Skretting's fish feed business.

Strategy

The strategy is mainly aimed at autonomous growth of salmon feed and other fish feed activities. Nutreco will be able to achieve this by investing in new technologies. In doing so, Nutreco will continue to carry out research on alternative raw materials to replace fishmeal and fish oil. Cost optimisation is also of great importance, as well as the improvement of logistic processes. Furthermore, Nutreco is striving towards growth in fish feed specialities such as starter feed and health-promoting feed. In this respect, Nutreco aims to strengthen its leading position in the field of innovation, quality, food safety and sustainability. The production of tasty and healthy fish is a common interest of the fish feed companies and fish farms. To further foster sustainable growth of the aquaculture industry, Nutreco will intensify its collaboration with fish farms.

Nutreco aims to maintain its strong positions in feed for other fish species in several European countries, as well as to strengthen its position in other regions. In this segment, too, growth in market share and profitability are the central strategic objectives.

Operating result

Fish feed revenue in 2007 was up 20% compared with 2006. Volume growth accounted for 15%, higher prices added 7% and there was a -2% exchange effect. In Norway, in particular, salmon feed sales increased significantly. Volume growth in 2007 was supported by good breeding conditions in the winter period, with relatively high sea temperatures. Also in Chile there was volume growth in 2007 despite the health conditions in salmon farming. The Chilean fish farming market is affected by a salmon disease (ISA). Accordingly, the Chilean fish feed market growth in 2007 was lower than in previous years. Taking into account the measures taken by the fish farming industry we expect the first signs of recovery in 2008.



Key figures (EUR x million)	**2007**	**2006**	**Change**
Revenue (third parties)	1,192.9	990.8	20.4%
Operating result before exceptional items and amortisation (EBITA)	71.0	68.1	4.3%
Operating margin	6.0%	6.9%	
Operating result before exceptional items (EBIT)	70.2	67.0	4.8%

Operational developments

Meat and other activities



Sada is the Spanish market leader in chicken production and is well known in Spain for its Sada and Cuk brands. Sada also produces a range of chicken products and meal solutions.

Share of revenue third parties meat & other in revenue Nutreco
(EUR x million)


879.7
4,021.1

Share of operating result meat & other in operating result Nutreco
(EUR x million)


21.8
152.6[1]

1 Operating result before exceptional items, including corporate costs of EUR 20.1 million

In 2007 Sada launched a new brand, Frichef de Sada, for a range of fresh, packed roasted and frozen poultry products. Sada has production units throughout Spain which are strategically located to serve the Spanish market.

Feed for Sada poultry is produced by Nanta, the Nutreco feed company in Spain.

Sada markets its products to retailers, food service companies and food processing companies in Spain. Sada's Cuk chickens are produced from specially bred, slower growing chickens that are raised on their own unique diet. They provide a superior quality food product. Nutreco also has a broiler trading activity, which is related to the Hendrix compound feed activities in the Netherlands, and a pig integration business in Spain operating as Inga Food, which is related to Nanta.

Market overview (meat)

Meat consumption in Spain is growing at an annual rate of 1-2%. Demand for pure poultry products is slightly declining, while demand for fresh ready-made poultry meals is increasing by 5-6% per annum. To limit the exposure to market price fluctuations, agreements have been concluded with major retail customers about a new pricing model based on cost price rather than on market price quotations for poultry and pigs.

Market position and competition (meat)

With a market share of about 30%, Sada is the number one poultry producer in Spain. The main competitors are Coren, Guissona, Uvesa, Doux and Avícola Navarra. These five producers have a joint market share of approximately 34%. Spain is a relatively closed market with limited imports.



Production and distribution (meat)

Sada has ten processing facilities with a total annual production capacity of about 150 million broilers. The largest part of the production is sold to consumers through supermarkets and hypermarkets. Other sales channels are food industry, food service and traders (distributors).

Almost 95% of the production relates to fresh products and about 5% to frozen products. Over 50% of the products are value-added products.

Strategy (meat)

Sada's strategy focuses on stepping up alignments with the major retailers. In this regard, fresh packed and value-added poultry products play an important role and offer the best possibility to reduce volatility of the results. Value addition is achieved through innovative and flexible product development and close cooperation with the customer. Sada will also strengthen the sales to the food service segment. In the field of animal nutrition, Sada will continue to collaborate closely with Nanta.

Other businesses

The poultry hatchery and pharma egg business in Canada, which was acquired from Maple Leaf, is reported as other businesses.

Nutreco owns five hatcheries in Eastern Canada, which are producing 75 million day-old chicks and which give Nutreco a 34% market share. The Canadian hatchery business is regulated by quota. In Quebec, one of the hatcheries is dedicated to the pharma egg business (Les Embryons Lanaudière), which produces embryonated eggs for the pharmaceutical industry. The pharma egg business has a market share of approximately 40%.

The pharma egg business is a niche segment with a good potential for growth. Nutreco will make efforts to maintain market positions in both businesses.

Also included in other businesses are a Spanish pig activity operating as Inga Food and a broiler trading activity related to the Hendrix compound feed activities in the Benelux.

Operating result

The EBITA from the meat business in Europe increased due to a recovery in demand after the negative impact of the Avian Influenza concerns in 2006. The poultry meat results of Sada in Spain also increased, due to good poultry prices and increased sales of value-added products. The pig integration business in Spain was affected by lower pig prices in 2007.

The poultry operations in Canada performed well and contributed EUR 40 million in revenues with an above-average EBITA margin (EUR 2.8 million).

Key figures (EUR x million)	**2007**	**2006**	**Change**
Revenue (third parties)	879.7	718.3	22.5%
Operating result before exceptional items and amortisation (EBITA)	22.3	15.4	44.8%
Operating margin	2.5%	2.1%	
Operating result before exceptional items (EBIT)	21.8	15.3	42.5%

Corporate Social Responsibility

Corporate Social Responsibility (CSR) continued to be a priority for Nutreco throughout 2007.

From the outset of the year, it was clear that Nutreco would give significant attention to the growth aspect of its 'Rebalancing for Growth' strategy, as an animal nutrition company. Five focus points were identified to set the agenda for 2007 and were promoted internally. One of these was 'R&D, innovation and Corporate Social Responsibility', emphasising that growth would not distract Nutreco from these commitments.

The first Nutreco Corporate Social Responsibility Report was published in 2001. Since then, the CSR policy has evolved. The main developments were the identification of CSR priorities and the re-evaluation of those priorities in line with changes in Nutreco.

In 2005 those priorities became:

- Sustainable management of natural resources
- Climate change
- Feed-to-food quality
- Nutreco people & investment in the community

These continue to be the CSR priorities for Nutreco and form the basis for CSR reporting in 2008. In 2007, to initiate a pilot project, key performance indicators relating to these priorities were discussed and identified together with the Skretting businesses.

Sustainable management of natural resources

Raw materials derive directly or indirectly from agricultural produce and wild-caught fish. Some feed additives, such as essential minerals, are provided from industrial resources.

Typical feed raw materials include feed-grade wheat, maize (corn), soya meal, corn gluten feed, fishmeal and fish oil. Many feed raw materials are obtained as by-products from food and drinks processing and, more recently, from the production of biofuels.

For all raw materials, production, processing and transporting have environmental impacts and may have social effects. Nutreco gives attention to these environmental relationships and to ways of moderating them to be sustainable.

In 2007, Nutreco continued to take initiatives and pursue actions aimed at improving raw material sustainability. Some examples follow.

In June, Nutreco organised InnoVision, the international R&D strategy workshop, and Agri Vision, the international business conference. Sustainability of raw materials and the balance of demand between feed, food and fuel were main topics, together with the impact of emerging economies on the feed-to-food value chain.

At InnoVision, agro-economic experts and scientists from the major geographical regions defined three priorities for innovation to enable the agricultural industry to meet the challenge:

1. Feedstuff and formulation technology to ensure the agricultural industry can provide animal food products at affordable prices
2. Identification of new natural feed additives to improve feed digestion and contribute to animal health and welfare
3. Nutrigenomics – optimising the nutrition of animals in relation to their genetic characteristics



Nutreco continued to be a participating member of the Round Table on Responsible Soy, which was initiated in 2004. There are 35 participating members including soya producers, processors and users and representatives of civil society, including NGOs. They represent more than 20% of the world soya trade of more than 200 million tonnes.

The soya sector has been criticised for deforestation, illegal appropriation of land, displacement of small farmers and indigenous peoples and non-compliance with labour laws.

The Round Table is developing globally applicable criteria and indicators for the production, processing and trade of soya in a responsible manner. This is an example of an initiative to move the practices of a whole industry rather than of one company.

The WWF Salmon Aquaculture Dialogue is an equivalent industry-wide initiative relating to aquaculture. The Dialogue is organised by WWF USA and the agenda is driven by a steering committee in which Nutreco is represented by Skretting. Other organisations and companies represented on the steering committee include NGOs, aquaculture companies and environmental organisations. The objectives include the development and implementation of verifiable environmental and social performance levels that measurably reduce or eliminate the key impacts of salmon farming and are acceptable to the stakeholders.

The 2007 meeting was held in Santiago, Chile. The main themes were chemical inputs and nutrient loading/carrying capacity, and the socio-economic costs and benefits of salmon aquaculture.

During the year, Skretting issued a Sustainability Statement that defines its position with respect to the sustainability of its feeds and their ingredients. Topics include open and transparent dialogue with all stakeholders in the value chain, to ensure that fishmeal and fish oil stocks are used optimally, to make good use of the available by-products from capture fisheries, to invest in research and work with customers to reduce feed conversion ratios, and to initiate partnerships to improve the sustainability of vegetable raw materials. See www.skretting.com.

Minimising the environmental impacts of Nutreco activities, from sourcing raw materials to the use of its products, is an important part of Nutreco's sustainability policy.



Progress made by Skretting in optimising the use of fishmeal is seen in production and consumption figures. Even with feed volume growth of 30% in the period 2004-2007, Skretting used less fishmeal (31 kt) and less fish oil (8 kt) than in 2004.

Nutreco research centres develop models for feed composition optimisation, so that the raw materials can be used in the most effective manner possible. Two current models are BOSS and Newton, developed respectively at the Ruminant Research Centre in the Netherlands and the Nutreco Canada R&D centre. Both models enable Nutreco to optimise the use of raw materials while meeting the needs of the animals more precisely. Equivalent models have been developed for fish feed, for example to reach specified omega-3 fatty acid levels in harvested fish from a minimum content of fish oil in the feed.

In Spain, Nanta optimised the use of phytases in feeds for layer poultry and pigs. Using phytases is estimated to have reduced the consumption and excretion of phosphates in Nanta products by 14%. In 2007, that represented a reduction of 2,800 tonnes of monocalcium phosphate in compound feeds.

Because the combinations of raw materials used in animal feeds are flexible, a variety of raw material options may be used to achieve a nutritional specification. Broadening the raw material options is important because it increases the flexibility feed formulators have and enables them to avoid less sustainable raw materials and those that become scarce and expensive.



Trouw Nutrition Feed Ingredients brought products to market that enable feed formulators to broaden their raw material options.

TNbetain, a by-product from sugar beet processing, supports animals during heat stress and promotes better gut health and function. This enables animals to cope with a wider selection of less usual raw materials.

Optimin-chelated trace minerals support the natural regulation of trace minerals in the animal's metabolisms. Trace minerals are essential for the functioning of many enzymes, but regulation is needed to prevent either excess or insufficient availability. Animals receiving Optimin chelates are less sensitive to variations in trace mineral contents of raw materials. Additionally, avoiding excess inclusion of minerals reduces excretion into the environment.

Climate change

Changes in the global climate have multiple effects on Nutreco, by influencing raw materials supply and by affecting the way in which customers can operate.

Climate change topics addressed by Nutreco in 2007 include attention to the influence of feed formulation on methane generation by ruminants, the transport of raw materials, processing of feeds and delivery of finished goods, and a reduction in greenhouse gas emissions resulting from better energy management at production and processing plants.

The Dutch Ministry of Housing, Spatial Planning and Environment (VROM) awarded a grant to Nutreco for research on developing a tool for reducing methane emission from dairy cows. One third of the total methane emission in the Netherlands evolves from the agricultural sector. The Dutch dairy sector is responsible for about 4.8 million tonnes of methane a year.

In the UK, the Manchester Business School prepared a report, Environmental Impacts of Food Production and Consumption, on behalf of the Government Department for Environment, Food and Rural Affairs. Published in December 2006, the report notes that the production of feeds is an important factor in energy inputs used in the production of meat. Nutreco, therefore, is well positioned to make a valuable contribution to reducing this impact.

Combining the two themes, in 2008 Nutreco will initiate a study of the greenhouse gas impact, both capture and emissions, in the agricultural food chains in which it is active.

The task and challenge for Nutreco as a feed producer is to control and minimise this energy consumption. As the energy costs are a major part of the operational costs, both in transport and at the feed mills, this makes good business sense. Nutreco therefore encourages the development and implementation of energy efficiency programmes at operating companies.

At the end of 2007, Nutreco signed a contract with energy supplier E.ON to ensure that all of the electricity used by Nutreco in the Netherlands is from sustainable sources. Skretting Norway's fish feed plant in Averøy is powered by energy from a nearby waste-burning facility.

Delivery of fish feed by boat is more energy efficient than delivery by road. In December 2007, Skretting Chile completed the building of a 220-metre pier, unique in Chile, at its Pargua feed plant to facilitate delivery of feed by boat. The pier can accommodate vessels up to 2,000 tonnes, which can deliver feed to remote locations up to about 650 kilometres from Pargua.

Skretting in Norway initiated plans to begin silo-silo feed deliveries. Finished feed will be held in a silo at the feed plant, transferred into silos on specially built boats and transferred directly into silos at the fish farms of customers. Silo-silo delivery will reduce the energy used, through efficient boat transport and reduced use of forklift trucks in loading and unloading.

The Agri Vision international business conference organised by Nutreco in the Netherlands in June 2007 brought 340 delegates from 33 countries around the world. Nutreco calculated the CO_2 equivalence for travel and accommodation of all delegates, then donated a compensatory sum to Climate Neutral (see www.klimaatneutraal.nl).

Feed-to-food quality

The nutritional value, taste and texture of food products such as meat, fish, dairy products and eggs are directly influenced by the nutrition of the animal concerned.



Therefore, as a major animal nutrition and fish feed company, Nutreco has an important role to play in providing feeds that are nutritious and safe, thereby contributing to the supply to consumers of safe food of a quality they want.

Food safety rose in public awareness and on government agendas on a global scale during 2007. This was prompted by a series of incidents, mostly relating to feed and food raw materials. There is a worldwide increase in food safety legislation. At the same time, bodies such as the European Union (EU) are rationalising and simplifying applicable legislation, which gives a more consistent market in which to operate. Simultaneously, in the EU and other markets, there is a parallel trend to greater enforcement, with more checking on aspects such as undesirable substances, feed raw materials, production and processing procedures, and on product labelling.

For Nutreco, feed and food safety have become codified in Nutrace®. Nutrace® is a comprehensive feed-to-food quality strategy that is unique to Nutreco. In 2007, Nutreco completed a review of feed and food safety elements of Nutrace® and began a rollout of the refreshed strategy through all Nutreco businesses, including those that became part of Nutreco during the year. The review included the development and introduction of revised

Nutrace® standards under the headings of Certified Quality, Monitoring, Risk Management and Tracking & Tracing.

In an important step, Nutreco inaugurated the company-wide Nutrace® platform. The platform comprises quality and food safety specialists in all Nutreco businesses and has become a core part of Nutrace®. It facilitates sharing of effort, knowledge and best practices between businesses, has enabled the implementation of rapid alert and early warning processes, and ensures consistently high standards are applied throughout Nutreco.

In most cases, feed or food safety incidents can be related to undesirable substances, microbial contamination or antinutritional factors in feeds. A shared Nutrace® database now holds information on a global scale on the risk profiles of feed raw materials and other ingredients, with indications of supplier, origin, transport, processing, storage and most likely contaminants, residues and antinutritional factors.

Nutreco people & investment in the community

This priority area includes people in Nutreco and those affected by the activities of Nutreco. Human resource activities are described elsewhere in this report. It is relevant, though, to report here on activities relating to health and safety at work.

Health and safety of employees has a high priority in Nutreco and forms a substantial part of the audits conducted by the Nutreco Health, Safety, Environment and Quality (HSEQ) team. The HSEQ team regularly inspects and audits all Nutreco production and processing sites, primarily to ensure that Nutreco standards are met.

At the request of Nutreco business managers, in 2007 the HSEQ team developed a system of site categorisation, based on HSEQ audit results. Starting in January 2008, each site will be rated in one of five categories.

At the same time, the auditing programme will focus on aligning acquired sites with Nutreco standards. To facilitate the review of acquired sites, in 2007 the HSEQ team developed a Quick Scan audit that can be completed in one day. It involves a physical site inspection and a basic questionnaire. Quick Scan audits will introduce acquired companies to the Nutreco system and indicate how soon a full audit is required.

As Nutreco grows, it is involved with widely varying cultures and expectations regarding health and safety at work. Every new acquisition starts from a different position, but progress, though at different speeds, is always towards the Nutreco HSEQ standards.

Building relationships with communities is an important topic and Nutreco is aware it cannot operate in social isolation. Nutreco businesses are encouraged to find and bridge gaps in local community social structures through, for example, welfare, cultural and environmental initiatives.

The companies of Nutreco Canada joined Nutreco with a well established programme for community involvement. In their continuing activities, they support national charities such as the Canadian Cancer Society and the Canadian Breast Cancer Foundation, for example by raising funds from sponsored walks.

Several other charities are supported including local food banks, the Salvation Army and United Way. Community activities also include sponsoring of local sports teams, farm safety programmes and work with the education authorities in Manitoba.

Skretting Chile donated funds for 29 basic houses in Chile's Region X and in a zone of southern Peru that had been affected by an earthquake. The funds were augmented by voluntary labour given by employees of Skretting Chile. In Chile, two of the four donated houses were constructed by Skretting employees and their families. The houses were completed in December 2007. The other 25 houses are in Peru, where construction should be complete by August 2008. Peru is the main provider of fishmeal and fish oil for Skretting Chile.

Further information on all of these topics is provided in the Nutreco Corporate Social Responsibility Report 2007.

Human resources

In 2007 the first steps were made towards a more coordinated human resources (HR) organisation. A global HR Leadership Team was installed. This involves the HR leaders of the business groups in taking strategic directions and making sure that the company has the right HR emphases for the business. The HR Leadership Team identified the challenges for HR in the years ahead. The main challenges are Talent Management, Managing Demographics, Managing Change and Cultural Transformation, and Learning & Development. These challenges require an effective HR organisational model and a common information platform, which will be implemented in 2008.



Nutreco HR teams, especially those of Trouw Nutrition International and Nutreco Canada, were instrumental in the integration of acquisitions in 2007. In addition, setting up the new business unit of Skretting Northern Europe, covering Ireland, Norway and the United Kingdom, required much effort from the HR organisations involved.

Establishing the organisation for the Nutreco Sourcing Initiative led to a new approach in terms of competency management to enable Nutreco to get in-depth insight into the quality of the procurement organisation and to identify specific learning needs. This initiative was successfully rolled out by local HR teams in 2007 and the process will be taken gradually across all functions.

The HR team initiated the implementation of a global HR information system, which will enable the standardisation of performance management and the management development process, as well as better identification of talents in Nutreco, with improved reporting and career planning. The tool will also support line managers in optimising their people-related planning.

New learning and development programmes were designed at corporate and business group levels. Nutreco Spain began with its Sales Academy, a development programme for the entire sales force. Skretting started a management development programme for senior managers. At the end of 2007, the corporate HR team

Geographic breakdown of employees


Central/Eastern Europe
3%
North/South America
15%
Asia-Pacific
3%
Western Europe
79%

2005


Central/Eastern Europe
4%
North/South America
14%
Asia-Pacific
11%
Western Europe
71%

2006


Central/Eastern Europe
5%
North/South America
25%
Asia-Pacific
10%
Western Europe
60%

2007

announced a new two-year development programme for young employees with strong potential, to accelerate their international career within Nutreco.

The number of Nutreco employees increased from 7,919 (including 514 employees in divested businesses) in 2006 to 9,090 as at 31 December 2007. They were employed in approximately 100 operating companies in 24 countries on five continents: North and South America, Australia, Europe and Asia.

This substantial increase is mainly the result of the acquisition of Nutreco Canada and of the premix businesses acquired from BASF. The increase in employee numbers from acquisitions was partially offset by the divestment of the Euribrid breeding activity and related R&D, by the divestment of Trouw Nutrition France and by a restructuring in Hendrix UTD in the Netherlands.

The number of women employed in Nutreco was 2,498 (27%). The proportion of staff in managerial positions was 9.1% and 20.2% of these were female. Staff turnover worldwide and across all activities rose from 6.5% to 13.4% (excluding employees of either acquired or divested



companies). To put this figure in context, the turnover in 2004 and 2005 was 13.2% and 12.4% respectively. The dip in 2006 reflects the rebalancing of Nutreco, with divestment of processing activities, and the increase in 2007 results from the acquisition of activities in regions where staff turnover is higher, such as China and North America. More details are given in the Corporate Social Responsibility Report 2007. The average age was 39.5 years: 40.2 years for men and 37.0 years for women. The average duration of employment was 11.9 and 8.7 years, respectively. Bachelor degrees or higher qualifications were held by 18.1% of Nutreco employees.

Approximately 2,679 Nutreco employees (30%) worked in the premix and speciality industry, 25% in the meat processing industry in Spain (Sada and Inga Food), 27% in compound feed companies and animal nutrition Canada, 15% in fish feed companies and 3% in research & development, head offices and shared service centres. Approximately 33.4% of all Nutreco employees worked in Spain, 14.8% in Canada and 11.4% in the Netherlands. Employees in each of the other countries represented less than 10%, with only China and Chile being above 5%.

Company-wide absenteeism was 3.8% in 2007 (2006: 4.5%). The number of lost time incident (LTIs) was 219 (2006: 264). The frequency rate of lost time incidents (LTIs) is calculated as the number of incidents per million man-hours and amounted to 15.3, compared with 16.3 in 2006. There were no fatal accidents in Nutreco in 2007.

Nutreco maintains an ultimate objective of zero accidents in the workplace.

Figures on age, duration of employment, absenteeism, LTIs and qualifications are based on all companies that are either operated by Nutreco or owned by Nutreco (50% or more) as at 31 December 2007.

Research and development

R&D is vital for Nutreco. It is the source of new knowledge, greater understanding, innovative concepts and products, advances in technology, improved services, and enhanced quality and performance. Together, these ultimately lead to nutritious, value-for-money food products.

Nutreco R&D centres employ around 200 highly qualified people of different nationalities. R&D activities are directed to feed production technology, assessing potential raw materials, and meat processing and food production.

Nutreco research facilities

Nutreco's research relating to animals and food is based in six research centres and a pilot plant. These facilities are located in Canada, the Netherlands and Spain, and focus on the nutrition and husbandry of pigs, poultry, rabbits, ruminants and calves. In addition, Nutreco conducts R&D to advance its knowledge of food production. Nutreco laboratories support the research activities.

Nutreco research activities relating to fish feed are led from a research centre in Norway. These activities are supported by a laboratory and a feed technology plant at the same site and a fish feed trials station nearby. There is a second facility for trialling fish feeds in Italy. Research is conducted on salmon and trout feed, and on feed for marine species such as sea bream, sea bass, yellowtail, turbot and species newer in aquaculture such as cod and tuna.

The Nutreco research network

The R&D activities of Nutreco provide a valuable bridge between the worlds of science, agriculture, aquaculture and food.

The Nutreco international research encompasses a broad range of scientific disciplines, with a team that includes nutritionists, veterinarians, animal physiologists, microbiologists and technological engineers.

Close liaison between the research centres and the Nutreco businesses helps to ensure a regular exchange of ideas and knowledge. Additionally, designated people in the research centres and the Nutreco businesses maintain a two-way flow of information to ensure that the needs and constraints of Nutreco customers and market requirements are kept in focus as the basis of the R&D activities.

Nutreco R&D centres complement their research through links with academic and independent centres of scientific excellence. The Nutreco researchers frequently participate at conferences worldwide, presenting research results, as well as publishing results in international scientific journals. Nutreco R&D strives for scientific validity and commercial applicability.

Nutreco R&D has a global reputation. The respect achieved by the R&D team is reflected, for example, in the world-class attendance at the InnoVision roundtable discussion in conjunction with the biennial Agri Vision conference organised by Nutreco. At InnoVision, agro-economic experts and scientists from the major geographical regions of the world meet to define priorities for innovation and discuss topics such as the balance of resources for feed, food and fuel.

In 2007, expenditure on research and development was EUR 17.7 million.

Research and development in 2007

The following provides an insight into some of the research projects that were being conducted in Nutreco R&D centres in 2007.

Nutreco R&D for animals and food focuses on three key areas:

- Feed evaluation/feed technology
- Feed ingredients for young animals & transition periods
- Feed-to-food quality concepts

The Nutreco research programme focused on fish is divided in three key areas:

- Fish nutrition, with particular attention to sustainability
- Fish health
- Fish feed production

In combination, these focus areas serve a wider purpose. That is, increasing the sustainability of agriculture and aquaculture through making the most efficient use of all available raw materials to provide safe, effective feeds that support the survival, health and growth of farmed land animals and fish and to provide high-quality nutrition for human consumption.

Nutreco R&D for animals and food

Feed efficiency for laying hens
Researchers at the Poultry and Rabbit Research Centre (PRRC) investigated the potential of matching the composition of feed provided during the day to the phases of egg production, for example by providing more calcium during shell production.

Stimulating gut health in rabbits
Researchers at the PRRC tested the effects of Fibosel on the performance of rabbits. Results indicate Fibosel can be recommended for use in rabbit feeds to improve production.

Innovations in ration calculations
In cooperation with the Bllg, a Dutch laboratory providing services for agriculture and horticulture, the Ruminant Research Centre (RRC) developed a faster, more accurate method of analysing the nutritional value of silage. The RRC incorporated the results of evaluations of silage from many European countries into the latest ration calculation models, which also have the latest scientific insights into rumen metabolism. The result of the innovation is greatly improved ration calculations, enabling dairy farmers to produce more efficiently and safely.

The Nutreco Canada R&D team developed the Newton® model, which connects the effects of rumen-active feed additives to the ingredient matrix of ration calculation. This enables formulators to optimise the use of increasingly expensive raw materials providing energy and protein. Newton® assigns a financial value to each major feed additive in terms of the benefit it delivers on farm. The Canadian team also developed the Watson® model, for use with swine, to deliver the maximum financial benefit from the investment made by the producer, taking account of genetics, housing and environmental factors as well as feed.

Monitoring leads to feed improvements for weaned piglets
The Swine Research Centre (SRC) cooperated with a specialist equipment manufacturer to develop unique feeding stations that monitor the feeding behaviour of individual piglets. Trouw Nutrition International, Hendrix and Nanta are already applying knowledge gained in 2007. Nutreco Canada will begin using the information in 2008.

Evaluating biofuel by-products with pigs and poultry
The PRRC assessed glycerol and another biofuel by-product, distillers dried grain solubles (DDGS), in layer diets. The results indicated the right inclusion of glycerol increases feed intake, leading to a slight increase in productivity. Wheat DDGS can deliver a significant improvement in productivity.

Supporting prudent use of antibiotics
The SRC together with Selko, part of Trouw Nutrition International, developed a mix of organic and medium chain fatty acids that stabilises the intestinal flora of the









piglets. Selko-4-Health is given in the drinking water and contributes to preventing these post-medication problems, thereby reducing the need to return to antibiotics.

Food packaging innovations

Materials options include various forms of trays, films, bags, cartons and metals combined with packaging conditions such as aerobic, vacuum and modified atmosphere. To enhance food safety, ready-to-eat and ready-to-heat products ideally should be cooked inside the packaging. A further consideration is that the packaging materials should have recycling potential.

Nutreco R&D for fish and fish feed

Progress in fish feed sustainability

Increasing the sustainability of fish farming by increasing the sustainability of fish feed production is an overriding objective for the Skretting Aquaculture Research Centre (ARC). Progress is steady and over the years has made a significant difference. In the period from 2004 until 2007, Skretting Salmon Feed increased production volumes by almost 30% while using less fishmeal and fish oil in absolute terms.

Several projects in 2007 contributed further to this progress for salmon, sea bass, sea bream and tuna.

The potential contribution of soya meal in salmon feed has been limited because it reduces the intestinal function of salmon. Following research by Skretting ARC, the reason is now understood. This knowledge will enable researchers to devise ways of utilising more soya meal. At the same time, Skretting committed only to purchase soya meal that is unconnected with the destruction of rainforest.

Skretting has declared its intention to become a key contributor to value chains that are net producers of fish protein. In 2007, the ARC and Skretting Norway initiated trials at the Centre for Aquaculture Competence, an independent research facility on the scale of a commercial salmon farm. These trials are assessing the potential for Skretting feeds to enable 1 kg of salmon to be produced from feed that required less than 1 kg of wild-caught fish to produce.

The ARC is cooperating with universities and research centres in Spain and Italy to test vegetable raw materials and optimise feed formulations for sea bass and sea bream. The results to date enable Skretting to produce twice the volume of bass and bream feed, without increasing the amount of fishmeal required.

In November 2007, ARC researchers began a series of trials to improve the sustainability of trout diets.

New feed for tuna

Feed blocks for tuna developed and patented by the ARC have the potential to improve significantly the sustainability of tuna farming. The current practice is to use wild-caught fish to feed the tuna. In 2007, the ARC developed low-cost equipment to produce the feed blocks commercially. Patents have been applied for. Commercial trials will begin in Australia in 2008.

Active Nutrition fits fish feeds to needs

Knowledge gathered at the ARC on the nutritional needs of salmon and the properties of many feed ingredients was brought together in the novel Skretting concept of Active Nutrition. Active Nutrition feeds are split in three categories: optimised nutrition, proactive nutrition and specific nutrition.

Optimised nutrition is formulated to provide good performance for healthy fish being raised in good conditions. Proactive nutrition prepares fish for tougher



days ahead. That could be the arrival of an infectious disease or expected stress-related immune depression caused, for example, by higher temperatures, handling and grading. Specific nutrition provides the fish with nutrients that help them withstand the effects of a particular disease or environmental challenge. Each specific nutrition formulation is developed with an individual disease or challenge in mind. In 2007, Skretting launched several health-related fish feeds based on the Active Nutrition concept, Protec and React PD for salmon, Protec and React Winter for sea bream.

Protec is in the proactive nutrition category. It has new components that improve protection from infection and encourage good intestinal health, while established ingredients continue to provide the immuno-strengthening and lesion-healing qualities of previous Skretting feeds. React PD is a specific nutrition feed that is formulated to help the fish withstand the effects of pancreas disease (PD), the viral disease currently affecting Atlantic salmon in Europe. React Winter is a diet specially formulated to help sea bream suffering from 'winter disease', a syndrome associated with low water temperatures.

Research centres

Nutreco Canada Agresearch
Nutreco Canada has a dedicated multi-species R&D centre of 325 ha. The centre has separate units for broilers, layers, turkeys, swine and dairy. It is Canada's largest corporate animal R&D facility and one of the largest in North America.

Poultry and Rabbit Research Centre
The Poultry and Rabbit Research Centre (PRRC) in Spain has outstanding facilities for research in broiler breeders, broilers, layers and rabbits. It has a special unit for physiological and digestion studies. Optimisation of animal housing systems is another focus. A pilot-scale feed plant on the same site provides feed for research activities.

Research Feed Plant
The Research Feed Plant in the Netherlands produces experimental diets for trials at the Swine and Ruminant Research Centres. Importantly in the current raw materials climate, the plant is also used for feed technology research and in exploring ways to use potential raw materials, such as new by-products coming from the biofuel industry.

Ruminant Research Centre
The Ruminant Research Centre (RRC) in the Netherlands has room for a resident research herd of 140 dairy cows and expertise in dairy, beef and sheep nutrition and in farm management. In 2007 the facilities at the RRC were extended and upgraded in a major refurbishment. The herd size was increased from the previous maximum of 80. Automated roughage boxes monitor the intake by each cow and have eliminated the need for manual feeding.

Swine Research Centre
The Swine Research Centre (SRC) in the Netherlands has a resident herd of sows, piglets and growing pigs. A special unit is equipped for physiological and digestion studies. Pig identification systems are used to monitor individual feed intake behaviour and performance and to assess feeding regimes, from the piglet stage onwards.

Food Research Centre
The Food Research Centre (FRC) in Spain is active in developing meat processing technology, new product development and innovative packaging. Although already active, the research centre facilities were finalised in 2007 and the FRC was officially opened. Facilities include a pilot plant, a kitchen, a panel room for tasting trials and a microbiology laboratory.

Skretting Aquaculture Research Centre
The Skretting Aquaculture Research Centre (ARC) in Norway has a fish trials station, an analytical laboratory

The feeds were launched first in Norway and proved so successful that production volumes were increased to meet demand. They also proved successful in the UK, Spain and Italy. The Active Nutrition concept will be extended to further feeds and countries in the months ahead.

Sharing analytical data enhances raw material safety

Skretting ARC worked with Nutreco's MasterLab and the supplier of NIR (Near Infrared Reflectance) analytical equipment to develop a new means of sharing data. The system, called Remote Internet NIR Analysis (RINA), combines raw material test results from the NIR instruments at all Skretting feed plants around the world. Combining data is providing greater insights into raw material safety.

NIR analysis is a rapid way to obtain data such as protein, moisture, fat, fatty acid content and digestible protein of raw materials as different as fishmeal, corn gluten meal and fish oils. All Skretting feed plants use identical NIR instruments as a quality assurance step and every instrument is calibrated to the same reference methods to ensure the test results are comparable.



and a pilot-scale feed technology plant. Additionally, the ARC has established close cooperation with several other research organisations around the world.

Experimental diets are assessed through trials in ARC facilities or externally. In the ARC fish trial facility, growth and digestibility studies, for example, are conducted under strictly defined and controlled environmental conditions in both fresh- and seawater, from egg through larvae to ready-for-harvest fish.

Investments at the ARC in 2007 included a significant upgrade of its facilities. The result is that from January 2008 all trials will be conducted in land-based tanks, including those with adult fish that previously were conducted in sea pens. The move gives researchers greater control over conditions such as temperature and light, and the ability to collect uneaten feed for more accurate calculation of feed conversion ratios. Additionally, in 2007, Skretting ARC invested in completely new facilities for trout feed trials in Italy with the capacity to investigate more than three times as many diets simultaneously as the facility it replaced.

The ARC laboratory undertakes analyses of raw materials as well as finished feed and fish. Analyses include proximate composition, physical and nutritional quality, carotenoids, amino acids and fatty acids, and analyses for undesirable substances that could be present. The quality and composition of raw materials, feeds and fish are checked by modern and rapid analytical methods e.g. Near Infrared Reflectance Spectroscopy (NIRS). The laboratory also serves as the central laboratory for the Skretting operating companies. Its analytical activities have the internationally recognised NS-EN ISO 17025 accreditation.

The highly versatile pilot-scale feed technology plant enables optimisation of equipment and processes. It provides facilities for experimentation with new production methods and feed ingredients, and produces sample batches of trial feeds. In 2007 investments were made in a state-of-the-art test extruder, which enables the ARC to conduct feed production studies in new ways.

The ARC, in particular, demonstrates the international nature of research in Nutreco. The 65 employees represent nine nationalities. Additionally, they are split almost evenly between male and female.

Management aspects
Corporate governance

The Dutch Corporate Governance Code (the 'Code') came into force on 1 January 2004. In compliance with the Code, this 'Corporate governance' chapter will be put for discussion on the agenda of the Annual General Meeting of Shareholders (AGM) to be held on 15 April 2008 under a separate agenda item.

The main points where the Company is not in compliance are the following:

- Appointment of Executive Board members for a (renewable) maximum period of four years. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. The Company intends to comply with the best practice provision of a renewable mandate of a maximum of four years for new members.
- Severance pay limited to one year's fixed remuneration component. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein. The Company intends to comply with this best practice in respect of future appointments.

For easy reference, this corporate governance report follows, where practical, the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

Compliance with the Code

Changes to the corporate governance structure

Following the payment of an extraordinary cash interim dividend ('superdividend') of EUR 9 per ordinary share and the implementation of a share buy-back programme valued at EUR 50 million in 2006, a second step towards further optimisation of the Company's balance sheet consisting of an increase followed by a decrease of the Company's share capital resulting in the return of an amount of EUR 171 million to the holders of ordinary shares was approved at an Extraordinary General Meeting of Shareholders held on 24 May 2007.

The Company will continue to submit for discussion and approval by the General Meeting of Shareholders under a separate agenda item each substantial change in the corporate governance structure of the Company and in the compliance by the Company with the Code.

Executive Board

Composition and division of responsibilities

The Executive Board currently consists of three members: Mr W. Dekker, CEO, Mr J. Steinemann, COO, and Mr C. van Rijn, CFO.

Mr W. Dekker (1956)
Dutch
Chairman of the Executive Board and Chief Executive Officer
Appointed: 1 July 2000

Mr W. Dekker started his career in the Group as Research and Development Manager for Trouw International's fish business in 1983. From 1988 till 1991 he managed the Chilean business and returned to the Netherlands to assume the position of Managing Director of the European Community and South American Aquaculture business and was appointed Managing Director of BP Nutrition Aquaculture in 1993. He joined the Executive Board of Nutreco on 1 January 1996 and became Chief Operating Officer on 1 January 1999. He was appointed Chief Executive Officer on 1 July 2000.

Mr W. Dekker obtained a master degree in Zootechnology at the Agricultural University of Wageningen.

Mr W. Dekker is a member of the Supervisory Board of Macintosh Retail Group N.V. and of its Audit Committee. Mr W. Dekker is a member of the Advisory Board of Uitgevende Instellingen Euronext Amsterdam.

Mr J.B. Steinemann (1958)
German
Member of the Executive Board and Chief Operating Officer
Appointed: 16 November 2001

Mr J.B. Steinemann gained his experience in sales, marketing, planning and strategy and general management with Unilever in Germany and the UK, Fuchs Spices in Germany and Eridania Beghin-Say in Germany and France. Prior to joining Nutreco, he was chairman and CEO of Loders Crocklaan and of VOC, part of the Unilever Group.

Mr J.B. Steinemann studied Economics and Business Management at the European Business School in Wiesbaden, London and Paris.

Mr J.B. Steinemann is a member of the Supervisory Boards of Dörken AG (Germany) and Plukon Royale B.V., and a member of the Board of the Dutch-German Chamber of Commerce.

Mr C.J.M. van Rijn (1947)
Dutch
Member of the Executive Board and Chief Financial Officer
Appointed: 16 November 2001

Mr C.J.M. van Rijn started his career in 1974 with Nutricia (currently part of the Danone Group), where he assumed different financial and marketing management positions. In 1985 he joined Verto as Financial Director of its steel cable division. In 1991 he moved to the McCain Group as CFO of McCain Foods Northern Europe. From 1997 till 2001 he was the CFO of Sara Lee Meats Europe, a division of the Sara Lee Corporation. He was appointed Chief Financial Officer on 16 November 2001.

Mr C.J.M. van Rijn graduated from the Erasmus University of Rotterdam in Economy and Dutch Law.

Mr C.J.M. van Rijn is a member of the Supervisory Board of Farm Frites Beheer B.V. (Oudenhoorn, Netherlands) and of the Board of Trustees of the Haga Hospital in The Hague.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a simple majority of the votes cast at the General Meeting of Shareholders. At the AGM of 2002, the Supervisory Board agreed not to use the option of making a binding proposal for appointments unless in exceptional circumstances, such as a threatened takeover.

Approval of operational and financial objectives and strategy

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the strategic plan of the Company, (b) the objectives to implement the agreed strategy and (c) the parameters to be used for measuring performance.

Strategy
Following the finalisation of the 'Rebalancing' part of the 'Rebalancing for Growth' strategy, which was announced in 2004, the year under review was marked by a number of acquisitions which focused on the 'Growth' part of the strategy in the Company's core animal nutrition and fish feed businesses. The acquisition of premix plants from BASF in the UK, Poland, Italy, the USA, Mexico, Guatemala, China and Indonesia, which was announced in February, was completed on 31 October upon the receipt of the unconditional clearance of the European Commission. On 22 May the acquisition was announced of Maple Leaf Animal Nutrition, the market leader in compound feed and premixes in Canada with attractive positions in the USA. Following the disposal of the fish feed part of the business to Cooke Aquaculture, the transaction was completed on 20 July. In addition, the Company acquired the remaining 40% shares in its Mexican Tenusa premix business and acquired a 51% stake in a joint venture with Interkim, a leading producer of premixes and speciality feed in Turkey.

The disposal of the Company's Euribrid breeding business to Hendrix Genetics B.V. was completed in June.

Operational and financial objectives – Budget
The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down

where necessary to meet Nutreco's objectives. The 2008 budget was submitted for approval to the Supervisory Board, who approved it at its December 2007 meeting.

Internal risk management and control systems

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct, which has been published in the Company's Corporate Social Responsibility Report since 2001. Since 2004, the Code of Ethical Conduct is published on the Nutreco website (www.nutreco.com). The Code includes a 'whistleblowing policy' paragraph. Compliance with the Code is monitored by the Compliance Officer of the Company.

Executive Board 'in control' statement

The 'in control' statement of the Executive Board as well as more details on the risk management and internal monitoring and reporting systems and procedures are given under the 'Risk management and internal control' paragraph of this report (page 68).

Sensitivity of the results to external factors and variables

Reference is made to the 'Risk profile' chapter of this report (page 65).

Mandates with third parties

Acceptance of no more than two mandates as a Supervisory Board member or of one mandate as chairman of the Supervisory Board of a listed company requires the prior approval of the Supervisory Board to prevent conflicts of interest and reputational risks. Other appointments of material importance need to be notified to the Supervisory Board. Members of the Executive Board are also appointed to the Board of a number of Nutreco operational entities.

Conflicts of interest

All members of the Executive Board are currently employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Ethical Conduct prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. None of the members of the Executive Board is a supplier of goods or, in any way other than necessary for the performance of their job, of services to the Company or its subsidiaries. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

Supervisory Board

Composition and division of responsibilities

The Supervisory Board currently consists of five members, who are appointed by the General Meeting of Shareholders for a term of four years and can be reappointed for a maximum of two further terms of four years. Mr R. Zwartendijk is chairman and Mr L.J.A.M. Ligthart is vice-chairman. Mr Y. Barbieux, Mr J.M. de Jong and Mr J.A.J. Vink are members of the Supervisory Board. The mandates of Mr R. Zwartendijk and Mr J.M. de Jong ended on the date of the AGM in April 2007. Mr R. Zwartendijk was reappointed for a third (and last) four-year term, ending at the AGM of 2011. Mr J.M. de Jong was reappointed for a second four-year term, also ending at the AGM of 2011. Following their reappointment, the Supervisory Board re-elected Mr R. Zwartendijk as chairman of the Supervisory Board and as a member of the Remuneration Committee and Mr J.M. de Jong as chairman of the Remuneration Committee.

The duties of the Supervisory Board are to supervise the management by the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board and the general conduct of affairs within Nutreco and its businesses, and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the law, in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

Rules

Since 1997, the Supervisory Board uses written rules as a basis for its own functioning and for its relationship with the Executive Board. These rules were updated by the Supervisory Board at its meeting of 18 February 2004. The rules are posted on Nutreco's website (www.nutreco.com).

Information concerning the Supervisory Board

Mr R. Zwartendijk (1939)
Dutch
Chairman
Appointed: 29 January 1999
Reappointed at the AGM of 26 April 2007 for a third and last term of four years, expiring at the AGM of 2011

Chairman of the Supervisory Boards of Blokker Holding B.V. and Koninklijke Numico N.V. (until 30 September 2007), member of the Supervisory Board of Randstad Holding N.V., chairman of the Board of Stichting Beheer SNS REAAL

Mr R. Zwartendijk studied Economics in the UK. He was a member of the Executive Board of Koninklijke Ahold N.V. from 1977 till the end of 1998. He started his career as a management trainee with Unilever in 1968. From 1968 till 1970, he was Sales Manager with Polaroid. From 1970 till 1977, he assumed several management assignments with Mölnlyke, where he was Marketing Director, General Manager France and eventually General Manager The Netherlands.

Mr L.J.A.M. Ligthart (1938)
Dutch
Vice-chairman
Appointed: 1 July 1997
Reappointed at the AGM of 19 May 2005 for a third and last term of four years, expiring at the AGM of 2009

Chairman of the Supervisory Board of Nutreco Nederland B.V., member of the Supervisory Board of SBM Offshore N.V., member of the Mijnraad and Stichting Preferente Aandelen Buhrmann

Mr L.J.A.M. Ligthart obtained a master degree from the University of Tilburg, graduated in Economics at the Europe College and attended the Stanford Executive Program. He assumed different management positions at DSM, where he was a member of the Executive Board, lastly as vice-chairman, from 1988 till his retirement in 2001.

Mr Y. Barbieux (1938)
French
Appointed: 24 June 1998
Reappointed at the AGM of 18 May 2006 for a third and last term of four years, expiring at the AGM of 2010

Chairman of the Board of Elsa Consultants S.A. (Switzerland), member of the Boards of Micro Consulting (Switzerland), ARC International (France), Claranor (France), Poweo S.A. (France) and Voluntis S.A. (France)

Mr Y. Barbieux graduated as an engineer from the Ecole Centrale des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He held various management functions with Nestlé.

Mr J.M. de Jong (1945)
Dutch
Appointed: 28 August 2003
Reappointed at the AGM of 26 April 2007 for a second term of four years, expiring at the AGM of 2011

Chairman of the Supervisory Boards of Cementbouw B.V. (until November 2007) and Onderlinge Levensverz-Mij 's-Gravenhage U.A., vice-chairman of the Supervisory Board of Heineken N.V., member of the Supervisory Boards of Dura Vermeer Groep N.V. and Aon Groep Nederland B.V., member of the Boards of Cement Roadstone

Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise (Luxembourg) and Banca Antonveneta SpA (Italy)

Mr J.M. de Jong studied Economics at the Gemeentelijke Universiteit Amsterdam and obtained an MBA degree from INSEAD. In 1987, he attended the International Senior Management Program at the Harvard Business School. He started his career at the Algemene Bank Nederland N.V., where he held various management positions and, from 1989 till the end of 2001, was a member of the Executive Board of ABN Bank N.V., subsequently ABN Amro Bank N.V.

Mr J.A.J. Vink (1947)
Dutch
Appointed: 19 May 2005
Appointed at the AGM of 19 May 2005 for a term of four years, expiring at the AGM of 2009

Chairman of the Supervisory Boards of Samas N.V. and Aegon Nederland N.V., vice-chairman of the Supervisory Board of Vion N.V., member of the Supervisory Boards of Koninklijke Wegener N.V., Cargill B.V., Schuitema N.V. and Wageningen University and Research Centre

Mr J.A.J. Vink studied Organic Chemistry at the Leiden University and in 1972 obtained a PhD in Mathematics and Natural Sciences. In 1974, he joined the Wessanen food company and moved to CSM in 1983. On 1 May 2005, after a career of 22 years with CSM, he left this food company, where he was chairman of the Executive Board from 1997 to 2005.

Independence and conflicts of interest

All Supervisory Board members are independent from the Company within the meaning of best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company. There are no interlocking directorships. None are or were in the past employed by Nutreco and/or represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the members of the Supervisory Board provides any services outside his board memberships or has any direct or indirect ties with Nutreco outside his Supervisory Board membership.

Mr L. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V., a fully owned subsidiary of the Company.

The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING, which declared a 9.55% interest on 10 August 2007, and with Fortis, which declared a 10.33% interest on 1 November 2006.

These financial institutions are members of the bank syndicate which granted a syndicated bank loan in 2005. As part of this syndicated bank loan, financial transactions took place throughout the year with several banks, including the aforementioned banks. In addition, ING was a financial adviser under a separate advisory contract in connection with a potential acquisition which was considered during the year under review. Such transactions were carried out subject to conditions customary for such transactions in this branch of industry.

Fixed remuneration – Shares in Nutreco

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. The Supervisory Board rules require members' individual shareholdings in the Company to serve for the sole purpose of long-term investment only. With the exception of Mr Y. Barbieux, who held 466 shares in the Company as at 31 December 2007, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

Shares or other securities in Dutch listed companies other than Nutreco

The Supervisory Board has drawn up regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco according to which such transactions need to be notified to the Company Secretary, also Compliance Officer, on a quarterly basis. Notifications to that effect were received by the Company Secretary.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

Profile

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Supervisory Board members. Two of the Supervisory Board members can be regarded as financial experts within the meaning of best practice III.3.2.

Mr L. Ligthart was CFO and vice-chairman of the Executive Board of DSM N.V. (Netherlands) and Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (Netherlands).

Company Secretary

The Supervisory Board receives support from Mr B. Verwilghen, Company Secretary, also Compliance Officer and Director of Legal Affairs and Insurance.

Audit Committee

The Supervisory Board resolved during the course of 2002 to appoint two of its members to act as the Supervisory Board's Audit Committee. Mr L. Ligthart chairs the Audit Committee and was reappointed to this post after the General Meeting of Shareholders of 18 May 2006, and Mr J. Vink is a member.

The duties of the Audit Committee are to ascertain that the Company maintains adequate procedures and control systems to manage the financial and operational risks to which the Company is exposed and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met three times. All three meetings were attended by the internal auditor. In addition, a telephone conference was held to review the half-year results. All three meetings and the telephone conference were attended by the Company's external auditor, KPMG Accountants N.V.

Main subjects handled by the Audit Committee were the financial statements for the year 2006, the 2007 interim financial statements, risk management, the results of the internal control audits and the audit scope for 2007, the acquisitions integration process and information and IT security.

The following other topics were reviewed: the Company's financial position, the Company's tax position, the dividend policy, fraud and integrity, the information strategy and IT governance, the draft annual report 2007 and the report of the Audit Committee, the KPMG management letter 2006, the main Health, Safety, Environment and Quality risks and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor. At one of its meetings, the Audit Committee held an assessment of its own performance.

Risk management

Please refer to the 'Risk management and internal control' paragraph on page 68 of this report.

Remuneration Committee

The Remuneration Committee consists of Mr J.M. de Jong (chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members). The Remuneration Committee meets at least once a year with the CEO. The Remuneration Committee seeks advice from specialised advisers when deemed useful. The Remuneration Committee makes recommendations to the Supervisory Board.

The Supervisory Board has discretionary powers within the limits set by the remuneration policy (see below) as approved by the General Meeting of Shareholders to decide on the award of performance shares to members of the Executive Board and the Management Committee and to executives, and on the execution of the employee share participation scheme.

During the year under review, the Remuneration Committee met four times formally. The first meeting was convened to discuss the Executive Board's proposal of performance rating against the 2006 objectives and the performance targets for 2007, the new long-term incentive plan 2007 and the continuation of the employee share participation scheme. At the second meeting, the remuneration of the Executive Board was discussed, the performance rating against the 2006 targets was determined for submission to the Supervisory Board's approval and the long-term incentive plan 2007 was adopted for submission to the Supervisory Board's and the General Meeting of Shareholders' approval. A benchmarking of the Supervisory Board's and the Executive Board's remuneration was conducted with the assistance of a specialised external consultant. The remuneration policy of the Company's top management was discussed at the Committee's third meeting. Finally, at the fourth meeting, a proposal concerning the adjustment of the Executive Board's remuneration in line with the Company's approved policy of remunerating at the median level was adopted for approval by the Supervisory Board.

The Remuneration Committee also adopted the proposal to continue the Company's existing employee participation scheme, the key features of which are described later in this chapter.

Selection and Appointment Committee

Since the introduction of the Corporate Governance Code, a separate Selection and Appointment Committee was installed consisting of the members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the end-of-term resignation and proposed reappointment of Mr R. Zwartendijk for a third (and last) term of four years and of Mr J.M. de Jong for a second term of four years, both ending at the General Meeting of Shareholders of 2011. The proposal received the full support of the Committee and the reappointment of Mr R. Zwartendijk and Mr J.M. de Jong was subsequently approved at the Annual General Meeting of Shareholders.

Remuneration of the Supervisory Board and its committees

In 2007, a proposal to increase the remuneration of the Supervisory Board was approved at the Annual General Meeting of Shareholders. Remuneration for committee work remained unchanged. The total remuneration of the members of the Supervisory Board amounted to EUR 272,000 (2006: EUR 214,500). For the individual remuneration, please refer to pages 134-135 of the financial statements.

The chairman of the Audit Committee was paid EUR 10,000 and the other member EUR 7,500. Members of the Remuneration Committee were paid EUR 5,000 and the chairman of the Remuneration Committee was paid EUR 7,500. No separate remuneration was paid during the year under review to the members of the Selection and Appointment Committee. These amounts are gross amounts per year. Remuneration of the Supervisory Board will be reviewed once a year.

As chairman of the Supervisory Board of Nutreco Nederland B.V., Mr L. Ligthart was paid EUR 10,000 in 2007.

Executive Board remuneration policy

The objectives of the remuneration policy are to attract, motivate and retain good management, and to achieve a market-compliant remuneration policy based on a variable remuneration linked to certain measurable objectives, directly related to the desired performances of the Company. Remuneration levels are set at the median of the market and the different components of the remuneration are reviewed by the Remuneration Committee on at least a yearly basis.

In compliance with the Code's best practices, the Company's remuneration policy applying as from 2004 onwards was described in the 2003 annual report and presented in further detail to the Annual General Meeting of Shareholders of 13 May 2004, which adopted the proposed policy. At the 2005 Annual General Meeting of Shareholders, minor changes were proposed and approved. In 2006 the sale of the Company's stake in Marine Harvest N.V. triggered an important change in the Company's remuneration policy whereby the then existing long-term incentive plan was terminated and an interim long-term incentive plan for the Executive Board was put in place. At the General Meeting of Shareholders of 26 April 2007, a proposal to introduce a new long-term incentive plan (LTI Plan) was approved. This LTI Plan is described later in this report.

Remuneration of the Executive Board consists of the following components:

- a base salary which is fixed and reviewed once a year;
- a bonus ranging from 0% to 60% (2006: 60%) of the base salary for members of the Executive Board and to 75% (2006: 75%) of the base salary for the CEO, depending on the achievement in the opinion of the Supervisory Board, upon the advice of the Remuneration Committee, of performance targets set out in performance contracts. These targets cover a range of financial, strategic and operational criteria;
- advantages in kind such as health insurance, a company car and an amount for compensation of expenses;
- pension contributions;
- performance shares.

A labour market reference group ('peer group') was constituted for the Executive Board remuneration. The peer group consists of the following mix of eleven Euronext Amsterdam AEX- and AMX-listed companies:

- Corporate Express
- CSM
- Hagemeijer
- Océ
- Numico
- Randstad
- Stork
- Vedior
- SBM Offshore
- Wessanen
- Wolters Kluwer

The annual review of the labour market peer group, which was conducted by an external consultant in October 2007, showed deviations against the Company's policy to remunerate at the median level of the market.

A proposal to increase the maximum bonus level to 90% of the base salary for the CEO and to 75% for the COO and the CFO was adopted by the Remuneration Committee and approved by the Supervisory Board. The annualised economic value of the performance shares to be granted under the Company's LTI Plan, which for the CEO amounted to 100% of the base salary and for the COO and the CFO to 95% of the base salary, was reduced to 85% for the CEO and to 80% for the COO and the CFO to bring these levels in line with the median of the market. Both changes will be implemented in 2008.

During the course of 2007, a number of the companies listed in the peer group were the subject of takeovers, as a consequence of which a proposal to change the peer group into the lowest seven companies of the AEX index and the first eight companies of the AMX index will be submitted for the approval of the General Meeting of Shareholders.

Base salary

For the individual remuneration, please refer to page 134 of the financial statements.

Pensions

At the Annual General Meeting of Shareholders of 2005, the pension plan for Executive Board members was changed from a final pay-based defined benefit plan into a defined contribution plan based on career average wages.

Bonus

Upon recommendation of the Remuneration Committee, the Supervisory Board set a number of challenging financial, strategic and operational performance targets for the Executive Board. Financial performance targets EBIT, ROACE and CEPS vis-à-vis the budget have a weighting of 75%, strategic and operational targets have a weighting of 12.5% each of the bonus. Because of the sensitive nature of the specific performance targets, the Supervisory Board has adopted the policy not to disclose details of the performance targets.

At a meeting held earlier in 2008, the Remuneration Committee proposed to the Supervisory Board to attribute a maximum score to the Executive Board's performance against the targets set for 2007, resulting in a bonus payment of 75% of the base salary to the CEO and 60% of the base salary to the members of the Executive Board. The external auditor confirmed that the financial targets for 2007 had been achieved. The Supervisory Board approved the proposal made by the Remuneration Committee.

Advantages in kind

These are health insurance and a company car. The compensation for expenses amounts to EUR 3,471 per year for each of the members of the Executive Board.

Change of control provisions

There are currently no provisions in the employment contracts of the Executive Board concerning redundancy packages in case of a change in control of the Company.

Long-term incentive plan

Performance shares

These are shares which are granted by the Supervisory Board without financial consideration and which constitute the long-term incentive plan designed for members of the Executive Board.

During the vesting period, the costs of these shares determined according to IFRS are recognised in the profit and loss account as personnel costs.

The actual number of performance shares received by the Executive Board ('vesting') depends on the Total Shareholders' Return (TSR) performance over a prior specified period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income and possible share capital reimbursements, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend or the share capital reimbursement is effectively paid out. Performance shares should be held for a specified minimum period from the vesting date or till the end of employment of the member of the Executive Board concerned, whichever is the shortest.

Performance options

These were options granted by the Supervisory Board to the Executive Board in 2004 and 2005 as part of the long-term incentive plan which was approved by the General Meeting of Shareholders of 2004, using the same vesting criteria as applying to the performance shares. No performance options were granted since 2006.

Accelerated vesting 2006

Following the sale of the Company's participation in Marine Harvest N.V. on 6 March 2006, a proposal to the Supervisory Board was adopted to accelerate the vesting of the existing 2004 and 2005 performance shares and performance options and of the long-term award plan in accordance with the plan regulations and to terminate the long-term incentive plan effective 2006 subject to a number of conditions (for details, please refer to pages 59-60 of the 2006 annual report). A five-year lockup starting on 6 March 2006 applies to Executive Board members with an allowance to sell shares in order to satisfy taxes applying to such performance shares. The number of shares currently held under the lockup obligation is shown on page 135 of this report. The dividend receivable on these shares is at the shareholders' free disposal.

Interim plan 2006

A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was adopted at the Annual General Meeting of Shareholders of 18 May 2006. 30,000 performance shares were granted to the CEO and 20,000 performance shares to each of the COO and the CFO, i.e. the same number of shares as in 2004 and 2005. The following conditions applied: (i) a number of performance targets are agreed with the Supervisory Board relating to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting is subject to continued employment for at least two years, (iii) a lockup applies for a period of five years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares, and (iv) the shares qualify for dividends over the year 2006 and following. The Supervisory Board committed to report on the eventual vesting at the Annual General Meeting of Shareholders of 2008.

The performance targets as agreed with the Supervisory Board in 2006 related to the implementation by 2008 of the 'Rebalancing for Growth' strategy following the sale of the Company's participation in the share capital of Marine Harvest N.V. That transaction was successfully completed on 29 December 2006 and the supply of fish feed by Skretting based on the feed supply agreement which was part of the joint venture of 2005 is ongoing. Since then, the focus has shifted from 'Rebalancing' to 'Growth'. Three possible routes to achieve growth were available: (i) one major acquisition, (ii) a number of medium-sized acquisitions and (iii) a larger number of small acquisitions. All options were thoroughly investigated by the Executive Board and this investigation resulted in two medium-sized acquisitions and a number of smaller acquisitions. In addition, the approval of expansion capital expenditure projects has underpinned the Company's commitment to growth. Simultaneously, the Company's capital structure has been reviewed and adapted by the payment of a EUR 9 superdividend to holders of ordinary shares in 2006, the share capital reimbursement of EUR 5 net per share in 2007 and the buy-back of the Company's own shares.

The implementation of the 'Rebalancing for Growth' strategy resulted in a 2007 revenue from continuing operations exceeding, for the first time in the Company's history, the EUR 4 billion mark and EBITA of EUR 155 million, the second highest in the Company's history.

The condition of continued employment for a two-year period has been satisfied to date and will lapse on 18 May 2008. Subject to that condition being satisfied by then, the Supervisory Board, upon the advice of the Remuneration Committee, intends to allow vesting of the performance shares in the amount of 30,000 for the CEO and 20,000 for each of the COO and the CFO. The five-year lockup obligation will start on 18 May 2008 and will last until 18 May 2013, with an allowance to sell shares in order to satisfy taxation with regard to those shares.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders of 26 April 2007, a new long-term incentive plan for the year 2007 and beyond was approved. The long-term incentive plan is designed to enhance the binding between the Executive Board's remuneration and the implementation of the Company's strategy over the longer term. The plan regulations were posted on the Company's website. The key terms of the approved LTI Plan applying as from 2007 are the following:

(i) On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.
(ii) The economic value at the moment of granting represents 100% of the base salary of the chairman of the Executive Board and 95% of the base salary of the members of the Executive Board. In line with Nutreco's policy of remunerating at the median level of the market, these percentages have been reduced to 85% for the CEO and to 80% for the COO and the CFO.
(iii) The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a preset level of the Total Shareholders' Return (TSR) relative to a peer group consisting of all companies listed on the Euronext Amsterdam AEX, AMX and AScX segments.
(iv) No vesting takes place if the TSR achieved during the three-year vesting period is below the median position of the peer group. Vesting of 50% of the grant takes place when the Company's TSR is at the median position, linearly up to a maximum of 150% of the grant if the Company achieves the number one position within the peer group.
(v) A lockup will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.
(vi) Participants of the plan are entitled to dividends each year, starting 2007.

In 2007 the number of performance shares awarded to the Executive Board amounted to 47,633, of which shares granted to the CEO amounted to 19,643 and to each of the COO and the CFO to 13,995. In addition, a total of 86,900 performance shares were awarded to the Management Committee and a number of senior executives of the Company. These performance shares are subject to the same terms and conditions as those applying to the Executive Board.

Bonus conversion plan

A bonus conversion plan was introduced in 2007 for members of the Management Committee and a range of senior executives. Under the terms of the plan, the eligible managers, with the exclusion of the members of the Executive Board, are entitled, but not obliged, to invest part of the proceeds of the bonus which is awarded to them (if any) in shares of the Company. After a three-year period, the Company will match the eligible managers' investment in a ratio ranging from a guaranteed 25% linearly up to maximum 300% depending on the Company's TSR performance over the three-year period. A lockup period of two years will apply to the bonus conversion shares.

In the year under review, 57 managers opted to invest in a total of 7,072 shares.

Shares owned by the Supervisory Board and by the Executive Board

Members of the Executive Board are shareholders of the Company.

As at 31 December 2007, they jointly held 14,199 ordinary shares (2006: 14,773), 13,805 (2006: 13,451) of which were held by Mr W. Dekker, 0 (2006:1,302) by Mr J.B. Steinemann and 394 (2006: 20) by Mr C. van Rijn.

In addition, the Executive Board held 97,480 (2006: 97,480) shares for which a lockup restriction applies, 38,500 (2006: 38,500) of which were held by Mr W. Dekker, 33,315 (2006: 33,315) by Mr J.B. Steinemann and 25,665 (2006: 25,665) by Mr C. van Rijn.

The Executive Board members have also been granted 117,633 performance shares (excluding 650 shares as stock dividend), of which 49,643 (excluding 166 shares as stock dividend) were held by Mr W. Dekker, 33,995 (excluding 242 shares as stock dividend) by Mr J.B. Steinemann and 33,995 (excluding 242 shares as stock dividend) by Mr C. van Rijn. One Supervisory Board member, Mr Y. Barbieux, held 466 ordinary shares (2006: 455).

For the movement in stock options, performance shares and performance options held by the Executive Board and other managerial staff, please refer to page 133 of the financial statements.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another.
The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with Rabobank during a period of three years. During this period, these shares cannot be sold or transferred. In February 2008, the Supervisory Board decided that the 2007 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 11,711 (including bonus) shares during 2007 (2006: 9,822). For the participants in the employee share participation scheme (ESP), the share capital reimbursement of EUR 5 per ordinary share has been converted in shares, which were transferred to the participant's stock deposit in accordance with the ESP Regulations (Article 7.1).

Shareholders and the General Meeting of Shareholders

Share capital – Movements

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of the ordinary shares, which are listed on the Euronext Amsterdam Stock Exchange, and the cumulative preference shares 'A', which are not listed. As at the end of the year, a total of 41,110,182 shares had been issued, consisting of 6,241,500 cumulative preference shares 'A' and 34,868,682 ordinary shares, of which 612,423 were held in treasury on 31 December 2007. No new shares were issued during the year under review. Based upon the authorisation to purchase own shares granted by the General Meeting of Shareholders on 26 April 2007, 314,822 shares were purchased for the payment of stock dividend and to cover existing employee share plan and performance share obligations. Purchases of the Company's own shares were handled through ING and through F. van Lanschot Bankiers N.V. under separate contracts.

Cumulative preference shares 'A' – MaesInvest B.V.

A total of 6,241,500 cumulative preference shares 'A' have been issued. These shares already existed prior to the IPO of 1997. During the year under review, no new cumulative preference shares 'A' were issued. In accordance with Article 27.1(b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for the statutory period of seven years was reset on 31 December 2003. The new dividend applying from 1 January 2004 onwards amounts to 6.66% for the next seven years expiring on 31 December 2010.

Fortis Utrecht N.V. companies hold 2,496,600 cumulative preference shares 'A'. This represents 6.1% of the total issued capital of Nutreco Holding N.V. or 40% of the cumulative preference shares 'A'. MaesInvest B.V. holds 3,744,900 cumulative preference shares 'A'. This represents 9.1% of the total issued capital of Nutreco Holding N.V. or 60% of the cumulative preference shares 'A'. Shares in MaesInvest B.V. are held by Rabobank Nederland Participatiemaatschappij B.V., ABN Amro Bank N.V. and NIB Capital Bank Custody N.V., which each have an interest of one third of the issued share capital of MaesInvest B.V.

Under IFRS, the cumulative preference shares 'A' with their current terms and conditions do no longer qualify as equity and are reported as financial liability. The Company has investigated the possibility to renegotiate the terms and conditions of the cumulative preference shares 'A' to enable reclassification thereof as equity. Discussions were held in 2006 with the holders of the cumulative preference 'A' shares but, so far, these have not led to any results yet. The possibility of a buy-back of all or part of the issued cumulative preference 'A' shares is currently being investigated.

General Meetings held in 2007

During the year 2007, two General Meetings of Shareholders were held: the Annual General Meeting of Shareholders on 26 April 2007 and an Extraordinary General Meeting of Shareholders on 24 May 2007. The agenda with explanatory notes and the 2006 annual report were sent free of charge, in advance, to shareholders requesting same. They were also lodged for perusal at the offices of Nutreco Holding N.V. and Rabo Securities (Amsterdam) and placed on the Nutreco website. At the Annual General Meeting of Shareholders, the 2006 Corporate Social Responsibility Report was made available. The Dutch version of the minutes of the meetings was placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted. The translation of the minutes into English was published shortly afterwards. The agenda for the Extraordinary General Meeting of Shareholders and the explanatory note and related documentation were made available in the same way. The minutes of the meeting were placed on the Company's website within the requisite time of three months. The Annual General Meeting of Shareholders of 26 April 2007 was webcast live.

At the Extraordinary General Meeting of Shareholders of 24 May 2007, a proposal to amend the Articles of Association of the Company, for which the requisite quorum was not reached at the Annual General Meeting of Shareholders of 26 April 2007, was adopted by 14,407,426 shares present or represented with 136 abstentions. The proposed amendment related to an increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and an increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 whereby the amount to be paid-up would be debited to the share premium reserve of ordinary shares. It was also aimed at bringing the Articles of Association in line with recent changes in company law with respect to electronic voting. The amendment was to be followed immediately by a second amendment of the Articles of Association relating to a reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and a decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000, followed by a repayment of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 171,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to no objection from creditors as required under the provisions of Article 2:100 Civil Code. No objection from creditors against the proposed reduction was received and the deeds for the share capital increase and for the share capital reduction were subsequently passed before notary public after closing of the Euronext Amsterdam on 24 August 2007.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association do not provide in the possibility to issue depository shares ('certificaten'). During the General Meeting of Shareholders of 26 April 2007, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 7,867,023 ordinary shares, or 23% of the issued ordinary shares, were represented. Of the latter, 9,173 shares were represented by 77 shareholders attending the meeting in person and the remaining shares were represented by proxies. At the Extraordinary General Meeting of Shareholders of 24 May 2007, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 8,166,062 ordinary shares, or 23.4% of the issued ordinary shares, were represented. Of the latter, 3,345 shares were represented by eight shareholders attending the meeting in person and the remaining shares were represented by proxies. The aforementioned figures show that General Meetings have a high degree of attendance or representation and that proxies are effectively used by shareholders.

Shareholders holding 1% or more of the issued share capital or representing at least EUR 50 million in value of the shares are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2007.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item on the agenda and was approved at the Annual General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for each of the General Meetings of Shareholders held in the year under review.

Profit appropriation

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the Annual General Meeting of Shareholders of 18 May 2006. A proposal to change the dividend policy by increasing the payout ratio from a range of 30-35% to 35-45% was adopted.

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue. If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit. Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders. The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified. The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves. Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2007

At the Annual General Meeting of Shareholders of 2006, a proposal to change the dividend policy and to increase the dividend payout ratio to 35-45% was adopted.

The General Meeting of Shareholders to be held on 15 April 2008 will be recommended to declare a dividend of EUR 1.64 (2006: 1.60) per share for the 2007 financial year. This represents a payout of 45% (2006: 45%) of the total result, excluding impairment and the book result on disposed activities, attributable to holders of ordinary shares of Nutreco over the period from 1 January 2007 to 31 December 2007. In August 2007, the Company already distributed an interim dividend of EUR 0.35 (2006: 0.30) per ordinary share. Following adoption of the dividend proposal, the final dividend of EUR 1.29 can be received in cash or in shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined on the basis of the average weighted price during the last three trading days of the period for opting to take the stock dividend, i.e. 29 and 30 April 2008 and 2 May 2008. Both the cash and the stock dividend will be made payable to shareholders on 8 May 2008.

Special rights provided for by the Articles of Association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire

Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in Appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 26 April 2007, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares.
- The voting right is not subject to any limitation. All issued shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights.
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com/corporate governance/ articles of association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made. Nutreco International B.V., a subsidiary of Nutreco Holding N.V., has a raw materials purchase agreement with BASF, which can be terminated in case of a change in control of the Company.

Appointment of the external auditor

At the General Meeting of Shareholders held on 26 April 2007, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the end of the accounting year following its appointment (i.e. till 31 December 2008). The General Meeting of Shareholders to be held on 15 April 2008 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the accounting year 2009.

Management aspects
Risk profile

Entrepreneurship involves risks. Achievement of Nutreco's business objectives depends, among other things, on external economic factors, market trends, extreme weather conditions and other calamities. Given below is an overview of the key elements of Nutreco's internal risk management and control systems, which are aimed at the adequate and effective control of such risks.

Strategy risks

Nutreco's strategy

Nutreco's strategy aims to extend its leading position on the world market for animal nutrition and fish feed by focussing on both organic growth and growth through acquisitions in the main growth markets in Latin America, Central and Eastern Europe and Asia, as well as in the biggest feed-producing regions of North America and Europe. This strategy is partly achieved through a strong R&D organisation, as a basis for innovation and product development, the production of reliable, safe and healthy animal nutrition and fish feed, the sourcing of sustainably produced raw materials and the assurance of excellent feed-to-food quality.

Main risks and controls

Nutreco regards as the most important risks:

- Scarcity of raw materials
- Food safety
- Integration of acquisitions
- Animal diseases

Scarcity of raw materials
Within fish feed the availability of fish oil and fishmeal is becoming increasingly problematic. In response to the decreasing natural availability of fish oil and fishmeal, Nutreco is carrying out active research into the use of alternative raw materials, which, during the past years, has already resulted in the large-scale substitution by ingredients of vegetable origin.

Demand for traditional raw materials for cattle feed such as soya, maize and grain has seen a strong upsurge as a consequence of growing prosperity and, by extension, an increased need for food. In addition, demand for sustainably produced raw materials is growing as well. Furthermore, the increase in demand for these raw materials from the biofuel industry is also playing an increasingly important role, which, in recent years, has led to considerable price rises of the traditional raw materials.

The processing of sustainably produced raw materials fits within Nutreco's sustainability policy. Nutreco is closely monitoring the development of new technologies that, in future, will enable sugar and soya to be substituted by waste products as raw material sources for the production of biofuel. Nutreco is eagerly seeking collaboration in this field with major players in other industries, with universities as well as with suppliers and customers.

Through its focus on the production of animal nutrition, the company's scale and the quality of the R&D organisation, Nutreco has the capacity to develop and apply alternative technologies as a solution for the above-mentioned developments in respect of the scarce raw materials for the production of fish feed and animal nutrition.

Food safety
Many of Nutreco's more technically related risks relate to the purchasing of safe raw materials and their processing into safe end products for man and beast. The Nutrace® system has proven its efficacy in this realm. The initiatives within the framework of TrusQ, the partnership with companies active on the Dutch compound feed market to promote food safety in the product chains of eggs, meat and dairy products, have, among other things, resulted in a selection of suppliers and products. The raw materials sourced from these suppliers meet the standards set by Nutreco.

If there are grounds for doing so, raw materials will be refused and suppliers of these raw materials will be called to account in connection with their product quality. During the year under review no conditions occurred that required the company to issue warnings or recall products, except for one minor product recall in Canada, involving contamination in fish feed. Detected at an early stage through Nutrace®, this incident had only very limited impact (approximately EUR 0.1 million).

Integration of acquisitions

An important part of Nutreco's strategy is growth through acquisitions in established markets, as well as in emerging markets such as Brazil, Russia, India, China and Mexico. Integration of acquired companies entails numerous risks, such as the insufficient realisation of projected synergy effects, tardy or incorrect financial reporting, issues in the field of corporate governance etc.

Nutreco has reinforced its organisation with the Acquisitions and Business Integration department, which, among other things, is charged with business integrations. By making staff/teams available for the integration process of newly acquired enterprises, drawing up specific integration plans and closely monitoring their realisation, the risks attaching to such integration are reduced.

Animal diseases

Animal diseases in agriculture and aquaculture can have a major financial impact on individual Nutreco businesses. However, this risk to Nutreco is limited through the regional spread of the activities and the supply of feed for different animal species. A recent example is the low production volumes of salmon in Chile as a result of a disease. The lower fish feed volumes are more than offset by the much higher volumes in Norway.

Operational risks

Market risks

Major price fluctuations on the world market for raw materials such as grain, maize, soya, fishmeal and fish oil are the principal factor underlying volatility in the cost price of feed. Owing to its business models and supply contracts, Nutreco is able, in normal market conditions, to pass on price changes of raw materials, including currency exchange effects, to its buyers within a reasonably short time lag.

The disposal of a major part of its fish and meat activities in 2005 and 2006 has made Nutreco less sensitive to fluctuations in salmon and meat prices. In 2007 Nutreco still generated approximately 20% of its revenue from the sale of meat products. Nutreco's Spanish meat businesses have reduced their price sensitivity by means of specific sales contract conditions and product diversification.

Any further concentration in the salmon farming industry will result in a new market structure. The contract signed with Marine Harvest on the incorporation of Marine Harvest into a joint venture with Stolt Sea Farm must be renewed. Besides consolidation in the industry, the limited availability, now and in the future, of the principal raw materials for fish feed – fishmeal and fish oil – also has an important effect on market dynamics, which will put an added focus on the importance of expertise in the field of substitution of these raw materials.

Nutreco's scale size in terms of production volumes, production specialisation and purchase power partly determines Nutreco's position in aquaculture.

In emerging industrialised agriculture and aquaculture markets such as Brazil, Russia, India, China and Mexico, there is growing demand for know-how and expertise in the areas of sustainability, food safety and animal disease control. The stages of development of these markets also give rise to risks, such as control risks (corporate governance) and credit risks.

Product and product development risks

Legislation and regulation in the various countries in respect of the products in Nutreco's portfolio are constantly subject to change. Product innovation, through the use of new technologies and Nutreco's ambition regarding the use of alternative and more sustainable raw materials, has an impact on the complexity of the production processes. The constant need to comply with local legislation and regulation raises the risk profile of Nutreco's activities. These risks have so far proven controllable, partly owing to the monitoring of the quality of product development processes by Nutreco's research centres, as well as to the continual testing of innovations against legislation and regulation.

Financial and reporting risks

Credit risks

In 2007 Nutreco rendered the monitoring of credit risks arising from supplies to its customers more uniform, with authorisation levels applying depending on risk, amount and duration.

The profile of Nutreco's customer portfolios and their inherent risks vary depending on business operation. The compound feed and premix operations in Europe, the United States and Canada have a widely distributed customer base. The mostly Spanish customers of Nutreco's meat products comprise prominent wholesalers and supermarket chains.

The increased concentration of risks due to the consolidation process in the salmon farming industry is partly mitigated by credit insurance. The worldwide growth in premix, feed specialities and fish feed for other animal species results in a wider and international spread of customers, but increases exposure to credit risks in emerging markets.

Bank deposits and financial instruments hedging interest and currency risks have been placed with a group of reputable banks. This is along the lines of a clear policy under which credit limits have been set for each counterparty, depending on the counterparty's creditworthiness and the term of the deposit. During the year under review, the cash position was reduced, which enabled Nutreco to limit still further the maximum credit risk per counterparty. In view of the positive assessment of the creditworthiness and spread of counterparties, Nutreco estimates the risk of banks failing to meet their financial obligations to be very limited.

Interest risks

Nutreco is striving to fix a major portion of its interest obligations. The cumulative preference shares and the private loan carry fixed interest rates. In addition, a portion of the variable interest rate on the syndicated loan has been fixed through interest rate swaps. Cash and cash equivalents are placed on short-term time deposits and, consequently, carry variable interest rates.

Currency risks

Most currency transaction risks within Nutreco relate to the purchase of raw materials. Since foreign currency exchange rate fluctuations, just like fluctuations in the prices of raw materials, can largely be discounted in the selling prices of Nutreco's products, transaction risks are limited. Where costs cannot be discounted in selling prices, positions are hedged.

The currency transaction risks of the operating companies are hedged by means of financial instruments contracted with Nutreco's Group Treasury. Currency translation risks chiefly relate to investments and debts as well as to contributions to the result denominated in foreign currency. Nutreco mitigates translation risks of investments denominated in foreign currency by attracting external debt denominated in that same currency and by entering into cross-currency swaps. The translation risk as a result of net earnings denominated in foreign currency is not covered.

Financing and liquidity

As at the end of 2007, Nutreco had credit facilities at its disposal totalling EUR 1,078 million, including cumulative preference shares of EUR 68 million, a private loan of USD 204 million and a syndicated loan of EUR 550 million.

Of the available credit facilities, a sum of EUR 459 million was actually drawn down (2006: EUR 1,037 million available, EUR 300 million used). Nutreco has enough committed and uncommitted credit facilities to meet the Company's autonomous financing requirements. In addition, the Company had cash available of EUR 135 million at the end of 2007.

The syndicated loan and the private loan should meet the financial ratios of net debt to EBITDA and EBITDA to net interest charges. The internally used ratios are:

- Net debt / EBITDA $\leq$ 3.0
- Net debt / equity $\approx$ 1.0
- EBITDA / net interest charges $\geq$ 5.0

The ratios were comfortably met in 2007. Nutreco has a solid financing and uses internal criteria that are well within the criteria laid down in the covenants attached to the syndicated and private loans. In the calculation of these ratios, the cumulative preference shares and the dividend expense on the cumulative preference shares are excluded.

Risks relating to information management

The increased use of information technology by Nutreco's business relations and Nutreco itself means that innovation and customer satisfaction are becoming increasingly dependent on the use of this technology. Its success critically depends on the appropriate use of information systems, a robust and flexible infrastructure and the support of services tailored to their particular purpose. While having definite benefits, standardisation and centralisation of systems and infrastructure also entail risks in the areas of security and continuity. Nutreco has developed the following procedures and systems, among other things, in order to detect and mitigate these risks.

- Clear control framework for information technology and information security
- Implementation monitoring by Nutreco's Information Security Manager
- Investments to eliminate technical problems
- System of pre- and post-implementation assessments in case of major implementations
- Process of self-assessments (of generic control measures)
- Verification processes by the Internal Audit department

Risks relating to accounting processes and financial reporting

As a consequence of the development of reporting standards such as IFRS but also due to legislative changes in various countries, the complexity of accounting processes and financial reporting has increased along with the risks attaching to these processes. During the year under review it was found that the learning curve experienced in previous years had been effective and that the application of IFRS by the organisation is proceeding smoothly.

Risks relating to compliance

Governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance'. The latter requires a further sensitisation drive on the part of the organisation, in both a procedural and cultural sense. As a result of the acquisitions in recent years, the company's risk profile has increased. Nutreco did not experience any serious case of non-compliance, and the systems and procedures worked satisfactorily. Enforcing compliance at every organisational level demands the management's constant attention.

Reputation risk

Global social trends and developments are increasingly impacting organisations and their business management. By monitoring trends and developments, accruing know-how and discussing dilemmas, and through transparent reporting, Nutreco is ready to respond adequately to the changing requirements of society and to adjust its business management accordingly. For further information, please refer to the 'Corporate Social Responsibility' chapter on page 38.

Risk management and internal control

The risk management and control systems present within Nutreco are structured in such a way that the achievement of the targets set by the Company is optimally guaranteed. Nutreco complies with the governance requirements in respect of these responsibilities and seeks to satisfy the best practice provisions of the Tabaksblat Code. Nutreco is not obliged to meet specific requirements as stated in section 404 of the Sarbanes-Oxley Act.

The presence and efficacy of the implemented systems do not guarantee that the Company's objectives are achieved. Nor do the implemented systems warrant that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of laws and regulations can be fully prevented.

During the year under review, the existing framework for risk management was further implemented. Cornerstones of this framework are the Risk Management Advisory Board, the Nutreco Risk Management Model for strategic and operational risks and the management and control systems already applied in the areas of financial accounting, HSEQ (Health, Safety, Environment and Quality), feed and food safety, reporting, information security and compliance and corporate governance. Nutreco has laid down its policy measures and instructions in the Nutreco Policy House. The various control measures are explained in the following paragraphs.

Organisation of risk management

Risk Management Advisory Board

During the year under review, the Executive Board was assisted by a Risk Management Advisory Board, which evaluates risk exposure and advises both the Executive Board and the management of the operating companies on risk exposure as well as on the set-up and effect of the control measures taken. The Risk Management Advisory Board met four times during the year under review. A report of these meetings has been presented to the Executive Board and the Audit Committee. The Risk Management Advisory Board is always constituted as follows: the CFO, the Group Controller, the Group Treasurer, the Corporate Secretary and the Group Audit Manager. Specific business know-how is provided by corporate staff or business management, depending on the subjects to be assessed and evaluated at the meetings of the Advisory Board. During the year under review, the Risk Management Advisory Board focused specific attention on Nutreco's main risk areas and management processes relating thereto, such as the purchase of raw materials, information security, the treasury policy, insurance policies and the integration of newly acquired companies. The latter topic, in particular, was given much attention during the year under review in view of Nutreco's earlier-mentioned growth strategy; based on an in-depth analysis and evaluation of recent acquisitions, further control measures have been worked out for future integrations.

Risk Management Model

Developed in 2005, the renewed Risk Management Model was further implemented during 2007. The model provides the management of the operating companies with tools for the identification, classification and monitoring of risks, and is used for rendering account of risk management at business level. It has been found in actual practice that risk reporting tends to focus in particular on market and organisation risks. The risk monitoring results to be reported are part of the business review meetings and are presented to the Management Advisory Board for evaluation. The model has been integrated into the existing planning and control cycle.

Risk management and internal control measures

Generic management & control cycle

Strategic plans, budgets and forecasts are prepared at fixed times during the year for all operational and non-operational units of the Nutreco organisation. The current results are evaluated monthly by the management of the operating companies and the Executive Board. The Company's performance is compared to that of the previous year and tested against the budgeted results. Forecasts are assessed for feasibility. This management and control cycle, which is based on financial and non-financial reports, enables the senior management to direct and control the operational activities in an efficient manner.

Management of raw materials risk exposure

The specific market risks arising from the volatility of raw materials markets are actively managed, among other things, by means of financial instruments (such as options and futures) and commodity forward contracts. Purchasing management keeps within the bounds of the centrally set policy and guidelines and must act in conformity with the required internal control measures. Within the framework of the Nutreco Sourcing Initiative, purchasing management as a whole was given much attention during the year under review.

Management of credit risks

Management of credit risks arising from deliveries to customers is the primary responsibility of the operating companies. The control of credit risks arising from financial counterparties is the responsibility of Group Treasury. Credit management keeps within the bounds of the centrally set policy and must act in conformity with the internal control measures. Credit risks are the specific area of attention of the senior corporate management. The Risk Management Advisory Board evaluates the quality of the control measures taken in respect of these risks. In order to further streamline different control measures, a new credit policy was developed that became effective at the beginning of 2007 and provides for clear authorisation limits and means for testing creditworthiness.

Management of interest and currency risks

In 2007 the treasury policy was reviewed under the supervision of the Risk Management Advisory Board, with, in particular, risks and limits being quantified and reporting formats and frequency being revised. Interest rate and currency risk control is part of the treasury policy.

Currency risks arising from concluded transactions must be fully covered. Risks of expected transactions are covered on the basis of probability of realisation. The operating companies cover their transaction risks through Group Treasury. Risks arising from concluded and expected transactions are reported on a monthly basis. Group Treasury chiefly uses currency forward transactions and swap transactions to hedge transaction risk exposure, which is reported on a daily basis.

Nutreco controls the consolidated translation risk by financing investments abroad in local currencies, by swapping part of the private loan, which is stated in US dollars, with another currency and by entering into cross-currency swaps. As a result of this hedge, movements caused by foreign exchange effects are partly set off in respect of both assets and cash flow. Translation risks are reported on a quarterly basis.

Management of the interest risk is the responsibility of Group Treasury. Trading is carried on within the confines of strict regulations, which are supervised by means of quarterly reporting.

Management of Health, Safety, Environment and Quality

Nutreco has a clearly defined HSEQ policy, which is applicable to all Nutreco companies. The HSEQ policy is important for product quality, process security and environmental impact. Nutreco has an HSEQ audit system in place, which covers both organisational and procedural matters. The standards observed by Nutreco are often stricter than national and international standards and are well in excess of the statutory minimum requirements. The HSEQ audit team operates according to a programme approved by the Executive Board. For further information on the HSEQ policy and the audits, please refer to the 2007 Corporate Social Responsibility Report and the Nutreco website (www.nutreco.com).

Management of food and feed safety

Prior to being processed, raw materials are thoroughly checked against specifications and for purity. Most of these checks are executed by Nutreco's own laboratories, which are well known for their know-how, expertise and quality. Nutreco's production processes meet strict standards and requirements and are in full compliance with GMP standards (Good Manufacturing Practices). Nutreco's operating companies use recognised quality systems, are almost all ISO-certified and meet HACCP guidelines. Audits are regularly performed by internationally recognised research agencies, such as Bureau Veritas and SGS, as well as by buyers and Nutreco's own HSEQ team. In respect of the risk of bacterial contamination of meat products during the production process, a policy has been drafted and procedures have been prescribed that are aimed at preventing such contaminations. An absolute guarantee that no contamination will ever occur cannot be given. As a result, the Company has developed systems and procedures with chain partners to spot contamination at an early stage and to limit the consequences. If any contamination should occur, Nutreco is able, through the Nutrace® system, to quickly trace the problem, thus reducing the risk to consumers.

Internal control measures

The Nutreco IAC framework (Internal Accounting Control) is based on different policy documents, manuals and procedures, such as the Raw Material Risk Management Policy, the Foreign Currency Policy, the Accounting Manual, the Internal Control Manual, the Treasury Manual and the Capital Expenditure Procedure. These set out guidelines, procedures and instructions in the area of financial accounting and reporting.

The managements of the operating companies are responsible for the quality of the control processes. The Internal Audit department, supported by the external auditor, handles verification of this: it assesses the developments and tests the efficacy of the implemented processes. Any inadequacies are recorded, followed up and corrected. Selection of these reviews is done partly by rotation, partly by individual selection. During the year under review, 38 IAC reviews were carried out, representing the evaluation of a total of 300 administrative processes. Furthermore, during the year under review the previously developed self-assessment process, by means of which the set-up and effect of locally implemented control measures can be assessed, was used by all Nutreco companies. This self-assessment process and related documentation also support the work of the other corporate departments and the external accountant.

The improvement in the quality of the administrative processes, already noted in 2006, continued during the year under review, with non-compliance with internal quality requirements in 2007 (6%) being mainly caused by integration activities still to be implemented within recent acquisitions and by shortcomings arising from ERP implementations. Action has since been taken to redress the identified shortcomings, none of which had materially affected the quality of the reporting. The results of the reviews were shared with the Executive Board, the Audit Committee and the external auditor.

Information security measures

The Nutreco Baseline Information Security provides the control framework for risks in the area of information technology and security. This document sets out policy, rules of conduct, procedures and instructions in the area of the control of automated systems and is managed by the Information Security Manager, who is also responsible for the focus on policy implementation and implementation monitoring.

The efficacy of the information technology and security policy is further assured through a process of self-assessment (of generic control measures) and verification processes. As well as a further improvement in control measures at all operating companies, the self-assessment during the year under review also brought to light the need for supplementary actions from the Corporate Information Technology department (clarification of responsibilities, adjustment of procedures etc.). The required control measures have since been implemented. The verification processes are performed by the Internal Audit department, which partly relies on external expertise. The results of the self-assessment and verification processes are shared with the Executive Board, the Audit Committee and the external auditor.

During the year under review, the focus on application- and implementation-related risks was increased considerably, particularly with regard to the risk arising from the situation where implementation of an ERP application coincides with a significant organisational change. Currently, such strategic implementations always go hand in hand with both pre- and post-implementation assessments in order to identify risks and take timely measures.

Management of compliance risks

The Company has a Legal Affairs department for managing risks arising from the requirements to comply with the applicable legislation and regulation in all jurisdictions where it is active, as well as to meet good practices in the area of corporate governance. Based on internal policy and procedures, the Legal Affairs department is involved, either directly or through its network, in mergers and acquisitions, share transactions, finance activities and major business transactions and/or legal conflicts.

The Risk Management Advisory Board has assessed the efficacy of the control measures. This has not given rise to any significant changes in processes. The increased takeover activity necessitated a more project-like approach of these activities. Nutreco is taking an increasingly multidisciplinary approach to such projects, with internal and external specialists working together. The involvement of the Internal Audit department warrants the quality of these processes.

Insurance

As well as taking risk control measures, Nutreco has also underwritten a general insurance programme. Nutreco has an in-house insurance company for this purpose, Nutreco Insurance, established on the Netherlands Antilles, which partly reinsures operating risks with independent insurance companies. Nutreco works worldwide with Aon as a broker and provider of insurance-related services. The policies cover loss resulting from, among other things, loss of assets and/or business interruption due to fire, explosion or natural disaster, third-party liability including product liability, transport-related damage and a number of other specific risks.

In January 2006 Nutreco Holding N.V. concluded an enforcement covenant with the Dutch tax authorities as part of the 'horizontal supervision' project initiated by the Dutch Ministry of Finance on the basis of which existing cooperation was further enhanced. The starting points of the covenant are openness and transparency, based on mutual respect and trust, resulting in an intensive exchange of information and preliminary consultations on matters with potentially material tax consequences.
During 2007, under the covenant, agreement was reached on the Dutch tax position up to and including the fiscal year 2006 and the final tax assessments up to and including 2006 were imposed accordingly. With regard to 2007, any relevant tax matters were raised – and agreement was reached – at pre-consultation sessions. As a result, any uncertainties concerning the Dutch tax position have been reduced to a minimum.

This form of collaboration fits within Nutreco's policy on risk management in respect of taxation and is partly made possible by a constant focus on the level and quality of the internal control framework in the area of taxation, which is also included in the collaboration under the covenant.

In the other jurisdictions where Nutreco is operating, the Company is, where possible, pursuing a proactive policy in order to minimise any uncertainties regarding the tax positions. The internal control framework for taxation is used in most other countries as well and will be further implemented in 2008.

Measures to guarantee corporate governance

The main lines of Nutreco's corporate governance policy, which is based on the guidelines laid down in the Dutch Corporate Governance Code (page 50 of this annual report), set out to what extent the guidelines are followed. Besides general corporate governance requirements, Nutreco's governance framework also contains a number of specific components.

Nutreco Code of Ethical Conduct

The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. All employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are expected to confirm in writing that they will comply with this Code. The Company Secretary

Additional reports



as a further improvement in control measures at all operating companies, the self-assessment during the year under review also brought to light the need for supplementary actions from the Corporate Information Technology department (clarification of responsibilities, adjustment of procedures etc.). The required control measures have since been implemented. The verification processes are performed by the Internal Audit department, which partly relies on external expertise. The results of the self-assessment and verification processes are shared with the Executive Board, the Audit Committee and the external auditor.

During the year under review, the focus on application- and implementation-related risks was increased considerably, particularly with regard to the risk arising from the situation where implementation of an ERP application coincides with a significant organisational change. Currently, such strategic implementations always go hand in hand with both pre- and post-implementation assessments in order to identify risks and take timely measures.

Management of compliance risks

The Company has a Legal Affairs department for managing risks arising from the requirements to comply with the applicable legislation and regulation in all jurisdictions where it is active, as well as to meet good practices in the area of corporate governance. Based on internal policy and procedures, the Legal Affairs department is involved, either directly or through its network, in mergers and acquisitions, share transactions, finance activities and major business transactions and/or legal conflicts.

The Risk Management Advisory Board has assessed the efficacy of the control measures. This has not given rise to any significant changes in processes. The increased takeover activity necessitated a more project-like approach of these activities. Nutreco is taking an increasingly multidisciplinary approach to such projects, with internal and external specialists working together. The involvement of the Internal Audit department warrants the quality of these processes.

Insurance

As well as taking risk control measures, Nutreco has also underwritten a general insurance programme. Nutreco has an in-house insurance company for this purpose, Nutreco Insurance, established on the Netherlands Antilles, which partly reinsures operating risks with independent insurance companies. Nutreco works worldwide with Aon as a broker and provider of insurance-related services. The policies cover loss resulting from, among other things, loss of assets and/or business interruption due to fire, explosion or natural disaster, third-party liability including product liability, transport-related damage and a number of other specific risks.

In January 2006 Nutreco Holding N.V. concluded an enforcement covenant with the Dutch tax authorities as part of the 'horizontal supervision' project initiated by the Dutch Ministry of Finance on the basis of which existing cooperation was further enhanced. The starting points of the covenant are openness and transparency, based on mutual respect and trust, resulting in an intensive exchange of information and preliminary consultations on matters with potentially material tax consequences.
During 2007, under the covenant, agreement was reached on the Dutch tax position up to and including the fiscal year 2006 and the final tax assessments up to and including 2006 were imposed accordingly. With regard to 2007, any relevant tax matters were raised – and agreement was reached – at pre-consultation sessions. As a result, any uncertainties concerning the Dutch tax position have been reduced to a minimum.

This form of collaboration fits within Nutreco's policy on risk management in respect of taxation and is partly made possible by a constant focus on the level and quality of the internal control framework in the area of taxation, which is also included in the collaboration under the covenant.

In the other jurisdictions where Nutreco is operating, the Company is, where possible, pursuing a proactive policy in order to minimise any uncertainties regarding the tax positions. The internal control framework for taxation is used in most other countries as well and will be further implemented in 2008.

Measures to guarantee corporate governance

The main lines of Nutreco's corporate governance policy, which is based on the guidelines laid down in the Dutch Corporate Governance Code (page 50 of this annual report), set out to what extent the guidelines are followed. Besides general corporate governance requirements, Nutreco's governance framework also contains a number of specific components.

Nutreco Code of Ethical Conduct

The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. All employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are expected to confirm in writing that they will comply with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct. The text of the Code of Ethical Conduct is available on the Company's website.

Whistleblowing procedure

Since 2004 Nutreco has implemented a whistleblowing procedure as part of its Code of Ethical Conduct. The procedure serves to ensure that any alleged infringement of the existing policy and procedures may be reported without the person making the report suffering any negative consequences of his action. The text of the whistleblowing procedure is available on the Company's website.

Disclosure Committee (DC)

All public financial disclosures made by Nutreco should be accurate, complete and timely, fairly present, in all material respects, the Company's financial condition, results of operations and cash flows, and meet any other legal, regulatory or stock exchange requirements.

The Disclosure Committee assists the Chief Executive Officer and the Chief Financial Officer in fulfilling the Company's and their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness and timeliness of the Company's financial statements.

The membership of the Disclosure Committee consists of the Company Secretary, the Director Investor Relations, the Group Audit Manager, the Group Treasurer, the Group Tax Manager and the Group Controller.

Letter of Representation (LoR)

All managing directors and controllers of the group companies shall annually sign a detailed statement with respect to financial reporting, internal controls and ethical principles. The LoR also includes activities in the field of information security, internal control, risk management and HSEQ. Any observations made in this statement shall be reported to and discussed with the Executive Board and the Audit Committee.

Role of the external auditor

The external auditor carries out the requisite activities for the issuance of an auditor's report accompanying the annual accounts. The external auditor focuses on the financial reporting and also assesses the accounting principles that have been applied to ensure that the report is free of material misstatement. Where possible, the external auditor relies on the work of the Internal Audit department, which focuses on the quality of the accounting process and the efficacy of the internal control measures. The combined activities of the Internal Audit department and the external auditor also involve an evaluation of the internal control system.

Statement by the Executive Board regarding the assessment of risk management and control systems

During the year under review, the Executive Board regularly made an overview and assessment of risks encountered in its corporate environment. This overview is reported on page 65 of this annual report. The Executive Board intends to give as faithful and comprehensive a picture of Nutreco's risk profile as possible. However, there may be circumstances in which risks occur that had not been identified yet or in which the impact of identified risks is greater than expected. The Executive Board emphasises that the nature of the Company's activities expressly involves exposure to risks that are beyond its control.

The risk management and control systems set up within Nutreco are designed to protect the Company as much as possible against any undesirable effects resulting from its pursuance of the envisaged objectives. For a description of these systems, please refer to page 68 of this report. Where the prevention of impairment as a result of risk exposure is not possible, the systems aim to limit the impact such risks can potentially have on the Company and its stakeholders.

Nutreco complies with the governance requirements in respect of these responsibilities and aims to meet the relevant best practice provisions stated in the Tabaksblat Code. However, the presence and efficacy of the implemented systems can never be a guarantee that the Company's objectives will be achieved, nor can these systems ensure that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of acts and regulations are wholly prevented.

The Executive Board has evaluated the aforementioned risk management systems and internal control measures in terms of set-up and effect. The Executive Board reported the assessment of Nutreco's risk profile and the assessment of the set-up and effect of the framework for risk management, including the systems implemented and specific measures for internal control, to the Audit Committee, in the presence of the Company's external auditor, KPMG Accountants N.V.

In the Executive Board's opinion, these systems duly meet the requirements laid down in the best practice provisions. During the year under review, the Nutreco approach, which is based on the COSO framework, was shown to be reasonably effective and, according to expectations, will be reasonably effective in day-to-day business operations during the year 2008.

The Nutreco approach assures management that it will have a reasonable degree of control over internal processes and is designed to prevent material errors in the annual accounts. On top of this, it provides adequate support of the efforts made by the management in the area of risk management.

Amersfoort, 12 March 2008

W. Dekker, CEO
C.J.M. van Rijn, CFO
J.B. Steinemann, COO

Additional reports

Report of the Audit Committee

Meetings – Attendance

During the year under review, the Audit Committee met three times according to a fixed schedule. All meetings were chaired by Mr L.J.A.M. Ligthart and attended by Mr J.A.J. Vink. In addition, one telephone conference took place with the Company's Executive Board on the Company's half-year results and other matters falling within the scope of the Audit Committee.

The Company's external auditor, KPMG Accountants N.V., attended the three formal meetings and the telephone conference. The internal auditor attended the three formal meetings. The CEO, the CFO and the Secretary attended the meetings with the exception of the private meeting of the Audit Committee with the external auditor.

Main subjects handled

Main subjects handled by the Audit Committee were the financial statements for the year 2006, the 2007 interim financial statements, the results of the internal audits and internal control reviews, the Company's tax position, the acquisitions integrations process, information and IT security, and the Company's main Health, Safety, Environment and Quality risks. Before issuing an approval recommendation with regard to the 2006 annual accounts, the Audit Committee had a private meeting with the external auditor.

Other topics

The following other, more standard topics were reviewed: the draft annual report 2006 and the report of the Audit Committee, the KPMG management letter 2006, fraud and integrity, the information strategy and IT governance, the external audit scope for 2007 and the fees payable to KPMG for external audit and advisory work and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor.

Risk management

The Audit Committee would like to refer to the 'Risk management and internal control' paragraph on page 68 of this report.

Own performance

At a meeting earlier during the year, the Audit Committee assessed its own performance during the year under review.

Conclusion

The Audit Committee felt assured that the Company used audit, control and risk management systems which would enable the Company to deliver a statement of being in control in accordance with the best practices of the Dutch Corporate Governance Code and the Monitoring Commission. The Audit Committee was pleased that the awareness of internal audit, control and risk management was well embedded in the steering of the Company's businesses by the Executive Board.

The Audit Committee felt satisfied with the quantity of information and the amount of detail provided by the Executive Board, and the way recommendations made had been followed up.

Amersfoort, 12 March 2008

The Audit Committee
L.J.A.M. Ligthart (chairman)
J.A.J. Vink

Report of the Remuneration Committee

Since 2004, a dedicated Remuneration Committee has been installed, chaired by Mr J.M. de Jong and with Mr R. Zwartendijk and Mr Y. Barbieux as members.

During the year under review, the Remuneration Committee met four times formally. The first meeting was convened to discuss the Executive Board's proposal of performance rating against the 2006 objectives and the performance targets for 2007, the new long-term incentive plan 2007 and the continuation of the employee share participation scheme. At the second meeting, the remuneration of the Executive Board was discussed, the performance rating against the 2006 targets was determined for submission to the Supervisory Board's approval and the long-term incentive plan 2007 was adopted for submission to the Supervisory Board's and the General Meeting of Shareholders' approval. A benchmarking of the Supervisory Board's and the Executive Board's remuneration was conducted with the assistance of a specialised external consultant. The remuneration policy of the Company's top management was discussed at the Committee's third meeting. Finally, at the fourth meeting, a proposal concerning the adjustment of the Executive Board's remuneration in line with the Company's approved policy of remunerating at the median level was adopted for approval by the Supervisory Board. These proposals were approved by the Supervisory Board.

The Remuneration Committee also received six monthly reports on the performance of the Executive Board against the objectives set in the approved 2006 interim long-term performance plan.

Finally, the Remuneration Committee adopted a proposal to grant shares at a discount to employees of the Company in accordance with the Company's existing employee participation scheme. The 'Corporate governance' chapter on page 50 of this report and the notes to the financial statements contain further details with regard to the remuneration of the Supervisory Board and the Executive Board as well as the Company's remuneration policy.

Amersfoort, 12 March 2008

The Remuneration Committee
J.M. de Jong (chairman)
R. Zwartendijk
Y. Barbieux

Report of the Supervisory Board

Implementation of the 'Rebalancing for Growth' strategy

The year under review was a year in which there was a clear shift from the 'Rebalancing' part of the Company's 'Rebalancing for Growth' strategy, which was announced in 2004, to a focus on the 'Growth' part in the Company's core animal nutrition and fish feed businesses. This focus translated into the acquisition of premix plants from BASF in the UK, Poland, Italy, the USA, Mexico, Guatemala, China and Indonesia, and in the acquisition of the animal nutrition business of Maple Leaf in Canada and the USA. Both transactions were successfully closed during the course of the year under review. In addition, the Company acquired the remaining 40% of shares in the Mexican Tenusa premix company and acquired a 51% stake in a joint venture in the premix business in Turkey.

The Company's non-core breeding business was sold to the Hendrix Genetics Group (Netherlands).

The Company's compound feed business in Spain had yet another outstanding year. The Trouw Nutrition International premix and speciality feed business performed strongly. The Dutch and Belgian compound feed businesses grew noticeably stronger and increased their market share, thus showing that the restructuring programme which had been embarked upon in the past years had been a well timed decision resulting in a better performing Hendrix Feed business. The integration of the newly acquired Canadian business, under the leadership of a strong management team which transferred to the Nutreco Group, is in good process.

The Company's Skretting fish feed business maintained its robust performance in both the salmon feed and the non-salmon species feed segments.

The Company's poultry processing business in Spain showed a good performance and further developed its excellent relations with leading retail chains in Spain.

Supervisory Board meetings

During the period under review, the Supervisory Board met eight times with the Executive Board according to a fixed schedule. In addition, several telephone conferences were held, and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are an update by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the Company's financial performance since the last meeting and the forecast, as well as an operational report by the Chief Operating Officer. In addition to these standard topics, a number of specific topics were reviewed.

The key topics of the year 2007 were the Company's strategy, the acquisition projects and the optimisation of the Company's balance sheet, resulting in the reimbursement to holders of ordinary shares of an amount of EUR 5 net per share. The Board further supervised the disposal of the Company's breeding activities and the other investment projects of the Company in animal feed growth areas.

Performance evaluation

In a private meeting, the Supervisory Board reflected on its own performance and that of its individual members. Also at that meeting, the performance of the Executive Board as a whole, and of the members of the Executive Board individually, was reviewed.

Independence

The Supervisory Board confirms all of its members are independent within the meaning of the Dutch Corporate Governance Code's best practices and no (potential) conflict of interest arose.

Corporate governance

A special 'Corporate governance' chapter appears on page 50 of this report. This chapter contains details about the Company's relations with its shareholders and the General Meeting of Shareholders.

In discharging its duties, the Supervisory Board acts in the full consciousness of the interests of all the Company's stakeholders.

Supervisory Board committees

An Audit Committee has been in place since 2002 and a Remuneration Committee was installed early 2004. The Supervisory Board also functions as the Selection and Appointment Committee. Reference is made to the separate reports of these committees on pages 75 and 76.

The Audit Committee, the Remuneration Committee and the Selection and Appointment Committee have as main role to provide a focused analysis and preparation of the subjects within their respective areas of expertise and to report and make recommendations to the Supervisory Board, thus enhancing the effectiveness of the Supervisory Board's supervision and advisory work.

Selection and Appointment Committee

The chairman of the Supervisory Board acts as chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the end-of-term resignation and proposed reappointment of Mr R. Zwartendijk for a third (and last) term of four years and of Mr J.M. de Jong for a second term of four years, both ending at the General Meeting of Shareholders of 2011. The proposal received the full support of the Committee.

Composition of the Executive Board and of the Supervisory Board

The composition of both the Supervisory Board and the Executive Board did not change during the year under review. At the General Meeting of Shareholders of 26 April 2007, the four-year term of Mr R. Zwartendijk came to an end. Mr R. Zwartendijk was reappointed for a third and last four-year term, expiring at the General Meeting of Shareholders of 2011. The four-year term of Mr J.M. de Jong also came to an end, and Mr J.M. de Jong was reappointed for a second four-year term, expiring at the General Meeting of Shareholders of 2011.

Financial statements and dividend

The financial statements for the year 2007 have been audited by KPMG Accountants N.V., whose report appears on pages 162-163 of this report. The Executive Board and the Supervisory Board have approved the financial statements and the Supervisory Board recommends that the financial statements and the dividend over the year 2007 be adopted in accordance with Article 28.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The Supervisory Board wishes to thank the Executive Board and all employees for the successful implementation of the growth phase of the Company's 'Rebalancing for Growth' strategy and wishes to extend a warm welcome to all employees who have joined the Nutreco Group.

Amersfoort, 12 March 2008

The Supervisory Board
R. Zwartendijk (chairman)
L.J.A.M. Ligthart (vice-chairman)
Y. Barbieux
J.M. de Jong
J.A.J. Vink



Financial statements

Consolidated income statement

(EUR x million)	Note	2007	2006
Revenue	3	**4,021.1**	**3,031.3**[1]
Raw materials and consumables used		-3,174.1	-2,321.3
Change in fair value of biological assets	19	1.3	-1.2
Changes in inventories of finished goods and work in progress		19.2	14.2
Gross margin		**867.5**	**723.0**
Other operating income	7	16.3	20.9
Personnel costs	8	-368.3	-307.7
Depreciation and amortisation expenses	3,13,14	-48.1	-42.2
Impairment of long-lived assets	13,14	-1.2	-0.2
Other operating expenses	9	-317.2	-280.5
Operating result from continuing operations	3	**149.0**	**113.3**
Financial income	10	12.2	19.4
Financial expenses	10	-21.9	-19.3
Foreign exchange result	10	-0.4	7.5
Net financing costs/income		**-10.1**	**7.6**
Share in results of associates	15	0.8	0.5
Result before tax from continuing operations		**139.7**	**121.4**
Income tax expense	11	-26.4	-16.1
Result after tax from continuing operations		**113.3**	**105.3**
Result after tax from discontinued operations	4	3.8	16.5
Gain on sale of discontinued operations, net of tax	4	3.6	398.7
Result after tax from discontinued operations		**7.4**	**415.2**
Total result for the period		120.7	520.5
Attributable to:			
Equity holders of Nutreco		118.6	519.5
Minority interest		2.1	1.0
Total result for the period		**120.7**	**520.5**
Key figures per share for continuing operations	12		
Basic earnings per share for continuing operations (EUR)		3.24	3.05
Diluted earnings per share for continuing operations (EUR)		3.24	3.04
Basic earnings per share for continuing operations before impairment of goodwill (EUR)		3.24	3.05
Weighted average number of ordinary shares outstanding during the year (x 1,000)		34,317	34,209
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)		34,331	34,226
Number of ordinary shares outstanding as at 31 December (x 1,000)		34,256	33,906
Key figures per share (EUR)	12		
Basic earnings per share		3.46	15.19
Diluted earnings per share		3.46	15.18
Basic earnings per share before impairment of goodwill		3.46	15.19

1 Revenues for 2006 are for comparison reasons adjusted with EUR 22.3 million for the outbound logistic costs, which are now reported under transport costs.

Consolidated balance sheet

(EUR x million)	Note	31 December 2007	31 December 2006
Assets			
Property, plant and equipment	13	428.9	281.3
Intangible assets	14	318.5	91.0
Investments in associates	15	16.9	2.1
Other investments	16	43.1	34.4
Deferred tax assets	17	35.3	45.5
Total non-current assets		**842.7**	**454.3**
Inventories	18	266.7	188.8
Biological assets	19	75.0	46.5
Income tax receivables	17	15.4	15.8
Trade and other receivables	20,27	585.0	436.8
Cash and cash equivalents	21	207.7	578.7
Assets classified as held for sale	5	-	78.2
Total current assets		**1,149.8**	**1,344.8**
Total assets		**1,992.5**	**1,799.1**
Equity			
Issued and paid-up share capital	22	8.4	8.4
Share premium	22	159.5	330.7
Treasury shares	22	-31.7	-45.8
Hedging reserve	22	-4.0	-3.3
Retained earnings	22	388.5	-72.6
Undistributed result	22	118.6	519.5
Translation reserve	22	4.1	7.2
Equity attributable to equity holders of Nutreco		**643.4**	**744.1**
Minority interest	22	7.8	5.5
Total equity		**651.2**	**749.6**
Liabilities			
Interest-bearing borrowings	23	410.3	249.8
Employee benefits	24	9.1	21.2
Provisions	25	15.7	16.0
Deferred tax liabilities	17	18.4	2.0
Total non-current liabilities		**453.5**	**289.0**
Interest-bearing borrowings	23	87.3	92.3
Employee benefits	24	26.3	19.9
Provisions	25	18.8	10.9
Income tax liabilities	17	5.3	18.5
Trade and other payables	26	750.1	604.5
Liabilities classified as held for sale	5	-	14.4
Total current liabilities		**887.8**	**760.5**
Total liabilities		**1,341.3**	**1,049.5**
Total equity and liabilities		**1,992.5**	**1,799.1**

Statement of changes in equity

(EUR x 1,000)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undis-tributed result	Trans-lation reserve	Total attribu-table to equity holders	Minority interest	Total equity
As at 1 January 2006	**8,368**	**330,699**	**-5,150**	**-68**	**190,955**	**134,448**	**38,982**	**698,234**	**13,023**	**711,257**
Transactions with shareholders										
Undistributed result					134,448	-134,448				
Issuance of ordinary shares			2,168					2,168		2,168
Dividend on ordinary shares					-332,802			-332,802	-239	-333,041
Stock dividend			67,537		-67,537					
Performance shares and options					2,748			2,748		2,748
Options exercised			38,013					38,013		38,013
Repurchase own shares			-148,322					-148,322		-148,322
Total transactions with shareholders			**-40,604**		**-263,143**	**-134,448**		**-438,195**	**-239**	**-438,434**
Recognised income and expenses for the period										
Total result for the period						519,508		519,508	999	520,507
Tax effects on items processed directly in equity					936			936		936
(De)consolidations									-7,874	-7,874
Direct equity entries of associates					-1,350			-1,350		-1,350
Foreign exchange translation differences							-31,803	-31,803	-446	-32,249
Changes in cash flow hedges				-3,214				-3,214		-3,214
Total recognised income and expenses for the period				**-3,214**	**-414**	**519,508**	**-31,803**	**484,077**	**-7,321**	**476,756**
As at 31 December 2006	**8,368**	**330,699**	**-45,754**	**-3,282**	**-72,602**	**519,508**	**7,179**	**744,116**	**5,463**	**749,579**
Transactions with shareholders										
Undistributed result					519,508	-519,508				
Issuance of ordinary shares			2,191					2,191		2,191
Dividend on ordinary shares					-32,609			-32,609	-524	-33,133
Capital repayment		-171,150						-171,150		-171,150
Stock dividend			26,957		-26,957					
Performance shares and options					2,872			2,872		2,872
Options exercised			2,105					2,105		2,105
Repurchase own shares			-17,228					-17,228		-17,228
Total transactions with shareholders		**-171,150**	**14,025**		**462,814**	**-519,508**		**-213,819**	**-524**	**-214,343**
Recognised income and expenses for the period										
Total result for the period						118,528		118,528	2,136	120,664
Tax effects on items processed directly in equity					-1,658			-1,658		-1,658
(De)consolidations									772	772
Foreign exchange translation differences							-3,026	-3,026	-91	-3,117
Changes in hedges of foreign exchange transactions				-652				-652		-652
Changes in cash flow hedges				-101				-101		-101
Total recognised income and expenses for the period				**-753**	**-1,658**	**118,528**	**-3,026**	**113,091**	**2,817**	**115,908**
As at 31 December 2007	**8,368**	**159,549**	**-31,729**	**-4,035**	**388,554**	**118,528**	**4,153**	**643,388**	**7,756**	**651,144**

Consolidated cash flow statement

(EUR x million)	Note	2007	2006
Total result for the period		**120.7**	**520.5**
Net financing costs – continuing operations	10	10.1	-7.6
Net financing costs – discontinued operations	2	-	3.4
Share in results of associates	15	-0.6	-47.4
Income tax expense – continuing operations	11	26.4	16.1
Income tax expense – discontinued operations		0.9	-0.5
Impairment charges on long-lived assets	13,14	1.2	0.2
Depreciation continuing operations	13	41.9	39.8
Depreciation discontinued operations	2	0.9	2.4
Amortisation continuing operations	14	6.2	2.4
Amortisation discontinued operations	2	0.1	-
Negative goodwill	6,7	-5.6	-1.3
Equity settled share-based payment expense	24	2.9	2.7
Release of deferred results in intercompany transactions		-	-10.2
Changes in fair value of other investments	16	2.3	-0.2
Changes in fair value of biological assets	19	-1.3	1.3
Changes in fair value foreign exchange contracts		0.1	0.8
Changes in fair value of commodity contracts		0.8	-0.6
Gain on sale of property, plant and equipment	13	-0.9	-6.7
Gain on sale of discontinued operations, net of tax	4	-3.6	-380.2
Cash flows from operating activities before changes in working capital and provisions		**202.5**	**134.9**
Decrease/increase in working capital		-46.6	-42.1
Decrease/increase in employee benefits		-11.1	-6.7
Decrease/increase in provisions		6.1	18.4
Cash generated from operations		**150.9**	**104.5**
Interest received		12.5	17.9
Interest paid		-22.2	-21.3
Income taxes paid		-23.8	-31.8
Dividends received		22.5	-
Net cash from operating activities		**139.9**	**69.3**
Acquisition of property, plant and equipment	13	-77.0	-51.4
Acquisition of intangible assets	14	-3.2	-5.2
Acquisition of group companies net of cash acquired	6	-391.7	-19.4
Acquisition of minority interest	6	-8.8	-11.5
Acquisition of associates		-1.7	-
Acquisition of other investments	16	-1.0	-1.8
Proceeds from the sale of property, plant and equipment	13	2.2	10.4
Proceeds from the sale of intangible assets	14	0.1	-
Disposal of associates, previous year held for sale	4	3.7	-
Disposal of subsidiaries net of cash disposed of	4	17.6	881.2
Repayment on shareholders' loan		-	155.9
Proceeds from the sale of share in associates	15	0.2	-
Repayments on other investments	16	14.2	8.6
Payments of transaction costs		-11.7	-18.1
Net cash used in/from investing activities		**-457.1**	**948.7**
Proceeds from issuance of share capital		4.3	40.2
Repayment of share capital		-171.2	-
Repurchase own shares		-17.2	-148.3
Dividends paid to equity holders of Nutreco		-32.6	-332.8
Dividends paid to minority shareholders		-0.5	-0.2
Repayment of borrowings		-29.7	-225.6
Proceeds from borrowings		205.8	92.4
Net cash used in financing activities		**-41.1**	**-574.3**
Net decrease/increase in cash and cash equivalents		-358.3	443.7
Cash and cash equivalents at 1 January	21	495.9	53.6
Effect of exchange rate fluctuations on cash held		-2.2	-1.4
Cash and cash equivalents at 31 December	21	**135.4**	**495.9**
Cash and cash equivalents at 31 December	21	207.7	578.7
Bank overdrafts at 31 December		-72.3	-82.8
Cash and cash equivalents for the cash flow statement at 31 December	21	**135.4**	**495.9**

Notes to the consolidated financial statements

(1) Accounting policies used for the consolidated financial statements of Nutreco Holding N.V.

General

Nutreco Holding N.V. ('Nutreco' or 'the Company') is a company domiciled in the Netherlands. The consolidated financial statements of Nutreco for the year ended 31 December 2007 comprise Nutreco and its subsidiaries ('the Group') and Nutreco's interest in associates and jointly controlled entities.

Nutreco is an international animal nutrition and fish feed company that seeks to create added value in its markets through the Company's knowledge of the food chains. The Company has also a selective presence in various stages of the meat production chain.

All disclosures are based on continuing operations and for comparison reasons some 2006 figures are adjusted (revenue, equity and operational lease commitments).

Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

The consolidated financial statements were determined for issuance by the Supervisory Board and the Executive Board on 12 March 2008.

1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS).

2. Basis of preparation

The consolidated financial statements are presented in millions of euro. They are prepared on the historical cost basis except for the following assets and liabilities which are stated at their fair value: derivative financial instruments, investments in debt securities and certain biological assets.

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements by all Nutreco entities.

The following accounting standards, amendments and interpretations are effective for Nutreco as from book year 2007:

(a) Standards, amendments and interpretations effective for the first time in 2007 and relevant

- IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures', introduce new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Company's financial instruments, or the disclosures relating to taxation and trade and other payables.
- IFRIC 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the financial statements.

(b) Interpretation early adopted by the Group

Nutreco did early adopt IFRS 8 'Operating segments' (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. In note 3 'Segment Reporting' the new segment reporting is presented.

(c) Standards, amendments and interpretations that became effective in 2007 but do not have an impact on the consolidated financial statements

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but do not have an impact on the consolidated financial statements:

- IFRIC 7, 'Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies'
- IFRIC 8, 'Scope of IFRS 2'
- IFRIC 9, 'Reassessment of embedded derivatives'

3. Use of estimates and judgements

The preparation of consolidated financial statements requires management to make estimates and judgements that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and judgements are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the decisions about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgements.

The estimates and judgements are reviewed on an ongoing basis. Revisions to accounting estimates and judgement are recognised in the period in which the estimate and judgement is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Certain accounting estimates and judgements are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current estimates and judgements. The most important accounting estimates and judgements are described in note 31.

4. Basis of consolidation

4.1 Subsidiaries

Subsidiaries are those entities controlled by Nutreco. Control exists when Nutreco has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference ('negative goodwill') is recognised directly in the income statement. Acquisitions and divestments are described in notes 4 and 6.

4.2 Associates

Associates are those entities in which Nutreco has significant influence in, but no control over, the financial and operating policies. The consolidated financial statements include Nutreco's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Nutreco's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that Nutreco has incurred legal or constructive obligations or made payments on behalf of an associate.

4.3 Joint ventures

Joint ventures are those entities over whose activities Nutreco has joint control, established by contractual agreement. The consolidated financial statements include Nutreco's interest in a joint venture using the equity method. In the presentation of the consolidated financial statements, joint ventures are disclosed as an associate.

4.4 Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Nutreco's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

A list of affiliated companies, drawn up in conformity with Book 2 of the Netherlands Civil Code, sections 379 and 414, is enclosed in this annual report.

5. Foreign currency

5.1 Functional and presentation currency
Items included in the consolidated financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in 'euro', which is the Company's functional and presentation currency.

5.2 Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at the exchange rates prevailing as at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies not qualifying as foreign operations that are stated at historical cost are translated into functional currency at foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into functional currency at foreign exchange rates ruling at the dates the fair values were determined.

5.3 Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign currency differences are recognised directly in equity. Since 1 January 2004, Nutreco's date of transition to IFRS, such differences are recognised in the translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement.

5.4 Net investment in foreign operations
Exchange differences arising from the translation of a financial liability designated as a hedge of a net investment in foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement. When the hedged net investment is disposed of, the cumulative amount in equity is transferred to profit or loss as an adjustment to the profit or loss on disposal.

The principal exchange rates against the euro (EUR) used in the balance sheet and income statement are:

	Balance sheet		Income statement	
	31 December 2007	31 December 2006	2007	2006
Australian dollar per unit	0.60	0.60	0.61	0.60
Canadian dollar per unit	0.70	0.65	0.68	0.70
Chilean peso per 10,000	13.69	14.26	13.99	14.98
British pound sterling per unit	1.36	1.49	1.46	1.47
Norwegian krone per 100	12.54	12.13	12.47	12.42
US dollar per unit	0.68	0.76	0.73	0.79

6. Financial instruments

6.1 Non derivative financial instruments
Non-derivative financial instrument comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances, cash in transit and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Nutreco cash management are included as a component of cash and cash equivalents for the purpose of cash flows.

Accounting for financial income and expenses is discussed in accounting policy 21.2.

Available-for-sale financial assets:
Other investments held by Nutreco are classified as being available for sale and are stated at fair value, with any resulting gain or loss being recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. At derecognition of the investment, the cumulative gain or loss, previously recognised directly in equity, is recognised in the income statement. If these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

Equity securities are valued at fair value. If Nutreco has not been in the position to sufficiently obtain information to calculate or estimate corresponding fair values, equity securities are valued at cost.

The designation of financial assets as available for sale and the disclosure of purchases and sales of financial assets are accounted as of trade date or settlement date.

Financial assets at fair value through profit or loss:
A financial instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if Nutreco manages such investments and makes purchase and sales decisions based on their fair value in accordance with Nutreco risk management strategy. Upon initial recognition, the attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

6.2 Derivative financial instruments
Nutreco uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Nutreco does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged (see accounting policy 7.1).

The fair value of cross-currency interest rate swaps is the estimated amount that Nutreco would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates, current exchange rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

6.3 Other
Other non-derivative financial instruments are measured at amortised costs using the effective interest method, less any impairment losses.

7. Hedging

7.1 Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The Group has documented at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement, as part of financial income and expense.

Nutreco has defined cash flow hedge relations for certain financial instruments that cover interest risk as well as for some derivative financial instruments that are used to hedge the foreign exchange exposure of unrecognised monetary assets or liabilities (forecasted transactions).

7.2 Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement, as part of the financial income and expense.

7.3 Hedge of net investment in foreign operations
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement, as part of the financial income and expense.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Nutreco has several net investment hedges for its foreign operations.

8. Property, plant and equipment

8.1 Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 14). Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

8.2 Assets under construction
Property that is being constructed for future use as investment property is accounted for as property, plant and equipment until construction or development is complete, at which time it is remeasured to fair value and reclassified as investment property. Any gain or loss arising on remeasurement is recognised in the income statement.

8.3 Finance leases
Leases in property, plant and equipment where Nutreco has substantially all the risks and rewards of ownership are classified as finance leases. The property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy 14).

8.4 Subsequent costs
Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other expenditure is recognised in the income statement as an expense as incurred.

8.5 Depreciation
Depreciation is calculated according to the straight-line method based on the estimated useful life of the related asset. The following table presents the estimated useful lives:

Buildings	10-45 years
Plant and equipment	3-25 years
Other major components	3-10 years

The depreciation method, useful lives and the residual value are assessed annually.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

9. Intangible assets

9.1 Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and has an indefinite useful life. Business combinations are accounted for using the purchase method.

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Dutch GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 are reviewed in respect of IFRS 1 and are not reconsidered in preparing Nutreco's opening IFRS balance sheet at 1 January 2004.

In respect of business combinations that have occurred since 1 January 2004, goodwill represents the excess of the cost of the acquisition over the interest in the fair value of the net identifiable assets acquired at the date of the acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets and is tested for impairment.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange. Goodwill on acquisitions of associates is included in investments in associates.

Separately recognised goodwill on subsidiaries is carried at cost less any accumulated impairment losses (see accounting policy 14). Goodwill is allocated to (groups of) cash-generating units and is tested at least annually for impairment. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from a business combination. Goodwill is not allocated to a level that is higher than the segment level (see accounting policy 24) and not lower than the level at which it is monitored for internal management purposes.

9.2 Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and Nutreco has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its estimated useful life of five years.

Development assets not yet ready for use are tested for impairment annually.

9.3 Concessions, licenses and quota

Acquired concessions and licenses have a definite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method over their estimated useful lives, but no longer than the contractual term.

Acquired quota has an indefinite useful life and is carried as cost less impairment losses. Quota has an indefinite useful life and is carried at cost less impairment losses. Quota is tested for impairment at least once a year or whenever there is an indication for impairment.

9.4 Brand names and customers

Customers that are acquired by Nutreco through business combinations are recognised to the extent they can be separately identified and measured reliably. Customers have a definite useful life and are carried at cost less accumulated amortisation and impairment losses.

Acquired brand names through business combinations are recognised to the extent they can be separately identified and measured reliably. Brand names have an indefinite useful life and are carried at cost less impairment losses. Brand names are tested for impairment at least once a year or whenever there is an indication for impairment.

9.5 Other

Other intangible assets (mainly consisting of computer software) that are acquired by Nutreco have a definite useful life and are carried at cost less accumulated amortisation and impairment losses.

9.6 Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

9.7 Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

• Concessions & licenses	20 years
• Quota	indefinite
• Brands	indefinite
• Customer related	7-20 years
• Software/technology	4 years/13 years
• Capitalised development costs	5 years

10. Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling.

The cost of harvested biological assets is its fair value less estimated point-of-sale costs at the date of harvesting determined in accordance with the accounting policy for biological assets.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories cost includes an appropriate share of overheads based on normal operating capacity.

11. Biological assets

Biological assets are stated at fair value less estimated point-of-sale costs, with any resulting gain or loss recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, including costs necessary to get the assets to market.

For a small part of the biological assets (mainly breeding eggs and parent stock), fair value cannot be estimated reliably and is therefore valued at cost less impairment charges.

12. Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less impairment losses (refer accounting policy 14). A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

13. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Nutreco's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

14. Impairment

Assets that are subject to depreciation and amortisation are reviewed for impairment at each balance sheet date to determine whether there is any indication for impairment. If any such indication exists, the asset's recoverable amount is estimated.

Goodwill and assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment.

An impairment loss is recognised for the amount by which the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to a (group of) cash-generating unit(s) and then to reduce the carrying amount of the other assets in the (group of) cash-generating unit(s) on a pro rate basis, but not below the fair value less costs to sell of an asset (if determinable).

14.1 Calculation of recoverable amount
The recoverable amount of trade and other receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

14.2 Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been an indication of a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

15. Equity

15.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

15.2 Repurchase of shares

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is net of any tax effects, and is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction in equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

15.3 Dividends

Dividends are recognised as a liability in the period in which they are declared.

16. Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Preference share capital is classified as a liability as the dividend payments are not discretionary. Dividends thereon are recognised in the income statement as interest expense.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after balance sheet date.

17. Employee benefits

Nutreco operates various pension schemes. These schemes are generally funded through payments to insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

17.1 Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

17.2 Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Nutreco's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Nutreco's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

When the calculation results in a benefit to Nutreco, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

17.3 Other long-term employee benefits
Nutreco's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. Any actuarial gains and losses are recognised in the income statement in the period in which they arise.

17.4 Profit sharing and bonus plans
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Nutreco has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

17.5 Share-based payment transactions
The share (option) programme allows employees of Nutreco to acquire shares of Nutreco. The fair value of shares and options granted is recognised as a personnel expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the shares and options. The fair value of the shares and options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares and options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting and except for differences between estimated and actual vesting due to market performance conditions.

18. Provisions

A provision is recognised if, as a result of a past event, Nutreco has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are not recognised for future operating losses.

If the effect is material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the obligation. The increase in the provisions due to passage of time is recognised as interest expense.

18.1 Restructuring provision
A provision for restructuring is recognised when Nutreco has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

18.2 Legal claims
A provision for legal claims is recognised when the management has been able to reliably estimate the expected outcome of these claims. The provision is measured at the value of the received claims and a weighing of all possible outcomes against their associated probabilities.

19. Trade and other payables

Trade and other payables are stated at amortised cost using the effective interest method.

20. Revenue

20.1 Goods sold

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. The risks and rewards of ownership of animal nutrition, meat and fish feed are considered to be transferred to the buyer by delivery upon client acceptance. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods or continuing management involvement with the goods.

20.2 Government grants

Any government grant is recognised in the income statement as other income when there is reasonable assurance that it will be received and that Nutreco will comply with the conditions attached to it. In some countries compensation from the government is received for additions in property, plant and equipment. In these cases, the grants are deducted from the capitalised costs and are recognised in the income statement as a deduction on depreciation.

21. Expenses

21.1 Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

21.2 Net financing costs

Financial income comprises interest income on deposits, dividend income, interest income on available for sale financial assets and interest income on loans to related parties. Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income received from equity investments is recognised in the income statement on the date that the dividend is declared.

Financial expenses comprise interest expenses on borrowings, dividends on preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, financial lease expenses and losses on hedging instruments that are recognised in income statement (refer to accounting policy 7). All borrowing costs and the interest expenses component on finance lease payments are recognised in income statement using the effective interest rate method.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

22. Income tax

Income tax expense in the income statement for the year comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and Nutreco is able to control the reversal of the temporary difference. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets, including assets arising from loss carry-forwards, are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

23. Earnings per share

Nutreco presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of Nutreco by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

24. Segment reporting

A segment is a distinguishable component of Nutreco that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments (other than investment property) and related revenue, borrowings and related expenses, corporate assets (primarily Nutreco's headquarters) and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

IFRS 8, 'Operating segments' (effective from 1 January 2009) has been early adopted. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes.

25. Non-current assets and liabilities held for sale and discontinued operations

Non-current assets (or disposal groups comprising assets and liabilities) which are expected to be recovered principally through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement. Gains are not recognised in excess of any cumulative impairment loss.

A discontinued operation is a component of Nutreco's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

26. Cash flow statement

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euro at the date of the transaction (refer to accounting policy 5).

27. New IFRS as adopted by the EU not effective as from 1 January 2008

The following new IFRS standards and interpretations have been adopted by the IASB and have been endorsed by the EU. The effective date of these standards and interpretations is for Nutreco 1 January 2008.

(a) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods, but the Group has not early adopted them:

- IAS 23 (Amendment), 'Borrowing costs' (effective from 1 January 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. Nutreco will apply IAS 23 (Amended) from 1 January 2009 and is currently investigating the impact but does not believe this will have a material impact on the Company's consolidated financial statements.
- IFRIC 11, 'IFRS 2 – Group and treasury share transactions' requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group's 2008 consolidated financial statements. It is not expected to have any material impact.
- IFRIC 14, 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The impact is currently being investigated.

(b) Interpretations to existing standards that are not yet effective and are not expected to have an impact on the consolidated financial statements

The following interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods but are not expected to have an impact on the consolidated financial statements:

- IFRIC 12, 'Service concession arrangements' (effective from 1 January 2008). The interpretation is still subject to endorsement by the European Union. IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not expected to have an impact on the consolidated financial statements because none of the Group's companies provide services in the public sector.
- IFRIC 13, 'Customer loyalty programmes' (effective from 1 July 2008). The interpretation is still subject to endorsement by the European Union. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. IFRIC 13 is not expected to have an impact on the consolidated financial statements because none of the Group's companies operates any loyalty programmes.

28. Determination of fair values

(a) General

A number of Nutreco's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(b) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property, plant and equipment fixtures and fittings is based on the quoted market prices for similar items or is based on the appraisals of an external assessor.

(c) Intangible assets

The fair value of brands acquired in a business combination is based on 'relief from royalty' method. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(d) Biological assets

The fair value of biological assets is based on discounted cash flows expected to be derived from the sale of the biological assets.

(e) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(f) Other investments

The fair value of financial assets at fair value through the income statement, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(g) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(h) Derivative financial instruments

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on interbank interest rates).

The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counter parties.

(i) Non-derivative financial instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(j) Share-based payments

The fair value of the share option plan is measured using a binomial lattice model. The fair value of performance shares and options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining the fair value.

(2) Reconciliation consolidated income statement

The reconciliation between continuing and discontinued operations is as follows:

(EUR x million)	2007			2006			
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Elimination	Total
Revenue	**4,021.1**	**31.7**	**4,052.8**	**3,031.3**	**93.6**	**-**	**3,124.9**
Raw materials and consumables used	-3,174.1	-17.3	-3,191.4	-2,321.3	-53.3	-	-2,357.3
Changes in fair value of biological assets	1.3	0.1	1.4	-1.2	-0.1	-	-1.3
Changes in inventories of finished goods and work in progress	19.2	0.6	19.8	14.2	0.6	-	14.8
Gross margin	**867.5**	**15.1**	**882.6**	**723.0**	**40.8**	**-**	**763.8**
Other operating income	16.3	20.6	36.9	20.9	385.2	-	406.1
Personnel costs	-368.3	-9.1	-377.4	-307.7	-24.7	-	-332.4
Depreciation and amortisation expenses	-48.1	-1.0	-49.1	-42.2	-2.4	-	-44.6
Impairment of long-lived assets	-1.2	-	-1.2	-0.2	-	-	-0.2
Other operating expenses	-317.2	-13.3	-330.5	-280.5	-27.7	-	-308.2
Operating result	**149.0**	**12.3**	**161.3**	**113.3**	**371.2**	**-**	**484.5**
Financial income	12.2	-	12.2	19.4	0.1	-3.4	16.1
Financial expenses	-21.9	-0.5	-22.4	-19.3	-3.5	3.4	-19.4
Foreign exchange result	-0.4	-	-0.4	7.5	-	-	7.5
Net financing costs	**-10.1**	**-0.5**	**-10.6**	**7.6**	**-3.4**	**-**	**4.2**
Share in results of associates	0.8	-0.2	0.6	0.5	46.9	-	47.4
Result before tax	**139.7**	**11.6**	**151.3**	**121.4**	**414.7**	**-**	**536.1**
Income tax expense	-26.4	-4.2	-30.6	-16.1	0.5	-	-15.6
Total result for the period	**113.3**	**7.4**	**120.7**	**105.3**	**415.2**	**-**	**520.5**
Attributable to:							
Equity holders of Nutreco	111.2	7.4	118.6	104.2	415.3	-	519.5
Minority interest	2.1	-	2.1	1.1	-0.1	-	1.0

Other operating income of discontinued operations includes the gain on the sale of discontinued operations.

(3) Segment reporting

Nutreco has structured its organisation in three segments: 'animal nutrition', 'fish feed' and 'meat and other'. The segment 'animal nutrition' is based on the businesses 'compound feed Europe', 'premix and speciality feed' and 'animal nutrition Canada'. The segment 'meat and other' mainly refers to the poultry and pork production chains in Spain. In presenting information on the basis of geographical segments, revenue is based on the geographical location of destination. Assets are based on the geographical location of the assets.

Primary segments

(EUR x million)	Revenue third parties		Intersegment revenue		Total revenue		Operating result	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Animal nutrition								
Compound feed Europe	1,031.8	770.5	282.4	229.4	1,314.2	999.9	37.0	24.8
Premix & speciality feed	749.2	551.7	75.0	61.8	824.2	613.5	37.2	27.0
Animal nutrition Canada	167.5		7.8		175.3		6.5	
Total animal nutrition	**1,948.5**	**1,322.2**	**365.2**	**291.2**	**2,313.7**	**1,613.4**	**80.7**	**51.8**
Fish feed	**1,192.9**	**990.8**	**8.4**	**5.0**	**1,201.3**	**995.8**	**70.2**	**67.0**
Meat & other	**879.7**	**718.3**	**0.9**	**0.5**	**880.6**	**718.8**	**21.8**	**15.3**
Eliminations	**-**	**-**	**-379.8**	**-301.9**	**-379.8**	**-301.9**	**-**	**-**
Unallocated	**-**	**-**	**5.3**	**5.2**	**5.3**	**5.2**	**-23.7**	**-20.8**
Continuing operations	**4,021.1**	**3,031.3**	**-**	**-**	**4,021.1**	**3,031.3**	**149.0**	**113.3**
Discontinued operations	**31.7**	**93.6**	**-**	**-**	**31.7**	**93.6**	**12.3**	**371.2**
Consolidated	**4,052.8**	**3,124.9**	**-**	**-**	**4,052.8**	**3,124.9**	**161.3**	**484.5**

(EUR x million)	Net financing costs		Share in results of associates		Income tax expense		Total result for the period	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Continuing operations	-10.1	7.6	0.8[1]	0.5[1]	-26.4	-16.1	113.3	105.3
Discontinued operations	-0.5	-3.4	-0.2	46.9	-4.2	0.5	7.4	415.2
Consolidated	**-10.6**	**4.2**	**0.6**	**47.4**	**-30.6**	**-15.6**	**120.7**	**520.5**

1 See note 15.

(EUR x million)	Assets		Associates		Total assets		Liabilities		Total capital expenditure of PPE and intangible assets	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Animal nutrition										
Compound feed Europe	264.1	206.4	-	-	264.1	206.4	225.6	172.6	14.2	14.5
Premix & speciality feed	432.6	311.0	1.4	2.1	434.0	313.1	221.8	185.2	9.4	7.1
Animal nutrition Canada	304.8		4.1		308.9		50.3		2.2	
Total animal nutrition	**1,001.5**	**517.4**	**5.5**	**2.1**	**1,007.0**	**519.5**	**497.7**	**357.8**	**25.8**	**21.6**
Fish feed	**501.5**	**472.6**	**-**	**-**	**501.5**	**472.6**	**233.5**	**396.9**	**38.8**	**21.5**
Meat & other	**312.8**	**175.2**	**11.4**	**-**	**324.2**	**175.2**	**122.0**	**101.7**	**14.0**	**11.3**
Unallocated	159.8	553.6	-	-	159.8	553.6	488.1	178.7	1.5	0.6
Continuing operations	**1,975.6**	**1,718.8**	**16.9**	**2.1**	**1,992.5**	**1,720.9**	**1,341.3**	**1,035.1**	**80.1**	**55.0**
Discontinued operations	-	-	-	-	-	-	-	-	0.1	1.6
Classified as held for sale	-	78.2	-	-	-	78.2	-	14.4	-	-
Consolidated	**1,975.6**	**1,797.0**	**16.9**	**2.1**	**1,992.5**	**1,799.1**	**1,341.3**	**1,049.5**	**80.2**	**56.6**

(EUR x million)	Total depreciation and amortisation		Restructuring costs		Non-cash expenses other than depreciation and amortisation	
	2007	2006	2007	2006	2007	2006
Animal nutrition						
Compound feed Europe	-10.2	-9.9	-2.6	-5.8	-0.6	5.1
Premix & speciality feed	-8.8	-7.2	-5.3	-1.2	3.2	-1.8
Animal nutrition Canada	-4.7				0.2	
Total Animal nutrition	**-23.7**	**-17.1**	**-7.9**	**-7.0**	**2.8**	**3.3**
Fish feed	**-15.1**	**-17.4**	**-1.2**	**-**	**1.2**	**-0.5**
Meat & other	**-8.0**	**-6.2**	**-0.8**	**-7.2**	**0.6**	**2.6**
Unallocated	-1.3	-1.5	-1.2	-0.7	-8.4	-3.0
Continuing operations	**-48.1**	**-42.2**	**-11.1**	**-14.9**	**-3.8**	**2.4**
Discontinued operations	-1.0	-2.4	-	-8.4	-	7.9
Consolidated	**-49.1**	**-44.6**	**-11.1**	**-23.3**	**-3.8**	**10.3**

Secondary segments

(EUR x million)	Revenue third parties (destination)		Assets		Total capital expenditure of PPE and intangible assets	
	2007	2006	2007	2006	2007	2006
Netherlands	565.2	435.8	349.0	422.9	6.8	9.1
Spain	1,079.7	869.2	354.1	307.5	22.0	21.0
Norway	462.2	329.2	157.3	153.5	24.0	8.5
United Kingdom	166.4	141.3	85.0	56.8	1.7	2.2
Belgium	221.3	155.9	148.0	343.7[1]	2.6	0.8
Chile	247.0	226.1	103.8	115.1	6.6	5.8
Canada	258.7	72.1	419.8	54.2	4.0	2.1
Germany	223.8	91.2	43.0	29.2	1.3	0.6
USA	123.7	87.4	95.6	46.9	2.2	1.3
Japan	42.3	38.9	26.0	27.4	-	-
Italy	86.3	68.2	67.2	58.1	2.0	2.0
Australia	36.9	29.9	38.7	35.2	2.1	0.5
Other countries	507.6	486.1	105.0	148.6	4.9	2.7
Total	**4,021.1**	**3,031.3**	**1,992.5**	**1,799.1**	**80.2**	**56.6**

(4) Discontinued operations and divestments

Discontinued operations as presented in the consolidated income statement for 2007 consist of the following operations sold in 2007:

- Euribrid, breeding activities
- L&K Karlsen Holding, fish farm activities in Norway
- Trouw Nutrition France

Euribrid

On 24 January 2007, Nutreco signed a memorandum of understanding to divest its animal breeding business ('Euribrid') to Hendrix Genetics B.V. Euribrid was classified as held for sale as at 31 December 2006. On 4 June 2007 Nutreco and Hendrix Genetics completed the sale of Euribrid including its related Animal Breeding Research Centre. The sales price amounting to EUR 47.5 million has been received for EUR 20.5 million in cash. For the remaining part (EUR 27.0 million) a 5% interest loan is granted which will be repaid in five years.

L&K Karlsen Holding

After the sale in September 2006 of the 56% share in Hydrotech Gruppen, a company with fish farming activities, held by subsidiary L&K Karlsen Holding ('L&K'), Nutreco has signed on 18 January 2007 an agreement with Leroy Seafood Group ASA to sell its 34% interest in L&K Karlsen Holding. At 31 December 2006, L&K was classified as held for sale. Financial settlement hereof took place on 22 January 2007. The selling price amounted to EUR 3.6 million and has been received in cash.

The result after tax from discontinued operations amounts to EUR -0.2 million, consisting of the share in result after tax for the financial year 2007.

1 Including cash deposits.

Trouw Nutrition France

As of 2 January 2007 the assets classified as held for sale as of 31 December 2006 have been sold for a sales price amounting to EUR 3.7 million.

Financial results discontinued operations

The financial results attributable to the discontinued operations were as follows:

(EUR x million)	2007	2006
Results of discontinued operations		
Revenue	31.7	93.6
Expenses	-26.3	-101.6
Operating result from discontinued operations	**5.4**	**-8.0**
Financial income	-	0.1
Financial expenses	-	-3.5
Foreign exchange result	-	-
Net financing costs	**-**	**-3.4**
Share in results of associates	-0.2	28.4
Income tax expense	-1.4	-0.5
Operating result from discontinued operations, net of tax	**3.8**	**16.5**
Gain on sale of discontinued operations	6.4	397.7
Income tax on gain on sale of discontinued operations	-2.8	1.0
Gain on sale of discontinued operations, net of tax	**3.6**	**398.7**
Total result for the period from discontinued operations	**7.4**	**415.2**
Basic earnings per share from discontinued operations (EUR)	0.22	12.14
Diluted earnings per share from discontinued operations (EUR)	0.22	12.14
Cash flows from discontinued operations		
Net cash from operating activities	24.2	-3.0
Net cash from/(used in) investing activities	9.6	1,007.1
Net cash from financing activities	-	4.5
Net cash from/(used in) discontinued operations	33.8	1,008.6

In the results from discontinued operations, net of tax in 2007, an amount of EUR 5.9 million relates to discontinued operations of 2006 and 2005.

The gain on sale of discontinued operations, net of tax for 2006, amounting to EUR 398.7 million relates to the divestment of Marine Harvest (EUR 380.2 million) and Hydrotech Gruppen (EUR 18.5 million).

In the results from discontinued operations in 2006, an amount of EUR -0.2 million relates to discontinued operations of 2004 and 2005.

Assets and liabilities held for sale

The assets and liabilities classified as held for sale, amounting to EUR 78.2 million and EUR 14.4 million respectively, as presented in the balance sheet as at 31 December 2006 were related to Euribrid, L&K Karlsen Holding and Trouw Nutrition France. As a consequence of the operations sold in 2007 as described in note 4, no assets and liabilities are classified as held for sale at 31 December 2007.

The 2006 assets and liabilities can be specified as follows:

(EUR x million)

Assets classified as held for sale	
Property, plant and equipment	17.9
Intangible assets	7.7
Investments in associates	25.2
Other investments	0.1
Biological assets	8.6
Inventories	2.5
Trade and other receivables	16.2
	78.2
Liabilities classified as held for sale	
Employee benefits	0.7
Trade and other payables	13.7
	14.4

(6) Acquisitions

Acquisitions

In 2007, Nutreco acquired or increased its participation in the following companies:

a) On 20 July 2007, Nutreco acquired all of the assets of Maple Leaf Animal Nutrition, part of a Canadian company, Maple Leaf Foods, in the animal nutrition business for EUR 358.2 million (incl. the aquafeed business) in cash. The generated goodwill in this transaction amounted to EUR 109.1 million. The acquired business employs over 1,200 people and operates a world-class research and development facility and 17 feed manufacturing facilities across Canada and one in New York State. This acquisition gives Nutreco a strong position in the Canadian animal nutrition market and also the opportunity to extend further in North America.

In the period from the acquisition date until 31 December 2007 the subsidiary contributed an operating result before amortisation of intangible assets of EUR 11.9 million on total revenues of EUR 208.6 million. If the acquisition had occurred on 1 January 2007, management estimates that revenue would have been EUR 500 million and the consolidated operating result before amortisation of intangible assets for the period would have been EUR 35 million.

The Canadian competition authorities required Nutreco to sell at the transaction date directly the Aqua Feed business of Maple Leaf Animal Nutrition to a third party. The total divestment proceeds amounted to EUR 11.1 million of which EUR 6.3 million has been received in cash. For the remaining EUR 4.8 million Nutreco received a promissory note.

b) In the period 30 June until 31 October 2007, Nutreco acquired the assets and the liabilities of the animal feed blends, premix and base mix business of BASF in Poland, Italy, United States, United Kingdom, Mexico, Guatemala, China and Indonesia for EUR 32.8 million in cash. In this transaction a negative goodwill was realised, which was recognised in the income statement. The negative goodwill is the result of the difference between the valuation of the acquired assets at fair value and the agreed purchase price paid to BASF.

In the period from the acquisition date till 31 December 2007, the acquired businesses contributed an operating result before amortisation of intangible assets and exceptional items of EUR 1.5 million. If the acquisition had occurred on 1 January 2007, management estimates that revenue would have been EUR 190 million and consolidated an operating result before amortisation of intangible assets and exceptional items for the period would have been around EUR 5 million.

c) In November 2007, Nutreco acquired 51% of the shares of a new joint venture that acquired the animal nutrition activities of Interkim in Turkey for EUR 0.7 million in cash. The goodwill of EUR 0.4 million is attributable to the synergies expected to arise after the Group's acquisition of the animal nutrition activities.

In the period from the acquisition date till 31 December 2007 the subsidiary contributed revenues of EUR 3.0 million and an operating result of EUR 0.1 million. If the acquisition had occurred on 1 January 2007, management estimates that revenue would have been EUR 13 million and the operating result would have been EUR 0.7 million.

The estimated revenues and operating profits from the acquired subsidiaries have been calculated using the Group's accounting policies and by adjusting the result of the subsidiary to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 January 2007, together with the consequential tax effects.

The net assets and liabilities at acquisition date (in total) in 2007 are as follows:

(EUR x million)	Nutreco Canada			Animal nutrition BASF			Interkim			Total		
	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts
Property plant and equipment	91.6	37.9	53.7	23.5	11.0	12.5	1.3	-	1.3	116.4	48.9	67.5
Intangible assets	112.0	112.0	-	6.9	6.4	0.5	-	-	-	118.9	118.4	0.5
Investments in associates	13.4	6.7	6.7	-	-	-	-	-	-	13.4	6.7	6.7
Other investments	2.2	-	2.2	-	-	-	-0.2	-0.2	-	2.0	-0.2	2.2
Inventories	18.2	-	18.2	14.8	-0.1	14.9	1.0	-	1.0	34.0	-0.1	34.1
Biological assets	4.3	-	4.3	-	-	-	-	-	-	4.3	-	4.3
Deferred tax assets	0.4	-	0.4	-	-	-	-	-	-	0.4	-	0.4
Trade and other receivables	51.1	-	51.1	12.9	-	12.9	0.2	-	0.2	64.2	-	64.2
Cash and cash equivalents	-	-	-	2.8	-	2.8	-	-	-	2.8	-	2.8
Minority interest	-	-	-	-	-	-	-0.6	-	-0.6	-0.6	-	-0.6
Interest-bearing borrowings	-3.4	-	-3.4	-	-	-	-	-	-	-3.4	-	-3.4
Provisions	-1.6	-	-1.6	-	-	-	-	-	-	-1.6	-	-1.6
Employee benefits	-4.2	-	-4.2	-1.3	-	-1.3	-	-	-	-5.5	-	-5.5
Deferred tax liability	-2.3	-2.3	-	-4.9	-4.1	-0.8	-	-	-	-7.2	-6.4	-0.8
Income tax liability	-0.3	-	-0.3	-	-	-	-	-	-	-0.3	-	-0.3
Trade and other payables	-28.2	-	-28.2	-11.1	0.8	-11.9	-1.2	-	-1.2	-40.5	0.8	-41.3
Net identifiable assets and liabilities	**253.2**	**154.3**	**98.9**	**43.6**	**14.0**	**29.6**	**0.5**	**-0.2**	**0.7**	**297.3**	**168.1**	**129.2**
Goodwill on acquisitions	109.1	-	-	-	-	-	0.4	-	-	109.5	-	-
Negative goodwill on acquisitions	-	-	-	-5.6	-	-	-	-	-	-5.6	-	-
Consideration paid	**362.3**	**-**	**-**	**38.0**	**-**	**-**	**0.9**	**-**	**-**	**401.2**	**-**	**-**
Cash acquired	-	-	-	-2.8	-	-	-	-	-	-2.8	-	-
Net cash outflow	**362.3**	**-**	**-**	**35.2**	**-**	**-**	**0.9**	**-**	**-**	**398.4**	**-**	**-**
Purchase consideration	358.2	-	-	32.8	-	-	0.7	-	-	391.7	-	-
Transaction costs	4.1	-	-	2.4	-	-	0.2	-	-	6.7	-	-

The net assets and liabilities at acquisition date (in total) in 2006 were as follows:

(EUR x million)	Sloten			Other acquisitions			Total		
	Recognised values	**Fair value adjustments**	**Carrying amounts**	**Recognised values**	**Fair value adjustments**	**Carrying amounts**	**Recognised values**	**Fair value adjustments**	**Carrying amounts**
Property plant and equipment	13.6	-3.8	17.4	0.6	-	0.6	14.2	-3.8	18.0
Intangible assets	0.9	0.9	-	-	-	-	0.9	0.9	-
Other investments	-	-	-	0.1	-	0.1	0.1	-	0.1
Biological assets	0.1	-	0.1	-	-	-	0.1	-	0.1
Inventories	6.2	0.2	6.0	1.7	-	1.7	7.9	0.2	7.7
Deferred tax assets	0.3	0.1	0.2	0.1	-	0.1	0.4	0.1	0.3
Trade and other receivables	16.6	-	16.6	1.5	-	1.5	18.1	-	18.1
Cash and cash equivalents	0.9	-	0.9	3.2	-	3.2	4.1	-	4.1
Interest-bearing loans and borrowings	-7.2	-	-7.2	-0.1	-	-0.1	-7.3	-	-7.3
Employee benefits	-1.6	-	-1.6	-	-	-	-1.6	-0.4	-1.2
Provisions	-0.1	-	-0.1	-	-	-	-0.1	-	-0.1
Deferred tax liability	-2.4	0.9	-3.3	-	-	-	-2.4	0.9	-3.3
Trade and other payables	-9.3	-	-9.3	-5.6	-	-5.6	-14.9	-	-14.9
Net identifiable assets and liabilities	**18.0**	**-1.7**	**19.7**	**1.5**	**-**	**1.5**	**19.5**	**-2.1**	**21.6**
Goodwill on acquisitions	-	-	-	5.3	-	-	5.3	-	-
Negative goodwill on acquisitions	-1.3	-	-	-	-	-	-1.3	-	-
Consideration paid (in cash)	**16.7**	**-**	**-**	**6.8**	**-**	**-**	**23.5**	**-**	**-**
Cash acquired	-0.9	-	-	-3.2	-	-	-4.1	-	-
Net cash outflow	**15.8**	**-**	**-**	**3.6**	**-**	**-**	**19.4**	**-**	**-**

See note 30 for disclosure regarding the business combinations that took place after the balance sheet date but before the approval of these consolidated financial statements.

Acquisition of minority interest

In June 2007, Nutreco acquired the remaining 40% interest in Tenusa Trouw Nutrition Mexico for an amount of EUR 8.8 million in cash. With the acquisition in 2005, of the 60% stake in the family-owned Mexican premix and speciality feed company Tenusa, parties agreed that Nutreco would gain full ownership within a defined period. The company had already been fully consolidated into the Nutreco Group figures as Nutreco had full management control from the start of the venture. The carrying amount of Tenusa's net assets in the consolidated financial statements on the date of acquisition was EUR 6.6 million. Nutreco recognised an increase in goodwill of EUR 1.1 million.

The net assets and liabilities including acquisition of minority interest at acquisition date are as follows:

(EUR x million)	Tenusa Mexico			Acquisitions subsidiaries			Total acquisition		
	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts
Property plant and equipment	1.1	1.1	-	116.4	48.9	67.5	117.5	50.0	67.5
Intangible assets	0.5	0.5	-	118.9	118.4	0.5	119.4	118.9	0.5
Investments in associates	-	-	-	13.4	6.7	6.7	13.4	6.7	6.7
Other investments	-	-	-	2.0	-0.2	2.2	2.0	-0.2	2.2
Inventories	-	-	-	34.0	-0.1	34.1	34.0	-0.1	34.1
Biological assets	-	-	-	4.3	-	4.3	4.3	-	4.3
Deferred tax assets	-	-	-	0.4	-	0.4	0.4	-	0.4
Trade and other receivables	-	-	-	64.2	-	64.2	64.2	-	64.2
Cash and cash equivalents	-	-	-	2.8	-	2.8	2.8	-	2.8
Minority interest	-	-	-	-0.6	-	-0.6	-0.6	-	-0.6
Interest-bearing borrowings	-	-	-	-3.4	-	-3.4	-3.4	-	-3.4
Provisions	-	-	-	-1.6	-	-1.6	-1.6	-	-1.6
Employee benefits	-	-	-	-5.5	-	-5.5	-5.5	-	-5.5
Deferred tax liability	-0.5	-0.5	-	-7.2	-6.4	-0.8	-7.7	-6.9	-0.8
Income tax liability	-	-	-	-0.3	-	-0.3	-0.3	-	-0.3
Trade and other payables	6.6	-	6.6	-40.5	0.8	-41.3	-33.9	0.8	-34.7
Net identifiable assets and liabilities	**7.7**	**1.1**	**6.6**	**297.3**	**168.1**	**129.2**	**305.0**	**169.2**	**135.8**
Goodwill on acquisitions	1.1	-	-	109.5	-	-	110.6	-	-
Negative goodwill on acquisitions	-	-	-	-5.6	-	-	-5.6	-	-
Consideration paid	**8.8**	-	-	**401.2**	-	-	**410.0**	-	-
Cash acquired	-	-	-	-2.8	-	-	-2.8	-	-
Net cash outflow	**8.8**	-	-	**398.4**	-	-	**407.2**	-	-
Purchase consideration	8.8	-	-	391.7	-	-	400.5	-	-
Transaction costs	-	-	-	6.7	-	-	6.7	-	-

(7) Other operating income

(EUR x million)	2007	2006
Negative goodwill released directly in income statement	5.6	1.3
Release of trade receivable provisions, not utilised	4.9	2.9
Release of provisions, not utilised	3.5	5.2
Claim settlements	0.3	1.3
Government grants	0.3	2.0
Gain on sale of property, plant and equipment and intangible assets	0.9	6.7
Other	0.8	1.5
Total	**16.3**	**20.9**

Negative goodwill of EUR 5.6 million relates to the acquisition of the premix activities of BASF in 2007. In 2006 the negative goodwill of EUR 1.3 million relates to the acquisition of premix activities in the Netherlands (Sloten).

With regard to government grants amounting to EUR 0.3 million (2006: EUR 2.0 million), no repayment obligation exists. Included in other operating income is the release of the trade receivable provision whereas in note 9 the expense of that provision is taken into account. The complete trade receivable provision is disclosed in note 20.

(8) Personnel costs

(EUR x million)	**2007**	**2006**
Wages and salaries	226.0	192.0
Compulsory social security contributions	54.2	47.6
Third-party staff	37.9	29.1
Pension costs	14.6	13.6
Pension benefits	-0.7	-4.3
Increase in liability for long-term service obligations	0.3	0.2
Expense arising from long-term award plan	-	1.1
Expense arising from performance options	-	0.6
Expense arising from performance shares	2.9	2.1
Expense arising from employee share participation plan	0.1	0.1
Other personnel costs (e.g. accrued bonuses and wages)	33.0	25.6
Total	**368.3**	**307.7**

The increase in personnel costs is for EUR 22 million effected by the acquisitions of Nutreco Canada and BASF.

Personnel costs include for an amount of EUR 4.5 million (2006: EUR 2.4 million) restructuring expenses. The remaining part of restructuring expenses of EUR 6.6 million (2006: EUR 12.5 million) is accounted for as other operating expenses. See notes 3 and 25.

(Average) number of employees

Breakdown by country of the (average) number of permanent employees in FTEs:

	2007	2006
Netherlands	985	937
Spain	2,996	2,948
Chile	511	447
Norway	277	270
Belgium	169	176
United Kingdom	255	221
Canada	652	114
Germany	186	176
USA	150	118
China	630	485
Mexico	229	223
Poland	177	140
Other countries	706	600
Average number of employees	**7,923**	**6,855**
Number of employees at 31 December	**9,090**	**7,405**

(9) Other operating expenses

(EUR x million)	2007	2006
Provisions	15.5	22.0
Provision on trade receivables	8.8	3.9
Energy & utility	53.6	43.4
Rent & lease	23.0	16.6
Maintenance & repair	42.8	32.9
Insurance	9.7	9.2
Information technology	9.7	7.3
Communication	6.7	5.6
Advertising & promotion	16.4	14.2
Consultancy	33.4	27.4
Travel	20.7	15.5
Freight costs	36.0	40.8
Audit fees KPMG	3.1	2.3
Other	37.8	39.4
Total	**317.2**	**280.5**

The increase in other operating expenses is effected by the acquisition of Nutreco Canada for EUR 15.5 million.

Included in provisions is the addition to the restructuring provision for an amount of EUR 6.6 million (2006: EUR 12.9 million).

Included in other operating expenses is the addition to the trade receivable provision whereas in note 7 the release of that provision is disclosed.

Research and development expenses for continuing operations amounted to EUR 17.7 million (2006: EUR 15.2 million) and are included in several of the above categories.

Audit fees KPMG

(EUR x million)	2007	2006
Audit fees	2.3	1.6
Audit-related fees	0.6	0.5
Tax fees	0.1	0.2
Other	0.1	-
Total	**3.1**	**2.3**

The increase of the audit fee compared to prior year is mainly due to the recent acquisitions of Nutreco Canada and BASF.

(10) Net financing costs

Recognised in profit or loss

(EUR x million)	2007	2006
Interest on deposits	9.9	14.4
Other interest income	2.3	5.0
Financial income	**12.2**	**19.4**
Interest expense on syndicated loan	-5.5	-1.9
Interest expense on private placement	-7.0	-7.4
Dividend expense on cumulative preference shares	-4.5	-4.5
Interest expense on short-term loans and bank overdrafts	-3.5	-4.2
Other expenses	-1.4	-1.3
Financial expenses	**-21.9**	**-19.3**
Foreign exchange gains/(losses)	-0.4	-0.6
Release translation reserve	-	8.1
Foreign exchange result	**-0.4**	**7.5**
Net financing costs	**-10.1**	**7.6**

Net financing costs increased, resulting in a EUR 10.1 million cost (2006: EUR 7.6 million revenue), mainly due to reduced cash deposits subsequently to the acquisitions and the capital remittance, and due to a release of the translation reserve in 2006.

Financial income decreased to EUR 12.2 million (2006: EUR 19.4 million), mainly due to lower cash deposits.

Financial expenses increased to EUR 21.9 million (2006: EUR 19.3 million), mainly as a consequence of increased interest-bearing debt. Financial expenses include the dividend payable of EUR 4.5 million (2006: EUR 4.5 million) on the cumulative preference shares.

The foreign exchange result amounts to EUR -0.4 million (2006: EUR 7.5 million, including a release of the translation reserve of EUR 8.1 million that relates to the repayment of a loan to one of Nutreco's operating companies).

(11) Income tax expense

In 2007, the income tax expense from continuing operations amounted to EUR 26.4 million (2006: EUR 16.1 million). The components of taxation on income are:

(EUR x million)	2007	2006
Current tax expense		
Current tax this year	-11.0	-28.5
Adjustments for prior years	0.4	1.0
	-10.6	**-27.5**
Deferred tax expense		
Origination and reversal of temporary differences	-20.3	3.2
Benefit of losses recognised	3.8	10.1
Change in tax rate	0.7	-1.9
	-15.8	**11.4**
Total income tax expense in income statement	**-26.4**	**-16.1**

The benefit of losses recognised in 2007 is mainly caused by recognition of previously unrecognised losses in the Netherlands. The benefit of losses recognised in 2006 is caused by losses that largely arose in conjunction with the one-off disentanglement effects of Marine Harvest.

Reconciliation of the weighted average statutory income tax rate as a percentage of result before taxes and the effective tax rate is as follows:

(EUR x million)	2007		2006	
Total result before taxes	139.7		121.3	
Total income tax expenses	-26.4		-16.1	
Total result for the period after taxes	**113.3**		**105.2**	
Weighted average income tax	**-42.0**	**30.1%**	**-39.4**	**32.5%**
Tax effect of:				
- Change in valuation:				
• Utilisation of previously unrecognised tax losses	0.1	0.0%	-	0.0%
• Recognition of previously unrecognised tax losses	3.8	-2.7%	2.3	-1.9%
• New loss carry-forwards not expected to be realised	-0.4	0.3%	-1.2	1.0%
- Non-taxable income (including share in result non-consolidated)	-	0.0%	3.8	-3.2%
- Non-tax-deductible expenses	-3.0	2.1%	-4.8	3.9%
- Tax incentives and other	15.1	-10.9%	23.2	-19.1%
Effective income tax	**-26.4**	**18.9%**	**-16.1**	**13.3%**

The weighted average tax rate is based on the statutory corporate income tax rates applicable in 2007 in the various countries. The nominal rates vary from 10% (Ireland) to 40% (Japan); for 2006 the variance in rates was the same. In the reconciliation of the weighted average effective tax rate, the share in results of associates is included.

The effective tax rate in 2007 is mainly impacted by tax incentives in Belgium (notional interest deduction) and the Netherlands (participation exemption), recognition of previously unrecognised tax losses in the Netherlands and tax refunds from prior years in Italy and Canada.

The effective tax rate in 2006 is mainly impacted by tax incentives in Belgium (notional interest deduction) and the Netherlands (participation exemption) as well as recognition of previously unrecognised tax losses in Canada.

The income tax recognised in equity of EUR -1.7 million (2006: EUR 0.9 million) mainly represents the tax effect on goodwill.

(12) Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at 31 December 2007 was based on the total result for the period attributable to equity holders of Nutreco of EUR 118.6 million (2006: EUR 519.5 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2007 of (x 1,000) 34,317 (2006: 34,209 x 1,000), calculated as follows:

(x 1,000 shares)	2007	2006
Number of ordinary shares at 1 January	**33,906**	**34,528**
Average effect of conversion of share options	83	531
Average effect of repurchase of shares	-205	-1,903
Average effect of shares issued in March[1]	12	10
Average effect of shares issued in April, stock dividend	-	643
Average effect of shares issued in May, stock dividend	345	-
Average effect of shares issued in July, stock dividend	58	252
Average effect of shares issued in August, stock dividend	118	111
Average effect of shares issued in September, stock dividend	-	37
Weighted average number of ordinary shares at 31 December	**34,317**	**34,209**

The calculation of the diluted earnings per ordinary share is based on (x 1,000) 34,331 (2006: 34,226 x 1,000) shares, taking into account the exercise of outstanding share options.

(x 1,000 shares)	2007	2006
Weighted average number of ordinary shares at 31 December	**34,317**	**34,209**
Effect of share options outstanding	14	17
Weighted average number of ordinary shares (diluted) at 31 December	**34,331**	**34,226**

The average market value of Nutreco's shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

1 As a result of the employee share participation scheme, see also note 24.

	2007	2006
Continuing operations		
Basic earnings per ordinary share for continuing operations (EUR)	3.24	3.05
Diluted earnings per ordinary share for continuing operations (EUR)	3.24	3.04
Basic earnings per share for continuing operations before impairment of goodwill (EUR)	3.24	3.05
Basic earnings per share for dividend calculation (EUR)	3.65	3.56
Average number of shares outstanding during the year (x 1,000)	34,317	34,209
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)	34,331	34,226
Number of ordinary shares outstanding as at 31 December (x 1,000)	34,256	33,906
Discontinued operations (EUR)		
Basic earnings per share for discontinued operations	0.22	12.14
Diluted earnings per share for discontinued operations	0.22	12.14
Basic earnings per share for discontinued operations before impairment of goodwill and gain on sale of discontinued operations	0.11	0.48
Key figures per share (EUR)		
Basic earnings per share	3.46	15.19
Diluted earnings per share	3.46	15.18
Basic earnings per share before impairment of goodwill and gain on sale of discontinued operations	3.35	3.53

(15) Property, plant and equipment

(EUR x million)	Land & buildings	Machinery & equipment	Other	Under construction	Total
Cost					
Balance at 1 January 2006	**288.1**	**549.5**	**75.8**	**18.5**	**931.9**
Capital expenditure	10.1	18.4	3.9	19.0	51.4
Disposals	-11.0	-19.8	-5.2	-	-36.0
Acquisitions through business combinations	14.3	12.6	3.9	0.2	31.0
Transfer to intangible assets	-	-	-0.8	-	-0.8
Transfer to assets classified as held for sale	-28.8	-16.2	-6.9	-0.1	-52.0
Effect of movement in foreign exchange rates	-6.9	-9.3	-1.4	-0.7	-18.3
Balance at 31 December 2006	**265.8**	**535.2**	**69.3**	**36.9**	**907.2**
Balance at 1 January 2007	**265.8**	**535.2**	**69.3**	**36.9**	**907.2**
Capital expenditure	10.2	40.8	7.6	18.4	77.0
Disposals	-0.9	-5.5	-1.9	-	-8.3
Acquisitions through business combinations	56.9	56.1	2.4	2.1	117.5
Effect of movement in foreign exchange rates	-2.1	-1.2	-0.8	-0.7	-4.8
Balance at 31 December 2007	**329.9**	**625.4**	**76.6**	**56.7**	**1,088.6**
Accumulated depreciation and impairment losses					
Balance at 1 January 2006	**-155.1**	**-420.8**	**-69.0**	**-**	**-644.9**
Disposals	8.3	19.8	4.2	-	32.3
Acquisitions through business combinations	-5.0	-9.0	-2.8	-	-16.8
Impairment charges continuing operations	-0.1	-0.1	-	-	-0.2
Depreciation continuing operations	-7.4	-28.0	-4.4	-	-39.8
Depreciation discontinued operations	-1.1	-0.8	-0.5	-	-2.4
Transfer to intangible assets	-	-	0.8	-	0.8
Transfer to assets classified as held for sale	15.2	13.3	5.6	-	34.1
Effect of movement in foreign exchange rates	2.8	7.3	0.9	-	11.0
Balance at 31 December 2006	**-142.4**	**-418.3**	**-65.2**	**-**	**-625.9**
Balance at 1 January 2007	**-142.4**	**-418.3**	**-65.2**	**-**	**-625.9**
Impairment charges continuing operations	-0.3	-0.9	-	-	-1.2
Depreciation continuing operations	-8.3	-28.9	-4.7	-	-41.9
Disposals	0.4	4.7	1.9	-	7.0
Effect of movement in foreign exchange rates	0.9	1.0	0.4	-	2.3
Balance at 31 December 2007	**-149.7**	**-442.4**	**-67.6**	**-**	**-659.7**
Carrying amount at 1 January 2006	**133.0**	**128.7**	**6.8**	**18.5**	**287.0**
Carrying amount at 31 December 2006	**123.4**	**116.9**	**4.1**	**36.9**	**281.3**
Carrying amount at 1 January 2007	**123.4**	**116.9**	**4.1**	**36.9**	**281.3**
Carrying amount at 31 December 2007	**180.2**	**183.0**	**9.0**	**56.7**	**428.9**

The amortisation is allocated to the depreciation and amortisation expenses of the income statement. The impairment loss is recognised in impairment long-lived assets.

The impairment of EUR 1.2 million relates to the revaluation of the long-lived assets of BASF Poland (2006: EUR 0.2 million).

Assets under construction

During 2006 Nutreco acquired land with the intention of constructing a new factory on the site. These costs are capitalised as assets under construction and included in the amount as at year-end 2007 EUR 56.7 million (2006: EUR 36.9 million). The total capitalised costs amount to EUR 13.8 million (2006: EUR 0.0 million) and are included in the assets under construction.

At year end 2007 the Company has committed EUR 3.8 million (2006: EUR 7.9 million) for future investments in property, plant and equipment.

There are no property, plant and equipment pledged as security for liabilities.

(14) Intangible assets

(EUR x million)	Goodwill	Concessions and licenses	Development costs	Software	Brand	Customer related	Total
Cost							
Balance at 1 January 2006	**101.5**	**12.2**	**0.6**	**9.7**	**-**	**-**	**124.0**
Capital expenditure	1.0	-	0.3	3.9	-	-	5.2
Valuation put options	6.1	-	-	-	-	-	6.1
Transfer from PP&E	-	-	-	0.8	-	-	0.8
Disposals	-	-9.6	-	-0.2	-	-	-9.8
Acquisitions through business combinations	10.2	-	-	-	0.2	0.7	11.1
Transfer to assets classified as held for sale	-6.3	-1.3	-0.1	-	-	-	-7.7
Effect of movement in foreign exchange rates	-5.0	-0.2	-	-	-	-	-5.2
Balance at 31 December 2006	**107.5**	**1.1**	**0.8**	**14.2**	**0.2**	**0.7**	**124.5**
Balance at 1 January 2007	**107.5**	**1.1**	**0.8**	**14.2**	**0.2**	**0.7**	**124.5**
Capital expenditure	-	-	0.1	3.1	-	-	3.2
Valuation put options	-1.8	-	-	-	-	-	-1.8
Transfer from other investment	0.2	-	-	-	-	-	0.2
Disposals	-	-	-	-1.0	-	-	-1.0
Final calculation acquisitions through business combinations 2006	2.5	-	-	-	-	-	2.5
Acquisitions through business combinations	110.6	48.0	7.0	1.3	22.3	40.8	230.0
Effect of movement in foreign exchange rates	-4.2	1.5	0.1	0.1	0.7	1.0	-0.8
Balance at 31 December 2007	**214.8**	**50.6**	**8.0**	**17.7**	**23.2**	**42.5**	**356.8**
Accumulated amortisation and impairment charges							
Balance at 1 January 2006	**-28.7**	**-10.3**	**-**	**-1.2**	**-**	**-**	**-40.2**
Disposals	-	9.6	-	0.2	-	-	9.8
Transfer from PP&E	-	-	-	-0.8	-	-	-0.8
Amortisation continuing operations	-	-0.1	-0.1	-2.2	-	-	-2.4
Effect of movement in foreign exchange rates	-0.1	0.1	-	0.1	-	-	0.1
Balance at 31 December 2006	**-28.8**	**-0.7**	**-0.1**	**-3.9**	**-**	**-**	**-33.5**
			-	-			
Balance at 1 January 2007	**-28.8**	**-0.7**	**-0.1**	**-3.9**	**-**	**-**	**-33.5**
Amortisation continuing operations	-	-	-0.4	-3.1	-	-2.7	-6.2
Disposals	-	-	-	1.0	-	-	1.0
Effect of movement in foreign exchange rates	0.7	-	-	-0.3	-	-	0.4
Balance at 31 December 2007	**-28.1**	**-0.7**	**-0.5**	**-6.3**	**-**	**-2.7**	**-38.3**
Carrying amount at 1 January 2006	**72.8**	**1.9**	**0.6**	**8.5**	**-**	**-**	**83.8**
Carrying amount at 31 December 2006	**78.7**	**0.4**	**0.7**	**10.3**	**0.2**	**0.7**	**91.0**
Carrying amount at 1 January 2007	**78.7**	**0.4**	**0.7**	**10.3**	**0.2**	**0.7**	**91.0**
Carrying amount at 31 December 2007	**186.7**	**49.9**	**7.5**	**11.4**	**23.2**	**39.8**	**318.5**

The amortisation is allocated to the depreciation and amortisation expenses of the income statement.

Business combinations in 2007 relate to the acquisition of Nutreco Canada, BASF and Interkim (refer to note 6).

The movement in the valuation of put options relates to Nutrikraft India of EUR -1.8 million (2006: EUR 6.1 million relates to Tenusa Mexico and Nutrikraft India).

Impairment tests for goodwill

Goodwill is allocated to Nutreco's cash-generating units (CGUs) or groups of cash-generating units identified according to country of operation and business segment for the purpose of impairment testing. The goodwill is allocated to (groups of) CGUs that are expected to benefit from the business combination.

The carrying amounts of goodwill have been allocated to the primary segments as follows:

(EUR x million)	2007	2006
Segments		
Animal nutrition		
Compound feed Europe	5.4	5.4
Premix & speciality feed	55.5	57.3
Animal nutrition Canada	88.3	
Total animal nutrition	**149.2**	**62.7**
Fish feed	**15.9**	**16.0**
Meat & other	**21.6**	**-**
Total	**186.7**	**78.7**

The recoverable amount of a CGU is determined based on a value-in-use calculation. These calculations use cash flow projections based on financial budgets approved by management covering a three-to-five year period. Cash flows beyond the three-to-five year period are extrapolated using limited or no growth. Management determined budgeted gross margin based on past performance and its expectations of market development. For the calculations Nutreco uses the most adequate discount rates per cash-generating unit. For gross margin a range from 5% to 33% was used. The average growth rate for the explicit period varied in general between 0% and 40% per year. The discount rates ranges between 7.4% and 12.1%. All assumptions are in line with normal business practice.

The discount rates reflect specific risks relating to the relevant segments.

The Company concluded that there were no needs for impairment charges. Management also performed sensitivity analyses around the current assumptions and concluded that no reasonably possible changes in key assumptions would cause the carrying amount of each CGUs to exceed its recoverable amount.

Concessions and licenses

Concessions and licenses mainly consist of quota based on the acquisition of Nutreco Canada. The acquired quota is a measure of the ability to market and sell poultry in regulated markets and amounts to EUR 49.5 million at year end. The quota acquired in 2007 have an indefinite life as there is no indication to rescind the quota system.

Brand names

The useful lives of brand names have been determined on the basic factors, such as the economic environment, the expected use of an asset and related assets or groups of assets and legal or other provisions that might limit the useful life. Based on this assessment, the useful life is determined to be indefinite, since there is no foreseeable limit on the period of time over which brand names are expected to contribute to the cash flows of the Company.

The increase in 2007 of the valuation of brand names is due to the acquisition of the brand names Shur-Gain and Landmark Feeds (EUR 23 million).

Customer related

The remaining average amortisation period for customer-related intangible assets is 19 years.

The increase in 2007 of the valuation of customer related is mainly due to the acquisition of Nutreco Canada (EUR 32 million).

In 2006 and 2007 no impairment has been recognised.

Impairment tests for long-lived assets

The brands and quota recorded based on the acquisition of Nutreco Canada in 2007 have been tested by the Company on impairment and concluded that these brands and quota are not impaired. In 2006 and 2007 the Company did not have assets other than goodwill, brand names and concessions and licenses with an indefinite useful life.

There are no intangible assets whose title are restricted or are pledged as security for liabilities.

(15) Investments in associates

Nutreco has the following investments in associates, direct or indirect through subsidiaries or joint ventures:

(EUR x million)		**2007**		**2006**
	Ownership	**Amount**	**Ownership**	**Amount**
Nanta de Venezuela C.A.	50%	1.4	50%	2.1
Couvoir Scott Ltée, Canada	50%	11.5		
Nieuwland Feed and Supply Ltd., Canada	40%	2.3		
Isoporc Inc., Canada	33%	1.2		
Gène-Alliance Inc., Canada	40%	0.4		
Yantzi's Feed & Seed Ltd., Canada	40%	0.1		
		16.9		**2.1**

The changes in investments in associates are as follows:

(EUR x million)	2007	2006
As at 1 January	**2.1**	**456.0**
Share in results continued operations	0.8	0.5
Share in results discontinued operations	-	46.9
Dividends received	-1.1	-
Share increase	1.7	-
Disposals	-0.2	-
(De)consolidations	13.4	-475.9
Transfer to assets classified as held for sale	-	-25.2
Effect of movement in foreign exchange	0.2	-0.2
As at 31 December	**16.9**	**2.1**

The breakdown of the share in results is as follows:

(EUR x million)	2007	2006
Marine Harvest N.V.		26.8
Gain on sale Hydrotech Gruppen AS		18.5
Hydrotech Gruppen AS (operational)		1.6
Couvoir Scott Ltée	0.3	
Isoporc Inc.	0.1	
Yantzi's Feed & Seed Ltd.	0.1	
Gène-Alliance Inc.	-0.1	
Nanta de Venezuela C.A.	0.4	0.5
	0.8	**47.4**

At the release of this report no financial information was available for the above-mentioned investments in associates.

(16) Other investments

(EUR x million)	Equity securities		Debt securities			Total
	2007	2006	2007	2006	2007	2006
As at 1 January	**3.6**	**2.3**	**30.8**	**38.7**	**34.4**	**41.0**
(De)consolidations	0.3	-	28.7	0.1	29.0	0.1
Capital increase	-	1.5	-	-	-	1.5
Additions	-	-	1.0	0.3	1.0	0.3
Transfer from/(to) other balance items	0.3	-	-5.2	0.3	-4.9	0.3
Disposals/loans repaid	-	-0.2	-14.2	-8.4	-14.2	-8.6
Value adjustments	-	-	-2.3	0.2	-2.3	0.2
Transfer to assets classified as held for sale	-	-	-	-0.1	-	-0.1
Effect of movement in foreign exchange	-	-	0.1	-0.3	0.1	-0.3
As at 31 December	**4.2**	**3.6**	**38.9**	**30.8**	**43.1**	**34.4**

Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. The financial statements of the other investments for the financial year 2007 have not been approved and received before the publishing of the Nutreco results. As the fair value can therefore not be measured reliably the participations are valued at cost. However, based on the figures for the financial year 2006, no large difference is expected between cost value and fair value.

The breakdown of debt securities is as follows:

(EUR x million)	2007	2006
Loans related to Dutch Nutreco Pension Fund	12.1	12.1
Loan related to divestment Pingo Poultry	-	12.9
Loan related to divestment Euribrid	19.4	-
Loans to customers	7.4	5.8
	38.9	**30.8**

The loans related to the Dutch Nutreco Pension Fund consist of a subordinated loan of EUR 7.0 million and a loan of EUR 5.1 million which have been granted by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004. The interest rate is Euribor + 0.5%; repayment of the loans depends on fulfilling specific conditions by the Dutch Nutreco Pension Fund.

The loan of EUR 12.9 million in 2006 related to the divestment of Pingo Poultry in 2005. Part of the total selling price of EUR 20.4 million had not been paid by the purchaser but was paid in 2007. No interest was charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million and had been discounted with a rate of 3.7%, which resulted in the above amount of EUR 12.9 million. This loan has been fully repaid in 2007.

The subordinated loan of EUR 19.4 million relates to the divestment of Euribrid in 2007. Part of the selling price of EUR 47.5 million has not been paid by the purchaser but will be paid in five annual instalments. The interest rate on the loan is 5% per annum. The nominal value of this loan amounts to EUR 27.0 million and had been discounted with a rate of 9.1%, resulting in an amount of EUR 24.8 million. The subordinated loan is accounted for under other investment for an amount of EUR 19.4 million and for the current portion part under trade and other receivables for EUR 5.4 million.

The loans to customers are mainly related to the sale of feed; interest is being charged based on normal business conditions.

Nutreco's exposure to credit, currency and interest rate risks related to other investments is disclosed in note 27.

(17) Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet captions:

(EUR x million)		2007		2006
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	2.9	-17.0	5.0	-18.8
Intangible assets	19.3	-7.8	25.4	-1.5
Other non-current assets	-	-4.1	-	-4.7
Inventories	0.4	-5.1	0.3	-0.6
Biological assets	-	-1.3	0.1	-1.1
Trade and other receivables	6.6	-	7.6	-0.1
Employee benefits	0.8	-	0.6	-
Provisions	1.2	-14.4	1.8	-19.1
Trade and other payables	2.1	-8.7	2.2	-3.5
Total	**33.3**	**-58.4**	**43.0**	**-49.4**
Net deferred tax liabilities	**-**	**-25.1**	**-**	**-6.4**

The effect of net operating losses on the net deferred tax liabilities is summarised in the table below:

(EUR x million)	2007	2006
Net deferred tax liabilities	**-25.1**	**-6.4**
Tax loss carried forward	31.1	40.1
Netting net operating losses	10.9	9.8
Net deferred tax assets	**16.9**	**43.5**

Classification of the deferred tax assets and liabilities is as follows:

(EUR x million)	2007	2006
Deferred tax assets presented under non-current assets	35.3	45.5
Deferred tax liabilities presented under non-current liabilities	-18.4	-2.0
Net deferred tax assets	**16.9**	**43.5**

The movements of the net deferred tax assets are as follows:

(EUR x million)	2007	2006
As at 1 January	**43.5**	**42.3**
Recognised in income statement	-15.8	11.4
Recognised in equity	-1.7	0.9
Held for sale	-	-0.2
Acquisitions	-7.3	-1.5
Effect of movement in foreign exchange	0.7	-1.0
Other	-2.5	-8.4
As at 31 December	**16.9**	**43.5**

Movements in recognised deferred taxation during the year

	Balance 1 January 2006	Recognised in income statement	Recognised in equity	Acquired business combinations	Included in disposal	Effect of movement in foreign exchange	Other	Balance 31 December 2006	Recognised in income statement	Recognised in equity	Acquired business combinations	Effect of movement in foreign exchange	Other[1]	Balance 31 December 2007
Property, plant and equipment	-20.3	8.1	-	-2.1	-	0.5	-	-13.8	-0.1	-	-	-0.2	-	-14.1
Intangible assets	33.4	-8.5	-	-0.2	-	-0.8	-	23.9	-5.6	-1.7	-3.0	0.4	-2.5	11.5
Financial assets	-2.8	-0.3	-1.7	-	-	0.1	-	-4.7	0.4	-	0.3	-0.1	-	-4.1
Inventories	8.4	-8.5	-	-	-	-0.2	-	-0.3	0.2	-	-4.6	-	-	-4.7
Biological assets	-0.1	-0.9	-	-	-	-	-	-1.0	-0.3	-	-	-	-	-1.3
Trade and other receivables	-5.6	13.0	-	-	-	0.1	-	7.5	-0.6	-	-0.4	0.1	-	6.6
Employee benefits	-1.1	1.7	-	-	-	-	-	0.6	-0.2	-	0.4	-	-	0.8
Provisions	-13.2	-4.7	-	0.3	-	0.3	-	-17.3	3.6	-	-	-0.3	-	-13.2
Trade and other payables	-5.1	3.7	-	-	-	0.1	-	-1.3	-5.3	-	-	-	-	-6.6
Tax loss carry-forwards	48.4	-1.7	2.6	0.5	-0.2	-1.1	-8.4	40.1	-9.6	-	-	0.6	-	31.1
Netting net operating losses	0.3	9.5	-	-	-	-	-	9.8	0.9	-	-	0.2	-	10.9
Total	**42.3**	**11.4**	**0.9**	**-1.5**	**-0.2**	**-1.0**	**-8.4**	**43.5**	**-15.8**	**-1.7**	**-7.3**	**0.7**	**-2.5**	**16.9**

1 Tax provision utilised in deferred tax instead of current tax.

Non-capitalised unused net operating loss

The total non-capitalised net operating loss is EUR 59.1 million for the financial year 2007 (2006: EUR 79.4 million) and consists of the following items:

			2007			2006
Expiration	**< 5 years**	**5-10 years**	**> 10 years**	**< 5 years**	**5-10 years**	**> 10 years**
Net operating loss	4.7	40.5	13.9	2.6	40.4	36.4

Deferred tax assets have not been recognised in respect of these items because – based upon the level of historical taxable income and projections for future taxable income – management believes that it is more likely that not sufficient tax profits will be available against which the benefits can be utilised. These non-capitalised unused net operating losses mainly relate to China, Hungary and Spain.

In 2007 approximately EUR 15 million of previously unrecognised tax losses were recognised as a result of the improved business perspective of the feed operations in the Netherlands.

In 2006 EUR 4.9 million of previously unrecognised tax losses were recognised as a result of the sale of Marine Harvest. EUR 21.5 million of the tax loss 2006 was not recognised due to loss carry over legislation.

Income tax receivables and income tax liabilities

The income tax receivables of EUR 15.4 million (2006: EUR 15.8 million) represent the amount of income taxes recoverable in respect of current and prior periods that exceeds payment. The income tax liabilities amount to EUR 5.3 million in 2007 (2006: EUR 18.5 million). Income tax receivables and liabilities have been offset in cases where there is a legally enforceable right to set off current tax assets against current tax liabilities and when the intention exists to settle on a net basis or to realise the receivable and liability simultaneously.

(18) Inventories

(EUR x million)	**2007**	**2006**
Raw materials	188.6	136.6
Finished products	78.1	52.2
Total	**266.7**	**188.8**

There are no inventories pledged as security for liabilities.

In 2007 the write-down of inventories to net realisable value amounted to EUR 1.8 million (2006: EUR 0.4 million).

(17) Biological assets

(EUR x million)	2007	2006
As at 1 January	**46.5**	**52.6**
Expenses capitalised	468.6	415.0
Decrease due to harvest and sales	-445.8	-410.4
Change in fair value less estimated point-of-sale costs	1.3	-1.2
Acquisitions through business combinations	4.3	0.1
Deconsolidations	-	-0.8
Transfer assets classified as held for sale	-	-8.6
Effect of movement in foreign exchange differences	0.1	-0.2
As at 31 December	**75.0**	**46.5**

The biological assets at 31 December 2007 mainly relates to poultry and pigs in Spain with a fair value less point-of-sale costs of EUR 35.1 million and EUR 32.7 million respectively (2006: EUR 28.1 million and EUR 16.4 million respectively). The poultry stock comprised approximately 20.9 million animals (2006: 19.7 million). During the year Nutreco sold 147.8 million animals (2006: 141.2 million). The pigs stock at 31 December 2007 comprised approximately 347,000 animals (2006: 216,000). During the year Nutreco sold 388,000 animals (2006: 372,000).

In Canada the poultry stock amounts to EUR 3.4 million.

For the amount of EUR 3.8 million (2006: EUR 2.0 million) relating to breeding eggs and parent stock both in Spain and Canada, the fair value cannot be determined reliably as no liquid market is available.

In Spain, Nutreco applies a cost plus method for determining the sales price to the majority of the Nutreco poultry and pork clients. For the valuation of biological assets in Spain, Nutreco uses the cost plus model as an approximation of the fair value price.

Nutreco is exposed to a number of risks related to its poultry and pigs.

Regulatory and environmental risk

Nutreco is subject to laws and regulations in various countries in which it operates. The Company has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

Nutreco is exposed to risks arising from fluctuations in the price and sales volume of poultry and pigs.

In Spain, Nutreco applies a cost plus method for determining the sales price to the majority of the Nutreco poultry and pork clients.

Diseases and other risks

Nutreco's pigs and poultry are exposed to the risk of damage from diseases. The Company has processes in place aimed at monitoring and mitigating this risk.

In 2007 no special events occurred that have had a material impact on the consolidated result of Nutreco.

There are no biological assets whose title is restricted or pledged as security for liabilities.

(20) Trade and other receivables

(EUR x million)	2007	2006
Trade receivables – third parties	508.4	389.6
Trade receivables – related parties	1.5	-
Trade receivables	**509.9**	**389.6**
Prepayments	8.1	6.6
Fair value foreign exchange derivatives	2.2	1.8
Other receivables	64.8	38.8
Total trade and other receivables	**585.0**	**436.8**

Trade receivables are shown net of impairment losses amounting to EUR 49.2 million (2006: EUR 46.1 million). In 2007 EUR 8.8 million of impairment losses were recognised in the income statement (2006: EUR 3.9 million). See also notes 7 and 9.

Nutreco's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 27.

(21) Cash and cash equivalents

(EUR x million)	2007	2006
Deposits	90.4	445.8
Bank accounts	112.7	117.8
Transit/checks	4.3	14.7
In hand	0.3	0.4
Cash and cash equivalents	**207.7**	**578.7**
Bank overdrafts	-72.3	-82.8
Cash and cash equivalents in the cash flow statement	**135.4**	**495.9**

Cash and cash equivalents are at Nutreco's free disposal.

(22) Equity attributable to the equity holders of the parent

Share capital and share premium

The authorised share capital of the Company as at 31 December 2007 amounted to EUR 41.5 million (2006: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

All issued shares are fully paid.

On 24 May 2007 the Extraordinary General Meeting of Shareholders approved the proposal of the Board of a capital repayment of EUR 5.00 in cash net to holders of ordinary shares amounting to EUR 171.2 million. This capital repayment is distributed from the share premium reserves. No dividend tax is payable on this distribution.

Dividends

In August 2007, the Company paid out an interim dividend of EUR 0.35 in cash per ordinary share. 95,116 shares have been paid out as interim stock dividend. On 31 August 2007, the remaining interim dividend of EUR 6.9 million (after withholding tax of EUR 1.0 million) has been paid in cash out of the retained earnings.

After the balance sheet date the following dividends were proposed by the Board:

The proposed dividend per ordinary share amounts to EUR 1.64 (2006: EUR 1.60). Shareholders may opt to receive the final dividend in cash or in shares. Shareholders wishing to receive the dividend in ordinary shares have from 17 April 2008 until close of trading on Euronext Stock Exchange at 2 May 2008 to make their choice known.

These dividends have not been provided for and income tax consequences are not recognised as a liability.

Treasury shares

The treasury shares are accounted for as a reduction of the equity attributable to the equity holders of the parent. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the cash received at the time treasury shares are issued is recorded in retained earnings.

Nutreco acquired 301,722 of its own shares through purchases on the Euronext Stock Exchange in July 2007 and 13,100 shares in August 2007. The total amount paid to acquire these shares was EUR 17.2 million and these shares are held as treasury shares. The Company has the right to reissue these shares at a later date. The shares are held in treasury for delivery upon exercise of share-based payments, liabilities arising from the employee share participation scheme and payment of (interim) stock dividend in the fiscal year 2007.

Nutreco reissued 664,775 treasury shares for a total consideration of EUR 31.3 million during 2007.

In 2006, the Company has (re)purchased 3,085,789 shares for a total amount of EUR 148.3 million. The shares are held in treasury for delivery upon exercise of share based payments, liabilities arising from the employee share participation scheme and payment of (interim) stock dividend in the fiscal year 2006.

The movements in the treasury shares can be summarised as follows:

(EUR x 1,000)		2007		2006
	Number of shares	Amount	Number of shares	Amount
As at 1 January	**962,376**	**45,754**	**341,091**	**5,150**
Options exercised	-49,725	-2,314	-1,297,981	-51,581
Employee share participation scheme	-11,711	-554	-9,822	-148
Repurchase	314,822	17,228	3,085,789	148,322
(Interim) stock dividend	-463,334	-21,879	-791,701	-37,495
Performance shares	-140,005	-6,506	-365,000	-18,494
As at 31 December	**612,423**	**31,729**	**962,376**	**45,754**

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. As at 31 December the hedging reserve amounts to EUR -4.0 million (31 December 2006: EUR -3.3 million).

Cash flow hedges have been defined for foreign exchange deals related to forecast transactions which will mature within 12 months and for interest rate swaps which will mature in 2012. The fair value related to the foreign exchange deals amounts as at 31 December 2007 to EUR 0.3 million (31 December 2006: EUR -0.3 million) and the fair value relates to the interest rate swaps amounts as at 31 December 2007 to EUR 3.7 million.

All cash flow hedges are effective as at 31 December 2007; during 2007 no ineffectiveness is recognised in the income statement. As at 31 December 2006 a cash flow hedge has been defined for cross-currency interest rate swaps, with a fair value of EUR 3.6 million.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of net investments in foreign operations as well as from the translation of intercompany loans with a permanent nature and liabilities that hedge the net investments in foreign operations. As at 31 December the translation reserve amounts to EUR 4.1 million (31 December 2006: EUR 7.2 million).

Interest-bearing borrowings

The specification of total interest-bearing borrowings is as follows:

(EUR x million)	2007	2006
Interest-bearing borrowings (non-current)	410.3	249.8
Interest-bearing borrowings (current)	87.3	92.3
Total	**497.6**	**342.1**

The specification of interest-bearing borrowings (non-current) is as follows:

(EUR x million)	2007	2006
Interest-bearing borrowings (non-current)		
Syndicated loans	205.3	27.7
Private placement	136.1	152.6
Financial lease liabilities	-	0.1
Cumulative preference shares	68.1	68.1
Long-term bank loans	-	0.7
Other long-term loans	0.8	0.6
	410.3	**249.8**
Breakdown of interest-bearing borrowings (non-current) by currency		
US dollar	136.1	152.6
British pounds	-	11.8
Canadian dollar	205.3	13.0
Euro[1]	68.9	69.0
Other currencies	-	3.4
	410.3	**249.8**

In March 2005, Nutreco issued a five-year committed revolving credit facility of EUR 550 million with an international syndicate of banks. The credit facility may be used for loans and guarantees in various currencies.

The financial covenants of the syndicated loan facility are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on 12-month rolling basis. The interest rates are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA.

In May 2004, Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 204.0 million. The senior notes consist of three tranches of USD 46.0 million, USD 80.0 million and USD 78.0 million with maturities of five, seven and ten years respectively. The financial covenants of the private placement are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on a 12-month rolling basis. Interest rates are fixed for the life of the facility.

1 The EUR interest-bearing borrowings include the cumulative preference shares.

During 2007, Nutreco remained well within the financial covenants agreed upon with both the syndicated loan facility and the private placement.

Prior to the Initial Public Offering in 1997, Nutreco issued cumulative preference shares (EUR 68.1 million), which under IFRS classify as interest-bearing debt. Under the agreement between Nutreco and the holders of the cumulative preference shares, the latter receive a fixed annual dividend of 6.66%, which will be reset in December 2010.

In addition to the syndicated loan, the private placement and the cumulative preference shares, credit facilities of EUR 321 million (2006: EUR 263 million) are available to Nutreco. Of the total facilities of EUR 1,078 million, an amount of EUR 459 million had been used as at year-end 2007 (2006: EUR 1,037 and EUR 300 million, respectively).

Nutreco has agreed fixed interest rates for a total amount of USD 204 million of the private placement, for periods of five, seven and ten years. Three cross-currency interest rate swaps, with a fixed interest, have been contracted to swap interest and future repayment liabilities of USD 14.9 million to AUD, USD 53.7 million to NOK and USD 60.4 million to CAD, which terminate in 2009, 2011 and 2014 respectively.

Part of the interest rate risk of the syndicated loan has been hedged by two interest rate swaps of CAD 150 million and CAD 75 million, which mature in 2012 and 2010 respectively. With the private placement and these derivatives, 79% of the interest on Nutreco's long-term loans has been fixed (81% as at 31 December 2006).

The average fixed interest rate on the interest-bearing debt as at 31 December 2007 is 5.20% (2006: 5.23%) and the average variable interest rate on the interest-bearing debt as at 31 December 2007 is 5.67% (2006: 4.61%). The interest rates of the major currencies are ranging from 3.92% to 6.66% (2006: 0.88% to 6.66%) depending on the currency of the debt.

(EUR x million)	2007	2006
Interest-bearing borrowings (current)		
Bank overdrafts	72.3	82.8
Amortisation refinancing costs	-0.8	-0.7
Short-term loans	15.8	10.2
Total	**87.3**	**92.3**

Refer to note 27 for terms and conditions of outstanding loans.

Securities

All credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

Financial lease obligations

In 2007 there are no financial lease obligations (2006: EUR 0.1 million).

Certain leases provide for additional payments that are contingent upon changes in the market rental rate. Contingent rents recognised in the income statement under finance leases amounted to EUR 0.0 million (2006: EUR 0.1 million).

(24) Employee benefits

Employee benefits

The components of the employee benefits for the financial year to 31 December 2007 and for the financial year to 31 December 2006 are shown in the following table:

(EUR x million)	**2007**	**2006**
Present value of funded obligations	122.1	100.3
Present value of unfunded obligations	5.7	5.5
Fair value of plan assets	-117.7	-80.1
Present value of net obligations	**10.1**	**25.7**
Unrecognised actuarial gains and losses	-3.3	-8.8
Recognised liability for defined benefit obligations	**6.8**	**16.9**
Liability for defined contribution obligations	1.2	2.4
Liability for long-term service obligations	2.7	2.5
Other employee benefits	24.7	19.3
Total employee benefits	**35.4**	**41.1**
Non-current employee benefits	*9.1*	*21.2*
Current employee benefits	*26.3*	*19.9*

As at 31 December 2007, Nutreco has defined benefit plans in the following countries: Italy, Belgium, United Kingdom, Canada, Netherlands, France, Germany and Norway.

In Italy there was a change of the TFR system (statutory severance indemnity). This statutory indemnity is from 1 July 2007 'largely funded'. This change impacts future expenses which will be directed to the INPS (National Social Security Institution) or to the external pension funds and no longer accrued on Nutreco's consolidated financial statements.

For the pension plan in Belgium a curtailment was recognised for the sale of Euribrid on 1 June 2007. Due to the curtailment the accrued expenses for 2007 were released at the date of sale.

The defined benefit pension plan in Ireland was closed in 2006. The assets and liabilities were transferred out on 14 June 2007 to the new established defined contribution plan.

Nutreco Canada's pension plans are included in the employee benefits as from 20 July 2007.

Plan assets

The plan assets consist of the following:

(EUR x million)	**2007**	**2006**
Government bonds	59.7	44.0
Equity securities	54.8	34.0
Insurance	2.7	1.0
Real estate	0.5	0.9
Deposits	-	0.2
	117.7	**80.1**

Movement in the present value of the defined benefit obligations

The funded status of the pension plans and the amounts recognised as a company liability at 31 December 2007 and 31 December 2006 are as follows:

(EUR x million)	2007	2006
Present value of defined benefit obligations at 1 January	**105.8**	**78.2**
Current service costs	1.8	1.5
Interest costs	5.8	4.6
Contributions by plan participants	0.2	0.1
Actuarial gains and losses	-7.4	-1.6
Exchange rate changes	-4.3	1.1
Benefits paid	-3.8	-2.9
Acquisitions	34.0	27.0
Plan curtailments	-0.6	-1.2
Plan settlements	-3.7	-1.0
Present value of defined benefit obligations at 31 December	**127.8**	**105.8**

Movement in the fair value of plan assets

(EUR x million)	2007	2006
Fair value of plan assets at 1 January	**80.1**	**52.6**
Expected return on plan assets	5.3	3.6
Actuarial gains and losses	-2.7	1.2
Exchange rate changes	-3.8	0.8
Contributions by the employer	13.3	1.5
Contributions by plan participants	0.2	-
Benefits, expenses, taxes and premiums paid	-3.5	-2.6
Acquisitions/divestments	32.5	24.0
Plan settlements	-3.7	-1.0
Fair value of plan assets at 31 December	**117.7**	**80.1**

The actual return on plan assets was EUR 2.6 million (2006: 4.8 million).

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

Actuarial assumptions

The principal financial assumptions used on 31 December 2007 and 31 December 2006 are as follows:

(%)	Discount rate		Long-term rate of return on assets		Salary increases		Pension increases		Inflation (RPI)	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Germany	5.5	4.5	4.5	4.5	2.0	2.0	1.5	1.5	2.0	2.0
Italy	5.5	4.5	-	-	-	3.1	-	-	2.0	2.0
France	5.5	4.3	4.3	4.3	2.0	2.0	-	-	2.0	2.0
Belgium	5.5	4.5	6.4	5.9	3.5	3.5	-	-	2.0	2.0
UK	5.8	5.2	6.6	6.4	-	-	3.3	3.1	3.3	3.1
Ireland	-	6.0	-	6.0	-	-	-	-	-	-
Norway	4.6	4.5	5.5	5.3	4.0	3.5	2.0	2.5	2.5	2.5
Canada	5.6		7.0		3.5					
Netherlands	5.5	4.3	4.0	4.0	2.0+	2.0+	2.0	2.0	2.0	2.0
	5.6	**4.9**	**6.1**	**5.6**	**3.0**	**2.5**	**2.5**	**2.6**	**2.7**	**2.6**

Historical information of experience gains and losses

(EUR x million)	2007	2006	2005	2004
Present value of defined benefit obligation	127.8	105.8	78.2	141.4
Fair value of plan assets	-117.7	-80.1	-52.6	-84.2
Deficit/(surplus)	**10.1**	**25.7**	**25.6**	**57.2**
Experience adjustments on plan liabilities	-2.0	2.4	-	-
Experience adjustments on plan assets	-2.7	1.2	-	-

(EUR x million)	2007	2006
Expenses recognised in the income statement		
Current service costs	1.8	1.5
Interest costs	5.8	4.1
Expected return on plan assets	-5.3	-3.6
Settlement loss recognised	0.2	0.3
Amortisation of net loss	0.1	0.3
Expenses related to defined benefit obligations	**2.6**	**2.6**
Expense related to defined contributions obligations	12.0	11.0
Expense arising from long-term service obligations	0.3	0.2
Expense arising from long-term award obligations	-	1.1
Expense arising from performance options	-	0.6
Expense arising from performance shares	2.9	2.1
Expense arising from employee share participation plan	0.1	0.1
Other expenses	**15.3**	**15.1**
Total expenses recognised in the income statement	**17.9**	**17.7**
Income recognised in the income statement		
Closing defined benefit obligations in Belgium	-0.4	-
Closing defined benefit obligations in Norway	-	-0.6
Closing defined benefit obligations in Ireland	-	-0.4
Release arising from divestment TN France	-	-0.6
Legislative change to the pension system in Italy	-0.3	-
Release Dutch early retirement fund	-	-3.3
Total income recognised in the income statement	**-0.7**	**-4.9**
Total expenses and income recognised in the income statement	**17.2**	**12.8**

The expenses and income are recognised in personnel cost in the income statement (see note 8).

The following table presents the impact of the acquisition of Nutreco Canada on Employee benefits in 2007:

(EUR x million)	2007
Recognised net liability for defined benefit obligations	0.8
Other employee benefits	4.1
Total	**4.9**

The expenses recognised in the income statement in 2007 for Nutreco Canada amounts to EUR 1.9 million.

The pension benefit of EUR 0.7 million in 2007 relates to the curtailment and settlement gains in Belgium and Italy.

The pension benefit of EUR 4.9 million in 2006 primarily relates to the release of an early retirement fund of EUR 3.3 million as a consequence of new government regulations in the Netherlands, ('levensloopregeling'), which were implemented in 2006.

Nutreco expects EUR 2.1 million in contributions to be paid to post employment benefit plans for the year ending 31 December 2008.

Share-based payments

Options

The Company had a share option plan effective as of 11 March 1998 on the basis of which options were granted up to and including 2003. Each option entitled the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results. With effect from 2001, the Company made a few changes to the regulations pertaining to the options granted since 2001. The exercise period was extended from five to seven years. None of the Executive Board members has any options outstanding. The movements in options held by other employees are shown further in this report.

Performance shares 2006 – Interim long-term incentive plan

A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was adopted at the Annual General Meeting of Shareholders of 18 May 2006. For the year 2006 performance shares were granted, subject to the following conditions: (i) a number of performance targets were agreed with the Supervisory Board relating to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting would be subject to continued employment for at least two years, (iii) a lock-up applies for a period of 5 years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares and (iv) the shares would qualify for dividends over the year 2006 and following. The Supervisory Board will report on the eventual vesting at the Annual General Meeting of Shareholders of 2008 (see also pages 133 till 135 of this report). No performance share options were granted.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders, a new long-term incentive plan for the year 2007 and beyond received the approval of the General Meeting of Shareholders on 26 April 2007. The long-term incentive plan (LTI Plan) is designed to enhance the binding between the Executive Board's remuneration and the implementation of the Company's strategy over the longer term. The key terms of the approved LTI Plan applying as from 2007 are the following:

- On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.
- The economic value at the moment of granting represents 100% of the base salary of the Chairman of the Executive Board and 95% of the base salary of the members of the Executive Board, and has been reduced to 85% of the base salary of the Chairman of the Executive Board and to 80% of the base salary of the members of the Executive Board as from 2008.
- The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a pre-set level of Total Shareholder Return (TSR) relative to a peer group consisting of all companies listed on the Euronext Amsterdam AEX, AMX and AScX segments.
- No vesting takes place if the TSR achieved during the three-years vesting period is below the median position of the peer group. Vesting of 50% of the grant when the Company's TSR is at the median position, linearly up to a maximum 150% of the grant if the Company achieves the number one position within the peer group.
- A lock-up will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.
- Participants of the plan are entitled to dividends each year, starting 2007.

The number of performance shares awarded to the Executive Board amounted 47,633 (2006: 70,000), of which shares granted to the CEO amounted 19,643 (2006: 30,000), and to each of the COO and the CFO 13,995 (2006: 20,000). In addition, a total of 86,900 performance shares were awarded to the Management Committee and a number of senior executives of the Company. These performance shares are subject to the same terms and conditions as those applying to the Executive Board.

Movements in outstanding shares of the members of the Executive Board

The movements in the number of shares outstanding of the members of the Executive Board can be summarised as follows:

	Granted	Vesting	Expiration	As of 1 January 2007	Granted	As of 31 December 2007	
						To be vested	Restricted
W. Dekker							
Performance shares[1]	2004/2005	Early vesting April 2006	Restricted until 2011	-	-	-	38,500
Performance shares[4]	2006	2008	Restricted until 2013	30,000	-	30,000	-
Performance shares[5]	2007	2010	Restricted until 2012	-	19,643	19,643	-
C.J.M. van Rijn							
Performance shares[2]	2004/2005	Early vesting April 2006	Restricted until 2011	-	-	-	25,665
Performance shares[4]	2006	2008	Restricted until 2013	20,000	-	20,000	-
Performance shares[5]	2007	2010	Restricted until 2012	-	13,995	13,995	-
J.B. Steinemann							
Performance shares[3]	2004/2005	Early vesting April 2006	Restricted until 2011	-	-	-	33,315
Performance shares[4]	2006	2008	Restricted until 2013	20,000	-	20,000	-
Performance shares[5]	2007	2010	Restricted until 2012	-	13,995	13,995	-

Movements in the options of other (former) employees

The movements in the options of other (former) employees may be summarised as follows:

	Granted	Expiration	As of 1 January 2007	Exercised	As of 31 December 2007	Exercise price (EUR)
Options	2001	2008	78,912	38,105	40,807	48.20
	2002	2009	17,295	5,720	11,575	35.93
	2003	2010	17,700	5,900	11,800	12.23
Total options outstanding			**113,907**	**49,725**	**64,182**	

All of the 113,907 outstanding options were exercisable. Options exercised in 2007 resulted in 49,725 shares being delivered out of the own shares held in treasury.

1 Shares restricted until 6 March 2011. Part of these was sold to satisfy taxes. At this moment 38,500 shares are restricted until 6 March 2011. Shares are entitled to dividend and the dividend is freely available.

2 Shares restricted until 6 March 2011. Part of these was sold to satisfy taxes. At this moment 25,665 shares are restricted until 6 March 2011. Shares are entitled to dividend and the dividend is freely available.

3 Shares restricted until 6 March 2011. Part of these was sold to satisfy taxes. At this moment 33,315 shares are restricted until 6 March 2011. Shares are entitled to dividend and the dividend is freely available.

4 If performance targets are met vesting of the 2006 performance shares will take place in 2008, after which the shares are restricted until 2013. The shares are entitled to dividend and the dividend is restricted until 2008.

5 If performance targets are met vesting of the 2007 performance shares will take place on 1 April 2010, after which the shares are restricted until 1 April 2012. The shares are entitled to dividend and the dividend is restricted until 1 April 2010.

Bonus conversion plan

A bonus conversion plan was introduced in 2007 for members of the Management Committee and a range of senior executives. Under the terms of the plan, the eligible managers, with the exclusion of the members of the Executive Board, are entitled, but not obliged, to invest part of the proceeds of the bonus which is awarded to them (if any) in shares of the Company. After a three-year period, the Company will match the eligible managers' investment in a ratio ranging from a guaranteed 25% linearly up to maximum 300% depending on the Company's TSR performance over the three-year period. A lock-up period of two years will apply to the bonus conversion shares.

In the year under review, 57 managers invested in a total of 7,072 shares.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit during a period of three years. During this period, these shares cannot be sold or transferred.

In February 2007, the Supervisory Board decided that the 2006 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 11,711 (including bonus) shares during 2007 (2006: 9,822).

For the participants in the employee share participation scheme (ESP), the share capital reimbursement of EUR 5 per ordinary share has been converted in shares, which were transferred to the participant's stock deposit in accordance with the ESP Regulations.

Remuneration of members of the Executive Board and of the Supervisory Board

Remuneration for the members of the Executive Board

(EUR)	Salary costs	Bonus	Pension costs	Total 2007	Total 2006
W. Dekker	547,681	395,106	78,622	1,021,409	973,004
C.J.M. van Rijn	395,389	226,770	73,180	695,339	672,620
J.B. Steinemann	420,600	242,459	44,951	708,010	683,359
	1,363,670	**864,335**	**196,753**	**2,424,758**	**2,328,983**

Other remuneration

The table below summarises the income statement charges for share options 2004 and 2005, performance shares 2004, 2005, 2006 and 2007:

(EUR)	2007	2006
W. Dekker	858,799	1,094,088
C.J.M. van Rijn	580,264	729,392
J.C.A. den Bieman[1]	-	422,725
J.B. Steinemann	580,264	729,392
	2,019,327	**2,975,597**

Nutreco considers the (former) members of the Executive Board as key management as defined under IFRS.

1 Member Executive Board until 29 April 2005.

Remuneration for the members of the Supervisory Board

(EUR)	Board remuneration	Committee remuneration	Total 2007	Total 2006
R. Zwartendijk	55,000	5,000	60,000	48,500
Y. Barbieux	43,000	5,000	48,000	36,500
L.J.A.M. Ligthart	43,000	20,000	63,000	51,500
J.M. de Jong	43,000	7,500	50,500	39,000
J. Vink	43,000	7,500	50,500	39,000
	227,000	**45,000**	**272,000**	**214,500**

Shares owned by the Executive Board and Supervisory Board

Members of the Executive Board are shareholders of the Company.

As at 31 December 2007, they jointly held 14,199 ordinary shares (2006: 14,773 shares), of which 13,805 shares (2006: 13,451 shares) were held by Mr W. Dekker, 0 shares (2006: 1,302 shares) were held by Mr J.B. Steinemann and 394 shares (2006: 20 shares) by Mr C. van Rijn. No restrictions apply to these shares.

In addition, the Executive Board held 97,480 shares (2006: 97,480 shares) resulting from the long-term incentive programmes 2004 and 2005, for which a lock-up restriction applies. From these shares 38,500 shares (2006: 38,500 shares) were held by Mr W. Dekker, 33,315 shares (2006: 33,315 shares) by Mr J.B. Steinemann and 25,665 shares (2006: 25,665 shares) by Mr C. van Rijn. The dividend to these shares is freely available.

The Executive Board members have also been granted 117,633 performance shares under the interim 2006 long-term incentive and the 2007 long-term incentive programmes (excluding 650 shares received as stock dividend), of which 49,643 performance shares (excluding 166 shares received as stock dividend) were held by Mr W. Dekker, 33,995 performance shares (excluding 242 shares received as stock dividend) by Mr J.B. Steinemann and 33,995 performance shares (excluding 242 shares received as stock dividend) were held by Mr C. van Rijn.

One Supervisory Board member, Mr Y. Barbieux, held 466 shares (2006: 455 shares).

For the movement in stock options and performance shares held by the Executive Board and other managerial staff, please refer to page 133 of the consolidated financial statements.

(25) Provisions

The changes can be specified as follows:

(EUR x million)	Restructuring	Claims	Guarantees	Total
As at 1 January 2007	**13.2**	**13.2**	**0.5**	**26.9**
Additions charged	6.6	8.2	0.7	15.5
Release	-3.2	-0.3	-	-3.5
Acquired in a business combination	1.2	0.4	-	1.6
Utilised	-5.0	-0.7	-0.2	-5.9
Effect of movement in foreign exchange	-0.2	0.1	-	-0.1
As at 31 December 2007	**12.6**	**20.9**	**1.0**	**34.5**
Non-current	3.2	11.9	0.6	15.7
Current	9.4	9.0	0.4	18.8

In 2007 mainly as a consequence of the restructuring of the premix activities in the United Kingdom and compound feed activities in Western Europe an amount of EUR 6.6 million was taken into account.

Legal claims

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies. These claims were issued by suppliers, customers, former employees and consumers. Part of these claims was provided for in previous years.

While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated position of Nutreco. To the extent management has been able to estimate the expected outcome of these claims, a provision has been recorded as at 31 December 2007.

The major part of the provision for claims as at 31 December 2007 consists of exposures from several customers of Nutreco which relate to discussions about feed quality.

Most claims are expected to be completed within two years from the balance sheet date.

Guarantees

The provision for guarantees as at 31 December 2007 relates to bank guarantees issued by Nutreco for loans extended by third parties to group customers.

(26) Trade and other payables

(EUR x million)	2007	2006
Trade creditors – third parties	555.5	426.2
Taxes and social security contributions	9.9	12.0
Other liabilities	68.2	82.2
Deferred income and accrued expenses	99.1	71.1
Fair value interest rate derivates	3.7	-
Fair value cross-currency interest rate derivates	13.3	10.6
Fair value foreign exchange derivates	0.4	2.4
Total	**750.1**	**604.5**

The exposure of Nutreco to currency and liquidity risk related to trade and other payables is disclosed in note 27.

Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

31 December 2007	Note	Total	Loans and receiva-bles	Assets at fair value through profit and loss	Deriva-tives used for hedging	Held to maturity
Financial assets as per balance sheet						
Equity securities	16	4.2	-	-	-	4.2
Debt securities	16	38.9	-	-	-	38.9
Income tax receivables	17	15.4	15.4	-	-	-
Trade receivables	20	509.9	509.9	-	-	-
Other receivables	20	72.9	72.9	-	-	-
Fair value foreign exchange derivatives	20	2.2	-	2.2	-	-
Cash and cash equivalents	21	207.7	207.7	-	-	-
Total		**851.2**	**805.9**	**2.2**	**-**	**43.1**

31 December 2007	Note	Total	Liabilities at fair value through profit and loss	Deriva-tives used for hedging	Other financial liabilities
Financial liabilities as per balance sheet					
Interest-bearing borrowings (non-current)	23	- 410.3	-	-	-410.3
Interest-bearing borrowings (current)	23	-87.3	-	-	-87.3
Income tax liabilities	17	-5.3	-	-	-5.3
Trade payables	26	-555.5	-	-	-555.5
Other payables	26	-78.1	-	-	-78.1
Deferred income and accrued expenses	26	-99.1	-	-	-99.1
Fair value foreign exchange derivatives	26	-0.4	-0.4	-	-
Fair value interest rate derivatives	26	-3.7	-	-3.7	-
Fair value cross-currency interest rate derivatives	26	-13.3	-	-13.3	-
Total		**-1,253.0**	**-0.4**	**-17.0**	**-1,235.6**

31 December 2006	Note	Total	Loans and re-ceivables	Assets at fair value through profit and loss	Deriva-tives used for hedging	Held to maturity	Available for sale
Financial assets as per balance sheet							
Equity securities	16	3.6	-	-	-	3.6	-
Debt securities	5,16	30.9	-	-	-	30.8	0.1
Income tax receivables	17	15.8	15.8	-	-	-	-
Trade receivables	20,5	405.8	389.6	-	-	-	16.2
Other receivables and prepayments	20	45.4	45.4	-	-	-	-
Fair value foreign exchange derivatives	20	1.8	-	1.8	-	-	-
Cash and cash equivalents	21	578.7	578.7	-	-	-	-
Total		**1,082.0**	**1,029.5**	**1.8**	**-**	**34.4**	**16.3**

31 December 2006	**Note**	**Total**	**Liabilities at fair value through profit and loss**	**Deriva- tives used for hedging**	**Other financial liabilities**	**Available for sale**
Financial liabilities as per balance sheet						
Interest-bearing borrowings (non-current)	23	-249.8	-	-	-249.8	-
Interest-bearing borrowings (current)	23	-92.3	-	-	-92.3	-
Income tax liabilities	17	-18.5	-	-	-18.5	-
Trade payables	26,5	-439.9	-	-	-426.2	-13.7
Other payables	26	-94.2	-	-	-94.2	-
Deferred income and accrued expenses	26	-71.1	-	-	-71.1	-
Fair value foreign exchange derivatives	26	-2.4	-2.4	-	-	-
Fair value cross currency interest rate derivatives	26	-10.6	-	-10.6	-	-
Total		**-978.8**	**-2.4**	**-10.6**	**-952.1**	**-13.7**

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. To reduce credit risk, Nutreco performs ongoing credit analysis of the financial condition of its counterparts.

The risk profile of Nutreco's customers differs per business activity:

- The animal nutrition activities in Europe, USA and Canada have a widely spread portfolio of customers. The Spanish customers of meat activities are reputable food and retail suppliers.
- As a consequence of the further concentration in the salmon farming industry, Nutreco observes a concentration of risk, which has been partly mitigated by credit insurance.
- The international growth of premixes, special feed and fish feed for other fish species has resulted in a wider and international spreading of customers but affected the credit risk for emerging markets.

Major customers for Nutreco are Marine Harvest (fish feed), Mercadona (poultry) and Maple Leaf Foods (animal nutrition). Nutreco received collateral for an amount of EUR 1.0 million (2006: EUR 0.7 million) mainly from debtors in animal nutrition.

In 2003 and 2004, Nutreco has granted subordinated loans to the Dutch Nutreco Pension Fund for a total amount of EUR 12.1 million (2006: EUR 12.1 million). The solvency of the Dutch Nutreco Pension Fund has strongly improved over the last year.

At balance sheet date a loan of EUR 24.8 million relates to the divestment of Euribrid in 2007. This loan will be paid in instalments over a five-year period. An interest of 5% is being charged by Nutreco. The nominal value of this loan amounts to EUR 27.0 million and has been discounted with a rate of 9.1%, resulting in the above amount of EUR 24.8 million (2006: EUR 0.0 million). This loan is subordinated and has been accounted for under other investments for an amount of EUR 19.4 million and under trade and other receivables for EUR 5.4 million.

Nutreco has an exposure to banks created by the usage of cash investments, foreign currency derivatives, interest rate derivatives and combinations of those derivatives. The exposure created by cash investments equals the notional amount; the exposure to the derivatives equals the fair value of derivatives.

Nutreco's cash and cash equivalents are held with reputable banks that have a credit rating equal or better than Nutreco. Cash deposits up to EUR 50 million per bank are held with banks with a rating of at least AA (Standard & Poor's). Nutreco is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, management does not expect this to happen. Provisions are formed where necessary.

The maximum amount of credit risk of all financial assets is EUR 851.2 million (2006: EUR 1,082.0 million).

(EUR x million)	2007	2006
Cash at bank and short-term bank deposits		
AAA	12.0	1.5
AA	195.7	577.2
Derivatives		
AAA	0.8	-
AA	1.4	1.9

The aging of trade and other receivables is as follows:

(EUR x million)		2007		2006
	Amount	**Provision**	**Amount**	**Provision**
Before due date	456.9	5.5	355.3	7.0
0 < 3 months after due date	116.3	8.6	82.1	3.8
3 < 6 months after due date	25.5	6.2	13.1	2.9
6 months and longer after due date	35.5	28.9	30.7	30.7
Trade and other receivables	**634.2**	**49.2**	**481.2**	**44.4**
Assets classified as held for sale	-	-	17.9	1.7
Total trade and other receivables	**634.2**	**49.2**	**499.1**	**46.1**

Movement in the group provision for impairment of trade receivables are as follows:

(EUR x million)	2007	2006
At 1 January	**46.1**	**65.5**
Additions	8.8	3.9
Release	-4.9	-2.9
Utilised during the year	-1.7	-20.4
Unwind of discount	-0.1	-0.1
Acquisitions through business combinations	2.7	1.2
Transfer to Other investments	-	-0.2
Deconsolidation	-1.7	-
Effect of movement in foreign exchange	-	-0.9
At 31 December	**49.2**	**46.1**

Interest rate risks

The specification of the total debt is disclosed in note 23. It is Nutreco's long-term policy to manage its interest rate risk exposure by fixing 50-70% of interest rates of total interest-bearing debt. Nutreco has agreed fixed interest rates for the private placement and the cumulative preference shares. In addition, part of the floating syndicated loan has been fixed with interest rate swaps. Any short-term debt is at floating interest rates.

The cash and cash equivalents have been placed out on short-term deposits with floating interest. The interest rate risk is measured on the mix of fixed and floating debt including the effects of derivatives. At balance sheet date 79% (31 December 2006: 81%) of the total interest-bearing debt is fixed.

Sensitivity analysis

At balance sheet date EUR 48.7 million (2006: EUR 28.2 million) of interest-bearing borrowings (non-current) is exposed to fluctuations of interest rates. The exposure on the sum of interest-bearing borrowings (current) and cash and cash equivalents amounts at reporting date to EUR 119.6 million net cash (2006 EUR 485.7 million net cash).

An increase of 100 basis points of all floating interest rates at reporting date would have decreased the net financing costs in the income statement by EUR 0.7 million (2006: EUR 4.6 million decreased). A decrease of 100 basis points in interest rates at 31 December would have had the equal but opposite effect. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(EUR x million)	Impact of 100 basis points increase of interest rates	
	2007	2006
Exposed interest-bearing borrowings (non-current)	-0.5	-0.3
Exposed interest-bearing borrowings (current) and cash and cash equivalents	1.2	4.9

Effective interest rate and reprising analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the period in which they are reprised:

2007	Effective interest rate	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Syndicated loans						
CAD floating loan	5.32%	-48.7	-48.7	-	-	-
CAD floating loan	5.32%	-156.6	-	-	-	-
Effect of interest rate swap	0.18%	-	-	-	-52.2	-
Effect of interest rate swap	0.26%	-	-	-	-104.4	-
		-205.3	**-48.7**	-	**-156.6**	-
Private placement						
USD fixed loan	3.92%	-30.4	-	-	-30.4	-
USD fixed loan	4.52%	-53.5	-	-	-53.5	-
USD fixed loan	5.12%	-52.2	-	-	-	-52.2
		-136.1	-	-	**-83.9**	**-52.2**
Cumulative preference shares	6.66%	**-68.1**	-	-	**-68.1**	-
Other long-term loans						
EUR loan	6.00%	-0.3	-	-	-0.3	-
EUR loan	2.00%	-0.5	-	-	-0.5	-
		-0.8	-	-	**-0.8**	-
Short-term loans						
EUR loan	5.73%	-1.1	-1.1	-	-	-
CNY loan	6.03%	-6.5	-6.5	-	-	-
CNY loan	6.03%	-1.1	-1.1	-	-	-
JPY loan	1.60%	-2.2	-2.2	-	-	-
JPY loan	1.60%	-0.8	-0.8	-	-	-
HUF loan	8.50%	-3.5	-3.5	-	-	-
CAD Loan	5.70%	-0.6	-0.6	-	-	-
		-15.8	**-15.8**	-	-	-
Bank overdrafts						
MXN loan	8.35%	-8.0	-8.0	-	-	-
Classified as part of cash pools	4.31%	-38.9	-38.9	-	-	-
Other bank overdraft	4.66%	-25.4	-25.4	-	-	-
		-72.3	**-72.3**	-	-	-
Cash and cash equivalents						
EUR deposit	3.90%	15.0	15.0	-	-	-
USD deposit	4.45%	10.4	10.4	-	-	-
EUR deposit	4.05%	15.0	15.0	-	-	-
EUR deposit	4.05%	15.0	15.0	-	-	-
EUR deposit	3.96%	5.0	5.0	-	-	-
EUR deposit	3.97%	10.0	10.0	-	-	-
EUR deposit	4.25%	20.0	20.0	-	-	-
Classified as part of cash pools	4.31%	38.9	38.9	-	-	-
Other cash and cash equivalents	3.81%	78.4	78.4	-	-	-
		207.7	**207.7**	-	-	-
Amortisation refinancing costs		**0.8**	**0.8**	-	-	-
Total net cash position		**-289.9**	**71.7**	-	**-309.4**	**-52.2**
Effect of financial derivatives (recognised in translation reserve)						
Effect of cross-currency swap USD/AUD	2.72%	10.1	-	-	10.1	-
Effect of cross-currency swap USD/NOK	0.66%	36.5	-	-	36.5	-
Effect of cross-currency swap USD/CAD	-0.35%	41.1	-	-	-	41.1

2006	Effective interest rate	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Syndicated loans						
GBP floating loan	5.63%	-11.8	-11.8	-	-	-
CAD floating loan	4.63%	-12.8	-12.8	-	-	-
YEN floating loan	0.88%	-3.1	-3.1	-	-	-
		-27.7	**-27.7**	**-**	**-**	**-**
Private placement						
USD fixed loan	3.92%	-34.4	-	-	-34.4	-
USD fixed loan	4.53%	-59.8	-	-	-59.8	-
USD fixed loan	5.12%	-45.8	-	-	-	-
Effect of cross-currency swap USD/EUR	-1.14%	-	-	-	-	-45.8
USD fixed loan	5.12%	-12.6	-	-	-	-12.6
		-152.6	**-**	**-**	**-94.2**	**-58.4**
Cumulative preference shares	6.66%	**-68.1**	**-**	**-**	**-68.1**	**-**
Financial lease obligations	3.90-7.09%	**-0.1**	**-**	**-**	**-0.1**	**-**
Long-term bank loans						
EUR bank loan	0.00%	-0.3	-	-	-	-0.3
INR bank loan	9.50%	-0.3	-0.3	-	-	-
CAD bank loan	0.00%	-0.1	-	-	-0.1	-
		-0.7	**-0.3**	**-**	**-0.1**	**-0.3**
Other long-term loans						
EUR loan	0.00%	-0.4	-	-	-	-0.4
EUR loan	6.00%	-0.2	-	-	-0.2	-
		-0.6	**-**	**-**	**-0.2**	**-0.4**
Short-term loans						
HUF bank loan	8.80%	-3.6	-	-3.6	-	-
YEN bank loan	1.28%	-3.1	-3.1	-	-	-
CNY bank loan	5.02%	-2.9	-2.9	-	-	-
EUR bank loan	4.00%	-0.5	-0.5	-	-	-
BRL bank loan	16.80%	-0.1	-0.1	-	-	-
		-10.2	**-6.6**	**-3.6**	**-**	**-**
Bank overdrafts						
MXN loan	7.50%	-2.7	-2.7	-	-	-
Classified as part of cash pools	3.64%	-69.5	-69.5	-	-	-
Other bank overdraft	4.39%	-10.6	-10.6	-	-	-
		-82.8	**-82.8**	**-**	**-**	**-**
Cash and cash equivalents						
EUR deposit	3.65%	70.2	70.2	-	-	-
EUR deposit	3.60%	45.0	45.0	-	-	-
EUR deposit	3.65%	5.0	5.0	-	-	-
EUR deposit	3.62%	150.8	150.8	-	-	-
EUR deposit	3.60%	150.8	150.8	-	-	-
EUR deposit	3.53%	0.5	0.5	-	-	-
EUR deposit	3.58%	15.0	15.0	-	-	-
NOK deposit	3.90%	8.5	8.5	-	-	-
Classified as part of cash pools	3.64%	69.5	69.5	-	-	-
Other cash and cash equivalents	3.39%	63.4	63.4	-	-	-
		578.7	**578.7**	**-**	**-**	**-**
Amortisation refinancing costs		**0.7**	**0.7**			
Total net cash position		**236.6**	**462.0**	**-3.6**	**-162.7**	**-59.1**

	Effective interest rate	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Effect of financial derivatives (recognised in translation reserve)						
Effect of cross-currency swap USD/AUD	2.72%	11.3	-	-	11.3	-
Effect of cross-currency swap USD/NOK	0.66%	40.8	-	-	40.8	-

Foreign currency transaction risk

Nutreco's hedging policy aims to mitigate risks from foreign currency transactions. In the business sector of animal nutrition and fish feed, price changes as a result of foreign currency movements generally can, with a certain delay, be passed through to customers. In some markets, sales contracts include price clauses to cover foreign currency movements. Most of the foreign currency purchases are denominated in USD, while sales primarily are in the currencies of Nutreco's local operations, mainly EUR, CAD and NOK. The possibility and time to pass foreign currency movements through varies per market and are regularly assessed.

Nutreco's foreign currency transaction exposure is determined by foreign currency movements that are not likely to be passed through. This foreign currency exposure is managed by means of financial instruments like foreign currency forward contracts and swaps as well as short-term bank balances in foreign currencies. In consistency with the average pass-through period, the average maturity of financial instruments is three months, generally with a maximum of twelve months.

In 2007, foreign currency transactions risks for trade receivables mainly comprise the currencies euro and US dollar for respectively EUR 15.7 million and EUR 11.0 million. The foreign currency transaction risks for trade payables are in the currencies euro and US dollar for respectively EUR 23.9 million and EUR 44.7 million.

Nutreco's risk management policy describes that recognised exposures of operating companies, mainly consisting of working capital and other monetary items in non-functional currencies, are generally fully hedged. The exposure is hedged with internal financial instruments. The monthly revaluation of recognised items and the revaluation of the related financial instruments are, according to the fair value accounting principles reported in the gross margin of operating companies.

Not recognised exposures, like highly probable forecasted payments and receipts in non-functional currencies in the coming three months, are hedged on the basis of pass-trough possibilities and probability of occurrence. The not recognised exposure is hedged with internal financial instruments. Except for financial instruments for which hedge accounting is applied, the revaluation of financial instruments is, according to the fair value accounting principles, reported in the gross margin of operating companies.

The revaluation of recognised exposure and the revaluation of financial instruments for which fair value accounting is applied resulted in 2007 in a negative foreign currency effect in gross margin of EUR 0.01 million (2006: EUR 0.8 million losses).

The revaluation of financial instruments for which hedge accounting is applied is reported in equity and recognised in the income statement at maturity. At 31 December 2007, financial instruments with a negative fair value of EUR 0.3 million (2006: EUR 0.3 million positive) are reported in the hedging reserve, as part of equity.

Operating companies monthly report recognised and not recognised exposures as well as the related financial instruments to Group Treasury. This report is used to determine compliance with the risk management policy and to determine requirement of additional financial instruments.

Nutreco Corporate is the counterparty for internal financial instruments of the operating companies resulting in a foreign currency exposure for Nutreco Corporate which is, together with the exposure from corporate transactions, hedged by external financial instruments. The revaluation of corporate monetary items, internal and external financial instruments is reported separately as part of net financing costs. In 2007, the foreign currency exposure of Nutreco Corporate resulted in a negative foreign currency effect of EUR 0.4 million (2006: EUR 0.6 million losses).

On 31 December 2007, the notional amount of outstanding foreign currency financial instruments related to transaction risk totalled EUR 258.0 million (2006: EUR 264.9 million), mainly relating to USD, NOK and GBP. The net fair value of the outstanding foreign currency financial instruments related to transaction risk amounted to EUR 1.1 million (2006: EUR 0.6 million losses).

Translation exposure

Nutreco is exposed to foreign currency translation risks of investments in foreign operations and the net income of these foreign operations. Nutreco aims to avoid any direct impact in its income statement as a consequence of foreign currency risk related to net investments. The objective is to restrict the annual and cumulative impact in its equity as a consequence of foreign currency risk related to net investments.

To mitigate the foreign currency exposure of foreign operations, the currency of Nutreco's external funding is matched with the required financing of foreign operations, either directly by external foreign currency loans, by using foreign currency contracts or by using cross-currency interest rate swaps.

The translation exposure is measured on currency limits, a portfolio limit and the investment limit for specific net investments. The currency limit defines on the maximum exposure as a percentage of the capital invested in the foreign currency. The risk that the total value of the net investments changes significantly in a year is managed by a portfolio limit. The probability of a significant change is calculated by the weighted exposure per currency and the volatility per currency.

Nutreco measures the translation exposure by the total amount of the capital invested per foreign currency reduced by the amount of net investment hedges in the same foreign currency.

At balance sheet date EUR 442.4 million (2006: EUR 149.1) million of foreign currency borrowings, including the effect of AUD/USD (EUR 11.9 million), CAD/USD (EUR 44.0 million) and NOK/USD (EUR 47.0 million) cross-currency interest rate swaps, are effectively used as net investment hedge for investments in AUD, CAD, NOK, USD and MXN. Revaluation of these loans and related cross-currency interest rate swaps is reported in the translation reserve.

In addition Nutreco has used foreign currency swaps to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies. On 31 December 2007, the notional amount of outstanding foreign currency financial instruments related to translation risk totalled EUR 51.6 million (2006: EUR 0.0 million), mainly relating to AUD, MXN, GBP, JPY and CAD. The net fair value of the outstanding foreign currency financial instruments related to translation risk amounted to EUR 0.7 million (2006: EUR 0.0 million).

The translation exposure for the main currencies amounts:

2007 (EUR x million)	**Capital invested as at 31 December 2007**	**Net investment hedge as at 31 December 2007**	**Exposure as at 31 December 2007**	**Translation reserve 1 January 2007**	**Movement**	**Translation reserve 31 December 2007**
AUD	34.8	22.1	12.7	-0.1	-0.2	-0.3
CAD	360.0	267.9	92.1	3.0	4.3	7.3
GBP	29.9	28.3	1.6	-0.4	-1.1	-1.5
NOK	118.4	55.6	62.8	-5.9	2.7	-3.2
USD	100.8	51.0	49.8	2.9	-4.5	-1.6

2006 (EUR x million)	**Capital invested as at 31 December 2006**	**Net investment hedge as at 31 December 2006**	**Exposure as at 31 December 2006**	**Translation reserve 1 January 2006**	**Movement**	**Translation reserve 31 December 2006**
AUD	31.7	14.0	17.7	0.4	-0.5	-0.1
CAD	55.2	13.1	42.1	5.3	-2.3	3.0
GBP	26.8	11.9	14.9	-0.5	0.1	-0.4
NOK	88.9	54.2	34.7	-5.3	-0.6	-5.9
USD	117.8	50.0	67.8	6.2	-3.3	2.9

Sensitivity analyses

A 10% strengthening of the following foreign currencies against the euro at reporting date would have decreased equity by EUR 22.0 million (2006: 17.8 million). A 10% weakening of the following foreign currencies against the euro at reporting date would have had the equal but opposite effect. This analysis assumes that all other variables, in particular interest rates, remain constant.

(EUR x million)	Impact of 10% strengthening of foreign currencies	
	2007	2006
AUD	1.3	1.8
CAD	9.2	4.2
GBP	0.2	1.5
NOK	6.3	3.5
USD	5.0	6.8

Commodity risk

Commodities are products of value and uniform quality that are produced or supplied in large quantities by many different producers, whereby these products of different producers or suppliers are considered to be equivalent and interchangeable. Some of the raw materials Nutreco is using, like soybeans, grains, wheat, fishmeal and oil, to produce end-products are commodities. Most of these commodities are traded on regulated markets. Nutreco trades on the exchanges of the Chicago Board of Trade (CBOT) and on the French future exchange (Matif), which is part of Euronext. The susceptibility of commodity prices, due to the imbalances between supply and demand, distinguishes commodity risks from risk related e.g. interest rates or exchange rates.

Nutreco's risk management policy aims to mitigate the price and volume risks related to commodities. Although Nutreco is generally able to pass price changes of commodities on to product prices the risk management policy defines procedures, responsibilities and tools for purchasing of commodities and the use of financial instruments.

In general, the risk exposure may not exceed the maximum risk limits as defined for all hierarchical levels. In addition early warning limits have been set as precaution system. In case of excess, corrective actions become applicable. To monitor the risk exposure, a management reporting system has been developed.

Nutreco is using derivative instruments, such as forward contracts and futures, to mitigate significant anticipated earnings fluctuations.

If Nutreco buys futures for the purpose of actual delivery of the underlying goods, the risks are treated as a normal physical forward contract. Nutreco has commodity based contracts to buy underlying commodities, mainly for grains and soya meal. Nutreco uses futures in addition to traditional physical contracts to fix the price of the underlying commodity. Futures are treated as financial instruments and fair value accounting is applied. In case the futures are converted into physical forward contracts, fair value accounting is applied up to the moment of conversion.

Nutreco is entering into the following two risks by purchasing commodities:

1. Volume risk:
   a. The risk of the difference between the normal used volume and the contracted purchased volume
   b. The increase or decrease in orders/sales
2. Price risk: the difference between the actual market price and the average contracted price

Ad 1: Volume risks:
Volume risks are limited within Nutreco. To mitigate this risk the committed purchase position is based upon continuously updated sales forecast and nutritional optimisation based upon actual market prices Although, the market is relatively stable due to high supplier and brand loyalty of customers, fluctuations in sales can be off set via forward rolling of contracts.

Ad 2: Price risks:
In order to mitigate the risk of price fluctuations, the price risks can be partly hedged and partly transferred into customers contracts. Nutreco uses to a limited extent futures to hedge the risk of price fluctuations. The advantage of futures is the permanent availability of a liquid market in which positions can be bought and/or sold. Most contracts are physical forward contracts. Depending on the situation of the market, Nutreco enters into these contracts.

The fair value, on balance sheet date, of the outstanding future contracts amounts to zero (2006: EUR 0.8 million positive) and is reported in the balance sheet under trade and other receivables. During the year this position fluctuates.

Liquidity risk

Of the total facilities of EUR 1,078 million, an amount of EUR 459 million had been used as at year-end 2007 (2006: EUR 1,037 million and EUR 300 million, respectively).

Nutreco aims to optimise its international and local cash/borrowings positions by minimising its net interest expenses and maximising its net interest income, respectively, and by minimising the bank costs.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

As at 31 December 2007, Nutreco has sufficient liquidity for the expected cash outflows.

Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:

(EUR x million)	Currency	Nominal interest rate as at 31 December 2007	Year of maturity	2007 Fair value	2007 Carrying amount	2006 Fair value	2006 Carrying amount
Syndicated loan	CAD	5.32%	2010	205.3	205.3	12.8	12.8
Syndicated loan	GBP			-	-	11.8	11.8
Syndicated loan	YEN			-	-	3.1	3.1
Private placement	USD	3.92%	2009	31.8	30.4	33.8	34.4
Private placement	USD	4.52%	2011	55.9	53.5	59.3	59.8
Private placement	USD	5.12%	2014	54.4	52.2	55.2	58.4
Cumulative preference shares	EUR	6.66%	2010	69.5	68.1	71.1	68.1
Financial lease liabilities	CAD			-	-	0.1	0.1
Long-term bank loan	EUR			-	-	0.2	0.3
Long-term bank loan	INR			-	-	0.3	0.3
Long-term bank loan	CAD			-	-	0.1	0.1
Other loan	EUR	6.00%	2016	0.3	0.3	0.3	0.4
Other loan	EUR	2.00%	2009	0.5	0.5	0.2	0.2
Short-term loan	HUF	8.50%	2008	3.5	3.5	3.6	3.6
Short-term loan	YEN	1.60%	2008	2.2	2.2	3.1	3.1
Short-term loan	EUR	5.73%	2008	1.1	1.1	0.5	0.5
Short-term loan	BRL			-	-	0.1	0.1
Short-term loan	CNY	6.03%	2008	6.5	6.5	2.9	2.9
Short-term loan	CNY	6.03%	2008	1.1	1.1	-	-
Short-term loan	CAD	5.70%	2008	0.6	0.6	-	-
Short-term loan	YEN	1.60%	2008	0.8	0.8	-	-
MXN loan	MXN	8.35%	2008	8.0	8.0	2.7	2.7
Classified as part of cash pools	EUR	4.31%	2008	38.9	38.9	69.5	69.5
Other bank facility	EUR	4.66%	2008	25.4	25.4	10.6	10.6
Amortisation refinancing costs				-0.8	-0.8	-0.7	-0.7
Total borrowings				**505.0**	**497.6**	**340.6**	**342.1**

Maturity profile financial assets and liabilities

2007 (EUR x million)	**Total amount**	**6 months or less**	**6-12 months**	**1-5 years**	**More than 5 years**
Financial assets as per balance sheet					
Equity securities	4.2	-	-	-	4.2
Debt securities	38.9	-	-	26.8	12.1
Income tax receivables	15.4	15.4	-	-	-
Trade receivables	509.9	509.9	-	-	-
Other receivables	72.9	72.9	-	-	-
Foreign exchange derivatives inflow	195.7	154.0	41.7	-	-
Foreign exchange derivatives outflow	-197.7	-155.8	-41.9	-	-
Cash and cash equivalents	207.7	207.7	-	-	-
Liabilities					
Interest-bearing borrowings (non-current)	-410.3	-	-	-358.1	-52.2
Interest-bearing borrowings (current)	-87.3	-87.3	-	-	-
Income tax liabilities	-5.3	-5.3	-	-	-
Trade payables	-555.5	-555.5	-	-	-
Other payables	-78.1	-78.1	-	-	-
Deferred income and accrued expenses	-99.1	-99.1	-	-	-
Foreign exchange derivatives inflow	114.1	105.6	8.5	-	-
Foreign exchange derivatives outflow	-114.8	-106.3	-8.5	-	-
Interest rate derivatives inflow	30.9	3.8	3.8	23.3	-
Interest rate derivatives outflow	-33.4	-4.1	-4.1	-25.2	-
Cross-currency interest rate derivatives inflow	108.0	2.1	2.1	59.5	44.3
Cross-currency interest rate derivatives outflow	-126.5	-2.7	-2.7	-73.9	-47.2

2006 (EUR x million)	**Total amount**	**6 months or less**	**6-12 months**	**1-5 years**	**More than 5 years**
Financial assets as per balance sheet					
Equity securities	3.6	-	-	-	3.6
Debt securities	30.9	0.1	-	18.7	12.1
Income tax receivables	15.8	15.8	-	-	-
Trade receivables	405.8	405.8	-	-	-
Other receivables	45.4	45.4	-	-	-
Foreign exchange derivatives Inflow	119.8	119.8	-	-	-
Foreign exchange derivatives outflow	-119.8	-119.8	-	-	-
Cash and cash equivalents	578.7	578.7	-	-	-
Liabilities					
Interest-bearing borrowings (non-current)	-249.8	-28.0	-	-162.7	-59.1
Interest-bearing borrowings (current)	-92.3	-88.7	-3.6	-	-
Income tax liabilities	-18.5	-18.5	-	-	-
Trade payables	-439.9	-439.9	-	-	-
Other payables	-94.2	-94.2	-	-	-
Deferred income and accrued expenses	-71.1	-71.1	-	-	-
Foreign exchange derivatives Inflow	117.5	117.5	-	-	-
Foreign exchange derivatives outflow	-117.7	-117.7	-	-	-
Cross-currency interest rate derivatives inflow	124.7	2.1	2.4	68.5	51.7
Cross-currency interest rate derivatives outflow	-135.8	-2.1	-2.6	-76.1	-55.0

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by Nutreco using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that Nutreco could realise in a current market exchange or the value that ultimately will be realised by Nutreco upon maturity or disposition.

(EUR x million)	31 December 2007		31 December 2006	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets				
Equity securities	4.2	4.2	3.6	3.6
Debt securities	38.9	38.9	30.9	30.9
Income tax receivable	15.4	15.4	15.8	15.8
Trade receivable	509.9	509.9	405.8	405.8
Other receivables	72.9	72.9	45.4	45.4
Fair value foreign exchange contracts	2.2	2.2	1.8	1.8
Cash and cash equivalents	207.7	207.7	578.7	578.7
Liabilities				
Interest-bearing borrowings (non-current)	-410.3	-417.7	-249.8	-248.3
Interest-bearing borrowings (current)	-87.3	-87.3	-92.3	-92.3
Income tax liabilities	-5.3	-5.3	-18.5	-18.5
Trade payables	-555.5	-555.5	-439.9	-439.9
Other payables	-78.1	-78.1	-94.2	-94.2
Deferred income and accrued expenses	-99.1	-99.1	-71.1	-71.1
Fair value foreign exchange contracts	-0.4	-0.4	-2.4	-2.4
Fair value interest rate derivatives	-3.7	-3.7	-	-
Fair value cross currency interest rate derivatives	-13.3	-13.3	-10.6	-10.6

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, trade and other receivables, trade and other payables and income tax assets and liabilities

The carrying amounts approximate fair value because of the short maturity of those instruments.

Investments in debt securities

For investments in debt securities, fair value is based upon the current market rates.

Interest-bearing borrowings (current and non-current)

The fair value is estimated on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements and interest rate contracts with comparable terms and maturities.

Fair value foreign exchange contracts, interest rate swaps and cross-currency interest rate derivatives

The fair value calculation of the foreign exchange contracts, interest rate swaps and cross-currency interest rate derivatives is based on the discounted cash flow method of future cash flows. The discounted calculation is based on actual market exchange rates and actual market yield curves on reporting date.

Capital risk management

An optimal capital structure contributes to Nutreco's objective to create shareholder value. Nutreco uses interest-bearing borrowings, including cumulative preference shares to achieve an optimal capital structure. In addition to this Nutreco uses credit facilities and bank debt for temporarily funding or working capital needs. The optimal capital structure is based on a net debt to equity ratio of approximately 1.0, a maximum net debt to EBITDA ratio of 3.0 and an minimum interest coverage ratio of 5.0.

As at 31 December 2007 the net debt to equity ratio amounts to 0.45, the net debt to EBITDA ratio amounts to 1.47 and the interest coverage amounts to 19.5.

As at 31 December 2007, Nutreco has a net debt position of EUR 289.9 million (2006: net cash position of EUR 236.6 million).

(28) Commitments and contingencies

At 31 December 2007, the total non-current lease commitments amounted to EUR 72.5 million (2006: EUR 72.5 million). The annual operating lease and rental commitments are as follows:

(EUR x million)	2007	2006[1]
Non-current lease commitments	**72.5**	**72.5**
Year 1	24.1	20.1
Year 2	22.4	18.8
Year 3	19.3	16.5
Year 4	3.5	14.8
After four years	3.2	2.3
	72.5	**72.5**
Contingencies		
Capital expenditure not yet invoiced	9.8	7.9
Guarantees	16.3	27.7
Total	**26.1**	**35.6**

The fish feed operations of Skretting Salmon Feed in Norway have secured their outbound logistics by entering into a five-year contract, with an option to extend by three years, with a strategic fish feed transporter. This contract comprises an outbound freight commitment and is qualified as an operating lease contract and the five-year commitment amounts to EUR 62.5 million (2006: EUR 62.5 million).

In the normal course of business, certain group companies issued guarantees totalling EUR 16.3 million (2006: EUR 27.7 million), including the following guarantees. For the obligations of Nutreco Insurance N.V. a bank guarantee has been issued in favour of the insurance company for the amount of a maximum of EUR 6.0 million in relation to the retention risk for its liability and property damage insurance as occurred up and until December 2007.

The guarantee in favour to the banks of certain suppliers of Euribrid of EUR 3.7 million at 31 December 2007 was released in February 2008.

1 The 2006 figures are restated for the contract for outbound logistics (EUR 62.5 million).

(29) Related party transactions

Nutreco identifies its associates, joint ventures, Nutreco Pension Fund and key management as related parties. Nutreco considers the members of the Executive Board as key management (see also note 24).

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with third parties.

The details are as follows:

(EUR x million)	2007	2006
Revenue to related parties	6.1	44.2
Amounts owed from related parties	1.5	-
Net financing costs	0.9	0.9
Investments in debt securities	12.1	12.1

Investments in debt securities reflect the loans provided by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004 (see also note 16).

Due to the divestment of Marine Harvest effectuated in the course of 2006 the related party transactions have significantly been decreased.

In 2007 and 2006, no transactions with key management took place.

(30) Subsequent events

Copaga

Nutreco announced on 5 November 2007 that it has signed a letter of intent to buy the feed and meat assets of Copaga in Catalonia, Spain. The assets of Copaga to be acquired comprise a feed factory, a poultry processing facility and a pig integration business.

Nutreco completed the acquisition on 31 January 2008. The consideration for this transaction amounts approximately EUR 20 million including investments in working capital. It will add approximately EUR 50 million in revenues and will be EPS enhancing.

The feed factory has a capacity of approximately 300,000 tonnes and will strengthen Nutreco's market position in the region. The pig integration business of Copaga produces approximately 200,000 pigs per year.

The acquisition of these assets of Copaga enables Nutreco to further optimise feed and meat capacity in Spain and reduce production costs.

An additional EUR 10 million will be paid for the ownership of the poultry processing facility which has been leased since July 2000.

Marine Net

On 11 January 2008 Nutreco announced the acquisition of fish feed production facilities in Japan. Nutreco's fish feed subsidiary Skretting Japan acquires the fish feed production facilities of Marine Net Co. Ltd. Previous to the acquisition, Marine Net already produced the majority of the fish feed for Skretting Japan. The purchase price amounts approximately EUR 15 million, including investments in working capital and capex.

With this transaction Nutreco acquires the largest extruded feed factory in Japan, located in the international port city of Imari. The acquisition of these assets enables Skretting to further optimise production. Hence it allows Skretting to secure the quality, safety and traceability of their products which is increasingly demanded by Japanese customers.

This acquisition is a next step in strengthening Skretting's market position in Japan. The Japanese marine fish feed market is one of the biggest in the world with a annual production volume at around 600,000 tonnes. The major fish species for which feed is produced are yellowtail and red sea bream. Skretting has currently a market share in Japan of approximately 8%. The newly acquired assets create the potential to increase this market share. After the acquisition Skretting Japan will have 90 employees and annual revenues of EUR 45 million.

The new step in Japan fits in Nutreco's strategy to expand the company's fish feed businesses in Japan and Asia Pacific.

Nelson and Sons, Inc. (Silver Cup)

Nutreco's fish feed subsidiary Skretting announced on 18 January 2008 the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed. The company has two production facilities near Salt Lake City, Utah. The total consideration for this transaction is EUR 11 million.

Nelson and Sons is a family owned business with 50 employees that started to produce fish feed in 1956. The company produces for the freshwater markets in Western USA, including a significant share in the Idaho Trout business. The company is also active in Canada and Mexico. The total annual fish feed production is around 30,000 tonnes. The company has annual revenues of approximately EUR 17 million. The profitability is in line with the profitability of Skretting's fish feed business.

This acquisitions fits in Nutreco's strategy to expand the company's fish feed businesses in new markets.

(31) Accounting estimates and judgements

Certain accounting estimates and judgements are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current estimates and judgements. The most important accounting estimates and judgements are:

Goodwill and long-lived assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are not subject to amortisation are tested annually for impairment.
For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The allocation is made to choose cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognised are as follows:

- Determining cash-generating units or groups of cash-generating units
- Timing of impairment tests
- Determining the discount rate
- Projecting cash flows

The carrying amounts of goodwill have been allocated to the primary segments as follows:

(EUR x million)	2007	2006
Segments		
Animal nutrition		
Compound feed Europe	5.4	5.4
Premix & speciality feed	55.5	57.3
Animal nutrition Canada	88.3	
Total animal nutrition	**149.2**	**62.7**
Fish feed	**15.9**	**16.0**
Meat & other	**21.6**	**-**
Total	**186.7**	**78.7**

Research and development expenditure

The project stage forms the basis in the decision whether costs made for Nutreco's product development programmes should be capitalised or not. Management judgement is required in determining when Nutreco should start capitalising development costs as intangible assets. The costs of patent projects are capitalised at the moment the Company receives final approval from the regulatory authority for the registration of the patent.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at fair value less estimated point-of-sale costs except for breeders and research animals. For some assets are no market determined prices available and alternative estimates of fair value are determined to be unreliable. These biological assets are measured at its costs less any accumulated depreciation and any accumulated impairment losses. When the fair value of these assets becomes reliably measurable, these assets will be measured at their fair value less estimated point-of-sale costs.

The determination of fair values of biological assets is performed by making use of the most recent market price, provided that there has not been a significant change in economic circumstances between the date of that transaction and the balance sheet date.

Acquisitions

The costs of new acquired entities are measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and any costs directly attributable to the acquisition. Any value assigned to the identifiable assets is determined by reference to an active market, independent appraisal or estimated by management based on cash flow projections.

Provisions

The amounts recognised as a provision are the management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. This is the amount management expects to pay to settle the obligation at balance sheet date or to transfer it to a third party at that time.

Pension costs are based on actuarial assumptions to make a reliable estimate of the amount of benefit that employees have earned in return for their services in the current and prior period. The principal actuarial assumptions used are:

- Discount rate
- Long-term rate on return on assets
- Expected return on plan assets
- Salary increases
- Inflation

The fair value of any plan assets is based on market prices.

Deferred tax assets

Nutreco recognises deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant fiscal unity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the fiscal unity.

Regarding a net operating loss of EUR 94.0 million, management believes, based upon the level of historical taxable income and projections for future taxable income, that future tax profits will be available against which the benefits can be utilised.

Regarding a net operating loss of EUR 59.1 million, management believes, based upon the level of historical taxable income and projections for future taxable income, it is more likely than not that no future tax profits will be available against which the benefits can be utilised. Consequently, based on management's judgement, sufficient convincing other evidence is not available and a deferred tax asset is therefore not recognised regarding this operating loss.

Financial instruments and put options

Management has used their judgement for the allocation of financial instruments into the categories:

- Held to maturity
- Held for trading
- Available for sale
- Long-term receivable

Further, management has used their judgement to determine the fair value of the financial instruments and the hedge effectiveness of their hedging transactions (see also note 27).

Litigations and claims

Nutreco is party to various legal proceedings generally incidental to our business. In connection with these proceedings and claims, management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavourable outcome and whether the amount of the loss could be reasonably estimated. Subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. Legal costs related to litigation are accrued for in the income statement at the time when the related legal services are actually provided to Nutreco.

(32) Notes to the consolidated cash flow statement

General

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as effects of movement in foreign exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

Net cash from operating activities

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

Net cash used in investing activities

Cash used in the purchase of long-lived assets consists of the actual amounts paid during the year.

Dividends paid

In 2007 EUR 32.6 million (2006: EUR 18.6 million) dividend was paid to the equity holders of Nutreco on normal shares. In addition, EUR 171.2 million was paid to the equity holders of Nutreco as a capital repayment. In 2006 EUR 314.2 million was paid to the equity holders of Nutreco as an interim superdividend on normal shares. Dividend paid on cumulative preference shares 'A' are considered as interest under IFRS.

Sundry

Most of the movements in the cash flow statement can be reconciled to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	**Working capital[1]**	**Employee benefits**	**Provisions**	**Interest-bearing debt[2]**
As at year-end 2006	67.6	-41.1	-26.9	-259.3
As at year-end 2007	176.6	-35.4	-34.5	-425.3
Balance sheet movement	**-109.0**	**-5.7**	**7.6**	**166.0**
Adjustments				
Effect of movement in foreign exchange	-4.6	0.1	0.1	11.9
Acquisition/divestment of subsidiaries	68.6	-5.5	-1.6	-3.4
Effect of movement in items classified as held for sale	1.3	-	-	1.6
Other	-2.9	-	-	-
Change in cash flow	**-46.6**	**-11.1**	**6.1**	**176.1**

1 Inventories, biological assets, trade and other receivables, financial assets and trade and other payables.

2 Non-current interest-bearing borrowings and current interest-bearing borrowings excluding bank overdrafts.

Company balance sheet

(EUR x million)	Note	31 December 2007	31 December 2006
Financial fixed assets	3	**377.2**	**285.3**
Current assets			
Receivables from group companies		339.7	542.0
Cash and cash equivalents		0.5	3.4
		340.2	**545.4**
Total assets		**717.4**	**830.7**
Issued and paid-up share capital		8.4	8.4
Share premium account		159.5	330.7
Treasury shares		-31.7	-45.8
Hedging reserve		-4.0	-3.3
Retained earnings		381.0	-73.2
Undistributed result		118.6	519.5
Legal reserve	4	11.6	7.8
Shareholders' equity		**643.4**	**744.1**
Non-current liabilities			
Long-term debt	5	68.1	68.1
		68.1	**68.1**
Current liabilities			
Interest-bearing borrowings		3.6	1.1
Trade and other payables		2.3	17.4
		5.9	**18.5**
Total liabilities		**74.0**	**86.6**
Total equity and liabilities		**717.4**	**830.7**

Company income statement

(EUR x million)	Note	2007	2006
Net result from group companies		92.4	123.2
Other net income	6	26.2	396.3
Net result		**118.6**	**519.5**

Notes to the Company's financial statements

Principles of valuation and income determination

(1) General

The Company's financial statements are part of the 2007 consolidated financial statements of Nutreco Holding N.V. With reference to the Company income statement of Nutreco Holding N.V., use has been made of the exemption pursuant to section 402 of Book 2 of the Netherlands Civil Code.

(2) Principles for the measurement of assets and liabilities and the determination of the result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its Company's financial statements, Nutreco Holding N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the Company's financial statements of Nutreco Holding N.V. are the same as those applied for the consolidated IFRS financial statements. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method. These consolidated IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as IFRS). Please see pages 84 to 96 for a description of these principles.

The share in the result of participating interests consists of the share of Nutreco Holding N.V. in the result of these participating interests. Results on transactions where the transfer of assets and liabilities between Nutreco Holding N.V. and its participating interests and mutually between participating interests themselves are not incorporated insofar can be deemed to be unrealised.

(3) Financial fixed assets

(EUR x million)	2007	2006
As at 1 January	**285.3**	**431.2**
Disposals/additions	-	-258.7
Net result from group companies	92.4	123.2
Effect of movement in foreign exchange	-0.5	-10.4
As at 31 December	**377.2**	**285.3**

(4) Legal reserve

The general legal reserve consists of the following:

(EUR x million)	2007	2006
Translation reserve	4.1	7.2
Capitalised development costs	7.5	0.6
Total	**11.6**	**7.8**

(5) Long-term debt

Long-term debt consists of the cumulative preference shares. Refer to note 23 of the consolidated financial statements.

(6) Other net income

Other net income mainly represents the interest income from subsidiaries and associates and results from discontinued operations disposed of in 2007 and 2006.

(7) Commitments and contingencies

Guarantees as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce in 's-Hertogenbosch. The liabilities of these companies to third parties and to investments in associates totalled EUR 103.1million as at 31 December 2007 (2006: EUR 74.2 million).

(8) Average number of employees

The Company did not employ any person in 2007.

Amersfoort, 12 March 2008

The Supervisory Board
The Executive Board

Other information

Profit appropriation

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 29 and 30, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the consolidated financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2007

The General Meeting of Shareholders of 18 May 2006 resolved to fix the annual dividend payout ratio at 35-45% of the net profit attributable to holders of ordinary shares for the year, excluding impairment and the book result on disposed activities. The dividend will be distributed in cash or as a stock dividend at the shareholder's option.

The proposed dividend per share amounts to EUR 1.64 (2006: EUR 1.60). The payout ratio amounts to 45% of the total result for the period attributable to equity holders of Nutreco excluding impairment and book gains and losses on divestments. The Company already distributed an interim dividend of EUR 0.35 per ordinary share in August 2007. The total dividend for 2007 amounts to EUR 1.64 (2006: EUR 10.60). Following adoption by the General Meeting of Shareholders, the final dividend of EUR 1.29 (2006: EUR 1.30) may be distributed in shares or in cash at the shareholder's option. The stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 17 April 2008. The exchange ratio will be fixed after the close of trading on 2 May 2008. This ratio will be based on the weighted average share price of the last three days of the option period – 29 and 30 April and 2 May 2008. Both the cash dividend and the stock dividend will be made available to the shareholders on 8 May 2008.

Special rights provided for by the articles of association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in Appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 26 April 2007, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares.
- The voting right is not subject to any limitation. All shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights.
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com > Corporate governance > Articles of Association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made. Nutreco International B.V., a subsidiary of Nutreco Holding N.V. has a raw materials purchase agreement with BASF which can be terminated in case of a change in control of the Company.

Appointment of the external auditor

At the General Meeting of Shareholders held on 26 April 2007, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the end of the accounting year following its appointment (i.e. till 31 December 2008). The General Meeting of Shareholders to be held on 15 April 2008 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the accounting year 2009.

Auditor's report

To: Annual General Meeting of Shareholders of Nutreco Holding N.V.

Report on the financial statements

We have audited the financial statements of Nutreco Holding N.V., Boxmeer, for the year 2007 as set out on pages 80 to 158. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2007, the income statement, the statement of changes in equity and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2007, the company profit and loss account for the year then ended and the notes.

Management's responsibility

Management of the company is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at 31 December 2007, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the Company as at 31 December 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, 12 March 2008

KPMG ACCOUNTANTS N.V.
R.P. Kreukniet RA

Ten years of Nutreco income statement

(EUR x million)	2007	2006	2005[1]	2004 IFRS[1]	2004 D-GAAP	2003[2]	2002	2001	2000	1999	1998
Revenue	4,021	3,031	2,774	3,269	3,858	3,674	3,810	3,835	3,126	2,601	2,465
Raw materials	3,153	2,308	2,056	2,381	2,776	2,593	2,731	2,775	2,245	1,880	1,840
Gross margin	**868**	**723**	**718**	**888**	**1,082**	**1,081**	**1,079**	**1,060**	**881**	**721**	**625**
Personnel costs[3]	368	308	322	417	487	473	443	394	289	256	227
Depreciation of property, plant and equipment	42	40	43	83	90	99	97	88	66	55	43
Other operating expenses[3]	303	259	235	276	378	386	394	396	389	313	273
Total operating expenses	**713**	**607**	**600**	**776**	**955**	**958**	**934**	**878**	**744**	**624**	**543**
Operating result before amortisation of goodwill (EBITA)	155	116	118	112	127	123	145	182	137	97	82
Amortisation expenses	6	3	2	6	6	5	6	5	1	-	-
Amortisation of goodwill/impairment of long-lived assets	-	-	5	-	7	12	14	13	1	-	-
Operating result (EBIT)	**149**	**113**	**111**	**106**	**114**	**106**	**125**	**164**	**135**	**97**	**82**
Net financing costs	-10	8	-12	-32	-27	-30	-38	-38	-13	-9	-11
Share in results of associates	1	-	2	4	4	-1	-	3	1	-	-
Result before tax	**140**	**121**	**101**	**78**	**91**	**75**	**87**	**129**	**123**	**88**	**71**
Taxation	-26	-16	-8	-22	-10	-15	-17	-31	-32	-22	-18
Result after tax	**114**	**105**	**93**	**56**	**81**	**60**	**70**	**98**	**91**	**66**	**53**
Result after tax from discontinued operations	7	415	44	26	-	-	-	-	-	-	-
Total result for the period	**121**	**520**	**137**	**82**	**81**	**60**	**70**	**98**	**91**	**66**	**53**
Dividend on cumulative preference shares	-	-	-	-	5	5	5	5	5	4	5
Minority interest	2	1	3	4	4	4	2	6	-	2	1
Result for the period attributable to the equity holders of the parent	**119**	**519**	**134**	**78**	**72**	**51**	**63**	**87**	**86**	**60**	**47**
Number of employees as at year-end	9,090	7,405	6,993	12,408	12,408	12,763	13,442	12,934	10,990	9,185	6,631
Operating result (EBITA) as a % of revenue	3.8%	3.8%	4.2%	3.2%	3.1%	3.2%	3.6%	4.6%	4.3%	3.7%	3.3%
Turnover rate of weighted average capital employed[4]	5.2	3.6	2.6	3.9	3.9	3.2	3.0	3.2	4.9	5.4	6.9
Return (EBITA) on weighted average capital employed	20%	14%	11%	14%	11%	10%	10%	14%	20%	20%	23%
Interest cover	19.5	-19.4	13.4	6.1	7.8	7.4	6.5	7.1	15.5	16.5	11.1
Dividend (EUR x million)	56	359	52	23	23	22	27	32	31	23	19
Dividend per share	1.64	1.60	1.52	0.53	0.53	0.53	0.67	0.80	0.82	0.62	-

The 1999-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Figures based on continuing operations
2 Results 2003 before impairment
3 Comparative figures of personnel costs and other operating expenses not adjusted for the years 1999-2002
4 Revenue divided by average capital employed

Ten years of Nutreco balance sheet

(EUR x million)	2007	2006	2005	2004 IFRS	2004 D-GAAP	2003	2002	2001	2000	1999	1998
Property, plant and equipment	429	281	287	470	474	515	552	576	444	347	264
Intangible assets	319	91	84	166	180	199	392	393	346	-	-
Financial non-current assets	95	82	549	96	76	54	46	42	28	13	9
Non-current assets	**843**	**454**	**920**	**732**	**730**	**768**	**990**	**1,011**	**818**	**360**	**273**
Inventories/biological assets	342	235	204	473	421	397	407	384	319	231	160
Financial current assets	-	-	156	-	-	-	-	-	-	-	-
Trade and other receivables	600	531	415	462	472	506	580	562	523	399	341
Cash and cash equivalents	208	579	90	137	136	32	32	41	31	28	124
Current assets	**1,150**	**1,345**	**865**	**1,072**	**1,029**	**935**	**1,019**	**987**	**873**	**658**	**625**
Total assets	**1,993**	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**
Equity attributable to the equity holders of Nutreco	643	744	698	527	604	536	734	683	583	375	287
Minority interest	8	6	13	15	15	14	23	24	19	13	11
Total equity	**651**	**750**	**711**	**542**	**619**	**550**	**757**	**707**	**602**	**388**	**298**
Non-current portion of provisions/employee benefits	25	37	26	68	35	48	78	97	134	95	60
Interest-bearing borrowings	410	250	276	502	434	396	422	440	357	80	125
Other non-current liabilities	19	2	14	16	-	-	-	-	-	-	-
Non-current liabilities	**454**	**289**	**316**	**586**	**469**	**444**	**500**	**537**	**491**	**175**	**185**
Current interest-bearing borrowings	87	92	165	11	11	28	43	79	40	37	20
Current portion of provisions/employee benefits	45	31	22	27	-	-	-	-	-	-	-
Other current liabilities	756	637	571	638	660	681	709	675	558	418	395
Current liabilities	**888**	**760**	**758**	**676**	**671**	**709**	**752**	**754**	**598**	**455**	**415**
Total equity & liabilities	**1,993**	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**
Capital employed[1]	984	552	1,102	1,002	969	1,008	1,271	1,285	1,105	574	382
Net debt[2]	290	-237	351	376	309	392	433	478	366	89	21
Current assets divided by non-interest-bearing debt	1.49	2.01	1.46	1.64	1.62	1.45	1.44	1.46	1.57	1.57	1.58
Solvency ratio (equity of the parent divided by total assets)	32%	41%	39%	29%	34%	31%	37%	34%	34%	37%	32%
Net debt divided by equity of the parent	45%	-27%	56%	71%	51%	73%	59%	70%	63%	24%	43%

The 1999-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Total assets less cash and cash equivalents and non-interest-bearing liabilities, except dividends payable
2 Non-current interest-bearing borrowings and current interest-bearing borrowings less cash and cash equivalents



Addendum

The management[1]

Supervisory Board[2]

R. Zwartendijk – Dutch (1939)
Member of the Supervisory Board
Chairman
Appointed: 29 January 1999, reappointed at the AGM of 26 April 2007 for a period of four years, expiring at the AGM of 2011

L.J.A.M. Ligthart – Dutch (1938)
Member of the Supervisory Board
Vice-chairman
Appointed: 1 July 1997, reappointed at the AGM of 19 May 2005 for a period of four years, expiring at the AGM of 2009

Y. Barbieux – French (1938)
Member of the Supervisory Board
Appointed: 24 June 1998, reappointed at the AGM of 18 May 2006 for a period of four years, expiring at the AGM of 2010

J.M. de Jong – Dutch (1945)
Member of the Supervisory Board
Appointed: 28 August 2003, reappointed at the AGM of 26 April 2007 for a period of four years, expiring at the AGM of 2011

J.A.J. Vink – Dutch (1947)
Member of the Supervisory Board
Appointed: 19 May 2005 for a period of four years, expiring at the AGM of 2009

Executive Board[3]

W. Dekker – Dutch (1956)
Chief Executive Officer

C.J.M. van Rijn – Dutch (1947)
Chief Financial Officer

J.B. Steinemann – German (1958)
Chief Operating Officer

1 Situation as of 31 December 2007

2 For other mandates, see 'Corporate governance' chapter on page 50.

3 For other mandates, see 'Corporate governance' chapter on page 50.

Business management

L.A. den Hartog – Dutch (1955)
R&D Director Animal Nutrition

A. Obach – Norwegian (1964)
Managing Director Skretting ARC

V. Halseth – Norwegian (1958)
Managing Director Skretting Trout & Marine

J.P. McAllister – Irish (1965)
Controller Skretting Trout & Marine

K. Nesse – Norwegian (1967)
Managing Director Skretting Salmon Feed

D. Engelsvoll – Norwegian (1964)
Controller Skretting Salmon Feed

J.M. Moreno Girón – Spanish (1948)
Managing Director Nutreco España Group

A.C. Martinez Aso – Spanish (1961)
Controller Nutreco España Group

J.B. Steinemann – German (1956)
Managing Director Trouw Nutrition International a.i.

H.J. Abbink – Dutch (1961)
Controller Trouw Nutrition International

H.J. Elderink – Dutch (1958)
Managing Director Hendrix

H.A.H.M. Janssen – Dutch (1966)
Controller Hendrix

J.A. Vergeer – Canadian (1963)
Managing Director Nutreco Canada Inc.

E. Perugini – Canadian (1970)
Controller Nutreco Canada Inc.

J. Brennan – Canadian (1959)
Director Agresearch Canada

Corporate staff

P.F.M.E. van Asten – Dutch (1957)
Director Corporate Human Resources

R.J.W. Bakker – Dutch (1959)
Director Information Management

L.A.M. Claessens – Dutch (1959)
Director Acquisitions & Business Integration

J.B.W. van Hooij – Dutch (1953)
Group Tax Manager

B. Kroon – Dutch (1968)
Global Sourcing and Procurement Director

J.G. Oskam – Dutch (1956)
Chief Procurement Officer

J. Pullens – Dutch (1968)
Director Investor Relations & Corporate Communications

J. Slootweg – Dutch (1966)
Group Treasurer

N. Streefkerk – Dutch (1953)
Director Business Development

H.A.T.M. Teunissen – Dutch (1955)
Corporate HSEQ Director

R.J. Tjebbes – Dutch (1969)
Corporate Controller

T.W.C. Versteegen – Dutch (1952)
Director Group Internal Audit

B.H.M.J.J. Verwilghen – Belgian (1952)
Company Secretary
Director of Legal

Information on Nutreco shares

Stock exchange listing

Since 3 June 1997, Nutreco has been listed at Euronext N.V. Amsterdam. Nutreco is included in the Amsterdam Midkap Index (AMX). As at 31 December 2007, the market capitalisation of Nutreco amounted to approximately EUR 1,355 million. As at year-end 2007, a total number of 34,868,682 shares had been issued. Of these shares, 612,423 are held in treasury by Nutreco. In 2007 Nutreco repurchased 314,822 shares, mainly to cover the share and option plans for employees and the stock dividend. In 2007 the Company issued 189,730 shares from the treasury stock upon exercise of share and option plans by Nutreco employees, 463,334 shares for the stock dividend and 11,711 shares under the employee share participation plan.

Spread of total number of shares outstanding

Estimated % distribution of shares:	
Netherlands	35
United Kingdom	25
United States & Canada	15
Norway	5
Germany	5
France	5
Other European countries	9
Other countries	1
	100
Institutional investors	90
Private investors	10
	100

Disclosures under the Disclosure of Major Holdings in Listed Companies Act

Under the Dutch Disclosure of Major Holdings in Listed Companies Act, the Company received drie disclosures. These disclosures were made by:

Fortis Utrecht N.V.	10.33%
ING Groep N.V.	9.55%
Maeslnvest B.V.	9.11%

Nutreco has issued 6,241,500 cumulative preference shares 'A', which are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. Maeslnvest B.V. holds 3,744,900 cumulative preference shares 'A' and 2,496,600 cumulative preference shares 'A' are held by shareholders of Fortis Utrecht N.V. No new cumulative preference shares 'A' were issued during the year under review.

Investor relations (IR) policy

Nutreco's IR policy is aimed at informing (potential) shareholders timely and fully about the developments that are relevant to the Company in order to provide a faithful and clear picture of investment decisions involving Nutreco. As a listed company, Nutreco fulfils the obligation that all announcements are stated truthfully and are in line with all rules and obligations laid down by Euronext and the Netherlands Authority for the Financial Markets (AFM). Price-sensitive information is disseminated without delay through a press release. Anyone may register through the Nutreco website for receipt by e-mail of such press releases. Besides the financial results, the Company will also furnish the broadest possible information on its strategic choices and objectives and its CSR policy. Key documents for the provision of information are the Annual Report and the Corporate Social Responsibility Report. At the publication of the interim and annual figures, Nutreco will hold a press conference and an analyst meeting. These meetings, as well as the meetings of shareholders, can be monitored through webcast. In addition, Nutreco regularly features roadshows and takes part in seminars for institutional investors. Nutreco has also opted for regular interaction with its shareholders. These contacts help Nutreco to get a clear picture of their wishes and thoughts. Nutreco also observes a 'silent' period, during which no roadshows and interviews with potential or current investors take place. For the annual figures, this period covers the two-month term prescribed under the rules and regulations. For the interim figures, it covers the term from 1 July up to the day of publication of the interim figures. Relevant information for potential and current shareholders may be found on the Nutreco website under the link 'Investment Relations'. Direct questions of investors may be directed by e-mail to the Investor Relations department (ir@nutreco.com) or by telephone (+ 31 33 422 6112).

General Meeting of Shareholders

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Tuesday 15 April 2008, at 2.30 pm.

Key figures per share

(EUR)	2007	2006	2005	2004	2004	2003	2002	2001	2000
				IFRS					
Total result for the period	3.46	15.19	3.90	2.29	2.13	-4.25	1.91	2.67	2.92
Total result for the period from continuing operations[1]	3.24	3.05	2.63	2.29	2.23	1.91	2.32	3.06	2.96
Dividend	1.64	1.60	1.52	0.53	0.53	0.53	0.67	0.82	0.82
Payout[2]	45%	45%	35%	35%	35%	35%	35%	31%	31%
Shareholders' equity	18.78	21.95	20.22	15.45	15.78	14.02	20.07	18.89	16.11
Highest share price	56.98	54.75	38.35	30.80	30.80	24.40	39.83	56.60	57.70
Lowest share price	37.87	36.35	20.30	17.60	17.60	11.65	11.54	31.70	30.05
Closing price	39.56	49.39	37.31	20.23	20.23	21.78	17.79	35.90	56.60
Average number of shares outstanding (x thousand)	34,317	34,209	34,498	34,056	34,056	33,342	33,271	32,589	29,545
Number of shares outstanding (x thousand)	34,256	33,906	34,528	34,081	34,081	33,518	33,285	32,660	32,133
Market value at closing price[3] (EUR x thousand)	1,355,114	1,674,617	1,288,240	689,459	689,459	730,022	592,140	1,172,494	1,818,728

1 Total result for the period 1999 up to and including 2004 is before amortisation of goodwill and impairment.

2 The payout ratio is calculated on the total result for the period attributable to equity holders of Nutreco excluding book profits and impairment.

3 The market value is calculated on outstanding shares excluding shares held in treasury.

Important dates

14 February 2008	Publication of the annual results 2007
15 April 2008	General Meeting of Shareholders
17 April 2008	Ex-dividend date
17 April to 2 May 2008	Option period
21 April 2008	Record date
2 May 2008	Determination of the 2007 dividend exchange ratio
8 May 2008	Declared final dividend payable and delivery of ordinary shares
31 July 2008	Publication of the half-year results 2008
1 August 2008	Ex-dividend date
1 to 15 August 2008	Option period
5 August 2008	Record date
15 August 2008	Determination of the interim dividend exchange ratio
21 August 2008	Declared interim dividend payable
12 February 2009	Publication of the annual results 2008
21 April 2009	General Meeting of Shareholders
30 July 2009	Publication of the half-year results 2009

Nutreco share price versus AEX (Jun. 1997 - 31 Dec. 2007)



AEX (EUR)
Nutreco share (EUR)
1.200
1.100
1.000
900
800
700
600
500
400
300
200
60
50
40
30
20
10
NUTRECO SHARE
AEX
05-'97 01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05
01-'06
01-'07
01-'08

Participations of Nutreco Holding N.V.

Animal nutrition

Compound feed Europe

Belgium
Buyse N.V. • Ingelmunster
Hendrix N.V. • Merksem
Nutreco Feed Belgium N.V. • Wingene

Germany
Hendrix UTD GmbH • Goch
Hendrix-Illesch GmbH • Bardenitz
PAVO Deutschland GmbH • Neuss

Netherlands
Hedimix B.V. • Boxmeer
Hendrix UTD B.V. • Boxmeer
Hengro B.V. • Boxmeer
Reudink Biologische Voeders B.V. • Vierlingsbeek
Stimulan B.V. • Boxmeer
UTD Zuid Limburg B.V. • Lemiers, Gemeente Vaals. • 25%
Wagemaker's Fouragehandel B.V. • Twisk

Portugal
Fábricas de Moagem do Marco S.A. • Marco de Canaveses
Nutreco Portugal SGPS Limitada • Marco de Canaveses

Spain
Agrovic Alimentación, S.A. • Barcelona
Aragonesa de Piensos, S.A. • Utebo (Zaragoza) • 23.98%
Nanta S.A. • Madrid
Piensos Nanfor S.A. • La Coruña • 50%
Piensos Nanpro S.A. • Segovia • 50%

Premix and speciality feed

Brazil
Sloten do Brasil Ltda • Santa Barbara D'oeste-SP
Trouw Nutrition Brasil Ltda • São Paulo

Cyprus
Selko Mid-East Ltd. • Limasol

Denmark
Trouw Nutrition Denmark A/S • Vejen

Egypt
Hendrix Misr S.A.E. • Cairo • 33.30%

Germany
Sloten GmbH • Diepholz
Trouw Nutrition Deutschland GmbH • Burgheim

Greece
Trouw Nutrition Hellas S.A. • Athens

Guatemala
Trouw Nutrition Guatemala S.A. • Guatemala City

Hungary
Agri Services Hungary Kft. • Budapest • 96.80%
Trouw Nutrition Környe Kft. • Környe

India
Nutrikraft India Pvt. Ltd. • Bangalore • 51%
Trouw Nutrition India Pvt. Ltd. • Bangalore

Indonesia
PT Trouw Nutrition Indonesia • Jakarta

Italy
Sloten Italia Srl • Crema
Trouw Nutrition Italia S.p.A. • Bussolengo

Mexico
Institutio Internacional de Investigacion
Animal S.A. de C.V. • Gueretaro • 49%
Nutreco México S.A. de C.V. • Zapopan, Jalisco
Técnica Analítica S.A. • Monterrey
Trouw Nutrition México S.A. de C.V. • Zapopan, Jalisco

Netherlands
Hifeed Russia B.V. • Boxmeer
Masterlab B.V. • Boxmeer
Selko B.V. • Goirle
Sloten B.V. • Deventer
Sloten Groep B.V. • Deventer
Trouw Nutrition Hifeed B.V. • Boxmeer
Trouw Nutrition India B.V. • Boxmeer
Trouw Nutrition International B.V. • Boxmeer
Trouw Nutrition Nederland B.V. • Putten
Trouw Nutrition Russia B.V. • Boxmeer

Poland
Sloten Polska Sp. Z o.o. • Bydgoszcz
Trouw Nutrition Polska Sp. Z o.o. • Grodzisk Mazowiecki

Portugal
Trouw Nutrition Portugal Lda. • Lisbon

P.R.C.
Beijing Dejia AHS&T Dev. Co. Ltd. • Beijing
Hunan Dejuxe Livestock Technology Co. Ltd. • Xiangtan
Trouw Nutrition Technology (Beijing) Co. Ltd. • Beijing

Romania
Hifeed Romania Srl • Bucharest

Russian Federation
OOO Hendrix Feed Belgorod • Belgorod
OOO Techkorm • Moscow • 75%
Trouw Nutrition c.i.s. • Moscow

Spain
Farm-O-San S.A. • Madrid
Trouw Nutrition España S.A. • Madrid

Turkey
Trouw Nutrition Turkey • Ankara • 51%

Ukraine
LLC Trouw Nutrition • Kiev

United Kingdom
Frank Wright Ltd. • Ashbourne
Nordos (UK) Limited • Wincham, Northwich
Trouw Nutrition Limited • Wincham, Northwich
Trouw Nutrition (Northern Ireland) Limited • Belfast
Trouw Nutrition (UK) Limited • Wincham, Northwich

United States
Trouw Nutrition USA LLC • Highland, Illinois

Venezuela
Nanta de Venezuela C.A. • Aragua • 50%

Animal nutrition Canada

Canada
1097805 Ontario Ltd. • St. Marys
138324 Canada Ltée • Upton
Advanced Nutrition Ltd. • Winnipeg • 50%
Agriplacement J2M Inc. • Upton
Les Produits Agricoles Neralco Inc. • Upton
Nieuwland Feed & Supply Limited • Drayton • 40%
Shur-Gain Holding Inc. • Toronto
Willie Dorais Inc. • Upton
Yantzi's Feed & Seed Ltd. • Tavistock • 40%

Fish feed

Australia
Gibson's Ltd. • Launceston, Tasmania
Tassal Ltd. • Hobart, Tasmania • 11.27%

Canada
Skretting Canada Inc. • Toronto

Chile
Nutreco Chile S.A. • Santiago

Denmark
P/F Skretting Foroyar hf • Hvalvik
Skretting Dk AS • Ejstrupholm

France
Trouw France S.A.S. • Vervins

Ireland
Trouw Aquaculture Limited • Roman Island, Westport

Italy
Hendrix S.p.A. • Mozzecane (VR)

Japan
Skretting Co. Ltd. • Fukuoka

Norway
AquaGen A/S • Sunndalsøra • 15.03%
Centre for Aquaculture Competence A/S • Stavanger • 33%
Laksehuset A/S • Brekke • 31%
Lofilab A/S • 8.04%
Skretting Aquaculture Research Centre A/S • Stavanger
Skretting A/S • Oslo
Skretting Eiendom A/S • Stavanger
Skretting Investment A/S • Stavanger

Spain
Trouw España S.A. • Burgos

Sweden
T. Skretting AB Sweden • Stockholm

Turkey
Trouw Yem Ticaret Anonim Sirketi • Bodrum

United Kingdom
Trouw Aquaculture Limited • Invergordon
Trouw (UK) Limited • Wincham, Northwich

United States
Moore-Clark USA Inc. • Seattle, Washington

Meat & other

Canada

2542-1462 Quebec Inc. • St-Jean sur Richelieu
2969-1821 Quebec Inc. • St-Felix de Valois
Couvoir Scott Ltée • Scott Junction • 50%
Ferme Baril de St.-Félix Inc. • St-Felix de Valois
Ferme Berthier Inc. • Berthier
Ferme Gaston Inc. • St-Felix de Valois
Ferme Léo Henault Inc. • St-Felix de Valois
Gène-Alliance Inc. • Yamachiche • 40%
Isoporc Inc. • St-Hugues • 33%
Poirier Berard Ltée • St-Felix de Valois

Netherlands

Hendrix Broilers B.V. • Boxmeer

Spain

Grupo Sada p.a. S.A. • Madrid
Inga Food, S.A. • Madrid
Sada p.a. Andalucia, S.A. • Alcalá de Guadaira
Sada p.a. Canarias S.A. • Santa Cruz de Tenerife
Sada p.a. Castilla-Galicia, S.A. • Valladolid
Sada p.a. Catalunya S.A. • Lleida
Sada p.a. Valencia, S.A. • Sueca
Sociedad Comercializadora de Aves, S.L. • Madrid • 34.96%

Corporate

Belgium

Nutreco Belgium N.V. • Ghent
Nutreco Capital N.V. • Ghent

Canada

Nutreco Canada Inc. • Guelph

Curaçao

Nutreco Insurance N.V. • Willemstad

Denmark

Hybro Denmark A/S • Billund

France

Nutreco France S.A.S. • Vigny

Germany

Nutreco Deutschland GmbH • Burgheim

Netherlands

De Körver B.V. • Boxmeer
Dinex B.V. • Bodegraven
Hendrix' Assurantiekantoor B.V. • Boxmeer
Hendrix Beleggingen International B.V. • Boxmeer
Hendrix International Investments B.V. • Boxmeer
Hybro Poultry Partners B.V. (in liquidation) • Boxmeer • 33.33%
Maasweide B.V. • Boxmeer
Nutreco B.V. • Boxmeer
Nutreco International B.V. • Boxmeer
Nutreco Nederland B.V. • Boxmeer
Nutreco North America B.V. • Boxmeer
Poultry Products Cuijk B.V. • Cuijk
Trouw International B.V. • Boxmeer

Spain

Nutreco España S.A. • Madrid
Nutreco Servicios S.A. • Madrid

United Kingdom

Nutreco Limited • Northwich
Trouw (UK) Pension Trust Limited • Wincham, Northwich

United States

Anchor USA Inc. • Delaware
Hybrid International Inc. • Delaware
Nutreco USA Inc. • Delaware

The Annual Report 2007 appears in the Dutch and English language.
Only the Dutch text is legally binding, as it represents the authentic text.
The English text is included as translation for convenience purposes only.

Concept and design: www.porternovelli.be

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

CSR Report 2007



nutreco

Revenue third parties by segment 2007
(Total revenue EUR 4,021 million) (EUR x million)


Fish feed
1,193
Meat & other
Animal nutrition

Revenue per region 2007 – Animal nutrition
(EUR 1,948 million)


North America 15%
South America 1%
Asia-Pacific 4%
Rest of the world 1%
Other European countries 6%
EU 73%

Revenue per region 2007 – Fish feed
(EUR 1,193 million)


South America 20%
North America 8%
Asia-Pacific 7%
Rest of the world 1%
EU 21%
Other European countries 43%

Revenue[1]
(EUR x million)


'07

Animal nutrition and fish feeds in a wider context

Compound animal feeds and fish feeds are manufactured to provide a convenient and complete diet through a combination of energy and protein, with essential nutrients such as vitamins and minerals. The animal feeds can be used alone or in combination with, for example, farm-produced forage such as hay or silage.

As an animal nutrition and fish feed company, Nutreco's key resources are the raw materials for making these feeds. The feed industry is an outlet for raw materials in four broad groups.

- Raw materials used in food production and that are surplus to requirements for food
- Raw materials that are lower grade and less useful for food production
- By-products of the food, drinks and biofuel processing industries
- Raw materials used primarily by feed producers

Many of these raw materials are of relatively low value and have few alternative uses, especially those in the second and third categories. They are converted by agricultural activities into high-quality food for human consumption, thereby improving the sustainability both of the industries from which these materials come and of animal nutrition and fish feed production. Further details are given in the section on sustainability of natural resources, on page 20.

1 2005-2007 revenue from continuing operations (2004-2007 figures based on IFRS, 1997-2003 figures based on D-GAAP)


SKRETTING

"Food — its cost, quality, safety and availability — is set to be a major global theme for the coming decades. Nutreco is well placed to grow and become a worldwide leader in animal nutrition and feeds for fish. We have a very positive future but we will not lose sight of our responsibilities towards the environment, our suppliers, our customers, our employees, consumers, local communities and wider society.

Our ambition is to be a leader in the eyes of our industry and of society."



Growing with responsibility

The Nutreco Corporate Social Responsibility Report 2007 is the eighth in this series. We began reporting on the social and environmental aspects of our approach to sustainability in 2000. Since then the company has grown, rebalanced and now is in a new growth phase as we implement the second part of our Rebalancing for Growth strategy. Even so, the challenges we face today continue to emphasise the apt construction of the Nutreco name at our foundation in 1994. Nutreco represents a combination of nutrition, economy and ecology. We recognised then, and it continues to be true now, that we can only achieve sustainable, strong economic performance when there is close attention to matters of ecology.

Currently, we have an extra focus on reducing our costs with higher efficiency being an important factor. The relevance to this report is that higher efficiency brings benefits for all stakeholders, not just our customers and shareholders. If we use less energy per tonne of production and make better use of raw materials, while maintaining quality and safety, there are benefits for everyone.

Growth brings challenges

Nutreco grew substantially in 2007. The main changes came with the acquisition of the BASF premix businesses in eight countries, now part of Trouw Nutrition International, and of the Maple Leaf Animal Nutrition business in North America, now Nutreco Canada. In total in 2007, Nutreco grew by more than 1,000 employees and added some 40% to its operating companies.

We will not acquire a company unless we are confident we can bring it into line with Nutreco standards while it continues to operate effectively within its local economy and culture. These Nutreco standards include several that relate directly to the topics covered by this report: purchasing of raw materials; monitoring and moderating our impact on the environment; Nutrace® feed-to-food quality; health and safety in the workplace and relations with local communities and wider society.

We closely examine many potential acquisition options to find the few that fit our strategy, have growth potential and can transform to become a true Nutreco business.

Competing for raw materials

In the wider perspective, 2007 was characterised by competition for agricultural raw materials. The world population is growing. The wealth of the citizens of emerging economies is increasing to the point where they are changing diets and consume fewer carbohydrates and more proteins in the form of meat and fish. Simultaneously, demand for biofuels is rising, supported by subsidies from governments aiming for fuel security and addressing global warming. These factors drove up the prices of the agricultural raw materials we use in feeds.

Feed, food and fuel competed for the same limited supply of raw materials such as grains and oilseeds. As the prices went up, they were followed by those for alternative commodities used in food and feed.

Nutreco addresses these challenges in several ways. One is through investment in research & development. We are investigating the options for new raw materials, including those by-products from biofuel production that contain proteins. We can convert many of these low-value by-products into nutritious feed and eventually into high-value protein for human consumption.


Feed-to-food quality
R&D and innovation
Global presence
Knowledge of the food chain
Transparency and CSR
Customer focus

Another way we have addressed the challenge is through our extensive knowledge of raw materials markets. Purchasing raw materials is the major cost for Nutreco and therefore it pays us to develop expertise and have this activity as a centre of attention. As the marketplace becomes more competitive, we naturally look for alternative sources of supply and alternative materials. In both cases, sustainability, quality and safety are very much in mind, as two sections of this report make clear.

Food safety is paramount

Food safety came sharply into focus again in 2007, this time very much in North America with the identification of melamine in wheat gluten from China. This undesirable compound found its way into many products, including some of our fish feeds. As described in this report, our monitoring and safety processes led to a prompt recall, minimising the negative affects on our fish farming customers.

Subsequently the Chinese authorities have made strenuous efforts to improve the safety standards of the many raw materials that are sourced in China. At the same time, Nutreco is establishing a purchasing coordination centre in China, to open in 2008. In addition to greater efficiency in purchasing and logistics, the centre will audit the operations of suppliers and monitor raw materials for safety in China.

Agri Vision

The challenge of competition between feed, food and fuel was the central theme for Agri Vision, the business conference organised by Nutreco in June 2007. This theme attracted some 400 chief executives and other decision makers from 35 countries to listen, debate and make new contacts over three days of intense activity. Between them, they represented feed producers, food companies, retailers, scientists, investors and the media. It became clear that the pursuit of new knowledge and its application in innovations are essential if we are to supply sufficient food of appropriate quality to feed the world of tomorrow.

We are proud that Nutreco can facilitate progress through events such as Agri Vision and AquaVision, its aquaculture counterpart.

More from less

In December 2007, our fish feed business group, Skretting, was able to celebrate a significant achievement: the sale and delivery of the millionth tonne of salmon feed within the year. Making this achievement more notable in the context of sustainability, in three years of increasing production our use of fishmeal and fish oil consumption went down.

From 2004 to 2007, production of salmon feed increased by 27% while consumption of fishmeal decreased by 7% and that of fish oil by 6%. This was achieved through the knowledge generated by years of applied research.

Similarly, today our research teams are extending our raw material options and improving the contribution we gain from them in the final food products.

Contents

[1] Millennium Development Goals: Symbols such as are used in the report to indicate relevance to these goals

Nutreco's profile

Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021.3 million in 2007. The company is organised in business groups, each comprising several business units. It is present at selected stages of the fish and meat production chains. With the knowledge of these chains, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries and in sales offices in other countries as well. Production plants in which Nutreco owns less than 50% are not included in these numbers. Nutreco has eight world-class research centres in four countries that support its animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

Nutreco's activities in 2007 can be divided into three business segments: animal nutrition, fish feed, and meat and other activities.

Animal nutrition

The animal nutrition segment meets the nutritional needs of farm animals such as poultry, pigs and ruminants. It subdivides into:

- **Compound feed Europe**, which is the compound feed businesses of Hendrix companies in the Netherlands, Belgium and Germany, and of Nanta and Agrovic in Spain and Portugal. These companies hold leading positions in their markets.
- **Premix and speciality feed**, which is the activities of Trouw Nutrition International in premixes, innovative feed specialities and nutritional services. Production takes place in Belgium, Brazil, China, Egypt, Germany, Guatemala, Hungary, India, Indonesia, Italy, Mexico, the Netherlands, Poland, Russia, Spain, the United Kingdom, the United States and Venezuela. Trouw Nutrition International is a global leader.
- **Animal nutrition Canada**, which is the activities of Nutreco Canada in compound feeds, premixes and speciality feeds in Canada and the USA. Nutreco Canada holds the number one market position in Canada.

Fish feed

Skretting is the leading player on the global salmon feed market. The principal salmon and sea trout feed regions are Norway, Chile, Scotland, Ireland, Canada and Australia. The main markets for other fish feed are in Europe, Asia and Australia. Skretting had 16 production facilities in all major fish farming regions in 2007. Three further production facilities were acquired early in 2008, in Japan and the United States. Skretting companies produce feeds for around 50 species of farmed fish.

Meat and other activities

Nutreco's main meat activity in Spain is the production of broilers and the processing and sale of poultry products. Nutreco España subsidiary Sada is the number one poultry processor in Spain. Sada supplies to customers in the retail, food service and industry sectors. Nutreco España also has a pig activity operating as Inga Food. Nutreco Canada has poultry hatcheries supplying day-old layer, broiler and turkey chicks to customers and for its own barns. Additionally, Nutreco Canada supplies eggs for vaccine production. In the Benelux, Nutreco has a broiler trading activity related to Hendrix's compound feed activities.





A challenge for decades ahead

Competition for raw materials from the biofuel industry may ease in the coming years, when the second generation reaches commercial production. However, the growing world population will more than make up the difference in demand and that is a trend that will not stop.

As the world population continues to grow, from 6.5 billion today to more than 9 billion by 2050, the demand for meat and fish will grow as well. Our responsibility is to find ways of feeding them, from what are essentially finite resources of land and water. Although there is some land that can be brought into agricultural production, we must remain alert to the importance for future generations of biodiversity and the value of regions such as forests in maintaining a balance in our global climate.

Climate change continues to be a concern. While Nutreco cannot make a substantial difference, we are committed to making the contributions we can. These include efficient use of sustainable resources, renewable energy and increased recycling. Additionally, we are assessing the greenhouse gas profile of the food value chains and investigating changes in feeds that reduce the production of greenhouse gases such as methane by livestock.

Inevitably, we look to science and technology to help us find solutions. In Europe, in particular, that may cause us to reconsider very carefully some of the restrictions we have imposed on our agricultural and food industries. While safety and welfare must remain of paramount importance, in Europe we cannot afford to isolate ourselves from what is happening in the rest of the world in terms of raw materials that can be used in feed. We will have to make best use of the resources we have and make sure nothing is wasted.

The importance of people

No report on corporate social responsibility would be complete without a detailed review of the people in Nutreco. People truly are our greatest asset. It is only our people that can set us apart from competitors and that can make the necessary changes from the past. Their dedication, enthusiasm, sense of responsibility and their skills and knowledge are what make Nutreco a success.

In 2007, we have continued with initiatives to improve our management of talent: attracting, developing and retaining talented people throughout our worldwide activities.

We have maintained our programmes of auditing operating sites to assess them in terms of health, safety, environment and quality of operation and we are introducing our standards into all newly acquired activities.

At the same time, we look outwards from the company to the communities around us and those more distant. We encourage Nutreco companies to take an interest and contribute to the wider world. Several examples are described in this document. Further, I am pleased to report that in the corporate office of Nutreco, we have committed to supporting a programme for rural development in Bangladesh. We will do this both in financial terms and by sharing the knowledge of agriculture and aquaculture we hold in this company.

A positive future

Food — its cost, quality, safety and availability — is set to be a major global theme for the coming decades. Nutreco is well placed to grow and become a worldwide leader in animal nutrition and feeds for fish. We have a very positive future but we will not lose sight of our responsibilities towards the environment, our suppliers, our customers, our employees, consumers, local communities and wider society.

Our ambition is to be a leader in the eyes of our industry and of society.

Wout Dekker
March 2008

Embedding CSR in Nutreco



"As the world population continues to grow,
from 6.5 billion today to more than 9 billion by 2050,
the demand for meat and fish will grow as well.
Our responsibility is to find ways of feeding them,
from what are essentially
finite resources of land and water."



About this report and the reporting boundaries

The Nutreco Corporate Social Responsibility Report is complementary to the Nutreco Annual Report. In this report we describe the Nutreco approach to corporate social responsibility, the relevant data, programmes and projects. The report covers those activities of Nutreco in the feed-to-food value chains where Nutreco is directly involved and that are under the control of Nutreco management. We can measure and assess the benefits and burdens that result from these activities and, where appropriate, initiate measures to change these for the better. Nutreco produces feeds but the transport of raw materials and finished products is, in most cases, carried out by third parties.

Additionally, the report does cover selected activities along the value chains that are external to Nutreco activities. These are activities that Nutreco has identified as representing important issues for society and on which Nutreco can bring influence to bear. Changes in such activities can only be brought about by achieving a consensus among the relevant industries and with other stakeholders.

Nutreco identified four specific topics within the spectrum of its activities on which to focus its efforts in corporate social responsibility. These are sustainability of natural resources, climate change, feed-to-food quality and Nutreco people & investing in the community. Nutreco management identified the topics in a series of internal and external dialogues. These were conducted in 2005 as the portfolio of activities was being rebalanced to become the animal nutrition and fish feed company it is today. Proposals for topics on which to focus were prepared by management, taking account of current issues relating to its activities. The topics were presented and debated with external stakeholders including investors, financial analysts and NGOs representing a range of issues associated with feed, food, farming and aquaculture. The four most important for all stakeholders were selected. The topics provide a basis for deriving Key Performance Indicators (KPIs) that can be used to monitor progress.

Reporting is based on information held by corporate offices and on information gathered from the businesses and operating companies that are fully owned by Nutreco or where Nutreco owns 50% or more. Acquisitions are included when they have become part of Nutreco before 31 December 2007. Divestments during 2007 are not included. Companies where Nutreco has less than 50% ownership but does have operational or managerial control are obliged to adhere to Nutreco policies.

January '07 February '07 March '07 April '07 May '07 June '07 July '07

CSR milestones 2007


nutreco csr report

April 2007
- Nutreco published its seventh consecutive annual CSR Report.

nutrace

May 2007
- Nutreco inaugurated the company-wide Nutrace® platform (see page 34).
- Nutreco attended the General Assembly of the Round Table on Responsible Soy (RTRS) as a participating member (see page 24).


Vision

June 2007
- Nutreco organised the InnoVision and Agri Vision conferences (see page 23).

Statistics on social data reported, such as number of employees, relate to all Nutreco sites. Environmental parameters in this report and on the website are calculated from the data supplied by the production sites of Nutreco.

Most of the data used for this report is recorded by the business and corporate management teams as part of the normal management processes. Some, such as the division of raw materials according to geographical origin, is gathered specifically for this report.

All the data is checked, collated and analysed by Nutreco management. This report, further data and verification information will be published on the Nutreco website, www.nutreco.com. Together, these constitute qualification for level C of the current guidelines of the Global Reporting Initiative (GRI).

In addition, a number of the criteria for level B qualification are met. A GRI index and an Application Level Grid on pages 56-60 list the performance indicators that are reported.

Initiatives in which Nutreco is addressing issues that are external to the boundaries of its activities:

- Agri Vision and InnoVision
- AquaVision
- Round Table on Responsible Soy
- Certification of industrial fisheries
- Development of the Global Traceability Network (GTNet®) for aquaculture
- Improving feed-to-food safety by sharing information with other leading feed companies in the Netherlands
- Reviewing greenhouse gases (GHGs) emitted and captured in the agricultural food chains in which Nutreco is active
- Supplying information on mycotoxins in animal and fish feeds, gathered in the past eight years, to the European Union via FEFAC (the European Feed Manufacturers' Federation)
- WWF Salmon Aquaculture Dialogue

Further to these, Nutreco plays an active role in industry organisations listed on page 17.

Key Performance Indicators (KPIs)

The development of KPIs was described in the Nutreco Corporate Social Responsibility Report of 2006. It was stated that Nutreco businesses would each adopt a selection of KPIs to monitor progress in Nutreco's four priority areas for Corporate Social Responsibility (CSR).

In 2007, no reportable progress was achieved in implementing the KPIs. Substantial management capacity was occupied with growth and restructuring activities. Furthermore, it became apparent that progress in the identified KPIs and in business performance would not be sufficiently linked for CSR to become embedded effectively in business operations through these KPIs.

It is the intention of the Nutreco CSR team in 2008 to work with selected business groups to refine the KPIs to be relevant both to corporate responsibility and to business performance and initiate implementation.

August '07 September '07 October '07 November '07 December '07


SKRETTING







October 2007

- Nutreco fish feed Business Group Skretting issued a detailed Sustainability Statement (see page 26).

December 2007

- Nutreco participated in the meeting of the Salmon Aquaculture Dialogue organised by WWF US (see page 25).
- Nutreco signed a contract for the supply of 'green' electricity in the Netherlands (see page 32).
- Skretting delivered the millionth tonne of salmon feed in 2007 and reported that between 2004 and 2007 its production of salmon feed increased by 27% while consumption of fishmeal decreased by 7% and of fish oil by 6% (see page 27).
- In 2007, trout farmers in Europe using Skretting feeds became fish protein positive. That is, for each kilogram of trout produced the feed consumed used less than a kilogram of wild fish (see page 28).

Nutreco's strategy and ambitions

Sustainable management of natural resources

ambitions

- Nutreco wishes to contribute globally — in cooperation with its partners in the production chains for meat, farmed fish and dairy products and with other stakeholders — to a sustainable use of natural resources and the conservation of the environment and its biodiversity. It is essential for the future of Nutreco as a global company.
- As an industry leader, Nutreco has a duty to help guide the development of the animal nutrition and fish feed sectors towards responsible behaviours and increasing sustainability.
- Nutreco aims to contribute to the fulfilment of the UN Millennium Development Goals. The main focus for Nutreco is on the goal to integrate the principles of sustainability into policies and programmes that will reverse the loss of environmental resources.

actions 2007

strategic objectives

- To ensure that Nutreco's key raw materials such as fishmeal, fish oil, soya meal, soya oil and canola (rapeseed) oil are obtained from sources independently verified as sustainable. In this context, the term sustainable includes consideration for the conservation of the environment and protection of biodiversity.
- To use feed production technology and feed formulation knowledge to increase the conversion of low-value by-products of industries such as the food industry and the biofuel industry into useful animal nutrition. In turn, this animal nutrition will provide high-value protein for human consumption.
- To increase awareness within the global animal nutrition and fish feed industry of sustainability issues and to share best practices with the help of Nutreco-sponsored multi-stakeholder conferences Agri Vision and AquaVision.

Feed-to-food quality

ambitions

- To enhance the nutritional quality of final food products through the quality of the feed, while remaining competitive in the market.
- To contribute to consumer reliance on safe food. Safe food requires safe feed, which also contributes to good animal welfare and health.

actions 2007

strategic objectives

- Nutreco bases the safety of its products on responsible purchasing of raw materials coupled with monitoring and management of undesirable substances, microbial contamination and antinutritional factors. In this way, Nutreco is able to keep the full confidence of its key stakeholders, including farmers and other customers, government bodies, the food industry and the financial community.
- Gaining credibility in this area is important for Nutreco's reputation and can only be achieved by consistently operating to high food safety standards coupled with being open and transparent.

Nutreco's actions

- Nutreco attended the General Assembly of the Round Table on Responsible Soy (RTRS) as a participating member. The meeting in Sao Paulo, Brazil, agreed an agenda of actions for the coming 18 months (see page 24).
- Nutreco participated in a dialogue with fishing companies in Peru to present the potential benefits of certified sustainability for fishmeal and fish oil (see page 25).
- Nutreco organised InnoVision, the international R&D strategy workshop, and Agri Vision, the international business conference in the Netherlands. Sustainability of raw materials for feed and the balance of demand between feed, food and fuel were main topics, together with the impact of emerging economies on the feed-to-food value chain. Agri Vision 2007 was the fourth of the Agri Vision conferences, which are now established as significant events in the agribusiness calendar (see page 23).
- Nutreco fish feed Business Group Skretting issued a Sustainability Statement in which it defines its position with respect to the sustainability of its aquaculture feeds and their ingredients. It includes the following statement: "Skretting will continue to actively promote the inclusion of the optimum amount of fish oil in diets for aquaculture fish necessary to satisfy the market requirements of its customers and to contribute to the health benefits for consumers. In so doing, Skretting will fulfil a commitment to ensure that the available fish oils are used optimally and not wasted" (see page 26).
- Nutreco participated in the Salmon Aquaculture Dialogue organised by WWF US. The meeting addressed nutrient loading and chemical inputs. The salmon dialogue includes salmon producers, buyers, feed companies, academics, non-governmental organisations and other stakeholders (see page 25).
- Projects in Nutreco research centres aim to make more efficient use of raw materials and to identify and optimise the use of more sustainable raw materials including new by-products such as those from biofuel production.

actions in 2008

- Refining CSR sustainability Key Performance Indicators and implementing pilot projects in selected businesses.
- Further increases in fish feed production while not increasing consumption of fishmeal or fish oil, by lowering the levels used. As the processes of substitution and optimising fish feed conversions continue, we are reaching the time when aquaculture using fish feed can be a net producer of fish protein.
- Nanta will work towards the ISO 14001 Environmental Management Standard at all of its production plants.
- R&D projects will continue to pursue sustainability objectives.

- Nutreco further developed and rolled out a refreshed Nutrace feed-to-food quality strategy, and formed the Nutrace platform. The platform is a core part of the Nutrace feed-to-food strategy and comprises quality and food safety specialists in all Nutreco businesses. It facilitates sharing of knowledge and best practices, has enabled the implementation of a rapid alert process and ensures the consistent high standards are applied throughout Nutreco (see page 34).
- Nutreco prepared its portfolio of products that help in the control of microbial contaminants such as salmonella species, in anticipation of further tightening of regulations on microbial contamination of food products in the EU, from 2010 onwards.

actions in 2008

- Further development of Nutrace feed-to-food quality strategy.
- Implement quality assurance on raw materials from China in the country of origin.

Climate change

ambitions

- In its raw material markets, Nutreco is directly exposed to the effects of climate change and the emerging biofuel industry. Nutreco is aware of the results of international studies that indicate that agriculture and livestock contribute about 18% to the global production of greenhouse gases. Nutreco wants to help reduce greenhouse gases that add to the problem of climate change.
- More than aiming solely for the reduction of methane and CO_2 emissions, Nutreco is investing in R&D programmes that will help to convert by-products of the biofuel industry into nutritious animal feeds. In this way, Nutreco can provide animal nutrition without increasing the demand for raw materials used in feed, food and fuel. Increased cultivation of these agricultural raw materials could have a negative impact on climate change and biodiversity. Furthermore, all R&D projects should contribute to reducing energy consumption in the value chain wherever practicable.

strategic objectives

- To secure Nutreco's access to new sustainable sources of raw materials and by-products in fast-changing world commodity markets.
- To develop the knowledge for successful conversion of by-products from biodiesel and bioethanol production into nutritious protein for animal feeds by allocating increased resources to R&D.
- To develop efficient ruminant diets formulated to deliver the desired performance with lower feed intake and reduced methane emissions.
- Higher efficiency in transport, logistics and energy management will further reduce costs, energy use and greenhouse gas emissions. Nutreco encourages the development of energy efficiency programmes at operating companies.

actions 2007

Nutreco people & investing in the community

ambitions

- As the company grows, Nutreco will maintain its employment policies, including the two CSR-oriented policies below.
- Nutreco's growth and business success is directly related to the commitment of all employees. Nutreco focuses attention on providing a safe working environment where employees are motivated and able to develop their talents.
- Nutreco aims to have a positive influence in the communities in which its approximately 100 operating companies, in 23 countries, are active — helping to bridge gaps in social structures or supporting local welfare, cultural and environmental activities. The operating companies are present in five continents: North and South America, Australia, Europe and Asia (China and Indonesia).

strategic objectives

- The development of management skills and a competitive remuneration policy.
- The development and introduction of a sound career development and mobility policy for all employees.
- The implementation of a worldwide performance management system.
- Ensure the safety of all Nutreco operations. Maintaining effective health and safety programmes throughout Nutreco.
- To build platforms for dialogue, interaction and cooperation with local communities that will help to ensure local support for Nutreco's operating companies by local communities and stakeholders ("licence to operate").

actions 2007

Nutreco's actions

- Nutreco signed a contract with energy supplier E.ON to ensure that 100% of the electricity consumed by Nutreco in the Netherlands is of sustainable origin, 'green electricity' (see page 32).
- Initiation of energy saving projects was one of the four commitments made by the Nutreco Agriculture Technology Platform at its meeting in May 2007 (see page 32).
- Completion of a pier for receipt of raw materials and dispatch of fish feed in Chile increases the use of energy efficient boats in place of trucks (see page 33).
- The Dutch Ministry of Housing, Spatial Planning and Environment (VROM) awarded a grant to Nutreco for research on developing a tool for reducing methane emission from dairy cows (see page 31).
- Skretting Norway committed to invest in silo-to-silo deliveries of fish feed, to be effective from 2009. It will reduce energy consumption and emissions of greenhouse gases and eliminate the use of up to 400,000 bags a year (see page 33).

actions in 2008

- Continuation of all relevant programmes mentioned under 'Actions 2007'.
- Nutreco will initiate a review of the greenhouse gases emitted and captured in the agricultural food chains in which it is active.
- Coordinating transport through the Nutreco Sourcing Initiative can reduce the total of tonne kilometres.

- Review of HR and development of strategies and training in line with Nutreco's increasingly international structure, with a 40% increase in operating companies in Nutreco in 2007 (see page 41).
- Further improvements to safety at work, including implementation of programmes to ensure all new operating companies will meet Nutreco Health, Safety, Quality and Environment (HSEQ) standards (see page 41).
- Support for the Lilliane Foundation by Hendrix in the Netherlands, for the Usakos Children's Village in Namibia and the Sarawasthi Foundation in Bangalore by Selko and Trouw Nutrition Feed Ingredients and for SOS Children's Villages in Peru and Russia by Skretting (see page 46).
- Nutreco Corporate committed to a support programme for a Bangladeshi foundation that helps women establish and run small agriculture and aquaculture businesses. Nutreco will provide expertise as well as financial support (see page 45).

actions in 2008

- Implementation of a clear HR Mission, Vision and Organisation and a common IT platform.
- Launch of 'Expanding Horizons' international training programme in Nutreco for recent graduates.
- Continuation of Health & Safety programmes and ensuring Nutreco standards are met in all Nutreco operations. Bringing newly acquired companies on four continents into line with Nutreco Health, Safety, Quality and Environment programmes.
- Nanta will work towards the OHSAS 18000 Occupational Health & Safety Standard at all of its production plants.
- Commitment to Skretting Scholars programme in Asia-Pacific for 2008 and 2009. The programme is aimed at training staff of independent commercial marine hatcheries and researchers in developing countries, thereby contributing to the development of aquaculture and local economies.

Research & development contributes to sustainability, quality and safety



"We are investigating the options for new raw materials, including those by-products from biofuel production that contain proteins. We can convert many of these low-value by-products into nutritious feed and eventually into high-value protein for human consumption."

The main focus of R&D in Nutreco is the nutrition and husbandry of farm animals and fish, with animal welfare and environmental impact as constant considerations. The example projects listed below are described in more detail later in this report.

Nutreco's research relating to animals and food is based in six research centres and a pilot plant. These facilities are located in Canada, the Netherlands and Spain and focus on the nutrition and husbandry of pigs, poultry, rabbits, ruminants and calves. Other research activities are directed to improve feed production technology. In addition, Nutreco conducts R&D to advance its knowledge of food production. Nutreco laboratories in Canada, the Netherlands and Spain support the research activities. As the activities of Maple Leaf Animal Nutrition became Nutreco Canada, the research teams initiated a knowledge interchange programme to ensure the best tools and information were made available to all Nutreco research centres.

Nutreco research activities relating to fish feed are led from a research centre in Norway. This activity is supported by a laboratory and a feed technology plant at the same site and a fish feed trial station nearby. There is a second facility for trialling fish feeds in Italy. Research is conducted on salmon and trout feed, and on feed for marine species such as sea bream, sea bass, yellowtail, turbot and species newer in aquaculture such as cod and tuna.

Further information on R&D in Nutreco can be found in the Nutreco Annual Report 2007 on pages 45-49.

Biofuels and animal feed

The production of biofuels, based on agricultural products, has become a significant industry in recent years. Nutreco agriculture and aquaculture research teams are investigating the by-products as potential raw materials. The work includes assessing the nutritional value of potentially useful by-products and developing effective techniques to process those identified as having useful nutrition. See pages 28, 31.

More salmon feed with less fishmeal and fish oil

From 2004 to 2007, production of salmon feed increased by 27% while consumption of fishmeal decreased by 7% and that of fish oil by 6%.

The ability to substitute fishmeal with alternative raw materials has gradually increased for several years through the research at the Skretting Aquaculture Research Centre (ARC). The next step in progress in efficient use of fish oil is being achieved through the development at the ARC of a calculation programme that predicts and optimises the fatty acid composition of harvested salmon.

This will provide optimised combinations of vegetable and fish oil for all stages of the salmon lifecycle while ensuring a healthy food product. See page 27.

Optimising protein and amino acids

Extensive studies at Skretting ARC with salmon at all life stages generated the knowledge to reduce the amount of protein and amino acids in the feed significantly. Implementation of this knowledge led immediately to significant reductions in the use of protein raw materials.

Ration optimisation models save raw materials

Nutreco research centres develop models for ration optimisation, contributing to making more efficient use of limited raw materials. The models enable formulators to optimise the use of raw materials while meeting the needs of the animals more precisely. Models were developed at Nutreco Canada Agresearch and at the Ruminant Research Centre in the Netherlands. See page 25.

Research increases raw material choice in fish feed

Research at the Skretting ARC and the Technical University of Denmark in Copenhagen identified antinutritional factors in soya beans and developed tools to control and remove these. This increased the flexibility of using soya as a replacement for fishmeal.

Research on feeds for sea bass and sea bream in the Mediterranean means Skretting now has the knowledge to produce twice the volume of feed without increasing the amount of fishmeal required. See page 27.



Minimising environmental impacts

R&D projects help minimise the impact on the environment coming from excretion from farmed animals and fish. The range of Optimin chelates is an example. Optimin-chelated trace minerals support the natural regulation of trace minerals in the animal's metabolisms. Animals receiving Optimin chelates are less sensitive to variations in trace mineral contents of raw materials and the amount excreted to the environment is significantly less. See page 25.

New facilities for trout feed research

In 2007, Skretting Italy and Skretting ARC invested in completely new facilities for trout feed trials in Italy with the capacity to trial more than three times as many diets concurrently as the facility it replaced. The objective is to develop more sustainable trout feeds. See page 28.

Reducing microbial risks

In 2007, the Nutreco Food Research Centre in Spain and Sada began a major programme to reduce substantially the risks posed by the possible presence of potentially harmful microbes in the poultry meat supply chain. The programme extends from the Sada hatcheries to the preparation and packaging of further processed poultry products. See page 36.

Efficient feed for tuna

Feed blocks for tuna developed and patented by Skretting ARC have the potential to improve significantly the sustainability of tuna farming by reducing the dependency on wild caught fish. Commercial trials will begin in Australia in 2008. See page 28.

Innovations in packaging

The Food Research Centre is developing a wide range of packaging concepts for the Sada poultry product range. Packaging is often the key to the development of new food products, with health and food safety as priorities alongside an extended shelf life. Additionally, new packaging materials should be recyclable and should help reduce the impact of transportation by being lighter and/or more compact. See page 36.

Management aspects: corporate governance

Corporate governance is the responsibility of the Nutreco Executive Board assisted by a team of corporate directors. The Executive Board reports to the Supervisory Board. The principles of corporate governance as applied in Nutreco are described on the Nutreco website (www.nutreco.com > Corporate Governance).

Supervisory Board

The Supervisory Board of Nutreco represents the interests of the shareholders and society by supervising the activities of the Executive Board. Certain decisions require the approval of the Supervisory Board. The Supervisory Board members are: Rob Zwartendijk (Dutch, chairman), Yves Barbieux (French), Jan Maarten de Jong (Dutch), Louis Ligthart (Dutch) and Jaap Vink (Dutch). Each is appointed for a period of four years, renewable two times only. Joint meetings of the Supervisory Board and the Executive Board are held at least six times a year. Details of the Supervisory Board members and the Supervisory Board rules are available on the Nutreco website (www.nutreco.com > Corporate Governance > Supervisory Board).

Executive Board

The Executive Board is responsible for the day-to-day operations of Nutreco and for establishing and implementing the long-term strategy. The Executive Board ensures Nutreco operates in a responsible manner, in compliance with national and international regulations concerning animal nutrition and fish feed businesses and other activities in which Nutreco is occupied, and those applying to the operation of an international business based in the Netherlands. The Executive Board agenda includes monitoring the Code of Ethical Conduct and HSEQ audits of Nutreco sites.

The Executive Board comprises: Wout Dekker, Chief Executive Officer, Juergen Steinemann, Chief Operating Officer, and Cees van Rijn, Chief Financial Officer. Details of corporate governance in Nutreco are explained in the Nutreco Annual Report 2007, pages 50–64, in compliance with the Tabaksblat Code (requirements for corporate governance for companies based in the Netherlands, also known as the CG Code).

Management aspects: risk profile

Entrepreneurship involves risks. Achievement of Nutreco's business objectives depends, among other things, on external economic factors, market trends, extreme weather conditions and other calamities. Given below is an overview of the key elements of Nutreco's internal risk management and control systems, which are aimed at the adequate and effective control of such risks.

Strategy risks

Nutreco's strategy

Nutreco's strategy aims to extend its leading position on the world market for animal nutrition and fish feed by focusing on both organic growth and growth through acquisitions in the main growth markets in Latin America, Central and Eastern Europe and Asia, as well as in the biggest feed-producing regions of North America and Europe. This strategy is partly achieved through a strong R&D organisation, as a basis for innovation and product development, the production of reliable, safe and healthy animal nutrition and fish feed, the sourcing of sustainably produced raw materials and the assurance of excellent feed-to-food quality.

Main risks and controls

Nutreco regards as the most important risks:

- Shortages of raw materials
- Food safety
- Integration of acquisitions
- Animal diseases

Shortages of raw materials

Within fish feed the availability of fish oil and fishmeal is becoming increasingly problematic. In response to the decreasing natural availability of fish oil and fishmeal, Nutreco is carrying out active research into the use of alternative raw materials, which, during the past years, has already resulted in the large-scale substitution by ingredients of vegetable origin.

Demand for traditional raw materials for cattle feed such as soya, maize and grain has seen a strong upsurge as a consequence of growing prosperity and, by extension, an increased need for food. In addition, demand for sustainably produced raw materials is growing as well. Furthermore, the increase in demand for these raw materials from the biofuel industry is also playing an increasingly important role, which, in recent years, has led to considerable price rises of the traditional raw materials.

The processing of sustainably produced raw materials fits within Nutreco's sustainability policy. Nutreco is closely monitoring the development of new technologies that, in future, will enable sugar and soya to be substituted by waste products as raw material sources for the production of biofuel. Nutreco is eagerly seeking collaboration in this field with major players in other industries, with universities as well as with suppliers and customers.

Through its focus on the production of animal nutrition, the company's scale and the quality of the R&D organisation, Nutreco has the capacity to develop and apply alternative technologies as a solution for the above mentioned developments in respect of limited availability of raw materials for the production of fish feed and animal nutrition.

Food safety

Many of Nutreco's more technically related risks relate to the purchasing of safe raw materials and their processing into safe end products for man and beast. The Nutrace system has proven its efficacy in this realm. The initiatives within the framework of TrusQ, the partnership with companies active on the Dutch compound feed market to promote food safety in the product chains of eggs, meat and dairy products, have, among other things, resulted in a selection of suppliers and products. The raw materials sourced from these suppliers meet the standards set by Nutreco.

If there are grounds for doing so, raw materials will be refused and suppliers of these raw materials will be called to account in connection with their product quality. During the year under review no conditions occurred that required the company to issue warnings or recall products, except for one minor product recall in Canada, involving contamination in fish feed. Detected at an early stage through Nutrace, this incident had only very limited impact (approximately EUR 0.1 million).

Integration of acquisitions

An important part of Nutreco's strategy is growth through acquisitions in established markets, as well as in emerging markets such as Brazil, Russia, India, China and Mexico. Integration of acquired companies entails numerous risks, such as the insufficient realisation of projected synergy effects, tardy or incorrect financial reporting, issues in the field of corporate governance.

Nutreco has reinforced its organisation with the Acquisitions and Business Integration department, which, among other things, is charged with business integrations. By making staff/teams available for the integration process of newly acquired enterprises, drawing up specific integration plans and closely monitoring their realisation, the risks attaching to such integration are reduced.

Animal diseases

Animal diseases in agriculture and aquaculture can have a major financial impact on individual Nutreco businesses. However, this risk to Nutreco is limited through the regional spread of the activities and the supply of feed for different animal species. A recent example is the low production volumes of salmon in Chile as a result of a disease. The lower fish feed volumes are more than offset by the much higher volumes in Norway.

Operational risks

Market risks

Major price fluctuations on the world market for raw materials such as grain, maize, soya, fishmeal and fish oil are the principal factor underlying volatility in the cost price of feed. Owing to its business models and supply contracts, Nutreco is able, in normal market conditions, to pass on price changes of raw materials, including currency exchange effects, to its buyers within a reasonably short time lag.

The disposal of a major part of its fish and meat activities in 2005 and 2006 has made Nutreco less sensitive to fluctuations in salmon and meat prices. In 2007 Nutreco still generated approximately 20% of its revenue from the sale of meat products. Nutreco's Spanish meat businesses have reduced their price sensitivity by means of specific sales contract conditions and product diversification.


SUSTAINABLE
MANAGEMENT
OF NATURAL
RESOURCES


FEED-TO-FOOD
QUALITY

Shortages of raw materials
Within fish feed the availability of fish oil and fishmeal is becoming increasingly problematic. In response to the decreasing natural availability of fish oil and fishmeal, Nutreco is carrying out active research into the use of alternative raw materials, which, during the past years, has already resulted in the large-scale substitution by ingredients of vegetable origin.

Demand for traditional raw materials for cattle feed such as soya, maize and grain has seen a strong upsurge as a consequence of growing prosperity and, by extension, an increased need for food. In addition, demand for sustainably produced raw materials is growing as well. Furthermore, the increase in demand for these raw materials from the biofuel industry is also playing an increasingly important role, which, in recent years, has led to considerable price rises of the traditional raw materials.

The processing of sustainably produced raw materials fits within Nutreco's sustainability policy. Nutreco is closely monitoring the development of new technologies that, in future, will enable sugar and soya to be substituted by waste products as raw material sources for the production of biofuel. Nutreco is eagerly seeking collaboration in this field with major players in other industries, with universities as well as with suppliers and customers.

Through its focus on the production of animal nutrition, the company's scale and the quality of the R&D organisation, Nutreco has the capacity to develop and apply alternative technologies as a solution for the above mentioned developments in respect of limited availability of raw materials for the production of fish feed and animal nutrition.

Food safety
Many of Nutreco's more technically related risks relate to the purchasing of safe raw materials and their processing into safe end products for man and beast. The Nutrace system has proven its efficacy in this realm. The initiatives within the framework of TrusQ, the partnership with companies active on the Dutch compound feed market to promote food safety in the product chains of eggs, meat and dairy products, have, among other things, resulted in a selection of suppliers and products. The raw materials sourced from these suppliers meet the standards set by Nutreco.

If there are grounds for doing so, raw materials will be refused and suppliers of these raw materials will be called to account in connection with their product quality. During the year under review no conditions occurred that required the company to issue warnings or recall products, except for one minor product recall in Canada, involving contamination in fish feed. Detected at an early stage through Nutrace, this incident had only very limited impact (approximately EUR 0.1 million).

Integration of acquisitions
An important part of Nutreco's strategy is growth through acquisitions in established markets, as well as in emerging markets such as Brazil, Russia, India, China and Mexico. Integration of acquired companies entails numerous risks, such as the insufficient realisation of projected synergy effects, tardy or incorrect financial reporting, issues in the field of corporate governance.

Nutreco has reinforced its organisation with the Acquisitions and Business Integration department, which, among other things, is charged with business integrations. By making staff/teams available for the integration process of newly acquired enterprises, drawing up specific integration plans and closely monitoring their realisation, the risks attaching to such integration are reduced.

Animal diseases
Animal diseases in agriculture and aquaculture can have a major financial impact on individual Nutreco businesses. However, this risk to Nutreco is limited through the regional spread of the activities and the supply of feed for different animal species. A recent example is the low production volumes of salmon in Chile as a result of a disease. The lower fish feed volumes are more than offset by the much higher volumes in Norway.

Operational risks

Market risks
Major price fluctuations on the world market for raw materials such as grain, maize, soya, fishmeal and fish oil are the principal factor underlying volatility in the cost price of feed. Owing to its business models and supply contracts, Nutreco is able, in normal market conditions, to pass on price changes of raw materials, including currency exchange effects, to its buyers within a reasonably short time lag.

The disposal of a major part of its fish and meat activities in 2005 and 2006 has made Nutreco less sensitive to fluctuations in salmon and meat prices. In 2007 Nutreco still generated approximately 20% of its revenue from the sale of meat products. Nutreco's Spanish meat businesses have reduced their price sensitivity by means of specific sales contract conditions and product diversification.

Any further concentration in the salmon farming industry will result in a new market structure. The contract signed with Marine Harvest on the incorporation of Marine Harvest into a joint venture with Stolt Sea Farm must be renewed. Besides consolidation in the industry, the limited availability, now and in the future, of the principal raw materials for fish feed — fishmeal and fish oil — also has an important effect on market dynamics, which will put an added focus on the importance of expertise in the field of substitution of these raw materials.

Nutreco's scale in terms of production volumes, production specialisation and purchase power partly determines Nutreco's position in aquaculture.

In emerging industrialised agriculture and aquaculture markets such as Brazil, Russia, India, China and Mexico, there is growing demand for know-how and expertise in the areas of sustainability, food safety and animal disease control. The stages of development of these markets also give rise to risks, such as control risks (corporate governance) and credit risks.

Product and product development risks

Legislation and regulation in the various countries in respect of the products in Nutreco's portfolio are constantly subject to change. Product innovation, through the use of new technologies and Nutreco's ambition regarding the use of alternative and more sustainable raw materials, has an impact on the complexity of the production processes. The constant need to comply with local legislation and regulation raises the risk profile of Nutreco's activities. These risks have so far proven controllable, partly owing to the monitoring of the quality of product development processes by Nutreco's research centres, as well as to the continual testing of innovations against legislation and regulation.

Risks relating to compliance

Governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance'. The latter requires a further sensitisation drive on the part of the organisation, in both a procedural and cultural sense. As a result of the acquisitions in recent years, the company's risk profile has increased.

Nutreco did not experience any serious case of non-compliance, and the systems and procedures worked satisfactorily. Enforcing compliance at every organisational level demands the management's constant attention.

Reputation risk

Global social trends and developments are increasingly impacting organisations and their business management. By monitoring trends and developments, accruing know-how and discussing dilemmas, and through transparent reporting, Nutreco is ready to respond adequately to the changing requirements of society and to adjust its business management accordingly.

Risk management and internal control

The risk management and control systems present within Nutreco are structured in such a way that the achievement of the targets set by the company is optimally guaranteed. Nutreco complies with the governance requirements in respect of these responsibilities and seeks to satisfy the best practice provisions of the Tabaksblat Code. Nutreco is not obliged to meet specific requirements as stated in section 404 of the Sarbanes-Oxley Act.

The presence and efficacy of the implemented systems do not guarantee that the company's objectives are achieved. Nor do the implemented systems warrant that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of laws and regulations can be fully prevented.

During the year under review, the existing framework for risk management was further implemented. Cornerstones of this framework are the Risk Management Advisory Board, the Nutreco Risk Management Model for strategic and operational risks and the management and control systems already applied in the areas of financial accounting, HSEQ (Health, Safety, Environment and Quality), feed and food safety, reporting, information security and compliance and corporate governance. Nutreco has laid down its policy measures and instructions in the Nutreco Policy House.

Nutreco Code of Ethical Conduct

The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. All employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are expected to confirm in writing that they will comply with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct. The text of the Code of Ethical Conduct is available on the company's website.

Whistleblowing procedure

Since 2004 Nutreco has implemented a whistleblowing procedure as part of its Code of Ethical Conduct. The procedure serves to ensure that any alleged infringement of the existing policy and procedures may be reported without the person making the report suffering any negative consequences of his action. The text of the whistleblowing procedure is available on the company's website.

Letter of Representation (LoR)

All managing directors and controllers of the group companies shall annually sign a detailed statement with respect to financial reporting, internal controls and ethical principles. The LoR also includes activities in the field of information security, internal control, risk management and HSEQ. Any observations made in this statement shall be reported to and discussed with the Executive Board and the Audit Committee.

Nutreco membership of organisations

Name	Description	Role/activity
FEFAC	EU Feed Industry Association	Nutreco is a member of or chairs several committees
RTRS	Round Table on Responsible Soy	Member
PPP – Sustainable Fishmeal and Fish Oil Production	Partnership with IUCN, IFFO, Ministry of Foreign Affairs	Member
Salmon Aquaculture Dialogue	Cooperation with WWF	Member
FNLI	Dutch Food Industry Association	Member of the Working Groups on Communication and International Affairs
NEVEDI	Dutch Feed Industry Association	Board member and member of several committees
EATP	European Aquaculture Technology Platform	The CEO of Nutreco was chairman of EATP in 2007
DuVo	Dutch Organisation on Sustainable Food	Member and President of the Board
MVO-Nederland	Dutch Corporate Social Responsibility Organisation	Member

This selection of Nutreco memberships worldwide indicates those that are the most important for Nutreco N.V. A complete overview will be given on the Nutreco website.


SUSTAINABLE
MANAGEMENT
OF NATURAL
RESOURCES


FEED-TO-FOOD
QUALITY

Nutreco's four priorities in CSR

"Nutreco represents a combination of nutrition, economy and ecology. We recognised then, and it continues to be true now, that we can only achieve sustainable, strong economic performance when there is close attention to matters of ecology."


CLIMATE CHANGE
HENDRIX UTD


HENDRIX UTD
NUTRECO PEOPLE & INVESTING IN THE COMMUNITY

Sustainable management of natural resources



Sustainability of natural resources

Compound animal feeds and fish feeds are manufactured to provide a convenient and complete diet through a combination of energy and protein, with essential nutrients such as vitamins and minerals. The animal feeds can be used alone or in combination with, for example, farm-produced forage such as hay or silage.

As an animal nutrition and fish feed company, Nutreco's key resources are the raw materials for making these feeds. Typical raw materials include feed-grade wheat, by-products from the processing of maize (corn), soya meal, corn gluten feed, fishmeal and fish oil. They are purchased primarily at the international commodity markets and come from a variety of sources, including agricultural operations in the same country as the feed is produced, and from other countries and continents. Feed raw materials are also obtained as by-products from food and drinks processing and, more recently, from the production of biofuels.

The production, processing and transport of feed raw materials all have environmental impacts and may have social effects, both now and for the future. Prioritising this area may enable Nutreco to identify further issues and contribute to resolving them.

The production and transport of feeds have further impacts on the environment. Nutreco gives attention to these environmental relationships and to ways of moderating them, for example through the Nutreco Sourcing Initiative and energy reduction programmes.

Environmental aspects such as the use of energy and the production of greenhouse gases are dealt with in the section on climate change, on page 30.

Selecting raw materials for animal feeds

Compound animal feeds are manufactured to meet specifications prepared by specialists in animal nutrition. These nutritionists specify the required nutritional content of the feed according to the needs of the particular species of animal and its growth stage or position in the production cycle. For example, with dairy cattle the nutritional requirements will differ between drying off prior to insemination, during pregnancy and in the milking phase.

Nutreco businesses in complete feed and fish feed

Progress highlights 2007

Further information on these highlights can be found in the main text of the chapter.

- Nutreco attended the General Assembly of the Round Table on Responsible Soy (RTRS) as a participating member. The meeting agreed an agenda of actions for the coming 18 months and established an expert group to develop criteria for responsible soya production and supply.
- Nutreco participated in a dialogue with fishing companies in Peru to present the potential benefits of certified sustainability for fishmeal and fish oil.
- Nutreco fish feed Business Group Skretting issued a Sustainability Statement in which it defines its position with respect to the sustainability of its aquaculture feeds and their ingredients.
- Nutreco participated in the Salmon Aquaculture Dialogue meeting in Santiago, Chile, in December 2007. The dialogue is organised by WWF US.
- Research projects in Nutreco's eight animal and aquaculture research centres aim to make more efficient use of raw materials and to identify and optimise the use of more sustainable raw materials, including new by-products such as those from biofuel production. The Food Research Centre is investigating the use of recyclable packaging.

Opportunities 2008

- Refining CSR sustainability Key Performance Indicators and implementing pilot projects in selected businesses.
- Further reduce dependency on fishmeal and fish oil to enable increases in fish feed production while not increasing consumption of fishmeal or fish oil. As the processes of substitution and optimising fish feed conversions continue, we are reaching the time when aquaculture using fish feed can be a net producer of fish protein.
- R&D projects will continue to pursue sustainability objectives, including the identification of new raw materials and improved feeding efficiency, which reduces waste and pollution.

Proteins and energy specified are provided by the major bulk of the raw materials in the feed. Essential nutrients are usually provided by small amounts of premixes or feed concentrates. When defining the nutritional profile required in the feed, the formulator may be given several options for raw materials to be used for proteins and energy.

At the feed production plant, the feed formulators select the raw materials for a batch of feed according to which of the options are available. Their task is to match the nutritionist's specification by combining safe, compatible and approved raw materials while achieving lowest cost. These costs are affected by the prices of raw materials, their nutritional content and the time and energy needed to process them.

The feed industry and the raw materials market

The feed industry is an outlet for raw materials in four broad groups:

- Raw materials used in food production and that are surplus to requirements for food
- Raw materials that are lower grade and less useful for food production
- By-products of the food, drinks and biofuel processing industries (Nutreco company Hedimix is a dedicated distributor of such by-products for use in feeds)







- Raw materials used primarily by feed producers, such as fishmeal, fish oil and soya meal, which is the co-product from the extraction of soya oil

Nutreco has devised a classification system for raw materials that groups them in four classes: primary, main, co-products and residuals. They are defined as follows:

- Primary products are those where 80% or more of the total revenue generated by the crop is through its use in animal nutrition or fish feed.
- Main products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 50–80%.
- Co-products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 15–50%.
- Residual products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is less than 15%.

Every raw material used by Nutreco has been allocated to one of these categories.

Because the formulations of raw materials used in animal feeds are flexible — a variety of raw material options may be used to achieve each specific nutritional specification — the industry acts as a stabiliser for raw material prices and, as far as possible, moves away from raw materials that are becoming scarce.

The economic drivers that apply in sourcing raw materials have definite benefits in terms of the environment and for sustainability. Where a raw material is in surplus, feed companies will buy and thus raise demand. Prices are less likely to fall to the point where dumping or destruction is an economic option. When there is a shortage and prices rise, feed companies will turn to alternative raw materials, reducing demand for the material that is in short supply and easing pressure on the demand for supply and thus on prices.

Additionally, animal feed provides an effective way of upgrading non-food-grade materials, such as feed-grade wheat, and of making effective use of by-products of the starch, sugar, milling, dairy, brewery and juices industries. These raw materials are converted by agricultural activities into high-quality food for human consumption, thereby improving the sustainability both of the industries from which these materials come and of animal nutrition and fish feed production.

One of the objectives of the Nutreco purchasing and R&D teams is to reduce the dependency of the company on any individual raw material by identifying effective alternatives that can be obtained from reliable sources. If any raw material becomes too expensive, through scarcity, or where increased consumption would be unsustainable, an alternative should be available.

When purchasing raw materials, Nutreco wishes only to purchase from reliable, quality-assured sources that it believes to be free of any illegal or unsustainable practices. Considerable care is taken to ensure the raw materials are safe, as described in the section on feed-to-food quality, on page 34.

Origins of raw materials 2007


Europe
52%
North America
22%
South America
21%
Other
1%
South East Asia
3%

Classification of raw materials 2007


Main products
15%
Co-products
7%
Residuals
28%
Primary products
50%

"Higher efficiency brings benefits for all stakeholders, not just our customers and shareholders. If we use less energy per tonne of production and make better use of raw materials, while maintaining quality and safety, there are benefits for everyone."



Raw material trends in 2007

Trends in raw material prices underline the economic and sustainability benefits of Nutreco's continuing research to identify ways of converting alternative and new raw materials such as the by-products from biofuel production.

Two main factors combined to drive up global raw material prices in 2007.

1. Yields were reduced by weather patterns, such as drought in regions of significant production.
2. Demand was increased by rising incomes in developing, emerging and transitional economies, coupled with a substantial diversion of crops such as wheat, sugar, maize (corn), rapeseed and other oilseeds into the production of biofuels. The impact of biofuel production on raw material availability is significant, though reservations are now being voiced about the true sustainability of using food crops for fuel production, which may lessen the impact in coming years.

In the European Union, there was an added factor driving up some raw material prices. The zero tolerance policy applied to the presence of non-EU-approved GMOs reduced the options open to purchasers in the EU. For example, in 2000 the EU imported 4.8 million tonnes of corn gluten feed[1] from the US. Because of difficulties in sourcing and because the EU is the only market with such specifications, there has been a sharp increase in the premiums demanded for GMO-free raw materials. Imports from the US in 2007 were less than 800,000 tonnes.

Increases in crude oil prices also helped to drive up prices for vegetable oils. In turn, these led to increases in the price of fish oils.

A minor but growing factor influencing fish oil prices is the trend for supplements with the omega-3 fatty acids DHA and EPA, which are found in fish oils. More than 10% of available fish oil in 2007 is estimated to be going into this market.

Fishmeal was one of the few raw materials for which the price did not increase in 2007.

Years ahead

While weather patterns may change from year to year, the growth in prosperity around the world is expected to continue.

Although the production of biofuels in developed temperate economies is only viable with government support, demand from this sector for agricultural crops that can be used for food and feed is expected to continue for the next few years. The duration depends on the speed of development of second-generation biofuels using other raw materials, e.g. lignocellulosic materials found in straw and wood. At this point, the competition for raw materials will shift towards competition for land on which to grow the crops.

Raw material initiatives

InnoVision and Agri Vision

In June 2007 at Noordwijk aan Zee in the Netherlands, Nutreco organised InnoVision, the international R&D strategy workshop, and Agri Vision, the international


2007
Vision

1 Corn gluten feed is the by-product left over from the processing of corn (maize) to extract oil, gluten and starch and comprises the bran and steeping liquor, or the residue left after drying.

business conference. Sustainability of raw materials for feed and the balance of demand between feed, food and fuel were main topics, together with the impact of emerging economies on the feed-to-food value chain.

At InnoVision 2007, which immediately preceded Agri Vision, invited agro-economic experts and scientists from the major geographical regions of the world met to discuss the balance of resources for feed, food and fuel from an animal nutrition perspective and define priorities for innovation.

Representing North and South America, Asia and Europe, they defined the main challenge for the global animal nutrition industry as providing cost-efficient conversion of low-value raw materials to high-value protein in a sustainable way. This must be achieved at a time when there is increasing tension in demand for agricultural products resulting from the growing world population, rising standards of living and a surge in demand for energy from crops.

The three priorities they set for research to enable the agricultural industry to meet the challenge were:

- Feedstuff and formulation technology to ensure the agricultural industry can provide animal food products at affordable prices
- Identification of new natural feed additives to improve feed digestion and contribute to animal health and welfare
- Nutrigenomics — optimising the nutrition of animals in relation to their genetic characteristics

The conclusions from InnoVision were presented at the opening of Agri Vision 2007. Agri Vision is a global agribusiness conference held every two years and in 2007 it was attended by over three hundred leaders of agricultural businesses from all continents.

Round Table on Responsible Soy

Nutreco is a participating member of the Round Table on Responsible Soy, which was initiated in 2004. In 2007, there were 35 participating members including soya producers and traders, food, feed and finance companies, and representatives of civil society, including a number of NGOs.

The soya sector has been criticised for deforestation, illegal appropriation of land, displacement of small farmers and indigenous peoples and non-compliance with labour laws.

In May 2007, the roundtable held the first general assembly as an organisation with a formal governance structure, as had been agreed by the members in 2006. The general assembly took place in São Paulo, Brazil. The immediate task is to develop globally applicable criteria and indicators for the production, processing and trade of soya in a responsible manner. A Development Group was established later in 2007 to develop these criteria. The group has around 25 members representing all stakeholders in the roundtable and is due to complete the task by late 2008 or early 2009.

As a member of the roundtable, Nutreco continues to be bound by the covenant signed in 2006 and relating to South America. The covenant stipulates no soya will be purchased from newly cultivated (deforested) land or from suppliers connected with forced labour. Nutreco is aware that some NGOs differentiate responsible soya from sustainable soya, on the grounds that the former does not necessarily take account of the interests of all stakeholders.

Further information can be found at: www.responsiblesoy.org.

"It became clear that the pursuit of new knowledge and its application in innovations are essential if we are to supply sufficient food of appropriate quality to feed the world of tomorrow."







Fishmeal and fish oil

Skretting is the world's leading supplier of fish feed and therefore an important buyer of fishmeal and fish oil.

For some markets, independent verification of the sustainability of fisheries is becoming a requirement. Skretting is working with fisheries that voluntarily seek independent verification as well as those that choose options such as government management. In every case, the fishery should use the best available scientific knowledge and management plans to ensure long-term sustainability. Fisheries that have a difference between the total allowable catch (TAC) and the recommendations of bodies such as the Instituto del Mar del Perú (IMARPE) and International Council for the Exploration of the Sea (ICES) could potentially be considered sustainable if there is an appropriate management plan in place.

Acting at industry level, Nutreco helped organise the first seminar on this topic in Peru in 2005 and a follow-up meeting in 2006 in Rotterdam, together with the Dutch Ministry of Foreign Affairs. The meetings attracted producers, users, regulators, banks, certification bodies such as the Marine Stewardship Council and NGOs.

In 2007, Nutreco maintained its participation in an initiative financially supported by retailer Wal-Mart to send a delegation to Peru to meet the Sociedad Nacional de Pesqueria (SNP — the National Society of Fisheries). The purpose of the visit was to highlight the opportunity represented by the increasing demand in Europe and other regions that all wild-caught fish should come from fisheries certified as sustainable. As a result, several fishing companies are now investigating the options for certification.



Feed ingredients broaden raw material options

Trouw Nutrition Feed Ingredients has brought three products to market that enable feed formulators to broaden their raw material options. These are ™betain, Fibosel and Optimin.

™betain, a by-product from sugar beet processing, supports animals during heat stress and promotes better gut health and function. Fibosel, derived from yeast cell walls, helps to boost the immune system to deal better with infections and stress. In both cases, they contribute to enabling animals to cope with a wider selection of less usual raw materials. Additionally, the improved robustness means fewer antibiotics are needed for the treatment of diseases.

Optimin-chelated trace minerals support the natural regulation of trace minerals in the animal's metabolisms. Trace minerals are essential for the functioning of many enzymes, but regulation is needed to prevent either excess or insufficient availability. Animals receiving Optimin chelates are less sensitive to variations in trace mineral contents of raw materials used in the feed.

Additionally, Optimin chelates are often used to replace inorganic trace minerals, which would be fed at higher levels to ensure sufficient trace minerals are available. As a result, the excess of these minerals, such as zinc and copper, is present in the manure from the animals. Where Optimin chelates are used, the levels in the feed are lower and the amount excreted to the environment is significantly less.

Ration optimisation models save raw materials

Nutreco research centres develop models for ration optimisation to help formulators make the most effective use of raw materials. Two current models are BOSS and Newton, developed respectively at the Ruminant Research Centre in the Netherlands and the Nutreco Canada R&D centre. Both models enable the formulators to optimise the use of raw materials while meeting the needs of the animals more precisely. In dairy, for example, this can be an individual herd.

WWF Salmon Aquaculture Dialogue

The 2007 meeting of the Salmon Aquaculture Dialogue


From 2004 to 2007, production of salmon feed increased by 27% while consumption of fishmeal decreased by 7% and that of fish oil by 6%. This was achieved through the knowledge generated by years of applied research.

was held over three days in Santiago, Chile, in December and was attended by more than 80 producers, government officials, NGOs and other salmon industry stakeholders. This was the 10th meeting since the Dialogue was initiated in 2004.

The Dialogue is organised by WWF USA and the agenda is driven by a steering committee in which Nutreco is represented by Skretting. Other organisations and companies represented on the steering committee include the Coastal Alliance for Aquaculture Reform (a consortium of environmental NGOs), Fundación Terram, Marine Harvest ASA (the world's largest aquaculture company), National Environment Trust, Norwegian Seafood Federation, SalmonChile, Salmon of the Americas (an industry representative body) and WWF.

The main theme of the Santiago dialogue was provided by two reports prepared by technical working groups. These were on "Chemical inputs and nutrient loading/carrying capacity" and "The socio-economic costs and benefits of salmon aquaculture", which looked at employment in rural areas and competition and interactions between industries in coastal regions.

The key finding from the nutrient loading/carrying capacity report was that improved feed management, technology and siting has led to a significant reduction



in visible nutrient impacts and cases of on-farm eutrophication. However, that has been counterbalanced by growth of the industry and limited understanding of impacts associated with the cumulative increase in nutrients that are more widely dispersed in the marine environment. Further information can be found at www.worldwildlife.org/cci/dialogues/salmon.cfm.

Skretting Sustainability Statement
In 2007, Skretting issued a Sustainability Statement that defined its position with respect to the sustainability of its aquaculture feeds and their ingredients.

Six topics are covered, with introductions as follows. The full statement can be found on www.skretting.com.

1. Skretting is committed to open and transparent dialogue with all stakeholders in the value chain. Skretting takes its responsibilities for contributing to the establishment of a sustainable production chain for fish very seriously and will demonstrate this commitment to its customers. Skretting will work closely with all the relevant parties for monitoring, controlling and certification that are appropriate for each fishery in order to deliver on that commitment.

2. Skretting commits to meet the demands of its customers in terms of inclusion levels of fishmeal and fish oil and commits, through specific R&D programmes, to continue to reduce inclusion levels, where appropriate and without compromising fish health or growth, to ensure that fishmeal and oil stocks are used optimally. Skretting's longer term vision is to develop diets that enable the aquaculture industry to become a net fish protein producer.

3. Skretting commits to utilising as much as possible of the available by-products from capture fisheries without compromising on dietary requirements for its target species.

4. Skretting will continue to actively promote the inclusion of the optimum amount of fish oil in diets for aquaculture fish necessary to satisfy the market requirements of its customers and to contribute to the health benefits for consumers. In so doing, Skretting will fulfil a commitment to ensure that the available fish oils are used optimally and not wasted.

5. Skretting commits to investing in research and working with its customers to achieve a progressive reduction in feed conversion ratio and fish conversion efficiency.

6. Skretting is committed to initiating partnerships with supply chain participants and other stakeholders to improve the sustainability of vegetable raw materials where appropriate.

More salmon feed with less fishmeal and fish oil

From 2004 to 2007, production of salmon feed increased by 27% while consumption of fishmeal decreased by 7% and that of fish oil by 6%.

The ability to substitute fishmeal with alternative raw materials has gradually increased for several years through the research at the Skretting Aquaculture Research Centre (ARC). Results of trials conducted in 2007 indicate that a major advance could be achieved in the near future. The next step in progress in efficient use of fish oil is being achieved through the development at the ARC of a calculation programme that predicts and optimises the fatty acid composition of harvested salmon. This will provide for optimised combinations of vegetable and fish oil for all stages of the salmon lifecycle while ensuring a healthy food product.

In recent years, the ARC participated in the Taste of Salmon project, which was finalised in 2007. At the final meeting, it was reported that the use of high levels of vegetable oils did not affect consumer preferences.



Research increases raw material choice in fish feed

For many years, the potential contribution of soya meal in salmon feed has been limited because it reduces the intestinal function of salmon. The reason was identified in 2007 in a project jointly run at the Skretting Aquaculture Research Centre (ARC) in Stavanger, Norway, and the Technical University of Denmark in Copenhagen. Knowing the cause helps formulators and purchasers select better soya qualities and increase its usage.

Research on feeds for sea bass and sea bream in the Mediterranean means Skretting now has the knowledge to produce twice the volume of feed without increasing the amount of fishmeal required. Skretting ARC is running feeding trials with five universities and research institutes in Italy and Spain, using feeds with significantly lower levels of fishmeal. The partners in Italy are the Universities of Bologna and Udine. In Spain, the ARC is working with the University of Valencia and with the research institutes IRTA (the Institute of Agro Research and Technology) and IMEDA (Institute of Agriculture and Food Research and Development of Murcia).

Results indicate that Skretting can formulate diets for sea bream and sea bass at fishmeal levels that are half of the recently used concentrations and provide equal performance and quality of fish.





"In Europe we cannot afford to isolate ourselves from what is happening in the rest of the world in terms of raw materials that can be used in feed. We will have to make best use of the resources we have and make sure nothing is wasted."



Because the demand from biofuel producers is driving up the prices of many of these vegetable raw materials, the ARC is now exploring the use of biofuel by-products as alternatives. Biofuel producers are interested in extracting the energy content from the crop while feed producers can make good use of the protein content of the by-products. Skretting ARC is closely involved in plans to separate the protein before the bioethanol process. This will significantly improve the extraction of nutrient value.

The potential to improve fish feed sustainability with processed animal proteins

An aspect of raw materials coming under increasing attention in Europe concerns the potential benefits of and restrictions on processed animal proteins (PAPs) as sources of proteins to supplement those from fishmeal and vegetable sources. The debate has become more acute with the increase in prices for raw materials. Several PAPs are used in the Americas and in Asia-Pacific. The restrictions on their use in the European Union are applied either through legislation or the reluctance of retailers to accept their use in fish feed.

For the past two years in Europe, it has been legal to use one of these raw materials, haemoglobin meal, in fish feed. Currently it is being used in some freshwater trout diets in mainland Europe but not in the UK. European trout farmers using these feeds from Skretting, among others, have become fish protein positive. They are producing more than a kilo of fish from feed that used 1 kg of wild fish. The reluctance of European retailers to accept the use of PAPs such as haemoglobin meal in salmon feed means that this has not yet happened for salmon in Europe.



Fish feed producers could enable more European fish farmers to move closer to becoming fish protein positive if they were permitted to use avian proteins such as poultry meal and hydrolysed feather meal. These raw materials are used in fish feed for example in Chile, Canada and Australia.

Because Skretting uses PAPs where they are permitted, the ARC is running trials to find the optimum use of haemoglobin meal, feather meal and poultry meal in salmon diets as a means of supplementing or replacing fishmeal. There is an abundance of these raw materials available from the poultry industry. Currently they are being used in pet foods. A change in the EU could see them converted into nutritious fish protein.

New facilities for trout feed research

In 2007, Skretting Italy together with Skretting ARC invested in completely new facilities for freshwater trout feed trials in Italy with the capacity to trial more than three times as many diets concurrently as the facility it replaced. The first research study, fishmeal replacement in trout, is investigating the use of vegetable proteins. A following project will explore the further use of haemoglobin meal. The objective is to develop more sustainable trout feeds.

Efficient feed for tuna

Feed blocks for tuna developed and patented by the ARC have the potential to improve significantly the sustainability of tuna farming. The current practice is to use wild-caught fish, trash fish, to feed the tuna. This requires 15–17 kg of fish per kilogram of tuna produced. Tuna farming is criticised as unsustainable because of this feed conversion ratio and the complex logistics of catching, freezing, storing and thawing trash fish.

Tuna in the growing stage of farming reach up to 60 kg in weight. Conventional feed pellets are too small. The production of pellets to the practical maximum of 40 mm is uneconomic and the pellets do not appeal to the tuna. Binding feed pellets together into blocks up to half a kilogram provides an effective solution. In 2007, having demonstrated the absence of negative effects from the binder used in the feed blocks, the ARC developed low-cost equipment to produce feed blocks commercially. Patents have been applied for. Commercial trials will begin in Australia in 2008.

Environmental initiatives

Minimising the environmental impacts of Nutreco activities, and those resulting from the use of its products, is an important part of sustainability for Nutreco.

Nutreco therefore incorporates environmental factors in decision making, wherever relevant.

Research & development

R&D projects at the animal and aquaculture research centres of Nutreco aim to optimise the conversion of raw materials into feed and the conversion of that feed into protein for human consumption. At the same time, there are projects aiming to minimise the impact on the environment coming from excretion from the animals and fish raised on these feeds. The range of Optimin chelates described above is an example.

The new Skretting trout trial facilities in Italy include special equipment to collect the waste feed and sedimentation columns for the study of the faeces from the fish. Information gathered will help in reducing waste and the impact of that waste.





Reducing phosphates from poultry and pigs in Spain

Nanta has developed the use of phytases in feeds for layers and pigs and estimates that the presence of these ingredients reduces the consumption and excretion of phosphates by 14%. In 2007, that represented a reduction of 2,800 tonnes of monocalcium phosphate.

Climate change



Nutreco and climate change

Changes in the global climate have multiple effects on Nutreco, by influencing raw materials supply, as described in the section on the sustainable management of natural resources, and by affecting the way in which their customers can operate.

At the same time, agriculture is an important contributor to the production of greenhouse gases, which contribute to climate change. These are carbon dioxide from energy consumption and methane and nitrous oxide from livestock and cultivated land. The United Nations Food and Agriculture Organization (FAO), in its 2006 report Livestock's Long Shadow, estimated that globally livestock are responsible for 18% of greenhouse gas emissions. Partially offsetting this, the crops grown in agriculture absorb carbon

Progress highlights 2007

Further information on these highlights can be found in the main text of the chapter.

- Nutreco signed a contract with energy supplier E.ON for the supply of 'green' electricity to all Nutreco installations in the Netherlands for 2008 and 2009.
- Initiating energy saving projects was one of four commitments made at the meeting in May 2007 of the Nutreco Agriculture Technology Platform. The platform represents production technology at Hendrix, Nanta, Trouw Nutrition International and in R&D.
- Completion of a pier for receipt of raw materials and dispatch of fish feed to customers in Chile increases the use of energy efficient boats in place of trucks.

Opportunities 2008

- More efficient use of energy resulting from the energy saving projects of the Nutreco Agriculture Technology Platform.
- Coordinating transport through the Nutreco Sourcing Initiative can reduce the total of tonne kilometres.
- Nutreco will initiate a review of the greenhouse gases emitted and captured in the agricultural food chains in which it is active.



"Climate change continues to be a concern. While Nutreco cannot make a substantial difference, we are committed to making the contributions we can. These include efficient use of resources and renewable energy to increased recycling."

dioxide. The FAO believes the livestock industry has a significant potential to reduce this impact.

In the UK, the Manchester Business School prepared a report, Environmental Impacts of Food Production and Consumption, on behalf of the government Department for Environment, Food and Rural Affairs, published in December 2006. The report notes high energy inputs are used in the production of meat; in descending order of beef, lamb, pork and poultry. Within this, the production of feeds is the largest contributor. Additionally, the methane from livestock and nitrous oxide from the soil where crops are grown for feed raw materials and forage have greater global warming impact than the energy used.

Nutreco, therefore, is well positioned to make a valuable contribution to the reduction of impact identified by the FAO. Recognising this opportunity, in 2008 Nutreco will initiate a review of GHG impacts, both capture and emissions, in the agricultural food chains in which it is active. This will provide a better understanding of the issue and enable informed assessments and prioritisation of actions. Additionally, the Dutch Ministry of Housing, Spatial Planning and Environment (VROM) awarded a grant to Nutreco for research on developing a tool for reducing methane emission from dairy cows. Nutreco has estimated that the Dutch dairy sector could be responsible for about 4.8 million tonnes of methane a year.

Climate change topics addressed by Nutreco in 2007 relate to the change in raw materials markets caused by the move towards biofuels, the transport of raw materials and finished goods, and a reduction in greenhouse gas emissions resulting from better energy management at production and processing plants and attention to the influence of feed formulation on methane generation by ruminants.

Biofuels and animal feed

The production of biofuels, based on agricultural products, has become a significant industry in recent years. As a strategy in tackling climate change, many governments are now promoting the production and use in transport of biofuels — bioethanol and biodiesel — rather than fossil fuels. As mentioned on page 23, the strategy is now coming under closer examination.

From 2006, Nutreco allocated increased resources to research the nutritional value of new raw materials generated as by-products in biofuel production. The techniques required to process them are being investigated at the Research Feed Plant in the Netherlands, part of the Agriculture R&D structure.



"We must remain alert to the importance for future generations of biodiversity and the value of regions such as forests in maintaining a balance in our global climate."

Bioethanol is made from cereals and sugar. By-products that can be used in feed are distillers dried grain solubles (DDGS). Biodiesel can be made from refined vegetable oil and methanol. Glycerol (glycerine) is a main by-product, around 10 kg for every 100 kg of biodiesel. Converting such by-products into animal feeds will become normal practice for feed producers. In some cases, further processing of the by-products will be required before they are suited to use in animal and fish feeds. See page 28.

Agri Vision and InnoVision discuss biofuels

The balance between feed, food and fuel production was addressed at the international business conference Agri Vision, organised by Nutreco in the Netherlands in June 2007. Additionally, it was the focus of InnoVision 2007, held immediately prior to Agri Vision.

At InnoVision, Nutreco invited leading scientists from North and South America, Europe and Asia for discussions that included the implications of the need to rebalance resources. A main conclusion was that agriculture must increase its ability to offer both food and energy in a sustainable way to meet the demands of a growing world population for a better standard of life.

Energy management

In the value chain from raw materials to feed at the farm, the most significant stages are the production, processing and transport of feed raw materials, then the processing of feed and delivery to the farm.

"We are assessing the greenhouse gas profile of the food value chains and investigating changes in feeds that reduce the production of greenhouse gases such as methane by livestock."



In 2003 to 2005, Nutreco initiated and participated in a study to assess the energy consumption in the pig meat production chain in the Netherlands, from Rotterdam harbour (receipt of feed raw materials from another continent) up to the distribution of meat to the supermarkets (see Nutreco CSR report 2005, page 32). The energy consumption attributable to the transport of feed raw materials, the feed production and the transport of the finished feed to the farm was shown in this study to be only a minor part of the total energy consumption in this chain. It represents 10% of the total, compared with 42% at the farm and 19% for processing. Even so, the task and challenge for Nutreco as feed producer is to control and minimise this energy consumption. As these energy costs are a major part of the operational costs for Nutreco, both at the feed mills and in transport to farm, this also makes good business sense.

Nutreco therefore encourages the development and implementation of energy efficiency programmes at operating companies. Energy consumption in Nutreco companies is recorded and reported as a component of CSR reporting. Details on energy consumed in 2007 will be published in the CSR section of the Nutreco website (www.nutreco.com).

In 2007, 48 Nutreco companies had energy efficiency programmes in place, a further 26 had programmes in development and 26 had no energy efficiency programmes.

Nutreco Agriculture Technology Platform

Technology representatives from the Nutreco agricultural businesses met with R&D Feed Technology specialists in May 2007. One of the four areas nominated for increased attention was energy saving projects. The businesses represented were Hendrix, Nanta and Trouw Nutrition International.

Green electricity in the Netherlands

At the end of 2007, Nutreco signed a contract for 2008-2009 with energy supplier E.ON to ensure that all of the electricity used by Nutreco in the Netherlands is from sustainable resources and is carbon neutral. The contract is for 70 million kWh per year, which is equivalent to the electricity consumption of some 20,000 private households or that of a town of 50,000 inhabitants.

Carbon-neutral Agri Vision

The Agri Vision international business conference organised by Nutreco in the Netherlands in June 2007 brought 340 delegates from over 30 countries around the world.

Nutreco calculated the CO_2 equivalence for travel and accommodation of all delegates then donated a compensatory sum to Climate Neutral, see www.klimaatneutraal.nl.





Waste-powered fish feed plant

Skretting Norway's fish feed plant in Averøy is powered by energy from a nearby waste-burning facility. Skretting, together with other local companies, committed to using this energy when the waste-burning plant was still at the planning stage. Energy is provided as steam. Calculations of energy used in 2007 indicate a saving of 11,459 tonnes of CO_2 compared with using fuel oil.

The Skretting fish feed plant in Stavanger, Norway, uses natural gas rather than fuel oil and also achieves a CO_2 saving, compared with the previous use of fuel oil and propane.

Transport

Higher energy efficiency for both the inbound transport of raw materials and the outbound transport of finished products is beneficial for Nutreco and the environment.

One approach to greater efficiency comes from the Nutreco Sourcing Initiative, which has a team investigating opportunities to coordinate transport, for example by linking between business groups. Coordinating transport can reduce the total of tonne kilometres.

More efficient transport in Chile and Norway

Delivery of fish feed by boat is more energy efficient than delivery by road for many fish farms in the main aquaculture region of Chile, Region X. In December 2007, Skretting Chile completed the building of a 220-metre pier at its Pargua feed plant to facilitate delivery of feed by boat. Additionally, the pier provides a convenient means of receiving bulk raw materials such as fish oil and vegetable oils.

The Skretting pier is unique in Chile. Because it extends into deeper water, it can accommodate two vessels up to 2,000 tonnes simultaneously. These vessels can deliver feed to remote locations up to about 650 kilometres from Pargua. As the pier is dedicated to fish feed applications and not used for other activities, it offers a higher level of biosecurity.

From the pier, Skretting Chile is able to deliver feeds throughout Region X and to the south to Regions XI and eventually Region XII. Region X is the centre of Chilean aquaculture, with about 70% of the current salmon aquaculture activities of Chile in the area around Chiloé. However, the region is not suitable for further expansion of aquaculture. Development will take place to the south, in Regions XI then XII. Today Region XI produces around 30% of the total Chilean salmon production while



occupying less than 1% of the sites in the region that are suitable for aquaculture.

Regions XI and XII are relatively undeveloped with a very basic infrastructure. Delivery by road to fish farms in these regions is virtually impossible in almost every instance. Delivery by boat will support the growth of aquaculture, helping to initiate economic development.

In 2007, Skretting in Norway initiated plans to begin silo-to-silo feed deliveries. Finished feed will be held in a silo at the feed plants, transferred into small silos on specially built boats and transferred directly into silos at the fish farms of customers. Silo-to-silo delivery by boat will reduce energy used in deliveries, through efficient boat transport and reduced use of forklift trucks in loading and unloading. Additionally, it dispenses with packaging. Two boats are being built. Each one will reduce packaging by more than 200,000 bags a year. The boats will have low-emission engines, with filters to remove approximately 90% of NOx emissions from the exhaust.

Feed-to-food quality



The nutritional value, taste and texture of food products such as meat, fish, dairy products and eggs are directly influenced by the nutrition of the animal concerned. Therefore, as a major animal nutrition and fish feed company, Nutreco has an important role to play in providing feeds that are nutritious and safe, thereby contributing to the supply to consumers of safe food of a quality they want.

Food safety has risen in public awareness and on government agendas on a global scale during 2007. This has been prompted by a series of incidents, mostly relating to feed and food raw materials. There is a worldwide increase in food safety legislation. At the same time, bodies such as the European Union (EU) are rationalising and simplifying applicable legislation, which gives a more consistent market in which to operate. Simultaneously, in the EU and other markets there is a parallel trend to greater enforcement, with more checking on aspects such as undesirable substances, feed raw materials, production and processing procedures and product labelling.

Progress highlights 2007

Further information on these highlights can be found in the main text of the chapter.

- Nutreco further developed and rolled out a refreshed Nutrace feed-to-food quality strategy, and formed the Nutrace platform with quality and safety representatives from all Nutreco businesses. It provides a forum for exchange of knowledge and best practices and facilitates rapid communication of feed-to-food safety information.
- All Nutreco businesses made important progress in the implementation and development of Nutrace at business level.

As attention to animal welfare becomes more widespread, feed safety is increasingly recognised as an important topic in the feed-to-food value chain. Nutreco companies have always given close attention to feed safety.

In the recent past, feed and food safety have become codified in Nutrace®. Nutrace is a comprehensive feed-to-food quality strategy that is unique to Nutreco.

In 2007, Nutreco completed a review of feed and food safety elements of Nutrace and began a rollout of the refreshed strategy through all Nutreco businesses, including those that became part of Nutreco during the year. The review included the development and introduction of revised Nutrace standards under the headings of Certified Quality, Monitoring, Risk Management and Tracking & Tracing.

In an important step, Nutreco inaugurated the company-wide Nutrace platform. The platform is a core part of Nutrace and comprises quality and food safety specialists in all Nutreco businesses. It has become a forum for discussion and facilitates sharing of effort, knowledge and best practices. The existence of the platform enabled the implementation of rapid alert and early warning processes, and ensures consistently high standards are applied throughout Nutreco.

Opportunities 2008

- Further development and extension of Nutrace as a Total Quality programme.

For example, in most cases, feed or food safety incidents can be related to undesirable substances, microbial contamination or antinutritional factors in feeds. A shared Nutrace database now holds information on the risk profile of feed raw materials and other ingredients with indications of supplier, origin, transport, processing, storage and most likely contaminants, residues and antinutritional factors.

Information on mycotoxins provided by Nutreco

Mycotoxins are toxins that come from the presence of moulds on agricultural raw materials, such as cereals. They can have serious effects on both animals and humans that ingest them. Aflatoxin is a well known example of a mycotoxin and food safety legislation has set limits for this toxin for many years. More recently, the importance of further mycotoxins has been recognised, for example those coming from Fusarium spp.

In the European Union in 2006 and 2007 maximum limits have been set for the presence of these mycotoxins in food products. There are guidance levels in place for raw materials and feeds.

The European Union has begun preparing maximum limits for these mycotoxins in animal and fish feeds. To do this, a large amount of data is required. Hendrix has been monitoring levels of a wide range of mycotoxins and in which raw materials they are found for the past eight years, since they first came to the attention of researchers in animal nutrition. In 2007, the wealth of data gathered by Hendrix was supplied by Nutreco to the European Union via FEFAC (the European Feed Manufacturers' Federation).

Melamine identified in fish feed

A contamination incident relating to pet foods in North America highlighted the potential presence of melamine in a wheat gluten raw material from China. This was a by-product from rice processing and provided high-quality protein. When pets became sick, investigations showed the raw material had been adulterated with melamine, which would increase the apparent protein levels in the conventional analytical checks. These checks would not identify the presence of melamine itself.

The incident prompted Skretting Canada, following Nutrace procedures, to run analyses on protein raw materials it had purchased from China. Melamine was identified in one of these. Skretting Canada alerted all customers that had received feed containing this raw material, offering a voluntary recall whereby the feed would be replaced at no cost. At the same time, using the Nutrace rapid alert system instigated in 2007, Skretting Canada informed all other Nutreco businesses. The businesses immediately reviewed the raw materials they held. At one location a batch of protein raw material was identified as having come from the same origin and this was immediately taken out of production as a precaution even though melamine had not been identified as being present.

In 2007, Nutreco instigated the establishment of a raw materials purchasing centre in Shanghai, China. One of the functions of the centre is to implement quality assurance measures before raw materials are shipped to operating companies. The centre will open in 2008.




SKRETTING

Nutrace progress in Nutreco businesses

All Nutreco Businesses participated in the development of Nutrace, both collectively as with the database described above and in a series of individual projects. Highlights are shown in the accompanying table.

Nanta	Throughout 2007 Nanta prepared and implemented all necessary measures to achieve certification to ISO 22000, the international feed and food safety standard. ISO 22000 covers all stages in the feed production process from raw material procurement to delivery of feed on the farm. It represents the most up-to-date means of applying HACCP methods in feed and food production. Obtaining ISO 22000 certification for all its production facilities in Spain and Portugal will contribute to Nanta meeting the demands of the Nutrace-certified quality standard.
Nanta	Nanta has implemented an auto-identification system using bar codes to regulate the addition of feed additives and premixes during the production of compound feed. The system is employed to manage risk at two stages in production. First, all premixes delivered to the feed mill in bulk are identified by bar code and this must match the identity of the bin into which it will be stored. Second, extra ingredients may be added to the bulk of raw materials for a batch of compound feed during the mixing stage. These ingredients are packaged in bags that can be handled by one operator. The bar code on the bag is scanned before use and must be approved by the manufacturing control programme before access is provided.
Hendrix	In 2007 Hendrix began the integration of feed and food safety, nutrition, production technology and HSEQ (Health, Safety, Environment and Quality) by applying HACCP methods in all activities. The HACCP methods were first used by Hendrix in managing feed-to-food safety. The benefits of HACCP methods are that all critical steps are identified and that appropriate actions can then be taken to control the processes more effectively. For Hendrix, this will lead to higher and more consistent quality feeds with greater predictability of feed performance. This Total Quality approach by Hendrix demonstrates the way in which Nutrace will be expanded in all Nutreco businesses in the coming years.
Hendrix	In the Netherlands, Hendrix feed products are sold via an extensive network of independent dealers. During the year, Hendrix audited the dealers to confirm that they are compliant with the revised Nutrace standards. The objective was to ensure all benefits of Nutrace quality extend through to the farm and beyond.
Sada	Packaging is often the key to the development of new food products, especially in meeting the demand for convenient ready-to-heat and ready-to-eat products, with health and food safety as priorities alongside an extended shelf life. The Food Research Centre is developing a wide range of packaging concepts for the Sada poultry product range. Material options include various forms of trays, films, bags, cartons and metals combined with packaging conditions such as aerobic, vacuum and modified atmosphere. To enhance food safety, ready-to-eat and ready-to-heat products ideally should be cooked inside the packaging. A further consideration is that the packaging materials should have recycling potential.
Sada	In 2007, Sada began a major programme to reduce substantially the risks posed by the possible presence of potentially harmful microbes in the poultry meat supply chain. The programme is run in cooperation with the Nutreco Food Research Centre in Spain. It extends from the Sada hatcheries supplying chicks to broiler houses and the feeds supplied by Nanta through primary processing to the preparation and packaging of Sada further processed poultry products. An initial part of the programme was to identify those points in the supply chain that are the most critical and where changes would achieve the greatest benefit. Steps already in place include upgrading of the hatcheries and trials with non-chemical carcase sterilisation systems at Sada processing plants.

Skretting	Working in cooperation with IT specialist TraceTracker, Skretting Norway is contributing essential data to a new electronic highway for traceability that links information from businesses all along the value chain. Eventually, anyone with access to the Global Traceability Network (GTNet) will be able to use an identification number for salmon at the retailer or restaurant to gain comprehensive information back through processing to harvesting, farming and the hatchery and to the feed, including the origins of raw materials. Skretting Norway is in a position to do this because of the earlier development of an electronic Nutrace track & trace system (see page 34).
Skretting	All analyses of safety and nutritional characteristics of raw materials and feeds by Skretting companies worldwide are now gathered together in a central database known as AquaLIMS. Because all the sampling methods and analytical procedures are harmonised throughout Skretting, the data is fully compatible. Combining the data gives greater insight. Trends and potential incidents can be identified earlier, which contributes significantly to risk management and predictability of feed performance. As such information is shared through the Nutrace platform, AquaLIMS can benefit all Nutreco businesses.
Trouw Nutrition International	Trouw Nutrition International has a supplier product assessment system — SUPRAS. SUPRAS was developed by the Quality Assurance and Global Purchasing teams and has been running for two years. In 2007, SUPRAS was introduced to all newly acquired businesses in Trouw Nutrition International and to all internal Nutreco customers. Having one system makes it easier for new companies to integrate because there is a ready-made structure. SUPRAS provides a straightforward means of storing and sharing information and documentation. It holds information on suppliers and products, including those that are excluded. When a new ingredient is identified, the ingredient and the supplier are assessed, based on their risk profiles. A first delivery is thoroughly checked and, if acceptable, the ingredient is released for use in Trouw Nutrition. Approval anywhere in Trouw Nutrition is effectively approval everywhere, which saves duplication and ensures consistency. Additional monitoring and annual reviews mean SUPRAS is a dynamic system of supplier assessment and management.
Trouw Nutrition International	Trouw Nutrition companies around the world investigated over 2,000 supplier–ingredient combinations to ensure that they meet with the revised Nutrace standards. These were specified in new contracts for suppliers. Each supplier–ingredient combination was checked to ensure the ingredient met with nutritional specifications and Nutrace food safety requirements. This included an extensive series of analyses of ingredients, the results of which were entered into SUPRAS. Every supplier was required to provide information using a questionnaire and all areas of doubt were subject to an audit by representatives of Trouw Nutrition International.
Nutreco Canada	On becoming part of Nutreco in July 2007, Nutreco Canada immediately committed to implement Nutrace and became part of the Nutrace platform. The process to implement Nutrace began with a gap analysis throughout both the Shurgain and Landmark businesses. A series of quality objectives were specified, based on the results of the gap analysis. One of the following actions was to implement an organisational structure for the rapid implementation of Nutrace, which will be completed in 2008. Steps will include standardisation of Certified Quality and upgrading of supplier assessment.


"Nutreco is establishing a purchasing coordination centre in China. In addition to greater efficiency in purchasing and logistics, the centre will audit the operations of suppliers and monitor raw materials for safety in China."

Nanta pioneers cross-contamination control measures

When farm animals become sick, often the best option for both commercial and welfare reasons is to treat them with a medicine. Adding these medicines to the feed is recognised as the most efficient and effective means of administering them because it is controlled and accurate. Medicines can only be used in feed when prescribed by a veterinarian and the feed company has no role in the decisions to use a medicine or which medicine to use. Medicating feed is a service to customers.

Nanta has prepared a manual on best practices in controlling cross-contamination between medicated and non-medicated feeds and this will provide the basis for the Nutrace standard on the topic.

Skretting rolls out track & trace technology

Skretting has implemented an electronic track & trace system in Norway, Chile and Australia and is in process of implementing it in the UK. During 2008, it will be rolled out to other Skretting companies.

Skretting Norway and the Skretting Aquaculture Research Centre took the lead role in developing and implementing electronic track & trace systems. The system now operating in Norway provides information online to customers and regulatory authorities and makes Skretting a clear leader among fish feed producers worldwide. The expertise from Norway is used by other Skretting companies around the world.

The electronic trace engine was developed with the supplier Lawson, which also supplied the Movex ERP system used in all Skretting companies. The trace engine rapidly identifies information on any feed batch, from raw material origins through to customer deliveries.

Customers log onto the customer section of the Skretting Norway website, using a password unique to their company and location. They review their deliveries, see information about individual batches of feed and access information on feed-to-food safety and pigment contents. They can also obtain a declaration of contents. Skretting Norway has permission from the Norwegian regulatory authority to publish this information electronically rather than printing it on the bags or tickets. Information is given in English as well as Norwegian so that customers can show it to their customers and use it for audits on certifications such as ISO 9001 and EurepGAP.

The regulatory authority has its own password and regularly compares Skretting information with the





results of its analyses of samples taken each month from Skretting feed plants.

Skretting Norway is now connecting the information to TraceTracker's international Global Traceability Network (GTNet). GTNet is a global platform with information and documentation on the entire value chain.



Successful pilot in pig meat value chain

Nutreco feed business Hendrix UTD, Jumbo Supermarkets, Dierenbescherming (the Dutch animal welfare organisation) and pig producer Cobben successfully completed a pilot project with a new pig meat concept called Jumbo Aware. Controlled from feed producer to retail shelf, Jumbo Aware provides high standards of food safety, animal welfare, environment and flavour.

Cobben employs the Canadian bedding system to raise the pigs. This is a group housing system that takes account of animal welfare. It has a relatively large area per pig and a thick layer of sawdust to allow natural behaviour. The pigs are given feed from Hendrix, made with selected raw materials. The pigs are processed at a plant that is recognised for its sustainability. The packaging of the pig meat products carries the Dierenbescherming and Milieukeur (sustainability) certifications and they command a premium price that is between conventional and organic products. The two-year pilot project concluded at the end of 2007 and further pig producers are being recruited to the scheme.

Nutreco people & investing in the community



This priority area includes people in Nutreco and those affected by the activities of Nutreco. It is an opportunity to report on employment and social policies and to make clear that Nutreco is aware that it cannot operate in social isolation.

Externally, more than avoiding negative impacts, Nutreco businesses are encouraged to find and bridge gaps in local community social structures through, for example, welfare, cultural and environmental initiatives.

Nutreco employees

The number of Nutreco employees increased from 7,919 in 2006 to 9,090 as at 31 December 2007. They were employed in Nutreco companies in 28 countries on five continents: North and South America, Australia, Europe and Asia (including China, India, Japan, Turkey and Indonesia). Nutreco has approximately 100 production plants located in 24 of these countries.

This substantial increase in personnel is the result mainly of the acquisition of Maple Leaf Animal Nutrition, which became Nutreco Canada, and of the premix businesses acquired from BASF. The increase in employee numbers from acquisitions was partially offset by the divestment of the Euribrid breeding activity and related R&D to Hendrix Genetics, by the divestment of Trouw Nutrition France and by a restructuring in Hendrix UTD in the Netherlands, with a consequent loss of jobs. More information is given below.

Employee statistics

The number of women employed in Nutreco was 2,498 (27%). The proportion of staff in managerial positions was 9% and 20% of these were female. Staff turnover worldwide and across all activities rose from 6.5% to 13.5% (excluding employees of either acquired or divested companies). To put this increase in context, the figures for 2004 and 2005 were 13% and 12.5% respectively. The dip in 2006 reflects the divestment of processing activities in Pingo Poultry and Marine Harvest and completion of restructuring in Spain, both in Nanta and Sada, that occurred in 2005. The return to previous levels in 2007 results from the acquisition of activities in regions where staff turnover is generally higher, e.g. North America and China.

The average age was 39.5 years: 40 years for men and 37 years for women. The average duration of employment

"People truly are our greatest asset. It is only our people that can set us apart from competitors and that can make the necessary changes from the past. Their dedication, enthusiasm, sense of responsibility and their skills and knowledge are what make Nutreco a success."



was 12 and 8.5 years, respectively. Bachelor degrees or higher qualifications were held by 18% of Nutreco employees.[1]

Nutreco policy is to offer employees and applicants equal opportunities regardless of gender, race or religion.

Approximately 2,679 (29.5%) Nutreco employees worked in the premix and speciality industry, 27.5% in animal nutrition, 25% in the meat processing industry in Spain (Sada and Inga Food), 15% in fish feed companies and 3% in research & development, head offices and shared service centres. Approximately 33% of all Nutreco employees work in Spain, 15% in Canada and 11% in the Netherlands. Employees in each of the other countries represented less than 10%, with only China and Chile being above 5%.

The working language within Nutreco is English, as the main international business language. The chart below shows the main languages spoken.

Mother tongue	Percentage
Spanish	42%
English	16%
Dutch	13%
Chinese	8%
French	6%
Norwegian	3%
Remainder	12%
Total	100%

The Skretting Aquaculture Research Centre in Stavanger, Norway, is probably the most international site in Nutreco. The 65 employees represent nine nationalities. Additionally, the gender ratio is almost exactly 1:1.

In 2007, the Human Resources (HR) team of Nutreco initiated a programme to implement a more coordinated HR structure across the growing organisation. A global HR Leadership Team was installed. This involves the HR leaders of the business groups in taking strategic directions and making sure that the company has the right HR emphases for the business. The HR Leadership Team identified the challenges for HR in the years ahead. The main challenges are Talent Management, Managing Demographics, Managing Change and Cultural Transformation, and Learning & Development.

1 Figures on age, duration of employment, qualifications, absenteeism and lost time incidents are based on all companies that are either operated by Nutreco or are owned by Nutreco (50% or more) as at 31 December 2007.

These challenges require an effective HR organisational model and a common information platform, which will be implemented in 2008. More details are given in the Nutreco Annual Report on pages 43-44.

New learning and development programmes were designed at corporate and business group levels. Nutreco Spain began with its Sales Academy, a development programme for the entire sales force. Skretting started a management development programme for senior managers. The Corporate HR team prepared a new management development programme, Expanding Horizons, for launch in the first quarter of 2008. The objective is to accelerate the development of young talented professionals in Nutreco. Participants will broaden their international experience, strengthen their career mobility and build strong cross-business networks within Nutreco.

Restructuring in Hendrix

Fierce price competition in the Dutch compound feed market led Hendrix to implement a rationalisation and restructuring of the business, including the closure of the feed mill at Meppel. In the restructuring up to 45 employees were made redundant. Employees affected were given as much notice as possible to provide time to seek other jobs. First options within Nutreco were explored and, following the prepared Hendrix social plan, an outplacement bureau was contracted to provide support in identifying and applying for new jobs. Employees at Meppel were given an 'EVC Traject', which identifies the competencies they acquired during their employment with Hendrix.

Health and safety

Health and safety of employees has a high priority in Nutreco and forms a substantial part of the audits conducted by the Health, Safety, Environment and Quality (HSEQ) team based in Boxmeer, the Netherlands.



The team is a key contributor to maintaining and improving standards that apply throughout Nutreco operations. The Corporate HSEQ Director reports to the CEO of Nutreco.

The HSEQ team regularly inspects and audits all Nutreco production and processing sites, primarily to ensure that Nutreco standards are met. Where equipment, conditions or working methods do not meet with Nutreco standards, the matter is recorded together with recommendations on necessary changes. Audit reports are submitted to site and business management and to the Executive Board. The HSEQ team monitors the implementation of all 'urgent' recommendations. HSEQ recommendations are strong support for related capital expenditure applications.

In addition to health and safety, audits include certificates and licences, quality control and hygiene measures, and complaints concerning odours or noise. Where problems are identified, the team works with management to find a practical solution that meets regulatory requirements. The exact details of solutions may vary from site to site, to suit the construction and activities of each site rather than imposing identical procedures everywhere.

As the HSEQ team visits all Nutreco installations, it facilitates the sharing of knowledge and best practices relating to health and safety at work as well as production. It acts as an information and advice resource on health and safety issues and may, if invited, take part in audits of suppliers.

Ratings by Nutreco companies of the quality of the audits performed by Nutreco HSEQ



Average rating
0
2
4
6
8
10
Site inspection
Quality/Food safety
Occupational health
Safety
Environmental
Quality report



Follow up of Nutreco HSEQ audit recommendations

(Situation in 2007 for HSEQ audits executed in 2006)



In progress 25%
Postponed 19%
No follow-up 5%
Executed 51%

The HSEQ team also coordinates the gathering of performance data used in Nutreco Corporate Social Responsibility Reports.

Nutreco has had an HSEQ team since its foundation in 1995. The team has visited every production site several times, apart from recent acquisitions, and has recorded continuous improvement.

Categorising sites

At the request of Nutreco business managers, in 2007 the HSEQ team developed a system of site categorisation, based on HSEQ audit results. Starting in January 2008, each site will be rated in one of five categories. The categories are Insufficient, Fair, Good (Nutreco average), Excellent and Superior. To achieve Excellent status a site must score 85% in the audit. Superior status requires a score of 90% or more in every section of the audit. Sites achieving Excellent or Superior status in the Safety module will be awarded a Nutreco HSEQ certificate.

The audit category of a site controls the frequency of auditing. Sites categorised as Inferior will be subject to a full audit within two years while those attaining Superior category will be audited again in six years.

A benefit of this approach is that the HSEQ team will be able to continue an effective auditing programme even

LTIs per million man-hours per BU in 2006-2007



35
30
25
20
15
10
5
0
2006
2007
Nutreco Corporate and R&D
Salmon Feed N-Europe
Salmon Feed Canada
Salmon Feed Chile
T&M Species
Hendrix
Nanta
Nutreco Canada
Sada Poultry
TN Americas
TN West Europe
TN CE Europe & Asia
Nutreco total

though the number of sites has increased by 40% following the acquisitions in 2007. At the same time, the auditing programme will focus on aligning acquired sites with Nutreco standards. To facilitate the review of acquired sites, the HSEQ team developed a Quick Scan audit that can be completed in one day. It involves a physical site inspection and a basic questionnaire. Quick Scan audits will introduce acquired companies to the Nutreco system and indicate how soon a full audit is required.

In 2007, the HSEQ team continued its practice of asking business managers to assess the usefulness of the HSEQ audits. The results of the surveys are given in the chart on page 42.

Hearing loss

Hearing loss resulting from working in a noisy environment is one of the most widely recognised occupational diseases. At each HSEQ audit, noise levels in the workplace are monitored. Where they reach 80 dBA or above, noise reduction measures are recommended, if practical, as is the provision and use of personal protective equipment. The availability and use of personal protective equipment is checked in all audits.

Absenteeism and workplace accidents in 2006

Company-wide absenteeism stood at 3.7% in 2007 (4.3% in 2006).

The number of lost time incidents (LTIs) was 219 (206 in 2006). The frequency rate of LTIs is calculated as the number of incidents per million man-hours. In 2007 it was 15.3, compared with 16.3 in 2006. There were no fatal accidents in Nutreco in 2007.

Nutreco maintains an ultimate objective of zero accidents in the workplace. While, in practice, this may not be possible, there is a continuous effort to bring the numbers as low as possible.

Education and training

The people that make up the workforce of Nutreco are its most significant assets. Their knowledge and expertise represent an important part of its future. Care is taken to ensure they are treated fairly, given equal opportunities and offered opportunities to progress — through education and training or by movement within the company.

Details of training provided in 2007 will be published in the CSR section of the Nutreco website (www.nutreco.com > Corporate Social Responsibility > CSR Report > Additional information).

Skretting Chile pioneers competence certificates

In 2007, 57 employees of Skretting Chile were awarded certificates to indicate they had successfully completed

Dilemmas as Nutreco expands

As Nutreco grows, it is involved with widely varying cultures and expectations regarding health and safety at work. Every new acquisition starts from a different position but progress, though at different speeds, is always towards the Nutreco HSEQ standards. However, the approach has to be pragmatic. While Nutreco can set higher standards and expectations compared with other companies in a region, it cannot move so far ahead that the plant is no longer competitive. Even so, risk assessment and control must take the same approach. Solutions may differ but danger is not tolerated. The same HSEQ policy and principles apply to all Nutreco operations and to all Nutreco employees, wherever located.

HSEQ inspections are part of the due diligence procedure preceding acquisition. If a plant is dangerous, it will be excluded from the final deal, or the acquisition does not proceed. HSEQ problems that can be solved within reason are changed straight away.

Nutreco understands it must respect local conventions. For example, some plants are in locations where it is normal for all ingredients to be in bags. Nutreco could invest in automating such a plant to work with bulk ingredients but this would cause more problems than it would solve. The labour force and local community could be alienated because of the loss of employment and there could be difficulties in finding qualified operators and in maintaining the equipment.

Nutreco believes that consulting with the employees to make their working practices safer is a better solution, developing a 'custom-made' approach for each company while never compromising on health and safety at work.





specially prepared competence courses for extrusion operators, mechanics and electro-mechanics. The courses were devised specifically for Skretting by Inacap, a professional institute dedicated to training at a national level. They ran for three years and comprised over 300 hours of training. Skretting acted as a pioneer for this form of training in Chile as the curriculum was one of the first devised by Inacap for industrial companies. A further 30 employees will complete their training course in 2008.

Human rights

All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at least in line with those in equivalent industries in the same country as Nutreco is keen to recruit and retain a high-quality workforce.

The Nutreco Human Resources guidelines state that companies will, in principle, follow collective labour arrangements. On top of this, companies will develop a total compensation, benefit and social security package in order to position themselves as a good and attractive employer in their industry.

International labour standards

The standards specified in OECD conventions and the relevant ILO conventions on employment are endorsed by Nutreco and, where valid for the business, are integrated in the Code of Ethical Conduct, Nutreco HR Standards and the HSEQ Policy. These can be found on the Nutreco website (www.nutreco.com > Corporate Governance, and > Corporate Social Responsibility). The rights include the freedom of association and union membership. They also include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

Employment in soya production

1 Employment conditions are part of the multi-party covenant relating to the purchasing of soya meal, described on page 24. In Nutreco, because of concerns expressed about the social as well as environmental impact of increasing production of soya beans, the standard contract framework includes specific human rights stipulations:

- No child labour in the supply chain from agricultural production to delivery in the shipment port
- No slavery in the supply chain from agricultural production to delivery in the shipment port



Employee representation

Most employees are represented on works councils in production and processing plants and by Health, Safety and Environment (HSE) committees. Further details will be given on the Nutreco website, www.nutreco.com.

Nutreco has a European Information and Consultation Council, in line with EC Directive 94/45/EC, which requires all companies above a certain size and operating in more than one European country to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of these countries. The council meets twice a year and minutes are made available in eight languages.

Investing in the community

1 Nutreco aims to have a positive influence in the community, helping to bridge gaps in local community social structures. This applies both to local communities around its centres of activity and more distant ones, for example in countries supplying raw materials. Initiatives by Nutreco businesses can include welfare, cultural and environmental activities. Underlining this commitment, in late 2007, Nutreco Corporate agreed to begin supporting a Bangladeshi foundation that helps women establish and run small agricultural and aquaculture businesses. Nutreco will provide expertise as well as financial support.

Figures for contributions to the community will be published on the Nutreco website, www.nutreco.com.

Most of these programmes run over several years and have already been covered in previous reports. Some examples from 2007 are described below.

Sponsorship for student conference on poverty

Nutreco Corporate provided sponsorship to STAR, a student association of Erasmus University in the Netherlands. The funds enabled STAR to hold a conference in May 2007 on Poverty Eradication as a Business Strategy. A robust debate followed presentations from a range of prominent figures from Dutch society that helped to make the students more aware of the problems of poverty in the world of today.

Hendrix employees vote for Bolivia

Each year the employees of Hendrix in the Netherlands hold a vote to select a community action to support.

"In total in 2007, Nutreco grew by more than 1,000 employees and added some 40% to its operating companies. We will not acquire a company unless we are confident we can bring it into line with Nutreco standards while it continues to operate effectively within its local economy and culture."



"I am pleased to report that in this company, we have committed to supporting a programme for rural development in Bangladesh. We will do this both in financial terms and by sharing the knowledge of agriculture we hold in this company."



In 2007, Hendrix donated EUR 5,000 to a project of the Stichting Lilliane Fonds (the Lilliane Foundation) in Bolivia. The donation was matched by the Dutch Commission for International Cooperation and Development, making a total of EUR 10,000. The funds were used to provide for three actions. They provided suitable accommodation for a girl with a growth disorder that has caused her to grow to 2m10. An extra four-bed bedroom with bathroom was added to the accommodation at a centre operated by CENAID, a partner of the Lilliane Foundation, in Santa Cruz. The centre offers accommodation for children from the surrounding Amazon region to stay with their mothers when visiting Santa Cruz for medical consultations and treatment.

Funds for Africa and India

The employees of Selko and Trouw Nutrition Feed Ingredients, located in Tilburg in the Netherlands, collected funds, goods and toys to support children's projects in Africa and India.

The Usakos Children's Village in Namibia is home for 40 orphans and children with challenging backgrounds, handicaps or chronic health conditions. They are provided with schooling that is both academic and practical, including basic computer literacy. By the time they leave the village they should be able to support and look after themselves.

The Sarawasthi Foundation supports several projects in Bangalore, ranging from a home for girls, where they are given safe shelter and education, to actions to alleviate problems for people in the slums of Bangalore through education, food and health care.

Nutreco Canada brings strong track record

The companies of Nutreco Canada joined Nutreco with a well established programme for community involvement. In their continuing activities, they support national charities such as the Canadian Cancer Society and the Canadian Breast Cancer Foundation, for example by raising funds from sponsored walks.

Several other charities are supported including local food banks, the Salvation Army and United Way. Community activities also include sponsoring of local sports teams, farm safety programmes and work with the education authorities in Manitoba.

Housing in Chile and Peru

Skretting Chile donated funds for 29 basic houses in Chile's Region X and in a zone of southern Peru that had been affected by an earthquake. The funds were augmented by voluntary labour given by employees of Skretting Chile. In Chile, two of the four donated houses were constructed by Skretting employees and their families. The houses were completed in December 2007. The other 25 houses are





in Peru, where construction should be complete by August 2008. Peru is the main provider of fishmeal and fish oil for Skretting Chile.



Skretting Scholarships

1' Skretting will continue its Scholarship programme in Asia Pacific for 2008 and 2009. The scholarships support attendance by staff of independent commercial marine hatcheries and researchers from developing countries at the Regional Grouper Hatchery Production Training Course in Indonesia. Skretting is offering scholarships for three people to attend each year, thereby contributing to the development of aquaculture and local economies.

The course is run by the Network of Aquaculture Centres in Asia-Pacific and the Brackish Aquaculture Development Centre.

Monitoring community impact

One of the ways in which Nutreco can monitor its impact on communities local to its production and processing activities is through the registration of complaints, in particular those relating to odour or noise.

All plants keep a log of complaints received. These are always responded to and, where practicable, measures are taken to eliminate the cause. This can be through further training of operating personnel, through liaison with suppliers and subcontractors, by changes to procedures or by making physical changes to the plant itself, for example installing new odour abatement systems.

Information on cases leading to odour or noise complaints will be published on the Nutreco website, www.nutreco.com, together with data on litigation in 2007, operating licences and formal notices.



"The world population is growing. The wealth of the citizens of emerging economies is increasing to the point where they are changing diets and consume fewer carbohydrates and more proteins in the form of meat and fish. Simultaneously, demand for biofuels is rising. The challenges we face today continue to emphasise the apt construction of the Nutreco name at our foundation in 1994. Nutreco represents a combination of nutrition, economy and ecology. We recognised then, and it continues to be true now, that we can only achieve sustainable, strong economic performance when there is close attention to matters of ecology."


CSR addendum



- premix & speciality feed
- compound feed Europe
- animal nutrition Canada

meat & other

- fish feed
- head office

Nutreco in the world

Nutreco in the world



Assurance report

To the readers of the Nutreco CSR Report 2007.

Introduction

We have been engaged by Nutreco Holding N.V. to review the Nutreco CSR Report 2007 (further referred to as The Report). The Report, including the identification of stakeholders and material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

Context and scope

Our assurance engagement covers all information in The Report with the restriction that indicators on absenteeism and workplace accidents (LTIs) presented on page 43 are excluded as we would not be able to rely on the internal systems.

We designed our engagement to provide the readers of The Report with:

- limited assurance on whether the information in The Report as defined by the scope of our assurance engagement is fairly stated;
- reasonable assurance on whether the financial information in The Report presented in 'Nutreco's profile' is properly derived from the audited 2007 Group financial statements of Nutreco Holding N.V.

Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of information and are less extensive than those for a reasonable level of assurance.

To obtain a thorough understanding of the financial results and financial position of Nutreco Holding N.V. the reader should consult the audited Group financial statements for the year ended December 31, 2007.

Reporting criteria

There are no generally accepted standards for reporting sustainability performance. Nutreco Holding N.V. applies its own sustainability performance reporting criteria, derived from the Sustainability Reporting Guidelines (G3) of the Global Reporting Initiative and internal corporate guidelines for reporting. We believe that these criteria are suitable in view of the purpose of our assurance engagement.

Assurance standard

We carried out our engagement in accordance with Standard 3410N 'Assurance engagements relating to sustainability reports' of the Royal Netherlands Institute of Register Accountants (NIVRA). This Standard requires, amongst others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence.

Work undertaken

We undertook the following activities:

- performing a media analysis and internet search to obtain information on relevant sustainability issues for Nutreco in the reporting period;
- assessing the qualitative information by interviewing staff at corporate and business level and by reviewing internal and external documentation such as minutes of meetings, reports, internet and intranet sources;
- reviewing the underlying principles of information management, and reviewing the data collection, aggregation and validation process by the corporate HSEQ department;
- a consistency check to ensure that The Report includes information on the key commitments and targets in the Nutreco CSR Report 2006;
- visiting a production plant of Skretting in Norway to assess the data collection process at local level.

For the financial information in The Report we have reconciled the data on financial performance in 'Nutreco's profile' with the audited 2007 Group financial statements of Nutreco Holding N.V.

Following our review we discussed changes to the draft reports with Nutreco Holding N.V., and reviewed the final version of The Report to ensure that it reflected our findings.

Basis for a qualified conclusion

Whilst Nutreco Holding N.V. describes its continued efforts to address sustainability aspects in conducting business, the selection of material issues on the four key priority areas for the 2007 report should have taken place in a more structured way. As a consequence we are uncertain that all material issues and related indicators that stakeholders expect to be reported on are covered in The Report.

Conclusions

Based on the above we conclude that:

- taking into account the matter as described in 'Basis for a qualified conclusion', the information in The Report, as defined by the scope of our assurance engagement, does not appear to be unfairly stated.
- the financial information in The Report presented in Nutreco's profile is properly derived from the audited 2007 Group financial statements of Nutreco Holding N.V.

Commentary

Without affecting the conclusions presented above, we would like to draw readers' attention to the following:

We recommend Nutreco to review the topics to be reported on for each of the four CSR priority areas identified in 2005 and to select the material topics related to each of these priority areas on the basis of stakeholder input.

Furthermore in our view The Report is still rather descriptive and focuses on policy-related information and intentions. The Report could be improved by reporting on performance by including more quantitative information. We recommend Nutreco to emphasise in The Report 2008 the ambitions, targets and performance for Nutreco Holding N.V. as a group.

In the 2006 report Nutreco described the selection process for the KPIs to monitor progress in the four CSR priority areas that were defined in 2005 and its intentions to implement these KPIs in the business in 2007. As Nutreco describes in this report, no reportable progress was achieved in implementing these KPIs in the business in the reporting year. Like last year we therefore strongly recommend Nutreco to ensure the right conditions are in place as soon as possible to facilitate the implementation of the KPIs in the business in 2008.

Amstelveen, April 3, 2008

KPMG Sustainability B.V.
W.J. Bartels RA (director)

Subject index

Glossary and abbreviations

Compound feed	Compound feeds are complete feeds blended, or compounded, to match the nutritional requirements of the specified animal
Concentrates	Premixes to which high protein feedstuffs have been added. Suitable for supplying to farmers to blend with macro-ingredients such as grain available on the farm
EFSA	European Food Safety Authority
EU	European Union
FAO	Food and Agriculture Organization of the United Nations
FEFAC	European Compound Feed Manufacturers' Federation
Fish feed	A compound feed prepared for fish, having a higher nutrient concentration than feed for land animals
GMO	Genetically modified organism
GRI	Global Reporting Initiative
HSEQ	Health, Safety, Environment and Quality
ICES	International Council for the Exploration of the Sea
IFFO	International Fishmeal and Fish Oil Organisation
ILO	International Labour Organization
IMARPE	Instituto del Mar del Peru
NEAFC	North East Atlantic Fisheries Commission
NGO	Non-governmental organisation
OECD	Organisation for Economic Cooperation and Development
OHSAS	Occupational Health and Safety Assessment Series
Organic	Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited
Premix	Ingredients for compound feeds consisting of micro-ingredients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed
Specialities	Animal feeds for specific animal groups such as young animals, e.g. milk replacers for calves and starter feeds for piglets, or feeds with supplements for specific purposes, such as health promotion

GRI index

1. Profile — Strategy and Analysis

1.1	Introduction by CEO	Page [illegible] seq.
	Strategy	CSR strategy, pages 8 11, Corporate strategy, Annual Report page 11
	Governance	Page 14, Annual Report page 50 et seq.
1.2	Key impacts, risks and opportunities	These topics are summarised on the following pages, more detail is given throughout the report: pages 8 11, 14 16, 20 21, 30 31, 34 35, 41 42

2. Profile — Organisational profile

2.1	Name	Page 0 (Profile), Nutreco Holding N.V
2.2	Primary brands, products and services	Page 0 (Profile)
2.3	Operational structure	Page 0 (Profile), 50 51 Not reported fully below Business Group level
2.4	Location of headquarters	Page 62 Corporate Headquarters is in Amersfoort in the Netherlands
2.5	Countries of operation	Page 0 (Profile), pages 50 51
2.6	Nature of ownership, legal form	Page 0 (Profile)
2.7	Markets served	Page 0 (Profile)
2.8	Scale of organisation	Page 0 (Profile) and Annual Report
2.9	Significant changes	Pages 1 and 40
2.10	Awards in 2007	None

3. Profile — Report parameters

	Report profile	
3.1	Reporting period	2007
3.2	Previous report	2006
3.3	Reporting cycle	Annual
3.4	Contact point	Page 62

	Report scope and boundary	
3.5	Process for defining report content	The report mainly covers information relating to the four CSR focus areas defined on pages 2[illegible] 30, 34, 40
3.6	Boundary of report	Nutreco operations, page 0 (Profile), pages 6 7
3.7	Limitations	Pages 6 7
3.8	Joint ventures (JVs) etc	JVs where Nutreco owns 50% or more are reported. Annual Report page 29
3.9	Data measurement	Data is collected in accordance with specifications from Nutreco HSEC, pages 6 7
3.10	Re-statements of information	Pages 6 7
3.12	GRI Contents index	This page
3.13	Assurance	Page 52

4. Governance, Commitment and Engagement

	Governance	
4.1–7	Governance structure	Page 14, Annual Report page 50 54
4.8	Internally developed statements	www.nutreco.com: Corporate Governance and Corporate Social Responsibility
4.9–10	Governance body's overview	Page 14, Annual Report page 50 et seq.

	Commitments to external initiatives	
4.11	Explanation of whether or how precautionary principle is addressed	Not reported
4.13	Memberships in associations	Page 17

	Stakeholder engagement	
4.14–17	Stakeholder groups engaged with	Pages 6–7, 9, 17, 21, 24–26

Economic performance indicators

	Economic performance	
EC1	Direct economic value generated and distributed	Annual Report and page 0 (Profile)
EC2	Financial implications of climate change	Pages 3, 30 et seq.
EC3	Benefit plan obligations	Annual Report pages 57–59, 91–95, 128–132
EC4	Financial assistance from government	Annual Report page 93

	Market presence	
EC5	Wage ratios	Not reported
EC6	Local suppliers	Not reported
EC7	Local recruitment	Page 41

	Indirect economic impacts	
EC8	Infrastructure investments for public benefit	Not reported
EC9	Significant indirect economic impacts	Page 33, 45, 47

Environmental Performance Indicators

	Materials	
EN1	Materials used	Pages 20–29
EN2	Percentage recycled	Raw materials are often by-products from other industries and are converted to feed, which provides food and could be classed as recycling. Pages 20–29

	Energy	
EN3	Direct energy consumption	To be published on Nutreco website, in section CSR, www.nutreco.com
EN4	Indirect energy consumption	Not reported
EN5–7	Energy saving	Pages 32

	Water	
EN8–10	Consumption of water, sources and recycling	To be published on Nutreco website, in section CSR, www.nutreco.com

	Biodiversity	
EN11	Location of land owned or leased	Not reported
EN12	Impacts of activities	Pages 20–33
EN13	Habitats protected or restored	Not reported
EN14	Strategies, actions, plans	Pages 8–11
EN15	Number of IUCN Red List species and other threatened species affected by activities	Not reported, as not applicable
EN16–27	Emissions, Effluents and Waste	To be published on Nutreco website, in section CSR, www.nutreco.com

	Compliance	
EN28	Fines and other sanctions	To be published on Nutreco website, in section CSR, www.nutreco.com

	Transport	
EN29	Significant environmental impact of transports	Not reported

	Overall	
EN 30	Total environmental protection expenditure	Not reported

Labour Practices and Decent Work Performance Indicators

	Employment	
LA1-2	Total workforce data	Page 40-41
LA3	Benefits for full-time compared with temporary and part-time employees	Not reported

	Labour/Management Relations	
LA4-5	Collective bargaining agreements and minimum notice periods	Not reported

	Occupational Health and Safety	
LA6	Representation on site committees	Page 44-45 and Nutreco website, www.nutreco.com
LA7	Data on injuries, occupational diseases, absenteeism etc.	Pages 42-43
LA8	Education and support with respect to serious diseases	Not reported
LA9	Health and safety topics covered in formal agreements with trades unions	Not reported

	Training and Education	
LA10	Average hours training per year per employee per category	To be published on Nutreco website under section CSR www.nutreco.com
LA11	Programs for skills management and lifelong learning, including assistance with career endings	Not reported
LA12	Percentage of employees receiving regular performance and career development reviews	Not reported

	Diversity and Equal Opportunity	
LA13	Composition of governance bodies and employees by diversity categories	Not reported
LA14	Ratios of male to female salaries	Not reported

Human Rights Performance Indicators

	Investment and Procurement Practices	
HR1	Investment agreements with human rights clauses	Not reported
HR2	Suppliers and contractors screened on human rights	Not reported
HR3	Training on human rights	Not reported

	Non-discrimination	
HR4	Incidents of discrimination and action taken	Not reported

	Freedom of Association and Collective Bargaining	
HR5	Identification of significant risks to association and collective bargaining	Not reported

	Child Labour	
HR6	Identification of risk and measures taken	Pages 44-45

	Forced and Compulsory Labour	
HR7	Operations identified as having significant risk	Page 24

	Security Practices	
HR8	Training in human rights	Not reported

	Indigenous rights	
HR9	Violations of rights of indigenous people	Not reported

Social Performance Indicators

	Community	
SO1	Assessment of impact on communities	Page 47 and to be published on Nutreco website, in section CSR, www.nutreco.com

	Corruption	
SO2-4	Analysis, training and actions taken in response to incidents	Not reported

	Public Policy	
SO5	Participation in public policy development and lobbying	Page 17
SO6	Financial contributions to political parties, politicians and related institutions	Nutreco does not make such contributions

	Anti-competitive Behaviour	
SO7	Legal actions for anti-competitive behaviour	None

	Compliance	
SO8	Monetary value of significant fines and number of non-monetary actions for non-compliance	Number of non-compliances to be published on Nutreco website, in section CSR, www.nutreco.com

Product Responsibility Performance Indicators

	Customer Health and Safety	
PR1	Life cycle stages in which health and safety of products and services are assessed	Pages 34-39

PR2	Number of incidents of non-compliance with regulations and voluntary codes	Not reported
PR3–5	Product and Service Labelling	Not reported
PR6–7	Marketing Communications	Not reported
PR8	Customer privacy	Not reported
	Compliance	
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	Not reported

GRI Application Level Grid

	2002 in accordance	C	C+	B	B+	A	A+
Self Declared		√					
Third party checked							
GRI checked							

The assessment is made by the authors of this report.

Millennium Development Goals

MDG	Sub-goal	Nutreco action	Page
MDG 1: Eradicate extreme poverty and hunger	Sub-goal 2: Provide employment and living wages	Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from suppliers connected with forced labour.	24
		All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at least in line with those in equivalent industries in the same country.	44
		Nutreco aims to have a positive influence in the community, helping to bridge gaps in local community social structures.	45
		Nutreco in Canada supports local food banks, the Salvation Army and the United Way.	46
		Skretting in Chile donated funds and labour to build 29 houses in Chile and Peru.	46
	Sub-goal 3: Stimulate local agricultural production	Delivery of fish feed by boat to location up to Regions XI and XII in Chile.	33
		Skretting has committed to continue its scholarship programme in Asia Pacific for 2008 and 2009. The scholarships support the development of aquaculture and local economies.	47
MDG 2: Achieve universal primary education	Sub-goal 1: Avoid child labour	Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from suppliers connected with forced (or child) labour.	24
		Employees support children's projects in South America, Africa and India that include schooling.	46
MDG 7: Ensure environmental sustainability	Sub-goal 1: Reduce environmental impact	Production and transport of feeds have further impacts on the environment. Nutreco gives attention to these environmental relationships and to ways of moderating them, for example through the Nutreco Sourcing Initiative and energy reduction programmes.	20
		Nutreco is well positioned to make a valuable contribution to the reduction of impact of greenhouse gases from livestock.	31
		The production of biofuels, based on agricultural products, has become a significant industry in recent years. As a strategy in tackling climate change, Nutreco allocated increased resources to research the nutritional value of new raw materials generated as by-products in biofuel production.	31
		Nutreco signed a contract with energy supplier E.ON to ensure that all of the electricity used by Nutreco in the Netherlands is from sustainable resources and is carbon neutral.	32
		Nutreco calculated the CO_2 equivalence for travel and accommodation of all delegates at Agri Vision then donated a compensatory sum to Climate Neutral.	32
		Coordinating transport across businesses.	33
		Delivery of fish feed by boat in Chile and Norway.	33
	Sub-goal 2: Protect ecosystems and biodiversity	When purchasing raw materials, Nutreco aims only to purchase from reliable, quality assured sources that it believes to be free of unsustainable practices.	22
		Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from newly cultivated (deforested) land.	24
		Skretting is the world's leading supplier of fish feed and therefore an important buyer of fishmeal and fish oil. In 2007, Skretting issued a Sustainability Statement that defined its position with respect to the sustainability of its aquaculture feeds and their ingredients. Several actions are described.	25–29
		Nutreco research centres develop models for ration optimisation to help formulators make the most effective use of raw materials.	25
		Nanta uses phytases in feeds for layers and pigs and estimates that the presence of these ingredients reduces the consumption and excretion of phosphates by 14%.	29

Contact us

The CSR Report Team
Sigrid van Amerongen
Harm Teunissen
Reinder Sijtsma
Graham Look
Frank van Ooijen

Assurance report
KPMG Sustainability

Advised by
DHV Sustainability Consultants
Amersfoort, the Netherlands

Concept and design
www.porternovelli.be

If you have comments on this Nutreco CSR Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco CSR Report, or by sending an email to info@nutreco.com or by writing to:

The CSR Report Team
Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or email address.

If you would like copies of the Nutreco CSR Report or the Nutreco Annual Report, please send your request to the contact address above.

These publications may also be viewed on the Nutreco website at
http://csr-report.nutreco.com and http://annual-report.nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 26 April 2007

FREE TRANSLATION

Minutes of the proceedings of the Annual General Meeting of Shareholders (AGM) of Nutreco Holding N.V., a public limited liability company (the "Company") having its registered office in Boxmeer, held at the NH Barbizon Palace Hotel in Amsterdam on 26 April 2007.

1. <u>Opening</u>

The Chairman of the Supervisory Board of the Company, Mr **R. Zwartendijk**, acted as the Chairman of the meeting and opened the annual meeting at 02.30 p.m. He welcomed the shareholders, the KPMG external auditors, representatives of the press, the invited guests and a delegation from the central works council, attending the meeting as observers.

The Chairman appointed Mr **B. Verwilghen**, the Company Secretary, as secretary of the meeting and stated that the minutes of the meeting would be kept by Mr **P. Klemann**, a civil-law notary with the firm of De Brauw Blackstone Westbroek N.V.

The Chairman announced that the meeting was being recorded on audio and video tape for the purpose of minute-taking, and that a simultaneous translation into English was also available for those who wanted it. The meeting could also be followed on the Company's website via Internet. **The Chairman** then stated that, this year again, electronic voting sets would be used for those items on the agenda requiring voting. The operation of these voting sets would be explained before the voting.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in *Het Financieele Dagblad* and the *Officiële Prijscourant* on 30 March 2007.
The agenda, the annual report and the annual accounts for 2006, as well as the notes to the agenda and the leaflet with the Articles of Association, had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been sent free of charge to shareholders who had registered or asked for these to be sent to them. These documents had also been made available in Dutch and English on the Company's website.

The Chairman mentioned that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of ordinary shares.

The Chairman noted that, as in previous years, the Executive Board had opted for the possibility of setting a Registration Date. This enabled shareholders to take part in the meeting by having their shareholding registered at the latest by 19 April 2007, without having to block their shares until after the meeting.

The Chairman stated that, in accordance with the Dutch Corporate Governance Code, the draft minutes of the previous AGM had been posted on the Company's website within three months of the end of the AGM, with an invitation to make any comments known within a further three-month period. This period elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association and were subsequently posted on the website. A copy had been sent to those shareholders who requested this and copies were available in the reception area. The draft minutes of the Extraordinary General Meeting of Shareholders (EGM), held on 13 June and 31 August 2006, had been posted on the Company's website within three months of the end of the AGM, with an invitation to make any comments known within a further three-month period. This period elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association.

The Chairman noted, therefore, that both the requirements of the Articles of Association and the legal requirements had been met, so that this Annual General Meeting was authorised to take lawful decisions on all the proposals on the agenda.

Before proceeding to item 2 on the agenda, **the Chairman** drew the meeting's attention to the following points. Firstly, **the Chairman** told those present that the opportunity to ask questions would be provided following the explanation of each item on the agenda. As in previous years, he requested the representatives of the *Vereniging van Effectenbezitters* (Dutch Investors' Association) or other organisations representing the interests of shareholders, to limit the number of questions to 3 at a time, in order to give the other shareholders the opportunity to take the floor. Secondly, **the Chairman** asked everyone who wanted to put a question to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. He added that for reporting purposes, it was essential that those asking questions clearly stated their name, address and, if necessary, the organisation they were representing. Finally, everyone was requested to ensure that their mobile telephones were switched off.

The Chairman proposed proceeding to item 2 on the agenda.

2. Report of the Supervisory Board, the Audit Committee and the Remuneration Committee regarding FY 2006

The Chairman stated that, as shown in the report of the Supervisory Board on pages 78 and 79 of the annual report, the Supervisory Board had exercised supervision during the previous year through a number of formally scheduled meetings, a number of telephone conferences and through regular informal consultation. The supervision related to all the developments within Nutreco Holding N.V., and the activities and companies of the Group in the previous year.

Of the various points mentioned in the report of the Supervisory Board, **the Chairman** wanted to highlight the decision to sell Marine Harvest, the joint venture set up with Stolt-Nielsen for the farming, processing and distribution of salmon and other types of fish, in which the Company had a 75% interest, to Geveran Trading Ltd. The latter company, with the consent of the Company, assigned the agreement to Pan Fish ASA. Following the receipt of the purchase price on 28 March 2006, the Company focused on optimising its capital structure, which resulted in the buy-back of own shares and the cash payment of a so-called superdividend of EUR 9 to the holders of ordinary shares. **The Chairman** said these points would be covered later during the report of the Executive Board by the CEO, Mr **W. Dekker**. Detailed attention was devoted to the Company's Corporate Governance Policy in a separate chapter (pages 50 to 65) of the annual report. The Company's risk profile was also explained in detail in pages 66 to 72 of the annual report. The subject of Corporate Governance would also be briefly dealt with separately under item 5 of the agenda for this AGM.

The Chairman explained that the Supervisory Board is assisted in its activities by the Audit Committee, consisting of Mr **L. Ligthart,** as chairman, and Mr **J.A.J. Vink**, as member, and by the Remuneration Committee, consisting of Mr **J.M. de Jong**, as chairman, and Mr **Y. Barbieux** and **the Chairman**, as members. The entire Supervisory Board also continues to function as the Selection and Appointments Committee. During part of a Supervisory Board meeting earlier this year, the Supervisory Board also devoted time to an evaluation of its own performance.

The Chairman invited Mr **L. Ligthart**, chairman of the Audit Committee, to discuss the Audit Committee's report. Mr **L. Ligthart** thanked **the Chairman** and announced that on page 76 of the annual report a description could be found of the activities of the Audit Committee during the previous year. Mr **L. Ligthart** stated that 2006 had been reasonably intensive. The sale of Marine Harvest had been a major undertaking, not just in terms of the organisation of the sale and the transaction itself, but also in terms of ensuring in a responsible manner that the balance sheet would no longer reflect Marine Harvest. The Company's accounting department had also devoted a great deal of attention to this matter and Mr **L. Ligthart** believed that this had been done very well. Mr **L. Ligthart** went on to mention a second area of attention: the IFRS regulations, or, in other words, the reporting regulations which became mandatory in 2005 for listed companies. The Company completed the second cycle which went well. Mr **L. Ligthart** explained that new guidelines are expected in 2009 so that the system can be properly processed in the coming years. Mr **L. Ligthart** stated that the Audit Committee had also discussed the financial reports, the annual report and the annual accounts. These discussions did not identify or otherwise give rise to any problems to speak of. The same is true of the reports produced by the internal and external auditors. The Audit Committee is reasonably pleased about this. In the longer term, the Audit Committee considers the Control and Risk Management Process to be important for the Company. These risks must be further integrated in the Company's management process in such a way that the Audit Committee has good insight into what is happening. If anything goes wrong, this is reported and appropriate action is taken. Mr **L. Ligthart** stated that in this respect the Company is certainly ahead of many other enterprises. This resulted in Nutreco being awarded the highly prestigious Sijthoff Prize last year, clear evidence that the Company's financial and accounting systems were in very good order. Mr **L. Ligthart** concluded by commenting that 2006 can be looked back on with satisfaction. Mr **L. Ligthart** thanked **the Chairman.**

The Chairman gave the floor to Mr **J.M. Jong,** chairman of the Remuneration Committee.

Mr **J.M. de Jong** thanked **the Chairman** and said that at the first meeting at the beginning of the year under review the performance targets for the Executive Board for 2006 and an adjustment of the base salary in line with the previously approved remuneration policy of the Company had been discussed. Additionally, an adjustment of the remuneration payable to the Supervisory Board was proposed.

Mr **J.M. de Jong** continued by saying that in the second meeting, specific consideration had been given to the consequences of the sale of the Company's interest in Marine Harvest N.V. for the Company's Long Term Incentive Plans (the LTI Plans). Mr **J.M. de Jong** explained that the Remuneration Committee had decided to approve a proposal of the Executive Board to the Supervisory Board that the existing Long Term Incentive Plans be prematurely terminated and this resolution, together with the establishment of the interim Long Term Incentive Plan for the Executive Board for 2006, had been approved at the 2006 AGM. The Remuneration Committee, working together with an external adviser, had supervised the elaboration of a new Long Term Incentive Plan for 2007 and the following years. The Executive Board would submit this Plan to this meeting for its approval today under agenda item 7.

The Chairman asked whether there were any questions about the working methods of the Audit Committee or of the Remuneration Committee. Since there were no questions relating to this item, **the Chairman** proposed proceeding to item 3 on the agenda.

3. Report of the Executive Board regarding FY 2006

The Chairman tabled the report of the Executive Board for Financial Year 2006, as set out in pages 15 et seq. of the annual report, and asked Mr **W. Dekker** to provide a further explanation of this report.

Using several sheets, most of which had previously been used on 15 February 2007 during a press conference and analysts' meeting about the 2006 results, Mr **W. Dekker** explained the 2006 annual report.

Mr **W. Dekker** explained that the presentation contained little that was new. If there had been any changes, the Company, acting in accordance with the Dutch Corporate Governance Code and the statutory rules of the Netherlands Authority for the Financial Markets (AFM), would have notified these changes in advance through a press release. Mr **W. Dekker** stated that in his explanation he would review the financials for 2006 and would look at the strategy, the focus on growth, the agenda for 2007 and the plans for 2007. Echoing the words of **the Chairman**, Mr **W. Dekker** explained that 2006 had been a very important year for Nutreco due to the completion of the "Rebalancing for Growth" strategy; in other words the readjustment of the Nutreco portfolio. In addition to this, the sale of Marine Harvest had, of course, been a very important development. Mr **W. Dekker** explained that an announcement had also been made at the end of the year that agreement had been reached on the sale of the breeding activities.

Mr **W. Dekker** continued by stating that there would now be a total focus on growth. Within this growth, priority would be given to animal nutrition and fish feed. The Company is currently already showing strong organic growth. In 2006, expansion was achieved in growth markets such as Russia, China and India. Additionally, the special feeds division Trouw Nutrition was strengthened by the acquisition of Sloten in the Netherlands. Regarding the results in 2006, Mr **W. Dekker** announced net earnings of EUR 525 million. He commented that this result is not expected to be repeated this year (2007). The aforementioned net earnings were a one-off occurrence and were unique due to the book profit which had been realised. The earnings per share amounted EUR 15.19. The earnings per share from continuing operations were EUR 3.05, which still represented a 15% increase. Mr **W. Dekker** said he was happy with this performance. The dividend per ordinary share totalled EUR 10.60 and the equity capital amounted to EUR 750 million. The equity capital was a very important figure particularly in discussions about achieving an efficient capital structure. Additionally, the net cash position was EUR 237 million.

Mr **W. Dekker** continued by mentioning the sales development and reported that sales amounting EUR 3 billion were achieved in the preceding year. Mr **W. Dekker** stated that the currency effects were small, which reflects also on the Company's risk management and the spread in the portfolio. The acquisitions contributed EUR 81 million.

Mr **W. Dekker** subsequently gave a brief update on the various activities. In respect of compound feed, Nutreco is the number one supplier in Europe, and this is based on two positions: a sizeable position in the Benelux with Hendrix UTD, and in Spain Nutreco is the market leader with Nanta. A turnover of EUR 770 million was achieved, of which almost EUR 25 million was EBIT result. The ROACE, the return on average capital employed, was 33%, which is very high. Mr **W. Dekker** explained that Spain had been performing tremendously well for several years already. There had been some talk in the past about the pressure being felt by the compound feed industry in the Netherlands. Hendrix UTD had announced a reorganisation. Nutreco had already achieved 70% implementation, and the hard work that had been put in was already yielding clear results. Mr **W. Dekker** concluded that compound feed was not often talked about. It had a low margin, but the 33% ROACE which Nutreco was generating in this business was nothing short of fantastic. Moreover, the positions in the Netherlands and Spain were very strong. All the knowledge contained within these companies could and should be put to good use elsewhere in the world.

Mr **W. Dekker** continued by commenting on premixes and specialty feeds; in other words, the specialities of Trouw Nutrition. Sales clearly increased, by 27%. The operating result had also gone up from 22% to 27%. The capital employed had increased due to the acquisitions that had been made.

Mr **W. Dekker** felt that this represented a good performance. He reported that Nutreco had sold its business in France and, additionally, operating performance was up in Eastern Europe, Asia and the United States. These were also the areas where Nutreco wished to secure bigger positions in future.

With regard to fish feed, Mr **W. Dekker** said that sales of just below one billion euros had been achieved, at EUR 970 million. This represented a 20% increase. The operating result increased by 16% to EUR 67 million. There were high EBIT margins for an animal feed activity, which showed that, at 6.9%, this was still a speciality. The capital employed was EUR 194 million and there were very high ROACEs in this business, too. Additionally, there had been a sharp rise in the price of raw materials, and this was reflected also in the sales. Mr **W. Dekker** reported that fishmeal and fish oil were becoming scarce raw materials. A lot of research was being carried out aimed at finding suitable replacements for these raw materials wherever possible. Mr **W. Dekker** said he was happy that margins had been maintained in the face of enormous concentration on the customer side. Mr **W. Dekker** also emphasised that Nutreco was the world's number one supplier of salmon feed.

Mr **W. Dekker** continued to report on meat consumption. As had previously been reported, in line with the Rebalancing for Growth strategy the Benelux meat divisions in particular had been sold. In Spain, Nutreco was the market leader in terms of chicken production with a 30% share of the market. Additionally, the Spanish market was clearly dominated by fresh produce and, as a result, the cheap imports from Brazil and Thailand which had previously been mentioned so far had little impact on Spain. Naturally, this was a development that would be closely followed. Being number one in the market meant that strong results could be returned, and sales were no less than EUR 718 million. The EBIT/turnover figure had decreased by 2.1%, but it should not be forgotten that here too there was low capital employed, high ROACEs and a great deal of synergy at country level with the feed business. Nutreco's net results from continuing operations amounted EUR 113 million. Positive net financing income in the amount of EUR 7.6 million, resulting from the unique deal with Marine Harvest, had been secured in March. In order to avoid any risk, cash payments were requested and these were received 14 days later. Together with Stolt, this meant that there was a positive bank balance of EUR 1.3 billion. Mr **W. Dekker** explained that the proceedings with the competition authorities then commenced and the shares were not transferred until just before Christmas. He referred to the discussion last year in which he had said that there would be no risk if Nutreco was in possession of both the money and the shares prior to the transfer. The accountants agreed with this and, as a consequence, the Company was able to show the full book profit in the half-yearly figures.

Once the competition authorities gave their approval, the shares were transferred. The profit after tax was EUR 105 million and the book profits EUR 415 million, which brought the profit for the total period to EUR 519 million, representing a profit per share of EUR 15.19. When looking at the continuing operations the profit is EUR 3.05 per share.

Mr **W. Dekker** continued to report on the discontinued operations. The sale of Marine Harvest was completed on 29 December, the date on which all the competition authorities gave the go-ahead for the transaction. Mr **W. Dekker** continued with the result and book profit from the spin-off of Hydrotech, a participation of Marine Harvest. In the second half of the year, Norway experienced price rises and, as a consequence, a book profit of EUR 18.5 million was generated. The French premix activities were sold on 3 January and could therefore also be shown as discontinued business. Mr **W. Dekker** said that he hoped to be able to close the deal with Euribrid in the next two months.

Mr **W. Dekker** said that approval had been given for the superdividend and the buy-back of the Company's own shares at the EGM held on 31 August 2006. An amount of EUR 314 million in respect of superdividend was paid on 8 September 2006. The buy-back of the Company's own shares in the amount of EUR 50 million was completed on 8 October 2006. The balance sheet provided ample scope for acquisitions, and the focus in this respect had been on taking steps which would create shareholder value. Mr **W. Dekker** stated that a ratio of one to one between net debt and equity, i.e. 100%, had been set as an indication for an efficient capital structure, and a net debt divided by EBITDA of less than 3. Mr **W. Dekker** said that a proposal would be put to this meeting for an additional capital distribution in 2007 of a further EUR 5.

Mr **W. Dekker** then reported that the restructuring, or rebalancing, had now been completed was so that the focus could now be entirely been finalised on growing the business. It had been evident that the first part had proceeded more quickly than many had expected and that, additionally, more value had been created than expected. In 2007 a focus would be on animal feed and fish feed, which were markets that were also growing by 3% worldwide. If Nutreco could hold on to its market shares in the better performing areas, this would generate organic growth. Acquisitions would also contribute to growth. Three scenarios had already been outlined, all of which produced the same outcome. The only difference was the time required to realise the scenario. Scenario one was a simple scenario: buy a company roughly the same size as Nutreco and hence double the size of Nutreco. Mr **W. Dekker** said that the possibility of making major acquisitions had been carefully examined. One candidate that had been identified was Promivi, for which an offer had eventually been made, but in the end, the acquisition had not materialised.

Mr **W. Dekker** then explained scenario two. If companies were bought that fitted into the strategy and which had EBIT in the range of twenty to thirty million, then you would need between four and six companies. In all probability, such an acquisition process would take two years to complete, and then you would still have to work on integration. Under scenario two, therefore, the doubling in the size of Nutreco previously referred to would take two to three years to achieve. Scenario three involved making far smaller acquisitions, with a total focus on achieving organic growth. If a growth rate of 10% a year was achieved, a simple calculation showed that it would take seven years to achieve the set goal. Mr **W. Dekker** explained that several smaller acquisitions had been made in growth markets in 2006; in Russia, in China, in India, and the acquisition of Sloten which, in terms of turnover, was slightly larger than the first three. Sloten had a very good position in Brazil, one of the nine countries in which Nutreco wished to grow its agribusiness. Following the presentation of the Company's results on 15 February, the deal with BASF was signed the following weekend. Under the terms of this deal, Nutreco acquired part of BASF's premix activities. This deal creates further growth for the Company in the United States, Asia and Western Europe, where Nutreco already had premix facilities. Total sales for Trouw Nutrition will amount to EUR 548 million, meaning that the premix turnover of Trouw Nutrition, will double to EUR 400 million. According to the statistics, this makes Nutreco number two on the world market, behind DSM. It was agreed with BASF that the purchase price would remain undisclosed, but to give an idea of the cost of purchase, Mr **W. Dekker** said that the purchase price and the costs of restructuring and repositioning this business would total EUR 60 million. Nutreco had indicated that a contribution in the order of EUR 10 million was expected in 2009. Mr **W. Dekker** referred to this as an acquisition that was right at the heart of the Company's strategy and hoped everyone would agree that it had been bought for an acceptable price.

Animal nutrition was an attractive sector in a rapidly changing world. Mr **W. Dekker** wished to mention two things in this regard. He reported that more and more articles were being written about the development of population growth and the sharply exponential curve. It was estimated that the world's population would grow to 9 billion in 2050, and some people even expected it to reach 12 billion by the end of this century. Of those 12 billion, fewer than 2 billion would live in the west, with 10 billion living in Asia, Africa and South America. The world's population would then place tremendous demands on the earth's natural resources. We know for a fact that today's generation was consuming as much of the earth's natural resources as all the previous generations of mankind put together. If people in Asia and Africa and South Africa wished to achieve the same level of prosperity as the west, then it was time to seriously consider whether this earth would be able to produce and support this level of prosperity with our current technology.

If 9 billion people wished to live on an American diet, they would each have to consume seventy to a hundred kilograms of meat a year, ten kilograms of fish and three hundred litres of milk. With our current technology, we would very probably need three planets to provide the required resources. Each day, and this is a trend that started no more than two years ago, discussion centres upon sustainability and the quantity of fresh water and energy available to us.

The main developments at present concern feed-food-fuel. Grain is being used to generate energy, and this is contributing to the discussion referred to. One thing is certain, food will only become more expensive, and, of course, the world is currently experiencing major changes, including in the places where grain is produced and where consumption takes place. More and more livestock will be kept, and at different places. These animals will have to eat, and this is where Nutreco is focusing its attention. Half the world's population already live in cities and so needs farmers to produce its food. At the present time, China already keeps half of the world's pigs on very small farms. India is already the largest milk producer in the world. Other growth markets are Eastern Europe and even the United States. There is increasing demand for healthy foods and healthy fish, and this is being supported by aquaculture. Volumes of fish feed are expected to continue to increase by more than 5% a year. Raw materials will become scarce, a trend amplified by the entire discussion on biofuels and climate change. This requires sustainable use to be made of natural resources. Nutreco already published its sixth CSR report. Mr **W. Dekker** hoped that everyone would agree that Nutreco had been discussing these types of developments for six years already.

Mr **W. Dekker** continued by highlighting the current feed markets. The largest market is still the United States, followed by the EU, and then the other markets. China, like Brazil and Mexico, had grown by 25% in the last five years. With regard to fish and aquaculture, Mr **W. Dekker** commented that Nutreco was the world's number one supplier of fish feed. Salmon only accounts for 1% of all aquaculture taking place in the world today. Most types of fish are bred in Asia, and this is why Nutreco had defined Asia as its primary target not just in terms of its agricultural activities, but also in terms of its aquaculture activities. Mr **W. Dekker** believed that Nutreco was ideally positioned. In terms of salmon feed, Nutreco is already the world's largest producer of fish feed, and makes fish feed for thirty to forty different species. However, there was some cause for concern about the development of the fish farming activities. This industry was reported to be using too much fishmeal and fish oil, which is made from raw materials obtained from small fish caught mainly off the coasts of Peru and Chile. Mr **W. Dekker** said that Nutreco has been carrying out research for the last twenty years aimed at finding ways of increasing the sustainability of this industry and at replacing reliance on finite resources as much as possible.

Nutreco is already in a position to replace most fishmeal and fish oil. On the agricultural side, Nutreco is already the world's sixth largest producer of animal nutrition. Cargill is the global leader. In spite of the ongoing consolidation in the compound feed sector, this is still a highly fragmented market. The top ten companies worldwide account for a 13% share of the market. Nutreco is the market leader in Europe. The market for premixes and specialty feeds is more consolidated. The five leading companies in the world have a 50% share of the market, and Nutreco is one of those five leading companies.

The global market for fish feed is also going through a period of consolidation. In the salmon feed sector, the three leading companies accounted for more than 80% of the market. This showed that this is a young industry that still requires a great deal of research and development. Mr **W. Dekker** believed Nutreco was ideally positioned for growth. Nutreco has 75 facilities in 20 countries and Nutreco also has a wealth of know-how, for example in the area of food safety thanks to the NuTrace system. The CSR report was evidence that Nutreco has been working hard for several years to address the questions relating to sustainability. It is not doing this alone but in collaboration with many stakeholders, including NGOs. Nutreco also has a strong R&D platform. In June, Nutreco would once again be organising an industry conference around the theme of feed-food-fuel in Hotel Huis ter Duin in Noordwijk, which was expected to attract 400 delegates from 30 countries, including the world's leading experts in this field. Mr **W. Dekker** stressed this was a highly visible event in the agricultural world.

Mr **W. Dekker** continued by referring to several examples of the innovations and research which Nutreco is pursuing. Sometimes the goal of innovations is to increase the efficiency of production activities, but more often they are targeted at improving animal health, particularly of young animals, with Milkiwean and Milkivit, for example. The product quality is influenced by use of the correct feeds, but also by the link with socially responsible activities. Nutreco had responded to the European ban on growth promoters for livestock, in other words the use of antibiotics to make animals grow more quickly, through the so-called GreenLine product range. Nutreco intends to communicate more about its innovations and special products also in the future. This goes hand in hand with the organic growth which Nutreco is seeking to achieve.

Then innovation: R&D. Nutreco had also announced that it would be changing its management methods. In response to the increasing scarcity of raw materials, the Company would pursue a different approach to purchasing. This is expressed in the Nutreco Sourcing Initiative. Mr **W. Dekker** said that EBIT income in the amount of EUR 25 million was expected in 2009 through taking a different approach to purchasing worldwide and by looking for more partnerships in this endeavour.

Then the adjustment of Nutreco's overheads. Our strategy had changed. Although the number of operational companies within Nutreco had decreased, those that were left were now far more focused, and this brought with it the need for a different management model.

Mr **W. Dekker** concluded his presentation by summing up the agenda for 2007 and also explaining what moves and developments were expected in 2007. Firstly, there would be a focus on autonomous growth as well as growth through acquisitions. Nutreco is in a position of some luxury in this regard. He went on to highlight the core activity of animal nutrition and fish feed in Western Europe, an important growth market. Nutreco is in talks with various companies who are candidates for takeover and have combined sales of more than EUR 1 billion.

In the first press release a figure of EUR 1.3 billion was mentioned, and since then part of BASF's premix activities had been acquired. Finally, cost-saving programmes, the Nutreco Sourcing Initiative, the EUR 25 million income and the adjustment of Nutreco's overheads were addressed. At today's meeting, the subject of a capital reimbursement of EUR 170 million to shareholders was on the agenda. Mr **W. Dekker** informed **the Chairman** that this concluded his presentation.

The Chairman thanked Mr **W. Dekker** for his explanation and concluded that 2006 had seen a number of important developments: the divestment of Marine Harvest, the recapitalisation of the company, the payment of the superdividend and, finally, the strategic reorientation toward animal nutrition and fish feed as well as the focus on growth. **The Chairman** invited the shareholders to put their questions and stressed that there would be an opportunity to put questions about the annual accounts later.

Mr **Tomić**, representing the **Dutch Investor's Association** (***Vereniging van Effectenbezitters***, **VEB**), had three questions. He commented that there was a noticeable difference in the results from one segment to the next, with the growth of the meat activities and compound feed in particular lagging behind the other two activities. The operational margin in respect of the meat activities had decreased significantly due, among other things, to the outbreak of bird flu, which had caused Nutreco problems. His first question was therefore whether this division still fitted with Nutreco's strategy which was, as he understood it, focused on reducing volatility, or at least ensuring that the results would eventually be less susceptible to volatile influences. Mr **Tomić** then spoke about the price agreements that had been made in the meat division, the so-called cost-plus method. He wondered whether this would be enough to achieve the stable results intended, and whether other measures were possibly being considered or had already been implemented.

He continued by referring to the decrease in results for this division. In 2005, the results had been very good, but in 2006 the results were less good and might even be described as poor. Mr **Tomić** wondered whether this decrease was a one-off occurrence and whether consideration was being given to strengthening the division through acquisitions.

As Mr **Tomić** had already put three questions, **the Chairman** asked Mr **W. Dekker** to answer the first question. Mr **Tomić** subsequently asked **the Chairman**, finally, whether concrete objectives could be given for each segment.

Mr **W. Dekker** said that the activities have many different characteristics. There had been talk in the past of lower margins with respect to compound feed. The dealers charge all the capital employed and part of the market risk to part of the margin. Mr **W. Dekker** said that, with respect to compound feed, it was also necessary to take into account the cash generation and the very high ROACEs. The speciality divisions had recorded EBIT of 5%. The aim was to bring this to 6% EBIT.

Mr **W. Dekker** explained that Nutreco had very clearly defined criteria per activity, and that different activities naturally had different criteria. The bottom line is the EVA, de economic value added. Nutreco had sold its meat activities in most countries, with the exception of Spain. In Spain, Nutreco is the market leader by a long way, with a 30% share of the market. Spain is a market dominated by fresh produce, and there is little import and export in the country. There were no indications that this would change. Mr **W. Dekker** drew the conclusion that there was absolutely no doubt that this business was an asset for Nutreco. With regard to the cost-plus contracts, he commented that all activities were being examined to see how they could be made more predictable and less volatile. Zero volatility did not exist, however. As Mr **J. Steinemann** had recently made several visits to Spain, he asked him to comment on the chicken-related activities in that country.

Mr **J. Steinemann** described Spain as a special situation. Nutreco would try to extend stability by means of cost-plus contracts.

The Chairman then asked Mr **W. Dekker** to comment on the financial targets per sector.

Mr **W. Dekker** began by stating that Nutreco was now reporting more information per sector than it had done in the past. The Company did not always disclose specific information about its targets partly for reasons of competition sensitivity. On the other hand, he hoped that Mr **Tomić** understood that since the implementation of the Rebalancing for Growth strategy, Nutreco had been quite clear about its objectives, including higher ROACEs.

Naturally, this would become more difficult due to acquisitions, since acquisitions often involved goodwill payments. Nutreco was nonetheless firmly committed to returning to the 20% ROACE in the first phase, and eventually achieved this. It had also been said that the measures must raise the EBIT margins in overall terms. He said that these were two very important objectives. Finally, there had been communication about an efficient capital structure and dividend distribution policy. He therefore expected that Nutreco would not take many further steps in this regard.

The Chairman thanked Mr **W. Dekker** and asked whether there were any more questions.

Mr **Beijers,** representing the **Orange Fund**, took the floor and began by complimenting the strategy that Nutreco had followed, since this strategy had, to date, very clearly resulted in the intended success. Naturally, there was some way to go yet, but the first steps at least were promising. He said that he had three short questions. His first question related to compound feed in the Benelux. The annual report had mentioned that there was unremitting competition on price. He asked what the actual causes of this unremitting competition on price were.

His second question related to the acquisition of the BASF activities. He wondered whether it was possible for an indication to be given of where these synergy effects would mainly be realised. His last question related to the increasing use being made of vegetable products, in particular in relation to fish feed. He wondered whether it was possible to identify the products involved as well as their availability.

The Chairman thanked Mr **Beijers** and gave the floor to Mr **W. Dekker**. As the questions related specifically to the Agri-Business, Mr **W. Dekker** gave the floor to Mr **J. Steinemann** before he would proceed to answer the third question.

Mr **J. Steinemann** said that there had indeed been a clear and significant increase in competition in the last eighteen months. Certain competitors were trying to take market share off Nutreco. Additionally, the influence of rising prices for raw materials due to increased demand, particularly in countries in Asia, had to be factored in. Mr **J. Steinemann** said that this was nothing unusual. It was just a competitive environment which had become even more competitive in the last few years. He did not expect this environment to become any less so in the foreseeable future – it would just stay at the same level. Mr **J. Steinemann** continued with a response to the second question. He said that Nutreco had acquired BASF activities in eight countries and that Nutreco would achieve synergy gains at all levels in those eight countries, not just in terms of purchasing, but also in manufacturing and sales – across the entire business spectrum, therefore.

Mr **W. Dekker** continued by addressing the third question, and in doing so linked back to the first question about Hendrix, since Hendrix had enjoyed a leading position for several years, also in terms of research in the Netherlands. The agricultural sector in the Netherlands had been able to become strong and powerful after the Second World War due, among other things, to the cheap supply of raw materials into the port of Rotterdam. The Netherlands could also boast unique know-how, and that continues to be the case thanks to Wageningen University. Additionally, a highly effective Dutch public information capability and the excellent work of the Ministry had ensured that, until five years ago, the Netherlands was one of the five leading agricultural powers in the world, together with the United States and France. However, this was based on the export of bulk products. Two-thirds of the meat produced was exported. We were now seeing adjustments in this picture, but the Netherlands still has a lot to offer in terms of know-how, and also innovation. Hendrix had for many years been able to use by-products of grain instead of more expensive types of grain. The enormous demand for grain means that the American industry has now also become dependent on by-products. This is precisely the specific know-how that Western Europe has had for decades. Mr **W. Dekker** mentioned this because the know-how which Hendrix offers and which is yielded by research would now be deployed in Eastern Europe. This know-how could be deployed around the world. In the past, American farmers had access to cheap grain, and soya was also available as and when needed.

By cleverly combining the two, farmers in the US could produce the best feed for their chickens and their pigs. But today's very high prices and scarcity of raw materials mean that this is no longer possible. Hendrix also plays an essential role, and is set to play an even bigger role in training skilled professionals and ensuring the transfer of know-how to the new areas. Mr **W. Dekker** continued with the question regarding the replacement of fishmeal and fish oil which was, he said, a very good question. Nutreco had been able to use part of its know-how to address the issue of fish feed. It had been possible to partly replace fishmeal and fish oil with protein concentrates. The Company is aware of the discussion about the Amazon rainforest and the fear and concern that it was being cleared to provide more land for soya farmers. Nutreco is working very actively and proactively to ensure the sustainability of the fishmeal and fish oil industry. Nutreco had even received grants from the Dutch government to work together with the Peruvian government on developing ways of increasing the sustainability of the fishmeal / fish oil industry. The same is also true in respect of soya from the inland areas of Brazil, where Nutreco was one of the initiators of the round table conferences. The current discussion about biofuels had also produced several positive effects: Europe is concentrating on biodiesel, and the production of this fuel leaves as a residue high-quality protein concentrates or co-products which are then used for fish feed and will increasingly be used for animal nutrition.

All these changes in the world therefore also provide opportunities, but to benefit from them knowledge of the requirements of animals is required on the one hand and, on the other, the values contained in all those co-products. Mr **W. Dekker** said these were examples of why he thought that Nutreco would be able to continue to supply the entire aquaculture industry with the right feed also in the future.

The Chairman thanked Mr **W. Dekker** and said that it was not a simple industry. He then asked whether there were any more questions about the annual report.

Mr **Tomić**, of the **Dutch Investor's Association** (***Vereniging van Effectenbezitters***, **VEB**), took the floor. With regard to the recently acquired BASF activities, he asked whether the profit margin of these activities at the present moment could be stated. His second question related to the sale of the Euribrid breeding activities. The sale price was EUR 50 million, and this was clearly and properly stated in the annual report. He asked whether the book profit on this sale could be stated. Finally, he said that it had been reported that agreement on the sale had been reached at the end of January and that the Memorandum of Understanding had been signed. Since then, however, he had not seen any press release announcing the completion of the deal. He requested an explanation of this also.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** replied that it had been agreed with BASF that no details of the acquisition would be disclosed. The reported amount of EUR 60 million included repositioning and restructuring costs in addition to the purchase price, so it was simple to deduce that the current profit level was considerably less, but this was due to the fact that BASF's business model was different. It made its profit from the manufacture of vitamins. This explained why a specific contract in respect of purchasing had been agreed. Mr **W. Dekker** said he thought that this gave a very clear guide to the contribution in 2009. With regard to Euribrid, he commented that it was true that no press release had been issued. He explained that the deal was in the process of completion. He expected this to take a further several weeks. Once it had been completed, this would be communicated and the exact book profit realised on the deal would be stated.

The Chairman commented that this was a wise thing to do, and asked whether there were any more questions. As there were no further questions, he proposed moving on to item 4 on the agenda. He said that he would first state how many votes were present at the meeting.

The total number of voting shares present or represented at the meeting was 14,108,523. These were made up of 7,867,023 ordinary shares, representing 23% of all ordinary voting shares, and 6,241,500 cumulative preference A shares, representing 100% of all cumulative preference A shares.

4. Annual Accounts for 2006

4.1 Adoption of the Annual Accounts

The Chairman informed the meeting that the accounting principles used to draw up the consolidated accounts, the consolidated balance sheet and profit and loss accounts, the consolidated cash flow statement, the notes to the consolidated accounts and other information were included on pages 81 to 143 of the annual report. He went on to say that the annual accounts for 2006 had been audited by KPMG, the auditor of the Company; the relevant report could be found on page 141 of the annual report. He continued by saying that a copy of the annual report, signed by the Supervisory Board, the Executive Board and the external auditor was available from the Company Secretary in the hall. The annual accounts had been approved by the Supervisory Board in accordance with Article 26 of the Articles of Association and were now ready for adoption by this meeting.

The Chairman asked whether there were any questions. As there were no questions, he requested the shareholders to use the electronic voting sets. Following an explanation of the use of the voting sets, the votes were cast and **the Chairman** announced that the meeting had adopted the 2006 annual accounts by 14,106,770 in favour, 1 against and 2 abstentions.

4.2 Dividend proposal

In accordance with the dividend policy as explained and discussed at the 2006 AGM, a total dividend of EUR 10.60 per ordinary share was proposed. The dividend of EUR 10.60 per ordinary share was comprised of a dividend of EUR 1.60, a payout of 45%, which in 2005 was EUR 1.52 with a payout of 35%, over the net results from continuing operations achieved in the period 1 January 2006 to 31 December 2006 accruing to the holders of ordinary shares, excluding the impairment, and book profits and losses made on the divested parts of the company, and a cash superdividend of EUR 9 per ordinary share. Of this total dividend of EUR 10.60 per ordinary share, the Company had already paid out, as interim dividends, an amount of EUR 0.30 per ordinary share and the superdividend of EUR 9 per ordinary share in August and September 2006, respectively. The final dividend amounted to EUR 1.30 per ordinary share and the ex-dividend date would be 30 April 2007.

In accordance with Article 30.2 of the Articles of Association, the Executive Board, having obtained the approval of the Supervisory Board, proposed that, at the option of the shareholders, the final dividend be paid in full or in part either in cash or in the form of ordinary shares in the capital of the Company. The ratio between the value of the stock dividend and the cash dividend would be determined by the Executive Board after close of trading on 15 May 2007 on the basis of the weighted average of the share price on the last three days of the decision period, in particular 11, 14 and 15 May 2007. Both the cash dividend and the stock dividend would be made available to the holders of ordinary shares on 23 May 2007. With the possible exception of a rounding off difference, the value of the final dividend in ordinary shares would be the same as the cash dividend. The shares required for the final dividend had been purchased. The new ordinary shares gave an entitlement to dividend in 2007 and the financial years to follow. This closed the item on dividend. **The Chairman** wished, for the record, to draw the attention of all those present to the repayment of capital which would be discussed later in this meeting under agenda item 9.

The Chairman observed that there were no questions and asked the shareholders to make use of their voting sets. **The Chairman** noted that the meeting had approved the proposed dividend by 14,097,498 votes in favour, 10,143 against and 1 abstention.

5. Corporate Governance: Summary of the Corporate Governance policy

The Chairman referred to the Corporate Governance chapter on pages 50 to 65 of the 2006 annual report, which explained the Corporate Governance policy in the light of the best practices laid down in the Dutch Corporate Governance Code. Since last year's amendment of the Articles of Association, which related to the abolition of the special majority needed for the appointment, suspension or dismissal of an executive director or a supervisory director, the Company has been fully compliant with the best practices laid down in the Dutch Corporate Governance Code, although it should be noted in this regard that the Company is bound by the current employment contracts, which were concluded for an indefinite period of time with the current members of the Executive Board who, as was already known, were all employed by the Company prior to the implementation of the Code. The conditions of this Code would be met in full in respect of newly appointed executive directors. **The Chairman** asked whether there were any questions about this matter.

Mr **Tomić**, representing the **Dutch Investor's Association** (***Vereniging van Effectenbezitters*, VEB)**, said, first of all, that the VEB appreciated the fact that each year, in conformity with the Code, the Company's Corporate Governance policy was placed on the agenda of the meeting for discussion by the shareholders. He then asked whether, in connection with the change of remuneration policy, which would be discussed later under item 7, consideration had been given in this light also to reviewing the current unlimited term of office for members of the Executive Board so as to bring this also in line with the Code.

The Chairman replied that this had been discussed, but that the fact was that contracts for an indefinite period had been agreed with the current members of the Executive Board, and that there was no intention of breaking these contracts.

Mr **Tomić** responded that it was not inconceivable that agreement could be reached on a limited term of office with the agreement of all parties concerned.

The Chairman said that this was indeed possible, but that this had already been discussed, and the conclusion was that the situation would remain unchanged.

Mr **Tomić** then asked what the considerations had been in this respect, alongside the fact that there were current employment contracts.

The Chairman replied that the considerations had been purely legal in nature. Contracts had been agreed, which no one wanted to interrupt by drafting and offering new contracts.

Mr **Tomić** then said that the same comment also applied, of course, to the severance payment. No consideration had been given to bringing this in line with the Code, either, and possibly introducing instead a severance payment of one year's fixed base salary.

The Chairman replied that the severance payment would also remain unchanged. This had been proposed last year and this would be maintained. **The Chairman** commented further that this was also a provision which most listed companies in the Netherlands had used. If Nutreco really wanted to dismiss its current Executive Board members, it would have to go to court to do so.

Mr **Tomić** said that the VEB nonetheless regrets the ultimate decision not to bring the term of office and the severance payment in line with the Code. In his opinion, the formulation of a new remuneration policy provided an ideal opportunity to also review the provisions for the term of office and the severance payments.

Mr **Tomić** went on to ask a question about the risk statement which Nutreco had issued in its annual report. He asked whether this statement should be considered as a statement such as prescribed by the Tabaksblat Committee (i.e. Corporate Governance Committee) in its report of almost four years ago, or whether the statement is based on the principles put forward by the Frijns Committee, which are somewhat milder in this respect since they only relate to financial systems and are less concerned with operational risks.

The Chairman gave the floor to Mr **L. Ligthart.**

Mr **L. Ligthart** said that it was a broad statement. It related to all control systems, including operational and strategic elements within the company, and it was therefore broader than what Mr Frijns had recommended. Mr **L. Ligthart** explained that he had recently spoken with Mr Frijns and that Mr Frijns was himself also in favour of the broad statement as issued by Nutreco. In its considerations in the previous year, the Audit Committee had also stated that this ought to be the ultimate aim, with the Company in effect being required to enter into a performance commitment with respect to the financial results and, with regard to the strategic and operational results, more of a best-efforts obligation in respect of control systems. This was also how this matter was interpreted from a legal perspective.

The Chairman thanked Mr **L. Ligthart** and asked whether there were any further questions. Mr **Tomić** took the floor and said that the situation regarding the cumulative preference shares had caught his eye in particular upon reading the annual report. He commented that in the report it is stated that consultations had been held with the holders of such shares who are united in MaesInvest B.V. It is also stated that no agreement had been reached with the holders of such shares to amend the conditions. Mr **Tomić** had three sub-questions in this regard. Firstly, he wondered which amendments to the conditions Nutreco had had in mind in the first place.

In addition, he wondered which aspects had proved to be a stumbling block in the negotiations with the different parties, and when Nutreco now anticipated being able to reach an agreement.

The Chairman gave the floor to Mr **C. van Rijn**.

Mr **C. van Rijn** said that an attempt had been made to reach an agreement whereby the cumulative preference shares would be redeemed before maturity. However, the costs associated with this were so high that it had been decided not to pursue this any further.

The cumulative preference shares would not mature for several years and as the period until maturity was shortening all the while, the amount required to buy them out, to redeem them before maturity, was becoming less and less, so it was probable that such a moment would come during this period, otherwise the Company would wait until the period expired.

Mr **Tomić** asked whether Mr **C. van Rijn** also expected cooperation from the other party at some point before the term expired.

Mr **C. van Rijn** replied that the interest rate difference would have to be compensated in the event any contract were terminated. It was logical that the compensation would be far higher if it had to be paid over a longer period. Based on the above, Mr **C. van Rijn** believed that an agreement would be reached before the period expired.

As there were no further questions, **the Chairman** moved on to the next item on the agenda.

6. Discharge

6.1 Discharge of the Executive Board from liability for its management

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to endorse the policy conducted in 2006 by the Executive Board. Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to vote using their voting sets. **The Chairman** observed that the meeting endorsed the policy conducted by the Executive Board for the 2006 financial year by 14,106,693 votes in favour, 2 votes against and 239 abstentions. **The Chairman** thanked the meeting for giving its endorsement.

6.2 Discharge of the Supervisory Board from liability for its supervision

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to endorse the supervision exercised by the Supervisory Board in 2006. Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting sets. After the voting, **the Chairman** observed that the meeting endorsed the supervision exercised by the Supervisory Board for the 2006 financial year by 14,105,297 votes in favour, 1,125 votes against and 4 abstentions. He thanked the meeting for this vote.

7. Remuneration

7.1 Executive Board: Introduction of a new Long Term Incentive Plan

The Chairman gave the floor to Mr **J.M. de Jong**, the Chairman of the Remuneration Committee.

Mr **J.M. de Jong** thanked **the Chairman** and said that, in accordance with the remuneration policy which was approved in 2004, the remuneration of the Executive Board was made up of three main components: the base salary, the annual bonus and, finally, the Long Term Incentive Plan, the so-called LTI Plan. He first explained the base salary. With effect from 1 January 2007, the base salary of the members of the Executive Board had been increased by 5%. Following this increase, the base annual salaries for the CEO and the CFO in 2007 corresponded to the median of the labour market reference group in 2006 and were therefore in line with the remuneration policy as formulated and approved in 2004. The base annual salary of the COO was just above the median of the labour market reference group in 2006. The increase in base salary awarded in 2007 was in line with the average increase for all Nutreco employees in the same period, namely 5% for the Executive Board, and varying between 4% and 6% for all other employees. Viewed over the slightly longer term, 2003 to 2006, the average increase for Nutreco employees was above the average increase awarded to the Executive Board, namely 10.7% for employees and 6.3% for the Executive Board. He continued with the second component, the annual bonus. This had remained unchanged. The annual bonus depends on short-term performance targets being met and these performance targets consist of three types of component: financial components, operational components and strategic components. The weighting of the financial components is 75%, and the strategic and operational components each have a weighting of 12.5%.

In view of the sensitive nature of the specific performance targets, the Supervisory Board has made it its policy not to disclose any details of such targets. The bonus can reach a certain maximum percentage of the annual salary. If the budget is achieved and if these targets are met, the CEO can earn a bonus which corresponds to 50% of his base annual salary, the CFO can be awarded a bonus corresponding to 40% of his base annual salary and the COO can also be awarded a bonus of 40% of his base annual salary. The maximum bonus which can be awarded to the CEO corresponds to 75% of his annual salary; in the case of the CFO and the COO this figure is 60%. Mr **J.M. de Jong** then addressed the third component, the Long Term Incentive Plan. Nutreco had now completed the first part of the Rebalancing for Growth strategy and, based on the insights which had been gained into the future and the strategy of the company, a new Long Term Plan had been developed. This had also been discussed in the previous year.

The Supervisory Board believed that, in line with the main objectives of the present remuneration policy, namely motivating, attracting and retaining qualified management and the offer of a competitive remuneration package, in line with market practice, a performance-related long-term remuneration component formed an essential part of the overall remuneration package. The new Plan can be executed in a variety of business scenarios. Among these different business scenarios, a focus of interest is the size which the company can attain. The company is currently a Midcap one. Imagine that in the course of this Long Term Incentive Plan Nutreco is given a listing on the AEX, which is not inconceivable, for example by making a major acquisition, and hence becomes an AEX-listed company overnight. Or Nutreco makes several minor acquisitions, nothing much changes and it remains a mid cap company. Or Nutreco continues on the same footing, makes a few minor acquisitions, makes another sizeable dividend distribution or share purchase and maybe even becomes a small cap company. A Long Term Incentive Plan has now been developed which is sufficiently robust to be used in all these scenarios. The only incentive instrument employed in this Plan is shares, and no longer options. This ensures a strong alignment between the interests of the shareholders and those of the executive directors. It is in line with market practice and the share-related remuneration is in line with the Corporate Governance provisions. The vesting will take place after three years, and this too is in line with market practice and, moreover, is fully compliant with the current remuneration policy. The value of the shares which may be awarded annually to the CEO is equal to 100% of his base salary, and in the case of the other members of the Executive Board, is equal to 95% of their base salary. The proposed levels are entirely in line with the policy levels in 2004 and 2005 and comply with the remuneration policy as it is currently defined. The total remuneration package, consisting of salary, target bonus and target Long Term Incentive, corresponds to the median of the labour market reference group. Once again, the Total Shareholders' Return (TSR) will be used as a reference and alignment will be achieved with the interests of the shareholders. This ensures alignment of these two interests, those of shareholders and executive directors, and is an objective performance yardstick. It is also in line with the market. The previous Long Term Incentive Plan also used the TSR as a performance yardstick and the performance condition attached to the moment of vesting, in line with the market and in line with the Dutch Corporate Governance Code. The actual performance that has been delivered is therefore determined at the moment of vesting, and this performance then determines the extent to which these shares will actually be awarded to the executive director concerned. What is new is that the reference group, the number of companies with which Nutreco compares itself, has become far larger. It will now consist of all the companies listed on Euronext Amsterdam. It is as broad as possible, thereby ensuring that account is also taken of the many different scenarios. It also reflects the fact that Nutreco actually has no true Dutch listed peers.

And perhaps the most important consideration is that this provides the best opportunity for shareholders who are free in the allocation of their funds to compare an investment in Nutreco in terms of performance with all other Dutch listed alternatives available to them. It is clear that, in these modern times, Nutreco is not the first company to implement this Plan. In the United Kingdom there are already many companies implementing the same Plan. They can often be compared with the FTSE 50 or the FTSE 100. What is also new is that the Plan has become subject to more stringent criteria. The performance target zone has been defined in such a way that no payment will be made any longer if performance is below the median. And this too is entirely in line with the Corporate Governance provisions. The maximum payment that can be made is, for that matter, entirely in line with the previous Plan, namely a maximum of 150% upon attaining the number 1 position. At 1 January 2007, the total number of stock listed companies was 73, including Nutreco, and the median was set at position 37. If Nutreco were to occupy position 37 after 3 years, 50% of the package would be vested. If position 38 were to be attained, the executive directors would receive nothing. By comparison, in the previous system the peer group consisted of 13 companies and vesting took place from position 10. So the executive directors could expect to receive no payment if the company came in at position 11, 12 and 13. However, position 10 and above guaranteed the executive directors a payment, albeit that the starting, or entry, percentage was lower, at 10% for position 10, and rising slowly up to position 1. The performance period is once again three years, and this performance period, in other words the vesting period, was followed by a lock-up period of two years. And this too is entirely in line with the market as well as in line with the Corporate Governance provisions. By way of information, Mr **J.M. de Jong** went on to explain certain matters relating to the management layer just below the Executive Board who is also eligible for a Long Term Incentive Plan. They form a very important group within Nutreco, and comprise five Business Group Managing Directors and thirty Business Unit Managing Directors and Corporate Staff Directors, in addition, therefore, to the three members of the Executive Board. Under the above Plan, every effort is made to ensure that the remuneration of the Executive Board is not detached from the company, but is embedded in a consistent remuneration policy that is employed within Nutreco. Mr **J.M. de Jong** reported, for the information of those present, the numbers of shares for 2007. The calculation of the number of shares that may be conditionally awarded is based on the economic value of the performance share.

That economic value is calculated by external specialists using a mathematical model, the Monte Carlo Simulation Model, in precisely the same way as the previous Long Term Incentive Plan and entirely in line with the market. The method used calculates the economic value of the performance share based on the average share price in the first three trading days of the year.

These conditional numbers of shares will also be calculated in the same way in each of the coming years using the same method, and the conditional numbers therefore apply to 2007. In 2007, the shares will be conditionally granted with retroactive effect following the approval today of the new Plan by the meeting with effect from the third day following publication of the annual figures for 2006. In following years, the shares will be conditionally granted three days after publication of the annual figures.

The Chairman thanked Mr **J.M. de Jong** and asked whether there were any questions.

Mr **Tomić**, representing the **Dutch Investor's Association** (***Vereniging van Effectenbezitters*, VEB)**, said that it was well known that the VEB attached great importance to a transparent remuneration policy, in other words that the VEB prefers to see the criteria, the concrete financial targets underlying them, published in advance, but, as this was not the case here, then at least published subsequently. However, in Nutreco's case neither wish was being met. At last year's AGM, it was evident from **Mr J.M. de Jong's** words that there was a certain degree of doubt as to whether Nutreco might not actually be in favour of disclosing certain criteria. Mr **Tomić** asked whether it had now apparently been decided not to do so in the end. He added that the criteria he was referring to were those relating to the short-term bonus.

Mr **J.M. de Jong** replied that the Long Term Incentive was, of course, completely transparent and also objectively measurable. 75% of the bonus is dependent on financial criteria which are linked to the budget that is discussed by the Executive Board, which is then submitted to the Supervisory Board. The budget is finally approved and is then used to determine these financial targets. This is not published by Nutreco. At the end of the year, once the results are known, the external auditors will examine which targets have actually been met. In that sense it has been made totally objective. However, for reasons of competition sensitivity, it would be totally unwise to disclose these targets.

Mr **Tomić** said that what was at issue here was accountability toward shareholders and, as far as that was concerned, the VEB believed that it must be evident to shareholders which criteria were being applied, which precisely had been met and the degree to which they had been met so that shareholders could also determine on what basis precisely the bonus had been awarded, and unfortunately this was not the case with Nutreco. Mr **Tomić** asked whether the meeting could be told which criteria were applicable in 2006.

Mr **J.M. de Jong** explained which type of criteria these were. They were the ROACE, Return on Capital Employed, the EBIT and the earnings per share. Mr **Tomić** commented that they were therefore qualitative criteria, in response to which Mr **J.M. de Jong** said that they were quantitative criteria. They were all figures based on the budget. These figures are discussed at the beginning of the year and then at the end of the year, when the annual accounts are prepared, which are again checked by the auditor for accuracy.

Mr **Tomić** then said that the criteria were figures which are not published and that this was precisely his point. Mr **J.M. de Jong** replied that Nutreco is not so modern as to be willing to disclose its budget. He was not aware of a single company that disclosed its budget. He had never heard of this happening.

Mr **Tomić** said that companies operating in a particular business would know each other quite well. He wondered whether there might not be more knowledge among these companies than among the shareholders. Mr **J.M. de Jong** concluded by saying that it would be possible to continue talking about this topic for a long time, but that doing so was out of the question. He also expected that there would not be a single shareholder who would be happy if Nutreco were to decide to disclose its budget.

The Chairman commented that Nutreco was not the only company taking this course, as he did not know of any other Dutch listed company that was willing to disclose these types of targets in advance. What is eventually presented to shareholders is the award on the basis of what Nutreco achieves as expressed in percentages, and this provides a qualitative insight into the total; not into the components but into the total. **The Chairman** said that he believed that the matter came down to the trust that shareholders must have in the members of the Supervisory Board to judge precisely these types of thorny issues without disclosing any details.

Mr **Tomić (VEB)** then commented in respect of the new Plan that it was a positive sign that no vesting took place in the case of below-average performance. This was an improvement relative to the previous Plan. After the shares are granted unconditionally, a vesting period of two years is observed, but during this period it was nonetheless possible to sell shares in order to meet tax liabilities. The Dutch Corporate Governance Code stipulates that the shares, once they have become unconditional, should be held for a further five years. Mr **J.M. de Jong** said that this was not the case. Those concerned were urged to observe this five-year period, but observing a holding period was recommended. He also commented that the vesting period was three years. It was usual for a means to be provided to the person receiving the shares to meet the tax liability arising at the moment of vesting.

This was also customary in the market. **The Chairman** emphasised that this was also set out in the Code, in response to which Mr **Tomić** commented that, as the VEB read it, the Code stipulated that the shares must be held for five years after becoming unconditional.

The Chairman believed that the Code specified that this was with the exception of the payment of the tax due. After Mr **Tomić** had stated that there was an apparent difference of opinion regarding the interpretation of the provision, it was agreed to exchange views on this matter after the conclusion of the meeting. Mr **Tomić** concluded this topic by stating that he felt compelled to vote against this item since the performance criteria had not been disclosed in advance nor would they be disclosed subsequently.

Mr **Bouter** then took the floor. He announced that he wished to agree with Mr **Tomić** with regard to his point in respect of taxation and hence the ending of the lock-up period. He then asked whether consideration had not been given to retaining a lock-up period of two years and allowing the tax liability to be met by the provision of a loan.

The Chairman replied that this had not been considered. Nutreco considered it incorrect for the company to provide loans to its employees. This position was also widely shared throughout the world. He stressed that throughout Europe as well as in the United States, it is only and exclusively permissible for some of the shares, and in the case of the Netherlands roughly 50% of the shares, to be sold in order to pay the tax due.

Mr **J.M. de Jong** added that he believed that the Company's internal rules also stipulated that no loans may be provided to members of the Executive Board or to employees. In his opinion, the reason for this was logical. Imagine that such a loan was granted and the person to whom it is granted leaves the Company, or Nutreco ends up in some sort of conflict with him or her resulting in that person's dismissal. The Company would then somehow have to ensure that the loan is repaid. He thought that this was also the reason behind the Corporate Governance Committee's decision at the time to allow an exception to be made in the case of this tax liability.

The Chairman asked whether there were any further questions. As there were no further questions, he asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had adopted this item on the agenda by 13,911,544 votes in favour, 193,603 votes against and 1,502 abstentions.

7.2 Remuneration of the Supervisory Board

The Chairman gave the floor to Mr **J.M. de Jong**.

Mr **J.M. de Jong** informed the meeting of the proposal to increase the remuneration of the Chairman and the members of the Supervisory Board. The current annual remuneration level is below the median of the 2006 reference group. The annual increases being proposed for 2007 are in line with the median of the labour market reference group. The increase is indeed somewhat on the higher side of the increase observed in 2006 but would enable Nutreco to provide sufficient remuneration to new members of the Supervisory Board should Nutreco wish to recruit such members and, furthermore, the proposed increase also takes into account the considerable amount of additional work done by members of the Supervisory Board. No increase was being proposed for committee-related work. **Mr J.M. de Jong** stated that this was the proposal and asked the meeting to grant its approval.

Since there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had adopted this item on the agenda by 14,101,658 votes in favour, 2,244 votes against and 2,940 abstentions, for which he sincerely thanked the meeting.

8. Appointment of KPMG Accountants N.V. as external auditor

The Chairman stated that, on the recommendation of the Audit Committee, it was being proposed to appoint KPMG Accountants N.V. as external auditors of the Company for a term that would expire at the close of the 2008 financial year. **The Chairman** explained that approval is usually requested for the current year but Nutreco had altered this practice some time ago. If approval was not granted there would suddenly be no auditor, for which reason Nutreco deemed it necessary to bring the point at which approval was granted forward by one year. If approval was not granted, there would be a sufficient period to allow a new auditor to familiarise itself with the Company in a timely manner. KPMG Accountants N.V. shall be represented on this assignment by Mr **R. Kreukniet** as the responsible partner.

The Chairman asked whether there were any questions about the appointment of KPMG Accountants N.V. as the external auditor of the Company. **The Chairman** observed that there were no questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had appointed KPMG Accountants N.V. as external auditor of the Company for a period that would expire at the close of the 2008 financial year by 14,106,357 votes in favour, 132 votes against and 107 abstentions.

9. Authorised capital – Amendments to the Articles of Association

The Chairman stated that this was a complex agenda item and referred to the explanatory notes to this agenda item, which contained a summary of the proposed amendments to the Articles of Association, according to which, among other things, the capital of the Company is initially increased and subsequently decreased. The primary objective of these amendments to the Articles of Association was to enable the repayment of EUR 5 per ordinary share and, in addition, to make remote electronic voting possible in the future. A leaflet with the text of the Articles to be amended had been sent as leaflet to shareholders who had submitted a request to this effect. It was also possible to download the full text of the Articles of Association in triptych form from the Company's website or consult this text at the Company's registered office. Following submission of the draft amendments to the Articles of Association to Euronext Amsterdam, Euronext requested that a minor technical alteration be made in the third paragraph of Article 21, subsection 3 in order to express that notices convening a general meeting must comply with Euronext Amsterdam N.V. regulations. It was finally proposed to grant a power of attorney to the firm De Brauw Blackstone Westbroek, thus authorising this firm to apply for the required ministerial certificate of no objection, to carry out any alterations desired, including the alteration specified by Euronext Amsterdam N.V., and to execute the deed of amendment to the Articles of Association. A quorum of 50% of the issued capital is required to effect amendments to the Articles of Association. However, only 23% of the ordinary shares and 100% of the cumulative preference shares were represented at the meeting. **The Chairman** therefore declared that the quorum requirement was not met and that therefore the agenda item would have to be dealt with at a later stage in an Extraordinary General Meeting of Shareholders which would be held in Boxmeer on 24 May 2007 at 02.00 p.m.

Given the complexity of the item, **the Chairman** said that Mr **C. van Rijn** would give a presentation to explain how the increase and decrease of the authorised capital would take place. This item would thus be submitted to the Extraordinary General Meeting of Shareholders, as the quorum requirement of 50% did not apply to such a meeting.

Mr **C. van Rijn** said that this agenda item was related to the Rebalancing for Growth strategy. One-third was being invested in animal feed and fish feed and it was agreed that this must be increased to two-thirds. It currently accounts for already 90% of the total invested capital and, obviously, rapid settlement of the 100% divestment of Marine Harvest has made a contribution in this regard. In addition, a number of activities with a total turnover of EUR 1.4 billion and proceeds of EUR 1.3 billion were divested. It goes without saying in this connection that proceeds of approximately EUR 1 billion arising from the divestment of Marine Harvest was the most dominant factor.

A number of smaller acquisitions with a total turnover of EUR 350 million were also carried out, with respect to which EUR 100 million had so far been paid. In addition, a superdividend of EUR 310 million was distributed and over EUR 100 million was spent repurchasing own shares. As at 31 December 2006, equity capital was EUR 750 million and the net cash position amounted EUR 237 million. Nutreco now wishes to grow on animal feed and fish feed. The intention was to pick up new activities in the area of animal feed and fish feed. The financial scope required to do so must be optimal. This financial scope should not be excessive, either. It was established that the current cash position provided sufficient scope for both the acquisitions and a distribution to shareholders. The desired capital structure is based on the interests of various stakeholders, net debt and equity capital and, in addition, the net debt amount must not exceed three times EBITDA. The net cash position of EUR 237 million generates 3.5% interest, which does not create shareholder value. Sufficient scope for acquisitions remained after a distribution of EUR 170 million. All financial clout therefore remains, which naturally also means an increase in yield on that equity capital. Giving money back to shareholders can be done in a variety of ways, including of course by means of dividend or superdividend distribution, which Nutreco effected last year. That meant that dividend tax had to be withheld. This did not constitute a problem for Dutch shareholders, as the dividend tax was set off against income tax. For some shareholders, however, it was a problem, most particularly for a number of shareholders living outside the Netherlands. Another option in this regard is the buy-back of own shares. It is, however, a limited option. If a certain tax threshold is exceeded, a dividend tax must also be withheld and Nutreco is almost at its maximum financial scope with respect to this threshold. Nutreco can still buy back approximately 15 million, which it will also do. There are, furthermore, a number of other possibilities as regards the buy-back of shares, one of these being a second trading line. Research has shown, however, that a company has to be extremely large to be able to apply such a method. It is possible for a company like Philips but for Nutreco it would mean a very long and costly process for giving back EUR 170 million back to shareholders. There is also a new method in development, namely the use of an intermediary for the acquisition and buy-back of shares, but consultations have been held on the matter with the tax authorities and, as at the present time, the method has not been approved. No party has as yet received approval and Nutreco does not wish to run the risk of entering into a process with respect to which one would afterwards be confronted by all sorts of claims on the part of the tax authorities. The choice was therefore made for repayment of capital. Such a repayment is exempt from dividend tax, although here, too, a threshold applies, namely the total share premium amount specified on the balance sheet as at 1 January 2007. That is the amount that Nutreco may distribute to shareholders free of tax. On 1 January, Nutreco's issued nominal share capital was EUR 8 million.

Agenda item 9.1 contained a request for a transfer of EUR 174 million from the share premium reserve to increase the share capital. This would mean an increase in the paid-up share capital from EUR 8 million to EUR 182 million and a EUR 174 million decrease in the share premium reserve to EUR 50 million. This was the first step for which approval was asked. Agenda item 9.2 contained a request to be allowed to distribute EUR 170 million from that paid-up share capital to the shareholders. Those were the steps that would be taken, for which a two-thirds majority was required. Step one would entail the increase of the share capital by EUR 5 per share for the 34 million shares, but this would only be possible if approval was requested immediately afterwards for agenda item 9.2, as the issue concerned is one that must always occur in combination. The second issue submitted was the repayment of EUR 5 per share to the shareholders. Agenda item 9.2 meant a decrease in the share capital and an amendment to the Articles of Association, for which, as is the case for all amendments to Articles of Association, ministerial approval was required. The organisation's creditors are also entitled by law to object to any such approval being granted. This is because creditors could become the victims of a situation in which a very considerable part of the equity capital is paid back to the owners, subsequently leaving an insufficient amount of money to pay those creditors. The Extraordinary General Meeting of Shareholders would be held in the second half of May. If both decisions were approved, the statutory objection period would then commence. This would mean that the amendment to the Articles of Association could take place and be published in the second half of July, which in turn would mean that the repayment date would be set in the first half of August and distribution of the EUR 5 per share would subsequently take place a few days later, namely 7 days later. That was the explanation concerning this agenda item and, to repeat the point, voting on this item would take place in the Extraordinary General Meeting of Shareholders.

The Chairman thanked Mr **C. van Rijn** and, although no voting was possible at the time, asked whether there were any questions.

Mr **Bouter** took the floor and asked whether he had understood correctly that there would be one amendment to the Articles of Association which encompassed both the increase and decrease of the authorised capital or whether the issue would be one of two successive amendments to the Articles of Association.

Mr **C. van Rijn** replied that there would be two successive amendments to the Articles of Association.

Mr **Mommers** raised a question concerning the distribution. He asked whether the distribution of a superdividend would have an effect on option prices, meaning in this case the exercise price of the options.

The Chairman gave the floor to Mr **C. van Rijn**. Mr **C. van Rijn** subsequently replied that the options exchange had correction methods; adjustment methods to apply corrections for both superdividend and other adjustments relating to the nominal value of shares. He could not specify the exact impact on the option price but assumed that there was a mechanism in this regard.

Mr **Schellekens** suggested that this area formed one of the reasons it had been decided to stop including options in every year and only work with shares. **The Chairman** endorsed this view, after which Mr **Schellekens** added that executive directors must not be distracted by other considerations when having to make decisions in the interests of the Company. **The Chairman** then added that he believed the question was primarily based on the issue of what the effect would be if one wished to trade on the options exchange. The options exchange would undoubtedly have complex calculations for this purpose.

Given that there were no further questions, **the Chairman** concluded discussion on this item on the agenda by stating that the meeting would be asked for its approval on 24 May 2007 and that the distribution would take place some time in August.

10. Authorisation to issue shares and to restrict or exclude pre-emption rights

10.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe to shares as referred to in Article 8 the Company's Articles of Association for a period of 18 months

The Chairman stated that, in accordance with Article 8 of the Company's Articles of Association, the meeting was being requested to grant authorisation to the Executive Board to adopt resolutions to issue shares and to grant rights to subscribe to shares in order to enable the Executive Board to respond in a timely and flexible manner with regard to the Company's financing. For the issue of ordinary shares, the authorisation would be restricted to 10% of the ordinary shares in issue at the time such authorisation was granted, which percentage would be increased to 20% in the event of a merger or acquisition. These are the standard percentages, 10 plus 10, as also used in other listed securities. In accordance with current practice based on the Dutch Corporate Governance Code, the term of the authorisation being requested is 18 months commencing after approval of the proposed resolution.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had adopted this item on the agenda by 14,013,616 in favour, 1,001 against and 91,562 abstentions.

10.2 Proposal to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to resolve to restrict or exclude the pre-emption right as referred to in Article 9 of the Company's Articles of Association for a period of 18 months

The Chairman stated that, in accordance with Article 9 of the Company's Articles of Association, the meeting was being requested to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to resolve to restrict or exclude the pre-emption right in accordance with Article 96 of Book 2 of the Dutch Civil Code. In accordance with the proposal under 10.1 such designation would be restricted to a period of 18 months. For this proposal to be adopted, a majority of at least two-thirds of the votes cast was required if less than 50% of the issued capital was represented at the meeting. Less than 50% of this capital was represented, thus necessitating a majority of at least two-thirds of the votes cast.

As there were no further questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had adopted this item on the agenda by 14,012,591 votes in favour, 2,623 against and 91,486 abstentions.

Mr **Tomić (VEB**, Dutch Investor's Association) took the floor and stated that he would like to correct his vote with respect to agenda item 10.1. His initial thought was that the item also included the exclusion of the pre-emption right. **The Chairman** replied that such exclusion is always included as a separate agenda item. Mr **Tomić** said that there were companies that did otherwise in this regard. **The Chairman** replied that maintaining separate items in this matter was in accordance with the provisions of the Dutch Corporate Governance Code. Mr **Tomić** expressed full agreement and apologised. He said that he as yet wished to vote in favour with respect to agenda item 10.1 and that his vote on agenda item 10.2 remained the same, and asked whether this change of vote was still possible. **The Chairman** then said that the change would not alter the result but would be recorded in the minutes in accordance with Mr **Tomić's** request. Mr **Tomić** said that it concerned 91,327 shares. **The Chairman** confirmed that this would be recorded in the minutes.

11. **<u>Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to effect a buy-back by the Company of own shares as referred to in Article 10 of the Company's Articles of Association for a period of 18 months</u>**

The Chairman explained that this item on the agenda concerned the buy-back of own shares. In accordance with Article 10 of the Company's Articles of Association, the meeting was being requested to grant the Executive Board authorisation, following approval from the Supervisory Board and without prejudice to the provisions of Article 98 of Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the issued share capital of the Company for a price, per ordinary share, between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the stock exchange operated by Euronext Amsterdam during the five days of trading preceding the acquisition. This authorisation to buy back shares, subject to the approval of the Supervisory Board, would give the Executive Board the flexibility to, among other things, meet obligations concerning share-related remuneration schemes or other obligations. The term of the authorisation being requested is 18 months commencing after approval of the proposed resolution. According to Article 31.1.c of the Articles of Association, this authorisation is subject to the prior approval of holders of cumulative preference shares A. **The Chairman** confirmed to the meeting that the holders of these shares had assented to the proposed authorisation.

The Chairman asked whether there were any further questions regarding this item on the agenda. As there were no questions concerning this item on the agenda, **the Chairman** asked the shareholders to proceed to voting. Following the close of voting, **the Chairman** concluded that the meeting had approved the proposal to authorise the Executive Board, subject to the approval of the Supervisory Board, to buy back a maximum of 10% of own shares with 14,095,767 votes in favour, 9,040 against and 255 abstentions. **The Chairman** sincerely thanked the meeting for its approval.

12. **<u>Composition of the Supervisory Board</u>**

12.1 **<u>The periodic retirement of Mr R. Zwartendijk as a supervisory director of the Company and his nomination for reappointment</u>**

As agenda item 12.1 concerned the retirement of **the Chairman** as a supervisory director of the Company, **the Chairman** gave the floor to Mr L. **Ligthart**, vice chairman of the Supervisory Board.

Mr **L. Ligthart** took the floor and explained that agenda item 12.1 concerned the periodic retirement of Mr **R. Zwartendijk** as a supervisory director of the Company and his nomination for reappointment. His term of 4 years was set to expire at this general meeting. Mr **R. Zwartendijk** had informed the Supervisory Board that he was standing for reappointment. In response, the Supervisory Board decided to submit a non-binding proposal to this meeting to reappoint him for a new and also final term of four years which would expire at the Annual General Meeting of Shareholders of 2011. Mr **L. Ligthart** informed the meeting that the explanatory notes to this agenda item stated Mr **R. Zwartendijk's** details as referred to in Article 142, subsection 3 of Book 2 of the Dutch Civil Code as well as the reason why the Supervisory Board wished to reappoint Mr **R. Zwartendijk**. Upon reappointment it was the intention of the Supervisory Board to re-elect Mr **R. Zwartendijk** as chairman of the Supervisory Board and as a member of the Remuneration Committee.

Mr **L. Ligthart** established that there were no questions and asked the shareholders to proceed to voting. Mr **L. Ligthart** concluded that the meeting had approved the reappointment of Mr **R. Zwartendijk** as a supervisory director of the Company with 14,106,219 votes in favour, 43 votes against and 304 abstentions.

12.2 <u>The periodic retirement of Mr J.M. de Jong as a supervisory director of the Company and his nomination for reappointment</u>

Agenda item 12.2 concerned the retirement of Mr **J.M. de Jong** as a supervisory director. His term of 4 years was set to expire at this meeting. Mr **J.M. de Jong** had informed the Supervisory Board that he was standing for reappointment. In response, the Supervisory Board decided to submit a non-binding proposal to this meeting to reappoint him for a new term of four years which would expire at the Annual General Meeting of Shareholders of 2011. **The Chairman** informed the meeting that the explanatory notes to this agenda item stated Mr **J.M. de Jong's** details as referred to in Article 142, subsection 3 of Book 2 of the Dutch Civil Code as well as the reason why the Supervisory Board wished to reappoint **Mr J.M. de Jong**. Upon reappointment it was the intention of the Supervisory Board to re-elect **Mr J.M. de Jong** as chairman of the Remuneration Committee.

The Chairman established that there were no questions and asked the shareholders to proceed to voting. **The Chairman** concluded that the meeting had approved the nomination for the reappointment of Mr **J.M. de Jong** as a supervisory director of the Company by 14,077,248 votes in favour, 29,004 against and 321 abstentions. **The Chairman** congratulated Mr **J.M. de Jong** and said that he was looking forward to another four years of cooperation.

13. Announcements and any other business

The Chairman reminded the meeting that those entitled to attend it could obtain a card at the information desk which could be used to indicate whether one wished to receive, among other things, the minutes of this meeting. **The Chairman** invited the meeting to fill in this card and hand it back to the information desk or send it to the Company.

The Chairman inquired whether any shareholders still wished to take the floor.

Mr **Schnatterer** took the floor and asked why the Annual General Meeting of Shareholders was now held in April instead of May. He asked whether doing so was perhaps cheaper because everyone was currently attending the ABN AMRO meeting.

The Chairman replied that this could also be a reason but that the real motivation for doing so was that, in this way, the year could be closed as quickly as possible so that everyone could get back to work for the current year. Many companies move all these dates forward somewhat due to the way information is processed and to more efficient accountants. **The Chairman's** expectation was that to an increasing extent everything would occur a bit earlier in his respect: people in the United States are already working on closing the year in February. Mr **Schnatterer** said that he would find that much too cold. **The Chairman** replied that the weather is always fair at Nutreco's Annual General Meeting of Shareholders and informed Mr **Schnatterer** that he would have to get used to meetings being held at increasingly earlier dates. Next year's meeting would probably take place in April as well.

Mr **Schnatterer** subsequently asked when remote electronic voting would be introduced.

The Chairman replied that the possibility of remote electronic voting was being created by means of the amendment to the Articles of Association. He added in this connection that the matter was not as simple as it seemed, given that one had to know exactly who was at the other end of the computer system. He said that all sorts of experts were currently working to ensure that that system was watertight. As soon as the experts declared it possible, remote electronic voting would be introduced. **The Chairman's** expectation, however, was that this would take another two years.

In closing, Mr **Schnatterer** asked why, then, was Nutreco not going to cooperate with the communication channel.

The Chairman replied that the experts were Euronext operatives and that actually all listed companies were devoting attention to the matter and conducting investigations into it in order to be sure that no mishaps occur.

The Chairman established that there were no further questions and thanked all those present for attending and for their interest in this Annual General Meeting of Shareholders of Nutreco Holding N.V. Thanking those present again for attending, **the Chairman** informed everyone that light snacks and beverages were now available. A small gift would be offered in exchange for the card that everyone received upon entry.

14. Closing

The Chairman closed the meeting at 05.00 p.m.

R. Zwartendijk Chairman	B. Verwilghen Company Secretary

Nutreco Holding N.V.

Annual General Meeting of Shareholders


Trouw Nutrition International
Skretting
Hendrix
Nanta
Grupo Sada
Ingafood

Amsterdam | 26 April 2007

nutreco

---

1. Opening

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2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2006

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Nutreco Holding N.V.
Annual General Meeting of Shareholders
[illegible] April [illegible]

3. Report of the Executive Board over the year 2006

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Agenda

- Financial results 2006
- Strategie: Focus on growth
- Agenda 2007

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2006 an important year for Nutreco

- **Completion of Rebalancing-part of Strategy**
  - Sale Marine Harvest finalised in 2006
  - Agreement to sell breeding activities in 2007
- **To full focus on growth in animal nutrition and fish feed**
  - Strong organic growth, especially in fish feed
  - Expansion in growth markets Russia, China and India
  - Strengthened position in feed specialities (Sloten)
- **Total result EUR 520 million**
  - Earnings per share EUR 15.19 (2005: EUR 3.90)
  - EPS 'continuing operations' EUR 3.05 (+ 15%)
  - Dividend per ordinary share EUR 10.60
  - Equity EUR 750 million, net cash EUR 237 million

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EUR x million
2,774
43
Volume
113
Price
-2
Currency effects
81
Acquisitions
3,009
2005
2006

EUR x million	2006	2005	Δ %
Revenues	**770.5**	**780.1**	**-1.2%**
Operating result *	**24.8**	**23.4**	**6.0%**
EBIT / revenue	**3.2%**	**3.0%**	
Capital employed	**74.4**	**71.9**	
ROACE	**33%**	**33%**	

Operational developments:

- Continued good results in Spain
  - Introduction new feed formulations for Iberian pigs
- Higher results in the Benelux due to restructuring
- Knowledge feed formulation and purchasing drivers for success

* Operating result from continuing operations before exceptional items

Premix and feed specialities



EUR x million	2006	2005	Δ %
Revenues	**548.0**	**430.4**	**27.3%**
Operating result *	**27.0**	**22.3**	**21.1%**
EBIT / revenue	**4.9%**	**5.2%**	
Capital employed	**134.6**	**108.5**	
ROACE	**20%**	**21%**	

Operational developments:

- Good contribution acquisitions in growth markets
- Western-Europe: logistic efficiency and innovation are key drivers
  - Divestment feed speciality business in France
- Higher operational result in Eastern Europe, Asia and Americas

* Operating result from continuing operations before exceptional items

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Fish feed



EUR x million	2006	2005	Δ %
Revenues	**972.2**	**812.6**	**19.6%**
Operating result *	**67.0**	**57.7**	**16.1%**
EBIT / revenue	**6.9%**	**7.1%**	
Capital employed	**194.3**	**220.5**	
ROACE	**34%**	**26%**	

Operational developments:

- Sharp increase raw material prices
- Continued research on alternative raw materials
- Margin protection can be achieved by replacement raw materials and pass on raw material price increases
- Consolidation in salmon farming industry (customers)

* Operating result from continuing operations before exceptional items

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EUR x million	2006	2005	Δ %
Revenues	718.3	750.6	- 4.3%
Operating result *	15.3	26.1	- 41.4%
EBIT / revenue	2.1%	3.5%	
Capital employed	52.4	64.2	
ROACE	29%	41%	

Operational developments:

- Further improvement in product mix
- Change to 'cost +' contracts with major customers
  - Create win-win situation / partnership relation
  - Currently 60% of customers on 'cost +'
- Launch new brand *"Frichef" for* range of poultry products

* Operating result from continuing operations before exceptional items



EUR x million	2006	2005	difference
Operating results from continuing operations	113.3	110.6	2.4%
Net financing costs	7.6	-11.5	
Share in results of associates	0.5	2.0	
Taxation	-16.1	-7.9	
Result for the period continuing operations	105.3	93.2	13.0%
Result after tax discontinuing operations	415.2	44.0	
Total result for the period (Nutreco)	519.5	134.4	
EPS	15.19	3.90	
EPS continuing operations	3.05	2.66	14.5%

Specification discontinued operations



- Sale of Marine Harvest:
  - 28 March 2006 receipt payment of EUR 881 million
  - 75% of result in Marine Harvest for the period up to 28 March, reported as result from discontinued operations (EUR 26.8 million)
  - Gain on sale of Marine Harvest EUR 380.2 million
  - 29 December 2006 transfer of shares
- Results and bookgain divestment Hydrotech 21 August 2006 (EUR 18.5 million)
- French feed specialities business completed 3 January 2007
- Breeding activities: MoU signed on 24 January 2007
  - Total proceeds EUR 50 million

Superdividend and share buy back



- First step in optimisation capital structure
  - Approval EGM at 31 August 2006
  - EUR 314 million superdividend; paid 8 September 2006
  - Share buy back EUR 50 million; finalised 8 October 2006
- Sufficient room for acquisitions
- Creating shareholder value by use of financial room
- Desired capital structure
  - Net debt / Equity ≈ 100%
  - Net debt / EBITDA ≤ 3
- Proposition for capital remittance of EUR 5 per ordinary share

The Strategy

to *Full Focus on Growth..*



ʃ nutreco

Nutreco's commitment to grow



- Strategic choices and implementation of strategy have created considerable shareholder value since end of 2004
- **2007 ".. Growth" in Animal Nutrition and Fish feed**
  - Average organic growth in the market 3% per annum
- Aim to expand in core activities in Western-Europe and in key growth markets
  - ***(scenario 1)*** One or two large acquisitions, or
  - ***(scenario 2)*** A few medium sized acquisitions, or
  - ***(scenario 3)*** A number of small acquisitions in combination with share buy back and/or extra dividend

ʃ nutreco

Acquisitions in growth markets in 2006

- Russia: merger with distributor of concentrates
  - Large growth expectations in key agro-industrial regions
- China: acquisition of 'Dejia' a producer and nationwide distributor of farm minerals and concentrates
- India: acquisition 51% share in animal feed company 'Nutrikraft'
  - Supplier of quality feed, know-how and services
- Acquisition of 'Sloten' a Dutch supplier and worldwide distributor of milk replacements for young animals
  - Global market share of 20% in milk replacements
  - Strengthening Nutreco's position in growth markets

Acquisition BASF businesses leads to global no 2 in premix industry

- Acquisition of vitamin blends, premix and base mix businesses of BASF in eight countries
  - Creates momentum for further growth in America's and Asia
  - Strengthening leading Western-European position (UK, Italy)
- Nutreco's premix and feed specialties business - Trouw Nutrition International- with EUR 548 million sales in 2006 will double its sales in premix to EUR 400 million through this acquisition
- After integration and transformation the acquired BASF businesses will contribute EUR 10 million EBIT in 2009
  - EBIT mainly due to cost synergies
- Total consideration EUR 60 million including integration and transformation costs


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- > 50% world population lives in urban areas and depends on farmers
- Growth of the world population and rising income in emerging markets boost world meat consumption (1-3% per annum)
  - Strong growth in Asia
    - China: largest meat producer and meat consumer
    - India: growth animal feed market more than 7% per annum
  - Other growth feed markets Eastern-Europe and Americas >5%
- Rising demand in wholesome seafood supported by aquaculture
  - Fish feed volume will grow more than 5% per annum
  - →More than 50% of seafood will be farmed in 2015
- Scarcity in raw materials - boosted by biofuels & climate change - requires a sustainable management of natural resources and has led to an increase in raw material prices

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Industrial feed production in 2006 (million MT)
160
140
120
100
80
60
40
20
0

Change from:	USA	EU-25	China	Brazil	Mexico	Japan	Canada	Russia	Korea	India
2005	+1.0%	-1.6%	+6.5%	+2.5%	+2.8%	+2.0%	+2.1%	+5.0%	+2.0%	+7.0%
2001	+5.0%	-0.2%	+25.0%	+25.5%	+20.0%	-2.1%	+10.5%	+16.5%	-3.0%	+15.1%

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- Global seafood consumption growth >7%
- 70% of the world's seas are overfished
- 150 fish types already farmed
- Fish feed volume set to continued growth

SKRETTING

Black Cod
Chinook Salmon
Atlantic Salmon
Trout
Sturgeon
Mahi Mahi

Cod & Halibut
Atlantic Salmon
Striped Bass
Tilapia
Catfish
Red Drum

Shrimp

Eq Shrimp

Atlantic salmon

Atlantic Salmon
Cod & Halibut, Wolf Fish
Trout
Eel Tilapia
Sea Bass & Bream
Turbot

Flounder Trout
Coho Salmon
Carp Yellow Tail, Sea Bream
Tilapia
Eel, Grouper
Chinese Shrimp
Black Tiger Shrimp
Grouper
Sea Bass Milk fish
Barramundi
Mahi Mahi
Shrimp

King Fish, Tuna
Atlantic Salmon
Striped Trumpeter

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Fish farming contributes to the sustainable net production of fish protein in the world


Feeding your passion for fish

- This can be achieved by:
  - Fish meal inclusions in diets down to 15%
  - Fish oil inclusion as low as possible whilst maintaining a good Omega-3 fatty acid profile
  - Increased use of alternative feed ingredients and marine by-products
  - Optimal food conversion ratio and diets which deliver least cost/kg salmon produced
  - NuTrace - Quality documentation of the entire supply chain

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- Nutreco ranks 6th in animal feed worldwide
- Compound feed market fragmented despite consolidation
  - Top 10 in the world together 13% market share
  - Nutreco has number 1 positions in Spain and Benelux
- Premix and speciality feed market more consolidated
  - Top 5 in the world together 50% market share
  - Nutreco is a leading global player
- Global fish feed market is concentrated
  - Top 3 producers of salmon feed have > 80% market share
  - Nutreco largest player in salmon feed with 40% market share

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- Its global presence:75 production sites in 20 countries
- Excellence in Feed-to-Food Quality: NuTrace
- Strong track record in Corporate Social Responsibility based on transparency, dialogue and partnership
- Strong R&D platform as basis for innovation



Aqua



Young animal performance
Milkiwean, Milkivit
Health promoting ingredients
Selko, Protimax, Optimin, Betaine, Fibosel, Protimax L
Reproduction
Progenos, Transition
Food safety
NuTrace
Ban on AMGP
Greenline
Efficiency
Health
Product quality
Social responsibility
Limitations RM usage
Kempen
Product quality
Profit+, Iberian pigs
Animal health and welfare
Layer nutrition, Com4
Functional food
Technomega


M&A
'Alignment Nutreco overhead'
'Nutreco sourcing Initiative'
Innovation
Organic growth
2006
Target 2010

- Focus on organic growth as well as growth through acquisitions
  - Aim to expand core activities animal nutrition and fish feed in Western Europe and key growth markets
  - Nutreco talks to several takeover candidates with total revenue of more than EUR 1 billion
- Costs savings programs
  - 'Nutreco Sourcing Initiative' expected to save EUR 25 million a year by 2009
  - Changes to overhead will reduce costs
- Repayment EUR 170 to holders of ordinary shares

4. Annual Accounts 2006

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NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
26 April 2007

4.1 Determination of the Annual Accounts

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4.2 Dividend proposal

5. Corporate Governance: summary of the Corporate Governance policy

6. Discharge

6.1 Discharge of each of the members of the Executive Board over the conduct of the business

6.2 Discharge of each of the members of the Supervisory Board over their supervisory duties

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7. Remuneration

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Executive Board – Base salary

Increase of the base salary with 5% (for information)

- The remuneration policy as approved at the AGM of 13 May 2004 provides in a yearly testing of the base salary
- A recent benchmark study carried out by an external remuneration consultant shows that the current base salaries of the Executive Board members are at or under the median of the labour market peer group
- The remuneration policy is the median of the labour market peer group
- A review by external remuneration consultants shows that a 5% increase is in line with the forecast increases of the base salaries within the labour market peer group

NUTRECO HOLDING N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
26 April 2007

Executive Board – Continuation Short Term Incentive plan

Continuation of the existing yearly bonus plan (for information)

- The yearly bonus will not change in 2007
- At the recommendation of the Remuneration Committee the Supervisory Board determines each year a number of ambitous financial, strategic and operation targets

7.1 Executive Board: introduction of a new Long Term Incentive plan

Executive Board –
New Long Term Incentive plan

Proposal to introduce a long term performance shares plan

- As announced at the AGM of 2006 a new share based Long Term Incentive plan has been drawn up and for which approval is now asked
- The plan can be used under different scenario's for the future of Nutreco – the principal aim is to creade shareholder value
- The following criteria apply to the new plan:
  - clear link between interests shareholder and director
  - in line with Corporate Governance conditions
  - adequate reflection of future performance of Nutreco
  - competitive within the defined labour market peer group
  - retention and motivation of management

Executive Board –
New Long Term Incentive plan

- Approval is asked for the following plan:
  - yearly grant of conditional performance shares (grant)
  - vesting after a performance period of 3 year
  - economic value grant:
    - CEO : 100% of base salary
    - CFO and COO : 95% of base salary
  - vesting based on Total Shareholder Return performance compared to a peer group consisting of all AEX, AMX and AScX companies
    - no vesting below the median
    - vesting of 50% at the median, increasing linearly to 150%
  - 2 year lock up period after vesting (with an allowance to sell shares to satisfy taxes)

NUTRECO HOLDING N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
26 April 2007

Nutreco –
New Long Term Incentive plan other Managers

- Other Managers (for information)
  - in total 35 other Managers will participate in the new long term incentive plan
  - these managers also participated in the former long term incentive plan
  - in case of an acquistion the number of managers might increase

Executive Board and other Mangers – New Long Term Incentive plan

Overview number of performance shares to be granted conditionally in 2007 under the new plan (for information)

- Executive Board
  - CEO : 21,514
  - CFO: 15,329
  - COO: 15,329
  - Total: 52,172

- Other Managers
  - Total: 66,933

What resolution does the AGM have to decide upon?

- The Supervisory Board of Nutreco requests the approval of the AGM for the following proposal with regard to the members of the Executive Board:
  - Introduction of a new long term incentive plan

7.2 Remuneration of the Supervisory Board

Supervisory Board

- Proposal to increase the remuneration:
  - Chairman: EUR 55,000 (2006: EUR 43,500)
  - Members: EUR 43,000 (2006: EUR 31,500)
- Remuneration for Committee work: unchanged

What resolution does the AGM have to decide upon?

- The Supervisory Board of Nutreco requests the approval of the AGM for the following proposal:
  - Increase of the annual remuneration of the Supervisory Board for 2007

8. Appointment of KPMG Accountants N.V. as external auditor

9. Share capital – Amendments of the Articles of Association

Proposal regarding capital repayment of EUR 5 per share

[illegible]

- Amendment of the Articles of Association requires:
  - A resolution of the meeting at which more than 50% of the issued share capital is represented
  - A normal majority of votes in a second meeting, whereby agenda item 9.2 requires a majority of at least 2/3
- At this meeting less than 50% of the issued share capital is represented, which means that item 9 on the agenda will be:
  - explained
  - No proposal/voting
  - An Extraordinary General Meeting will be required to amend the articles of association, the date for this meeting will soon be announced

[illegible]

- Objective Strategy 'Rebalancing for Growth' 2004 :
  - Re-allocation capital employed to less volatile activities
    - Capital employed in animal nutrition and fish feed will increase from 1/3 to 2/3 of the total capital employed
- Status April 2007:
  - Capital employed animal nutrition and fish feed is 90% of total capital employed

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'Rebalancing for Growth' since 2004

- Divestments since announcement "RfG" in 2004:
  - Hendrix Meat Group, Pingo Poultry, Marine Harvest and Euribrid with a total sales of approx. EUR 1.4 billion
  - Total proceeds around EUR 1.2 billion
- Acquisitions since 2004:
  - Mexico, India, China, Russia, Sloten Groep and BASF
  - Total sales approx. EUR 350 million
  - Total acquisition amount approx. EUR 100 million
- Super dividend and total share buy back EUR 425 million
- Ultimo 2006: Equity EUR 750 million, Net cash EUR 237 million

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- To full focus on growth in Animal Nutrition and fish feed
  - Organic growth (expansion capex)
  - Growth through acquisitions in emerging markets and in the largest feed producing regions North-America and Europe
  - Take-over candidates with combined sales over EUR 1 billion

- Create shareholder value by using financial room

- Analysis of several growth scenario's indicate there is sufficient financial room to:
  - Significant investments in acquisitions and organic growth
  - An extra cash return to holders of ordinary shares

- **Desired capital structure**
  - Based on interests several stakeholders
  - Netto debt / equity ≈ 100%
  - Netto debt / EBITDA ≤ 3

- **Net cash position**
  - Return of 3.5% creates no shareholdervalue
  - Offers the opportunity to execute growth strategy

- **Next step to desired capital structure**
  - Repayment of approximately EUR 170 million
  - Retainment financial power
  - Increase return on equity

- **Normal dividends and super dividends:**
  - 15% dividend withholding tax unless tax exemption applies
  - Tax exemption applies not for all shareholders
- **Buy back shares:**
  - Buy back programme of approximately EUR 15 million
  - Utilise of remaining fiscal free facility under article 4c
- **Capital reduction:**
  - No dividend withholding taxes payable
  - Possibilities limited by the amount of share premium account (EUR 224 million as of 1 Januari 2007)

- **Further optimisation capital structure by means of:**
  - Repayment of EUR 5 per ordinary share
  - Tax efficient and shareholder friendly

	1-1-2007	Agenda item 9.1	Agenda item 9.2
Issued and paid-up share capital	8	182	8
Share premium account	224	50	54
Other reserves	513	513	513
Minority interest	5	5	5
Total equity	750	750	580

Agenda item 9.1
Amendment of Articles of Association

- **Increase of nominal value of all outstanding ordinary shares from EUR 0.24 naar EUR 5.24 ('step 1')**
  - Increase of issued and paid-up share capital with EUR 174 million (34,868,682 shares times EUR 5.00) debited to the share premium reserve
  - Subject to approval of agenda item 9.2

nutreco

Agenda item 9.2
Amendment of Articles of Association

- **Reduction of nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 by repayment of EUR 5 per share ('step 2')**
  - Repayment of EUR 5 per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company (reduction of issued and paid-up share capital with approximately EUR 170 million)
  - Crediting to the share premium reserve of the repayment on shares held by the Company* (approximately EUR 4 million)
  - Subject to approval of agenda item 9.1

* As of 1 January 2007 the Company held 962,376 shares in treasury

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- **Ministerial declaration of no objection:**
  - As applicable for all amendments to Articles of Association
- **No objections from creditors:**
  - As required under provisions of article 2:100 Civil Code
  - Resistance period of 2 months

26 April 2007:
- General Meeting of Shareholders

2nd half of May 2007:
- Extraordinary Meeting of Shareholders

2nd half of July 2007:
- End of creditor resistance period (article 2:100 Civil Code)
- Publication of execution date Amendment Articles of Association and of date of payment

1st half of Augustus 2007 ('ex date'):
- Amendment Articles of Association (increase nominal value immediately followed by decrease of nominal value)
- Determination of shareholders that are entitled to payment of EUR 5 per ordinary share
- 'ex date' plus 7 days: payment of EUR 5 per ordinary share

10. Mandate to issue shares and to restrict or to exclude the pre-emption rights

10.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

10.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

11. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

12. Composition of the Supervisory Board

12.1 The end-of-term resignation of Mr R. Zwartendijk as a Supervisory Director and his reappointment

12.2 The end-of-term resignation of Mr J.M. de Jong as a Supervisory Director and his reappointment

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13. Communications and questions

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Nutreco Holding N.V.

Annual General Meeting of Shareholders



Trouw Nutrition International
Skretting
Hendrix
Nanta
Grupo Sada
Ingafood

Amsterdam I 26 April 2007

nutreco

nutreco

Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 24 May 2007

FREE TRANSLATION

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders ("EGM") of Nutreco Holding N.V. (the "Company"), a public limited liability company having its registered office in Boxmeer, held at the office of the Company in Boxmeer on 24 May 2007

1. Opening

The Chairman of the Supervisory Board of the Company, Mr **R. Zwartendijk**, acted as chairman and opened this Extraordinary General Meeting of Shareholders of the Company at 2.00 p.m.
Also at the table were Mr **L. Ligthart**, Vice-Chairman of the Supervisory Board, Mr **J.A.J. Vink**, a Supervisory Director, and Mr **C. van Rijn**, CFO and a member of the Executive Board.

The Chairman appointed Mr **B. Verwilghen**, the Company Secretary, as secretary of the meeting and announced that the minutes of the meeting would be kept by **A.M.G.C. Struycken-van Daelen**, civil-law notary candidate with the firm of De Brauw Blackstone Westbroek N.V. This meeting was being recorded on audio and video tape for the purpose of minute-taking.

The Chairman pointed out that the invitation and the agenda for the meeting had been published in *Het Financieele Dagblad* and the *Officiële Prijscourant* on 7 May 2007. The agenda and the notes to the agenda with the leaflet of the Articles of Association had been made available and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been sent free of charge to shareholders who asked for these this. These documents had also been made available in Dutch and English on the Company's website.

The Chairman noted that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of the ordinary shares.

The Chairman noted that the Executive Board had opted for the possibility of setting a registration date, choosing 18 May 2007 as such date. This enabled shareholders to take part in the meeting by having their shareholding registered by 18 May 2007 at the latest, without having to block their shares until after the meeting.

The Chairman noted, therefore, that both the requirements of the Articles of Association and the legal requirements had been met, so that this Extraordinary General Meeting of Shareholders was authorised to take lawful decisions on all the proposals on the agenda.
The Chairman announced that eleven shareholders were present in person. The total number of voting shares was 14,407,562, made up of 8,166,062 ordinary shares and 6,241,500 cumulative preference A shares. This meant that 23.4% of all ordinary voting shares and 100% of cumulative preference A shares were represented at the meeting.

2. Authorised capital – amendment of the Articles of Association

The Chairman reported that in item 2 on the agenda, two amendments of the Articles of Association were being submitted to the meeting for approval. Firstly, an increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share, and an increase of the Company's authorised capital from EUR 41,520,000 to EUR 316,520,000 by means of an amendment of the Articles of Association, with the amount to be paid up being debited from the share premium reserve of the ordinary shares. The purpose of this amendment of the Articles of Association was also to bring the Articles of Association into line with the recent changes in company law with regard to electronic voting. Finally, the amendment of the Articles of Association would also incorporate a technical change at the request of Euronext Amsterdam. This meant that several matters had been merged, or combined. The issue of electronic voting had already been discussed at the Annual General Meeting of Shareholders. The increase and decrease of the authorised capital was related to the distribution to shareholders. The nominal value of all ordinary shares would first be raised by EUR 5 to EUR 5.24 and then returned to EUR 0.24 per share. The authorised capital would be reduced from EUR 316,520,000 to EUR 41,520,000 by means of a second amendment of the Articles of Association with the aim of achieving a repayment on shares in the amount of EUR 5 net per ordinary share on the total number of ordinary shares issued, which are held by parties other than the Company, for a total amount of approximately EUR 170 million. This amount would be distributed to the shareholders subject to, firstly, the amendment of the Articles of Association referred to under item 2.1 on the agenda and point 1 in the notes to item 2 on the agenda and, secondly, the absence of any objection by creditors as provided in Article 2:100 of the Dutch Civil Code.

The Chairman referred to the explanatory notice which contained a summary of the amendments of the Articles of Association proposed under agenda items 2.1 and 2.2, whereby, i.a., the Company's capital would first be increased and then decreased. The principal object of these amendments of the Articles of Association was to enable a repayment of EUR 5 on each ordinary share and, additionally, to make e-voting possible in future. The text of the Articles which were to be amended had been sent to the shareholders who had made a request to this effect. The full text of the Articles of Association could also be downloaded from the Company's website or consulted at the registered office of the Company. After the draft amendments of the Articles of Association had been submitted to Euronext Amsterdam, the technical amendment requested by Euronext in Article 21, paragraph 3, subparagraph 3, intended to express that notices convening an annual general meeting must comply with Euronext Amsterdam N.V. regulations, had been included in the proposed amendment of the Articles of Association. Finally, it was proposed to give the firm of De Brauw Blackstone Westbroek N.V. power of attorney to request the required ministerial certificate of no objection and to make any amendments necessary and to arrange for the execution of the deeds of amendment of the Articles of Association.

The Chairman explained that the required 50% of the outstanding share capital had not been represented at the Annual General Meeting of Shareholders held on 26 April 2007. Any consideration and passing of resolutions in respect of this item on the agenda had therefore been postponed until this EGM, which could pass resolutions in respect of the amendment of the Articles of Association referred to in item 2.1 on the agenda, in particular the relevant increase of the Company's capital, by a simple majority of the votes present or represented.

The Chairman continued by mentioning that a two-thirds majority of the votes cast was required to pass a resolution in respect of the amendment of the Articles of Association, which is referred to in item 2.2 on the agenda, and in particular the relevant reduction of the Company's capital, unless 50% or more of the shares issued is present or represented. In this latter case a simple majority of the votes cast by the shareholders who are present or represented would be sufficient to allow a resolution to be passed to decrease the nominal value of all ordinary shares. **The Chairman** said that as this 50% was not present, two-thirds of the votes present would be needed to adopt this item on the agenda.

The Chairman said that Article 29.1 of the Articles of Association stipulated that any amendment of the Articles of Association required the approval of the holders of cumulative preference A shares. **The Chairman** said that the holders of these shares had confirmed their assent to the proposed amendment of the Articles of Association.

The Chairman then gave the floor to Mr **C. van Rijn** for a presentation.

Mr **C. van Rijn** began by commenting that the presentation would be familiar to some of those present since it was a repeat of the presentation given at the Annual General Meeting of Shareholders, although it had been updated since first being shown.

Mr **C. van Rijn** reported that Nutreco commenced the Rebalancing for Growth strategy in 2004. The aim of this strategy was to move to a one-third of the ratio of capital employed in meat and fish activities and two-thirds in animal feed and fish feed. At that time, one-third was already invested in animal feed and fish feed, and it was agreed that this should be increased to two-thirds. It currently accounted already for 90% of the total capital employed and, obviously, the rapid settlement of the 100% divestment of Marine Harvest had made a contribution in this regard. Additionally, a number of activities with a total turnover of EUR 1.4 billion and proceeds of EUR 1.2 billion had been divested. It goes without saying that the proceeds of approximately EUR 1 billion arising from the divestment of Marine Harvest was the most dominant factor in this respect. Several smaller acquisitions had also been made in Mexico, India, China and Russia with a total turnover of EUR 350 million, with respect to which EUR 100 million had so far been paid. The acquisition of BASF's premix activities had been announced earlier this year. Additionally, it had been announced this week that Nutreco had acquired certain activities from Maple Leaf Foods, specifically the compound feed, premix, pet food and fish feed activities. The total turnover involved was EUR 430 million. The purchase price for these activities was EUR 330 million. This meant that Nutreco had paid a total of EUR 450 million for activities representing a total turnover of EUR 800 million. Mr **C. van Rijn** commented that, as had been previously reported, the agreement with regard to BASF had yet to be completed. This would take place in the third quarter. The agreement with the Canadian owners would also not be completed until the third quarter because approval was required from the competition authorities. Furthermore, superdividends in the amount of EUR 310 million had been distributed and more than EUR 100 million had been spent on repurchasing the Company's own shares. At 31 December 2006, equity amounted to EUR 750 million and the net cash position was EUR 237 million.

Nutreco was keen to make more acquisitions. Nutreco had so far acquired approximately half of the one billion euros in turnover which it had previously set as its acquisition target. Nutreco was still in talks with other companies. It had now been established that the current cash position provided sufficient scope for acquisitions as well as a distribution to shareholders. The amount of any such distribution would depend on the ratio of net debt to equity. Nutreco believed that this should be 100%. The net cash position of EUR 237 million generated 3.5% interest, which was not creating shareholder value. Even after a distribution of EUR 170 million, there would still be sufficient scope for acquisitions. The Company still retained all its financial clout, which naturally also meant an increase in return on that equity. There were many different ways of giving money back to shareholders. Dividend or a superdividend distribution were clearly two possibilities. Nutreco had made a superdividend distribution the previous year. That meant that dividend tax had to be withheld. Another option in this regard was the repurchase of company shares. There had been many discussions with the tax authorities on this matter. The last option was repayment of capital. This option was exempt from dividend withholding tax. Nutreco had chosen this option. The money to be repaid to the shareholders would come from the share premium reserve. Under agenda item 2.1, the meeting was asked to approve the transfer of EUR 174 million from the share premium reserve to increase the share capital. EUR 170 million would then be paid out, resulting in a reduction of the paid-up share capital. This was how the mechanism worked. In agenda item 2.2, the meeting was asked to approve a distribution of EUR 170 million from that paid-up share capital to the shareholders. Naturally, item 2.2 on the agenda could only be executed if approval had first been obtained for item 2.1, but that was evident. Nutreco's creditors had two months to file an objection against the reduction of capital. This statutory period was due to expire in the second half of July. The actual repayment date would be set in the first half of August, after which, seven days later, the amount of EUR 5 per share would be paid out. These dates would all be published in the usual media.

The Chairman asked whether there were any questions about this item on the agenda.

Mr Houdijk took the floor and asked when the reference date was on which it was necessary to have the shares in one's possession.

The Chairman replied that in order to be eligible for EUR 5 per share, the date to be published will be taken as the reference date. This would therefore be at the beginning of August. The exact date was yet to be announced.

Mr **Houdijk** asked what the benefit was of the proposed construction.

Mr **C. van Rijn** said that the proposed construction had been chosen simply because it offered the possibility of making tax-free distributions to the shareholders. Distributions may be made free of tax from the share premium reserve. For this reason the share premium reserve first had to be converted into share capital, after which the shareholders can then be repaid.

Mr **Houdijk** asked whether the repayment would take place in the intervening period between agenda items 2.1 and 2.2.

Mr **C. van Rijn** replied that the repayment would not take place for another two months, after the expiry of the term for filing an objection and after receipt of the ministerial approval.

Mr **Houdijk** wondered whether the Dutch Tax and Customs Administration would not raise objections regarding the matter.

Mr **C. van Rijn** said that the Tax and Customs Administration would not say anything about this matter, since it was permissible to make distributions from the share premium reserve free of tax. Nutreco was always in a position to opt for a stock dividend or cash dividend. Stock dividend always came from these share premium reserves. This was, therefore, also a possibility to use these share premium reserves for making distributions free of tax to shareholders. However, the stock dividend option had not been chosen on this occasion, since it was Nutreco's intention to repay the shareholders in cash.

Mr **Houdijk** said that Nutreco was making a series of tremendous investments with its acquisitions. He wondered whether it would not be wiser to use the money to make more acquisitions rather than paying it out to the shareholders.

Mr **C. van Rijn** replied that a return of 3.5% was insufficient. Shareholders can earn the same return on their online savings accounts and that was not why shareholders invested in Nutreco.

Mr **Bouter** then took the floor. He said that the share premium reserve, from which the distribution would be made, would first disappear, or would at least be heavily reduced. He said that the distribution would not be made until the second phase of the operation.

Mr **C. van Rijn** added that this was also possible because it was permissible to make repayments from share capital provided there was sufficient capital. At the moment, the share capital was EUR 8 million, and that was insufficient to make a pay-out of 170 million.

For this reason it was necessary to first increase the share capital using the share premium reserve, after which the EUR 170 million would be repaid to the shareholders.

Mr **Bouter** wondered whether a repayment directly from the share premium reserve would not have been possible.

Mr **C. van Rijn** replied that a repayment was being made from the share capital because this was tax-free. It made no difference to the shareholders, since it involved a "one split second" accounting exercise.

Mr **Bouter** said that, from an accounting perspective, the share capital was being increased. At the moment the share capital is increased, there is a lack of sufficient paid-up shares. He wondered whether new shares would also be issued.

Mr **C. van Rijn** explained that the nominal value was now EUR 0.24. This nominal value would then be increased to EUR 5.24. The one would therefore increase in line with the other.

Mr **Bouter** asked another question about the sequence of events. He said that, as he originally understood it, the first amendment first had to be implemented and then one had to wait and see whether there would be any objection. Now, he is led to understand that one must first wait to see whether any objection materialises before proceeding to amend the Articles of Association. He wondered whether this was indeed the correct sequence.

Mr **C. van Rijn** said that approval was first needed for the repayment of the share capital.

Mr **Bouter** then asked whether this objection is made against a proposed amendment of the Articles of Association or against an amendment of the Articles of Association once it has been executed.

Mr **B. Verwilghen** took the floor and said that the objection in question was not an objection against an amendment of the Articles of Association, but against the intention to reduce the capital.

Mr **Bouter** asked whether both amendments of the Articles of Association could be executed successively, a quarter of an hour after one another.

Mr **B. Verwilghen** said that this would indeed be possible. The capital increase would be implemented as soon as the period for making an objection against the capital reduction had fully expired and then the two instruments would be executed immediately after one another following the close of trading on a day to be further determined.

Mr **Bouter** then made a further remark about the explanatory notes. In order to avoid any problems in connection with voting rights, the proposed increase and reduction would take place on the same day. This meant that those shares, at least for that quarter of an hour, would remain in the same hands. He understood that further re-purchases were not possible any more, but asked whether the Minister might have the intention of relaxing matters in this respect as well.

Mr **C. van Rijn** said that the situation in this regard had become somewhat clearer in the meantime. He said that it was possible to do this via the so-called second trading line. It had since become clear that this had led to long and drawn-out processes, citing the case of KPN as an example. In the case of shares for companies such as Nutreco in particular, with such shares being quite different to shares for companies like Philips or KPN, it would take a very long time to achieve such a situation. Additionally, there was a great deal of uncertainty about this option at the time it was decided to make a repayment. For this reason it had been decided to opt for the safe course.

The **Chairman** summarised the whole issue by saying that Nutreco had generated a lot of money for itself through the sale of various activities. This had been followed by several acquisitions which had been made with the aim of supplementing the company's core activities once again. A superdividend had then been distributed, with some funds still remaining in the reserves. It had then become apparent that it would still be possible to pay out EUR 170 million to the shareholders. Nutreco had a very transparent strategy. It was possible to show precisely what activities Nutreco was engaged in and how much money Nutreco thought it needed to pursue those activities. As there was money left over, Nutreco intended to distribute it. Fortunately, Nutreco still had considerable share premium reserves, EUR 220 million, and these offered an ideal manner of making a repayment to the shareholders free of tax.

Mr **Houdijk** responded by stating that it was possible to establish that Nutreco was a highly successful company and he believed that the shareholders owed a great deal of thanks to the Executive Board, as well as to the employees around the world.

The Chairman thanked Mr **Houdijk**. He said that Nutreco had adapted its business model in time. The sale of Marine Harvest had been a fantastic deal, and Nutreco was now also pursuing some very interesting acquisitions.

Mr **Houdijk** then wondered, in the light of the acquisition of a part of BASF, whether BASF was a chemicals group, since BASF was located on an industrial site near Antwerp.

Mr C. van Rijn replied that there were many product groups and that the premix product group would become one of them. Nutreco had to focus more on a number of product groups. BASF had decided to dispose of its premix activities and to discontinue all operations in this regard. Additionally, BASF had a very broad product portfolio, which included plastics and pharmaceutical products, for example. Nutreco had only acquired a small part of BASF.

As there were no further questions, **the Chairman** asked the shareholders to move to a vote. **The Chairman** explained that no voting sets would be used and first asked, therefore, whether anyone wished to vote against agenda items 2.1 and 2.2. **The Chairman** observed that there were no votes against the aforementioned agenda items. The Chairman then asked whether there were any abstentions. Mr **C. van Rijn** said that he held a proxy for 136 abstentions.

After noting the abstentions, **the Chairman** announced that agenda items 2.1 and 2.2 had been adopted by a huge majority. He repeated that an announcement would be made some time in early August regarding the precise date on which the distribution would be made. **The Chairman** asked whether there were any further questions.

Mr **Houdijk** took the floor and said that he had one more question. He asked **the Chairman** to repeat the number of voting shares and whether these shares were present at this meeting.

The Chairman explained that not all these shares were present at this meeting. Voting proxies had also been given. **The Chairman** said that, including the voting proxies, 14,407,562 shares were represented at this meeting.

Mr **B. Verwilghen** added that he believed that approximately 99.5% of these voting shares were represented through voting proxies and that the rest were represented personally at this meeting.

The Chairman said that, in total, 23.4% of all shares issued were represented, which he thought was a good representation.

Mr **Houdijk** asked whether this percentage could not have been achieved at the Annual General Meeting of Shareholders.

The Chairman replied that at the Annual General Meeting of Shareholders, 50% of all shares issued were not represented, which percentage was needed to put the resolutions to a vote. This percentage was not required for this meeting. In this meeting, two-thirds of the votes cast were nonetheless required to pass lawful resolutions on item 2.2 on the agenda.

Mrs **Houdijk** asked how long it would take until the share premium reserve was topped up once again.

Mr **C. van Rijn** replied that the share premium reserve would only be filled in the event that new shares were issued. There were no plans at the present time to issue new shares. The acquisitions which Nutreco had made could be financed from the normal bank loans. If any further steps were to be taken at any time which would mean that funding could no longer be provided through a bank loan, then shares would have to be issued and the share premium reserve would be filled. But there were no plans to do this at the present time.

The Chairman added that the share premium reserve was simply a way of making the distribution in a tax-efficient manner. The question of whether more money would be repaid to the shareholders would have to be answered in the negative at this moment. The money that could be repaid would be repaid. For this reason there was no likelihood of even more money being distributed unless Nutreco were to sell interests again in the future and make fewer acquisitions. This was not Nutreco's policy, however. Nutreco was now truly focusing more on growth, so it was unlikely that a further, additional distribution would be made.

Mrs **Houdijk** asked whether a rise in the Nutreco share price would follow.

The Chairman replied that he hoped that the acquisitions which Nutreco had made would be reflected in the share price. If more people were to be interested in buying Nutreco shares then the share price would go up.

The Chairman observed that there were no more questions and thanked all those present for attending and for their interest in this Extraordinary General Meeting of Shareholders of Nutreco Holding N.V.

3. Closing

The Chairman closed the meeting at 02.45 p.m.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary

Nutreco Holding N.V.

Extraordinary General Meeting of Shareholders



Trouw Nutrition International
Skretting
Hendrix
Nanta
Grupo Sada
Ingafood

Boxmeer I 24 May 2007

nutreco

NUTRECO HOLDING N.V.
Extraordinary General Meeting of Shareholders
24 May 2007

1. Opening

nutreco

NUTRECO HOLDING N.V.
Extraordinary General Meeting of Shareholders
24 May 2007

2. Share capital – Amendments of the Articles of Association

Proposal regarding capital repayment of EUR 5 per share

nutreco

Context optimisation capital structure 2007

- Objective Strategy 'Rebalancing for Growth' 2004 :
  - Re-allocation capital employed to less volatile activities
    - Capital employed in animal nutrition and fish feed will increase from 1/3 to 2/3 of the total capital employed
- Status April 2007:
  - Capital employed animal nutrition and fish feed is 90% of total capital employed

nutreco

"Rebalancing for Growth" – since 2004

- Divestments since announcement "RfG" in 2004:
  - Hendrix Meat Group, Pingo Poultry, Marine Harvest and Euribrid with a total sales of approx. EUR 1.4 billion
  - Total proceeds around EUR 1.2 billion
- Acquisitions since 2004:
  - Mexico, India, China, Russia, Sloten Groep, BASF and MLAN
  - Total sales approx. EUR 800 million
  - Total acquisition amount approx. EUR 450 million
- Super dividend and total share buy back EUR 425 million
- Ultimo 2006: Equity EUR 750 million, Net cash EUR 237 million

nutreco

Focus on growth and efficient capital structure

- To full focus on growth in Animal Nutrition and fish feed
  - Organic growth (expansion capex)
  - Growth through acquisitions in emerging markets and in the largest feed producing regions North-America and Europe
  - Take-over candidates with combined sales over EUR 1 billion
- Create shareholder value by using financial room
- Analysis of several growth scenario's indicate there is sufficient financial room to:
  - Significant investments in acquisitions and organic growth
  - An extra cash return to holders of ordinary shares

nutreco

Assumption is a solid balance sheet

- **Desired capital structure**
  - Based on interests several stakeholders
  - Netto debt / equity ≈ 100%
  - Netto debt / EBITDA ≤ 3
- **Net cash position**
  - Return of 3.5% creates no shareholdervalue
  - Offers the opportunity to execute growth strategy
- **Next step to desired capital structure**
  - Repayment of approximately EUR 170 million
  - Retainment financial power
  - Increase return on equity

nutreco

Tax consequences of alternatives

- **Normal dividends and super dividends:**
  - 15% dividend withholding tax unless tax exemption applies
  - Tax exemption applies not for all shareholders
- **Buy back shares:**
  - Buy back programme of approximately EUR 15 million
  - Utilise of remaining fiscal free facility under article 4c
- **Capital reduction:**
  - No dividend withholding taxes payable
  - Possibilities limited by the amount of share premium account (EUR 224 million as of 1 Januari 2007)

nutreco

Objective agenda item 2

- **Further optimisation capital structure by means of:**
  - Repayment of EUR 5 per ordinary share
  - Tax efficient and shareholder friendly

		agenda item	agenda item
	1-1-2007	2.1	2.2
Issued en paid-up share capital	**8**	**182**	**8**
Share premium account	**224**	**50**	**54**
Other reserves	**513**	**513**	**513**
Minority interest	**5**	**5**	**5**
Total equity	**750**	**750**	**580**

nutreco

Agenda item 2.1
(Amendment of Articles of Association)

- **Increase of nominal value of all outstanding ordinary shares from EUR 0.24 naar EUR 5.24 ('step 1')**
  - Increase of issued and paid-up share capital with EUR 174 million (34,868,682 shares times EUR 5.00) debited to the share premium reserve
  - Subject to approval of agenda item 2.2

nutreco

Agenda item 2.2 (Amendment of Articles of Association)

- **Reduction of nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 by repayment of EUR 5 per share ('step 2')**
  - Repayment of EUR 5 per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company (reduction of issued and paid-up share capital with approximately EUR 170 million)
  - Crediting to the share premium reserve of the repayment on shares held by the Company* (approximately EUR 4 million)
  - Subject to approval of agenda item 2.1

* As of 1 January 2007 the Company held 962,376 shares in treasury

nutreco

Other conditions to agenda item 2.2

- **Ministerial declaration of no objection:**
  - As applicable for all amendments to Articles of Association
- **No objections from creditors:**
  - As required under provisions of article 2:100 Civil Code
  - Resistance period of 2 months

nutreco

Indicative time frame

2nd half of July 2007:

- End of creditor resistance period (article 2:100 Civil Code)
- Publication of execution date Amendment Articles of Association and of date of payment

1st half of Augustus 2007 ('ex date'):

- Amendment Articles of Association (increase nominal value immediately followed by decrease of nominal value)
- Determination of shareholders that are entitled to payment of EUR 5 per ordinary share
- 'ex date' plus 7 days: payment of EUR 5 per ordinary share

nutreco

NUTRECO HOLDING N.V.
Extraordinary General Meeting of Shareholders
24 May 2007

3. Closing

nutreco

Nutreco Holding N.V.

Extraordinary General Meeting of Shareholders


Trouw Nutrition International
Skretting
Hendrix
Nanta
Grupo Sada
Ingafood

Boxmeer I 24 May 2007

nutreco

nutreco

Free translation

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Tuesday, April 15, 2008 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee for the financial year 2007 (information)
3. Report of the Executive Board for the financial year 2007 (information)
4. Annual Accounts 2007
   - 4.1 Adoption of the Annual Accounts (resolution)
   - 4.2 Dividend proposal (resolution)
5. Corporate Governance: summary of the Corporate Governance policy (information)
6. Discharge
   - 6.1 Discharge of the Executive Board for the conduct of the business (resolution)
   - 6.2 Discharge of the Supervisory Board for its supervisory duties (resolution)
7. Remuneration
   - 7.1 Executive Board: vesting of the performance shares granted in 2006 (information)
   - 7.2 Executive Board: introduction of a new salary peer group (resolution)
8. Appointment of KPMG Accountants N.V. as external auditor (resolution)
9. Proposal to use English as the sole language for the publication of the Annual Report, the Annual Accounts and of the other regulated information over the year 2008 and following (resolution)
10. Authorisation to issue shares and to restrict or to exclude pre-emption rights
    - 10.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe for shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (resolution)
    - 10.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months (resolution)

11. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares
    11.1 Authorisation of the Executive Board - subject to the approval of the Supervisory Board - to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months (resolution)
    11.2 Proposal to cancel Cumulative Preference A shares (resolution)
12. Communications and questions
13. Closing

The agenda with explanatory notes and the annual report and the accounts over 2007 are available as from today at the offices of Rabo Securities N.V., Croeselaan 18, Utrecht and at the Company's offices, Veerstraat 38, Boxmeer. Upon request to Rabo Securities HBK (fax: +31 30 216 3119) or to Nutreco Holding N.V. (e-mail: ava@nutreco.com; telephone: +31 33 422 6120) these documents will be sent free of charge. These documents are also available via the internet on www.nutreco.com.

The purpose of the proposal of agenda item 11.2 is to cancel the Cumulative Preference A shares which would be acquired by the Company, in order to reduce the issued share capital of the Company accordingly. The share capital reduction will be achieved through a cancellation of own Cumulative Preference A shares in accordance with the requirements of the law and the Articles of Association.

Registration Date

The Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who, on **March 25, 2008** ("Registration Date"), and including all additions and deletions per such date, are registered in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission

Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities N.V., Croeselaan 18 at Utrecht (The Netherlands)** (fax: +31 30 216 3119) on **April 8, 2008 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned was registered with their administration on the Registration Date.

Holders of bearer shares who have notified their attendance according to the abovementioned procedure shall receive confirmation of registration affording such shareholder access to the meeting. Should a shareholder not receive such confirmation of registration in time, then the shareholder (or its proxyholder) should turn to the registration desk with a valid identification, following which access to the meeting will be granted upon confirmation of the data listed in the registration list held by the Company.

Attendees whose rights derive from **nominative shares** have to notify their attendance according to the notification letter they received.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **April 8, 2008** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Proxy forms are available at the Company's offices and on the website (www.nutreco.com).

Attendees may be requested to show proof of identity.

Proxyholders representing different shareholders who received voting instructions requiring them to vote in a different sense for the shares represented by them (in favour, against, abstention) are kindly requested to contact the secretariat of the Company (ava@nutreco.com; telephone: +31 33 422 6120) on Tuesday, **April 8, 2008** at the latest to enable a smooth administration of said instructions.

Amersfoort, March 17, 2008

The Executive Board

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on April 15, 2008 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee for the financial year 2007 (information)

3. Report of the Executive Board for the financial year 2007 (information)

4. Annual Accounts 2007
   4.1 Adoption of the Annual Accounts (resolution)
   4.2 Dividend proposal (resolution – see explanatory note)

5. Corporate Governance: summary of the Corporate Governance policy (information – see explanatory note)

6. Discharge
   6.1 Discharge of the Executive Board for the conduct of the business (resolution)
   6.2 Discharge of the Supervisory Board for its supervisory duties (resolution)

7. Remuneration
   7.1 Executive Board: vesting of the performance shares granted in 2006 (information – see explanatory note)
   7.2 Executive Board: introduction of a new salary peer group (resolution – see explanatory note)

8. Appointment of KPMG Accountants N.V. as external auditor (resolution – see explanatory note)

9. Proposal to use English as the sole language for the publication of the Annual Report, the Annual Accounts and of the other regulated information over the year 2008 and following (resolution – see explanatory note)

10. Authorisation to issue shares and to restrict or to exclude pre-emption rights
    10.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe for shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)
    10.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)

11. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares
    11.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)
    11.2 Proposal to cancel Cumulative Preference A shares (resolution – see explanatory note)

12. Communications and questions

13. Closing

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend proposal

In accordance with the dividend policy as approved at the Annual General Meeting of Shareholders ('AGM') of 2006, a total dividend of EUR 1.64 per ordinary share is proposed of the net result of the Company's continuing operations, realised in the period January 1, 2007 through December 31, 2007, attributable to holders of ordinary shares, excluding impairment and book gains and losses on disposals (2006: EUR 1.60). The pay out amounts to 45% (2006: 45%). Of this total dividend of EUR 1.64 per ordinary share, the Company already distributed as interim dividend an amount of EUR 0.35 per ordinary share in August 2007. The final dividend amounts EUR 1.29 per ordinary share. The ex-dividend date will be April 17, 2008.

In accordance with article 30.2 of the Company's Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the final dividend of EUR 1.29 per ordinary share, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The conversion ratio will be determined on May 2, 2008 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. April 29 and 30 and May 2, 2008. Both the cash and stock dividends will be put at the shareholders' disposal on May 8, 2008. The value of the stock dividend will be (approximately) equal to the cash dividend. Shares required for the stock dividend have been or will be purchased by the Company. These new ordinary shares will be entitled to dividend over the year 2008 and following.

EXPLANATORY NOTE TO AGENDA ITEM 5

Corporate Governance: summary of the Corporate Governance policy

Reference is made to the Corporate Governance chapter which is included in the 2007 Annual Report on p. 50 to 64 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code.

EXPLANATORY NOTE TO AGENDA ITEM 7

Remuneration

7.1 Executive Board - vesting of the performance shares granted in 2006

At the AGM of May 18, 2006 a proposal for an interim Long Term Incentive plan 2006 for the Executive Board was adopted. Under this plan, 30,000 performance shares were granted to the CEO and 20,000 to each of the COO and the CFO. It was further agreed that the Supervisory Board would report on the eventual vesting of the said performance shares at the AGM of 2008.
Reference is made to pages 58 and 59 of the Corporate Governance chapter in the Annual Report 2007 where explanation is given on the actual performance against the performance targets set in 2006 as a consequence of which the Supervisory Board, upon recommendation by the Remuneration Committee, will, effective May 18, 2008, resolve to the vesting of the performance shares granted under the interim Long Term Incentive plan 2006. A five year lock-up restriction will apply till May 18, 2013, with an allowance to sell shares to satisfy tax obligations resulting from the vesting of the performance shares.

7.2 Executive Board – introduction of a new salary peer group

The Company's policy concerning remuneration of the Executive Board is to remunerate at the median of the market. A group of comparable companies (peer group) was defined on the basis of which the salary of the Executive Board is determined. Since its approval at the AGM of 2005, as adjusted at the AGM of 2006, this peer group consists of a mix of the following eleven companies: Corporate Express, CSM, Hagemeijer, Océ, Numico, Randstad, Stork, Vedior, SBM Offshore, Wessanen and Wolters Kluwer. A number of the companies of this peer group, however, is no longer listed, or is the subject of a take-over bid.
The proposal is to define the salary peer group as a group consisting of the lowest 7 companies of the AEX index and the top 8 companies of the AMX index as such indices are published by Euronext Amsterdam N.V. from time to time, without mentioning the companies concerned by name. Based on this new peer group, on a yearly basis and for the first time in 2009, the median will be defined in order to determine the salary of the Executive Board.

EXPLANATORY NOTE TO AGENDA ITEM 8

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the Company's policy to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company until the closure of the accounting year 2009.

EXPLANATORY NOTE TO AGENDA ITEM 9

Proposal to use English as the sole language for the publication of the Annual Report, the Annual Accounts and the other regulated information over the year 2008 and following

The publication of the Annual Report and of the Annual Accounts in Dutch and in English means a heavy administrative and financial burden for the Company. Nutreco is operating worldwide, share ownership is international and English is generally accepted as the language in international trade.

It is therefore proposed to approve a resolution allowing the Company, effective 2009 over the reporting year 2008, to use English only as the language for the publication of the Annual Report, of the Annual Accounts and of the other regulated information such as the half year financial reporting.

EXPLANATORY NOTE TO AGENDA ITEM 10

Authorisation to issue shares and to restrict or to exclude pre-emption rights

10.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe for shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to authorise the Executive Board, subject to the approval of the Supervisory Board, to issue shares up to the maximum number of shares of the Company's authorised share capital and to grant rights to subscribe for shares. With regard to the issue of ordinary shares, the authorisation will be limited to 10% of the issued ordinary shares, as at the time of this authorisation, which percentage will be increased to 20% in case of mergers and acquisitions. This authorisation is requested amongst others to allow the Executive Board to react in a timely way with regard to the financing of the Company.
The period of the requested authorisation is 18 months, in accordance with the current Corporate Governance practice, starting after approval of the proposed resolution.

10.2 Proposal to designate the Executive Board – as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

In accordance with article 9 of the Company's Articles of Association it is proposed to designate the Executive Board as the corporate body authorised, subject to the approval of the Supervisory Board, to restrict or to exclude pre-emption rights in connection with the issue of shares in accordance with article 96, Book 2 of the Dutch Civil Code. As it is the case for the proposal referred to under agenda item 10.1, the designation is limited to a period of 18 months.

In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a simple majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 11

Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

11.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to authorise the Executive Board, subject to the approval of the Supervisory Board, and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the Company's issued share capital.
With regard to the ordinary shares, the mandate is requested to acquire ordinary shares at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on Euronext Amsterdam N.V.'s stock exchange during the five trading days prior to the acquisition. This authorisation to buy back shares provides the Executive Board, with the approval of the Supervisory Board, the required flexibility to fulfil its obligations deriving from employment related share plans or for other purposes.
With regard to the Cumulative Preference A shares, the mandate is requested to acquire Cumulative Preference A shares at a price per Cumulative Preference A share between the nominal value of the Cumulative Preference A shares and the intrinsic value increased with the discounted value of the return due, in accordance with article 29.1 of the Company's Articles of Association, till December 30, 2010 and with the costs related to the buy back.
The period of the requested authorisation is 18 months, starting after approval of the proposed resolution.

11.2 Proposal to cancel Cumulative Preference A shares

If and to the extent Cumulative Preference A shares have been acquired in accordance with agenda item 11.1, the approval is sought to cancel such acquired Cumulative Preference A shares in accordance with the law and with article 11 of the Company's Articles of Association and in doing so, to reduce the issued capital of the Company.

In accordance with article 11 of the Company's Articles of Association, the General Meeting of holders of Cumulative Preference A shares will be requested prior to the AGM of 2008, to grant its approval to the proposal to cancel Cumulative Preference A shares. The cancellation of Cumulative Preference A shares will become effective after filing of the proposal with the Chamber of Commerce and two months having elapsed following the publication of the resolution to cancel Cumulative Preference A shares in a national newspaper subject to no opposition having been lodged by creditors within said period.

Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 15 April 2008 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 15 April 2008:	34,868,682
Ordinary shares present or represented:	10,648,053
Percentage	30.5%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 15 April 2008:	6,241,500
CumPref A shares present or represented:	6,241,500
Percentage	100%
Total present/represented shares	16,889,553
Percentage	41%

Resolutions

At the Annual General Meeting of Shareholders of 15 April 2008 resolutions were adopted as indicated below with regard to the following agenda items:

4. Annual Accounts 2007
   - 4.1 Determination of the Annual Accounts
     In favour: 16,025,921
     Against: 1
     Abstention: 177,134
   - 4.2 Dividend proposal
     In favour: 16,741,844
     Against: 387
     Abstention: 470

6. Discharge
   - 6.1 Discharge of the Executive Board for the conduct of the business
     In favour: 15,961,395
     Against: 146
     Abstention: 98,754
   - 6.2 Discharge of the Supervisory Board for its supervisory duties
     In favour: 16,547,176
     Against: 695
     Abstention: 194,653

7. Remuneration
   7.2 Executive Board: introduction of a new salary peer group

In favour:	12,829,388
Against:	2,323
Abstention:	3,910,598

8. Appointment of KPMG Accountants N.V. as external auditor

In favour:	16,738,044
Against:	2,028
Abstention:	1,203

9. Proposal to use English as the sole language for the publication of the Annual Report, the Annual Accounts and of the other regulated information over the year 2008 and following

In favour:	16,733,791
Against:	7,016
Abstention:	1,552

10. Authorisation to issue shares and to restrict or to exclude pre-emption rights
   10.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe for shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In favour:	12,524,533
Against:	4,218,293
Abstention:	87

   10.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

In favour:	12,441,924
Against:	4,299,750
Abstention:	680

In order for this proposal to be approved, a majority of at least 2/3 (11,161,428 votes) is required if less than 50% of the issued share capital is represented at the meeting.

11. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

11.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

In favour:	16,739,558
Against:	996
Abstention:	507

11.2 Proposal to cancel Cumulative Preference A shares

In favour:	16,738,303
Against:	806
Abstention:	810

In order for this proposal to be approved, a majority of at least 2/3 (11,158,830 votes) is required if less than 50% of the issued share capital is represented at the meeting.

No resolutions were needed with regard to the other agenda items.

(free translation)

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

NUTRECO HOLDING N.V.

Interim dividend 2007

The Executive Board has fixed the interim dividend payable to holders of ordinary shares for the period from January 1, 2007 up to and including June 30, 2007 at EUR 0.35 per share.

The interim dividend can be paid out either entirely in cash, after deduction of 15% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

The conversion ratio will be determined on August 17, 2007 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. August 15, 16 and 17, 2007. Both the cash and stock dividends will be put at the shareholders' disposal on August 23, 2007. The value of the stock dividend will be (approximately) equal to the cash dividend.

The new ordinary shares are entitled to the final dividend for 2007 and dividend for the subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

August 3, 2007:	ex dividend quotation;
August 3 - August 17, 2007:	choice period: cash or stock dividend
August 7, 2007:	record date
August 17, 2007:	determination interim stock dividend (after close trading)
August 23, 2007:	dividend payment in cash and delivery of ordinary shares.

Shareholders who wish to receive payment of the interim dividend in ordinary shares should notify Rabo Securities, Croeselaan 18, Utrecht (325ISS2) (fax: +31 30 216 3119) via their bank or broker. If no choice is made known the interim dividend will be paid out to shareholders in cash, after deduction of 15% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including August 17, 2007 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, August 2, 2007

The Executive Board

(free translation)

Nutreco Holding N.V.

Repayment of EUR 5 net to holders of ordinary shares

At the Extraordinary General Meeting of Shareholders held on 24 May 2007, the proposal was approved to amend the articles of association to increase the nominal value of ordinary shares with EUR 5, followed by an amendment of the articles of association to reduce the nominal value of ordinary shares with EUR 5 with the aim to repay EUR 5 net in cash to holders of ordinary shares.

The required declarations of non-objection concerning the aforementioned amendments of the articles of association have been granted. In addition, no opposition was notified against the resolution to reduce the nominal value of ordinary shares.

The agenda for the repayment of the amount of EUR 5 net per ordinary share is as follows:

24 August 2007:	reference date – all shareholders holding ordinary shares on that date at 05.30 p.m. Dutch time will qualify for the repayment of EUR 5 net per ordinary share
24 August 2007:	after closing of the stock exchange: notarial deeds stating the share capital increase and the share capital decrease
27 August 2007:	ex date
29 August 2007:	record date
31 August 2007:	payment of EUR 5 net to holders of ordinary shares

Amersfoort, 3 August 2007

The Executive Board

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

(free translation)

NUTRECO HOLDING N.V.

2007 Dividend

At the Annual General Meeting of Shareholders, held on 15 April 2008, the dividend due to holders of ordinary shares for the 2007 financial year was fixed at EUR 1.64 per share. After deduction of the interim dividend of EUR 0.34, which was paid out in August 2007, the final dividend amounts to EUR 1.29 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 15% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

The conversion ratio will be determined on 2 May 2008 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. 29 and 30 April and 2 May 2008. Both the cash and stock dividends will be put at the shareholders' disposal on 8 May 2008. The value of the stock dividend will be (approximately) equal to the cash dividend.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

17 April 2008:	ex dividend quotation;
17 April – 2 May 2008	decision period;
21 April 2008:	record date
2 May 2008:	determination final stock dividend (after close trading)
8 May 2008:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to Rabo Securities, Croeselaan 28, Utrecht, The Netherlands (325ISS2). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 15% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 2 May 2008 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, 16 April 2008

The Executive Board

(free translation)

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

NUTRECO HOLDING N.V.

Interim dividend 2008

The Executive Board has determined the interim dividend payable to holders of ordinary shares for the period from January 1, 2008 up to and including June 30, 2008 at EUR 0.40 per share.

The interim dividend can be paid out either entirely in cash, after deduction of 15% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

The conversion ratio will be determined on August 15, 2008 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. August 13, 14 and 15, 2008. Both the cash and stock dividends will be put at the shareholders' disposal on August 21, 2008. The value of the stock dividend will be (approximately) equal to the cash dividend.

The new ordinary shares are entitled to the final dividend for 2008 and dividend for the subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

August 1, 2008:	ex dividend quotation;
August 1 – August 15, 2008:	choice period: cash or stock dividend
August 5, 2008:	record date
August 15, 2008:	determination interim stock dividend (after close trading)
August 21, 2008:	dividend payment in cash and delivery of ordinary shares.

Shareholders who wish to receive payment of the interim dividend in ordinary shares should notify Rabo Securities, Croeselaan 18, Utrecht (325ISS2) (fax: +31 30 213 0405) via their bank or broker. If no choice is made known the interim dividend will be paid out to shareholders in cash, after deduction of 15% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including August 15, 2008 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, July 31, 2008

The Executive Board

nutreco

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 1 June 2007

Nutreco acquires remaining 40% shares in Tenusa Trouw Nutrition Mexico

Nutreco Holding N.V. announced today that it has acquired the remaining 40% shares in Tenusa Trouw Nutrition Mexico. With the acquisition of a majority stake in the family-owned Mexican premix and speciality feed company Tenusa in 2005, parties agreed that Nutreco would gain full ownership within a defined period.

Juergen Steinemann, Chief Operating Officer of Nutreco, noted that "gaining 100% ownership enables Nutreco to optimize the integration process with the activities of BASF Mexico. Furthermore it creates the opportunity to make further strategic steps concerning the growth in the North-American Free Trade Agreement (NAFTA) markets".

Tenusa Trouw Nutrition Mexico has a leading market position in the Mexican premix and speciality feed market. This position will be strengthened by the recently announced acquisition of BASF Mexico which makes Nutreco the number two in the Mexican market; the fifth largest feed producing region in the world. Tenusa Trouw Nutrition including BASF Mexico has 3 production facilities and revenues of around EUR 40 million.

This next step fits well in Nutreco's growth objectives for its core business. The animal nutrition market in the NAFTA countries is the largest in the world and it has been a long standing ambition of Nutreco to increase its presence in this important market. Nutreco's growth strategy in animal nutrition focuses on capturing strong market positions in nine countries where Nutreco is already active: Brazil, Canada, China, Germany, India, Poland, Mexico, Russia and the United States.

Since the announcement of the 'Rebalancing for Growth' strategy, Nutreco has acquired animal nutrition and fish feed businesses in Canada, Japan, Mexico, Russia, China, India, Poland, UK, Indonesia, Guatemala, Italy and the USA. In Brazil, Nutreco established a new feed specialities production facility.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Sigrid van Amerongen, Manager Corporate Communication, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 45
Mobile: +31 (0)6 51 32 76 39
E-mail: sigrid.van.amerongen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 4 June 2007

Nutreco completes sale of Euribrid to Hendrix Genetics

Nutreco Holding N.V. and Hendrix Genetics B.V. have completed the sale of the animal breeding activities "Euribrid", including its related Animal Breeding Research Centre, to Hendrix Genetics. The selling price is EUR 47.5 million excluding normal closing adjustments. A part of the selling price will be paid in terms. The net proceeds after deduction of costs and other charges connected with the transaction are in excess of book value.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Sigrid van Amerongen, Manager Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 45
Mobile: +31 (0)6 51 32 76 39
E-mail: sigrid.van.amerongen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

RECEIVED

2008 JUL 11 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 26 June 2007

Nutreco invests EUR 24 million in expansion fish feed production capacity in Norway

Nutreco's fish feed business 'Skretting' announced today that it will invest EUR 24 million in production capacity expansion of the Averoy fish feed plant in Midwest Norway. With this investment Skretting meets future market demands for quality fish feed from the international aquaculture industry, the world's fastest growing food sector.

A new warehouse for final products, improved port facilities and extra storage for raw materials will improve logistics and enhance efficiency. New production technology will create more feed development possibilities with support from Skretting's global research facility ARC in Norway.

Up to June 2008, the production capacity will be increased with 60.000 tons to 240,000 tons. In addition to this EUR 24 million investment, Skretting considers to increase the capacity with another 100,000 tons after June 2008.

The investment in the Averoy plant follows the upgrading of Skretting's fish feed plant in Stavanger earlier this year. Skretting Norway, with three production plants in total, will cross the 500,000 tons annual production by June next year.

Skretting is the global leading player in the salmon feed market and has 15 production facilities in the major fish farming regions in Europe, the America's, Asia and Australia.
In 2006, Skretting produced approximately 1.3 million tons of feed for more than 50 different species of farmed fish. Three quarters of this volume in extruded dry fish feed was destined for salmon and sea trout, about 25% represents feed for other fish species like trout, sea bass, sea bream, turbot, yellow tail, barramundi, eel and cod.

*****

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

RECEIVED

2009 AUG 11 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 23 July 2007

Nutreco finalises the acquisition of the Canadian Animal Nutrition business from Maple Leaf Foods

Nutreco Holding N.V. has completed the acquisition of Canada's leading animal nutrition business from Maple Leaf Foods Inc. On 22 May 2007 Nutreco announced that it has signed an agreement to acquire this business. As anticipated, part of the completion is the sale of the small Canadian fish feed activity, which has been sold to Cooke Aquaculture Inc.

The acquired business represent sales of approximately CAD 650 million and 2006 earnings before interest and taxes of approximately CAD 47 million, employs over 1,200 people and operates a world-class research and development facility and 18 feed manufacturing facilities across Canada and in New York State.

* * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:

Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor relations:

Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

Amersfoort, 2 August 2007

First-half operating result up 61% on higher animal nutrition and fish feed sales

- **Revenue up 25% to EUR 1,679 million**
    - Organic revenue growth 8%, acquisitions 5%, higher prices (impact raw materials) 13% and exchange effects -1%
- **Operating result from continuing operations EUR 47 million (+61%)**
    - Operating result from continuing operations before exceptional items +34%
    - Increase in operating result before exceptional items on animal nutrition business +49%, reflecting efficiency improvements, higher volumes and acquisitions
    - Like-for-like operating result before exceptional items on fish feed business +18%
- **Earnings per ordinary share from continuing operations EUR 1.07 (+23%)**
    - Interim dividend per ordinary share EUR 0.35 (2006: EUR 0.30)
- **Acquisitions announced with around EUR 600 million annual revenue**
    - BASF premix business in eight countries (partly closed)
    - Maple Leaf Animal Nutrition in Canada (closed 20 July 2007)

Wout Dekker, Nutreco CEO: 'Nutreco had an excellent first half in 2007. Notwithstanding the turbulence on the commodities markets, we posted a substantially higher operating result, driven by the vigorous organic growth in our core activities and excellent contributions from recent acquisitions in China, Russia, India and the Netherlands. The reorganisation of the animal nutrition businesses in Western Europe achieved the efficiency improvements we were seeking. Our aim is to double Nutreco's 2006 operating result by 2010, through organic growth and acquisitions, product innovations and the savings accruing from the Nutreco Sourcing Initiative. The first six months of 2007 show that we are on the right track.'

Key figures
(EUR x million)

Revenue from continuing operations	**1,679.1**	**1,347.3**	**24.6%**
Operating result from continuing operations	**47.1**	**29.3**	**60.8%**
Profit after tax from continuing operations	**37.1**	**30.4**	**22.0%**
Profit after tax from discontinued operations	**3.3**	**405.6**	
Profit for the period attributable to equity holders of Nutreco	**39.6**	**435.4**	
Basic earnings per ordinary share from continuing operations (EUR)	**1.07**	**0.87**	**23.0%**
Interim dividend (EUR)	**0.35**	**0.30**	

No audit performed

Acquisitions and disposals

Nutreco announced on 19 February 2007 that it was acquiring BASF's premix activities in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia. The transaction, which is subject to the approval of the relevant regulator and competition authorities, will probably be completed in most of the countries in the third quarter of 2007. This acquisition is not expected to start contributing to profit in 2007. The total consideration is EUR 60 million including investments, integration and transformation costs. The costs incurred in integrating and transforming these activities are estimated at EUR 8 to 10 million. After integration and reorganisation, it is expected that the former BASF activities will contribute EUR 10 million to Nutreco's operating profit in 2009.

Nutreco announced that it has acquired the remaining 40% shares in Trouw Nutrition Mexico on 1 June 2007. Nutreco completed the sale of the Euribrid breeding business on 4 June 2007. Part of the price of EUR 47.5 million will be paid in instalments. The result after tax up to the date of sale and gain on sale net of tax are included in profit after tax from *'discontinued operations'*.

Nutreco's acquisition of the animal nutrition activities of Maple Leaf Foods Inc. was completed on 20 July 2007. At the request of the competition authorities, the Maple Leaf fish feed activity in Canada was sold to third parties. The total annual revenue generated by the Maple Leaf Foods activities that Nutreco has acquired is around EUR 400 million. These businesses have been operating as Nutreco Canada Inc. since 20 July 2007 and their results will be included as from that date. Nutreco Canada Inc. is expected to generate revenue of around EUR 200 million in 2007 (5 months) and an operating result before depreciation and amortisation (EBITDA) of EUR 14-16 million.

The animal nutrition and fish feed markets are showing an attractive growth, and Nutreco is well placed to benefit from that growth. Dekker: 'The takeover of BASF's animal nutrition businesses in eight countries and the Maple Leaf Foods operations in Canada and the United States has further strengthened our positions in attractive growth markets. Nutreco is a major player with a global presence, and there is plenty of room for more growth in this fragmented market, which turns over about EUR 160 billion a year. New acquisitions are certainly one possibility, but we're also giving priority to stimulating organic growth. The BASF and Maple Leaf animal nutrition businesses will be integrated into the Nutreco organisation, to maximise synergy gains and deploy innovative ideas and best practices to maximum advantage.'

Nutreco Sourcing Initiative

An organisation has now been set up for the Nutreco Sourcing Initiative which will facilitate global purchasing of raw materials and services. We estimate the savings at around EUR 25 million in 2009.

'Feed, Food & Fuel': Expertise is key to meet the challenge

Organic growth will be driven not just by synergy gains accruing from the integration of the new business units and cost savings, but also by innovation programmes. The R&D facilities, which constitute Nutreco's principal centres of expertise, are working with the operating companies to introduce innovative products that offer solutions for the new challenges facing Nutreco's customers all over the world. Dekker: 'In Asia, Latin America and Russia, where there is growing demand for safe and healthy meat and farmed fish, Nutreco will be ready with the products they need. The worsening shortage of raw materials as a result of the usage for bio fuels is presenting us with major challenges in the North American and European markets. Nutreco's purpose here is to develop new products from protein-containing by-products of the biofuel industry, based on its expertise in the usage of residues and by-products from the food industry. This vital issue was discussed at length at Nutreco's AgriVision conference 'Balance the Challenge' in June in Noordwijk (Netherlands), where the principal challenges facing the global meat and animal nutrition markets were debated by some 340 participants from 33 countries.'

NOTES ON FINANCIAL RESULTS

Revenue

Revenue from Nutreco's continuing operations amounted to EUR 1,679.1 million in the first half of 2007, a like-for-like increase of EUR 331.8 million (24.6%) compared with 2006. Of this increase, organic growth accounted for 8 % and acquisitions contributed 5%, 13% consisted of price effects including the on-charging of higher raw material prices by the animal nutrition and fish feed businesses. The exchange effect was minimal, at –1%.

Operating result

The operating result from continuing operations including exceptional items was 60.8% higher at EUR 47.1 million (2006: EUR 29.3 million). The operating result from continuing operations excluding exceptional items was 33.9% higher at EUR 49.0 million (2006: EUR 36.6 million).

The operating result from the core activities of animal nutrition and fish feed was higher than in 2006. The operating result before exceptional items from the animal nutrition activities was up EUR 30.0 million (+48.5%) compared with 2006, with both compound feed (+30.8%) and premix (+67.3%) posting significantly higher results. These increases were the result of efficiency improvements in Western Europe, higher revenues due to volume growth and the contributions from acquisitions.

The operating result before exceptional items from fish feed was 18.2% higher at EUR 21.4 million, mainly due to sustained growth in the fish farming sector worldwide. In Norway and Chile in particular, sales of salmon feed rose sharply, due to the good conditions afforded by the relatively warm sea temperatures during the winter. Demand for feed for other farmed fish species continued to rise, especially in the Mediterranean region.

The operating result before exceptional items from the meat activities was 4.2% higher at EUR 7.5 million. Despite the higher raw material prices, the Spanish poultry business posted a good result. The result of the Spanish pork meat business fell short of the 2006 figure.

Net financing income

Net financing income from continuing operations amounted to EUR 0.9 million (2006: EUR 4.8 million).

The financial income of EUR 8.4 million (2006: EUR 6.5 million) consisted mainly of interest on the cash position. The financial expenses, amounting to EUR 7.8 million (2006: EUR 9.5 million) consisted mainly of interest paid on the private loan and the dividend of EUR 2.3 million on the cumulative preference shares.

The foreign exchange result for the first half of 2007 was a profit of EUR 0.3 million (2006: EUR 7.8 million, including the release from a reserve for translation differences).

Income tax expense

Income tax expense increased from EUR 4.2 million to EUR 10.9 million. The effective tax rate in 2007 is expected to be 22–23%.

Result after tax from discontinued operations

The result after tax from discontinued operations was EUR 3.3 million. This relates to the net result of the breeding activities up to the date of disposal and the book profit on their disposal.

Profit for the first half-year

The profit for the first half-year attributable to equity holders of Nutreco was EUR 39.6 million, compared with EUR 435.4 million in 2006 (in 2006 this included the book profit on the sale of Marine Harvest). Basic earnings per ordinary share amounted to EUR 1.17 (2006: EUR 12.76).

The profit after tax from continuing operations was 22.0 % higher at EUR 37.1 million (2006: EUR 30.4 million). Earnings per ordinary share from continuing operations were 23.0% higher at EUR 1.07 (2006: EUR 0.87).

Cash position and capital structure

The net cash position on 30 June 2007 was EUR 201.8 million (31 December 2006: EUR 236.6 million). On 24 May 2007, the Extraordinary General Meeting of Shareholders approved a proposed capital repayment by Nutreco Holding N.V. of EUR 5 per ordinary share (approximately EUR 170 million). The payment of EUR 5 per ordinary share will be made in August 2007. The ex-date will be communicated on short notice by means of a press release. No dividend tax will be payable on the distribution. In the first half of 2007, Nutreco repurchased own shares amounting to approximately EUR 16.5 million.

On 20 July 2007, Nutreco completed the acquisition of the animal nutrition activities of Maple Leaf Foods Inc. in Canada for approximately EUR 345 million, of which just over EUR 200 million will be financed with interest-bearing debt. The remainder will be funded from the cash reserves.

The total equity of Nutreco on 30 June 2007 was EUR 752.8 million (31 December 2006: EUR 749.6 million). The capital repayment of EUR 170 million will be charged to shareholders' equity.

Following the super dividend of EUR 314 million and the EUR 50 million share buy-back in 2006, the capital repayment and share buy-back in 2007 represent further progress towards optimising the capital structure. Nutreco considers a capital structure with a debt/equity ratio of around 100% appropriate to the company's new risk profile, with net debt not exceeding three times EBITDA (earnings before interest, tax, depreciation and amortisation).

Interim Dividend

The interim dividend amounts to EUR 0.35 (2006: EUR 0.30) per ordinary share. The dividend will be payable in shares or cash at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 3 August 2007. The conversion ratio will be determined on 17 August 2007 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 15, 16 and 17 August 2007. Both the cash and stock dividends will be placed at the shareholders' disposal on 23 August.

2007 agenda

- Integration of BASF premix activities and Nutreco Canada Inc.
- Further implementation of the Nutreco Sourcing Initiative, which aims to save EUR 25 million on purchases in 2009
- Continued focus on organic growth
- Acquisitions to strengthen Nutreco's positions in animal nutrition and fish feed
- Repayment of EUR 5 net per share in August

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in some 20 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press

Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations

Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

SEGMENT INFORMATION

Animal nutrition

Key figures
(EUR x million)

Revenue (third parties)	772.4	617.8	25.0%
Operating result (before exceptional items)	30.0	20.2	48.5%
Operating margin	3.9%	3.3%	

The animal nutrition segment subdivides into compound feed, premix and speciality feed. The figures for the first half-year for compound feed, premix and speciality feed are analysed below.

Compound feed
Key figures
(EUR x million)

Revenue (third parties)	446.2	378.5	17.9%
Operating result (before exceptional items)	13.6	10.4	30.8%
Operating margin	3.0%	2.7%	

Compound feed revenue was 17.9% up on 2006, of which the on-charging of higher raw material costs in the selling prices accounted for 15%. Volume growth added 2%, mainly due to higher revenue from compound pig feeds. The operating result before exceptional items was 30.8% higher at EUR 13.6 million, partly as a result of the restructuring exercise started in Western Europe in 2006. Nanta, the Spanish compound feed business, maintained its good level of profitability.

Premix and speciality feed
Key figures
(EUR x million)

Revenue (third parties)	326.2	239.3	36.3%
Operating result (before exceptional items)	16.4	9.8	67.3%
Operating margin	5.0%	4.1%	

Trouw Nutrition International (TNI) reported a 36.3% increase in revenue compared with 2006. Acquisitions accounted for most of this increase (28%), volume growth added 6% and higher prices contributed 4%, with a 1% negative exchange effect. Sloten, the speciality feed business acquired in 2006 was the most important contributor to the growth from acquisitions together with the take-overs in India (Nutrikraft) and China (Dejia). Volume was higher especially in speciality feed, but also in the other product segments.

Also the operating result before exceptional items benefited strongly from the contribution of acquisitions, from higher volumes and improvements in the product mix. Another contributory factor was the improved performance in Western Europe as a result of the restructuring undertaken in the past year.

Fish feed

Key figures

(EUR x million)

Revenue (third parties)	499.2	387.4	28.9%
Operating result (before exceptional items)	21.4	18.1	18.2%
Operating margin	4.3%	4.7%	

Fish feed revenue in the first half of 2007 was up 28.9% compared with the same period in 2006. Volume growth accounted for 18% of this growth, higher prices added 14% and there was a 4% negative exchange effect. In Norway and Chile in particular, there was significant growth in salmon feed sales, reflecting the rising demand for farmed salmon. Volume growth in the first half-year was helped by good breeding conditions in the winter, with relatively high sea temperatures. The prices of fish meal and to a lesser extent fish oil, the main raw materials for salmon feed, rose by an average of around 15% in the first half of 2007 compared with 2006. Nutreco is increasingly able to replace these scarce materials with vegetable substitutes without compromising the quality or nutritional value of the end-products. Due to these and other factors, Nutreco was able to maintain its gross margin.

Another factor that contributed to the revenue growth was the higher sales of feed for species other than farmed salmon. These sales, accounting for 23% of total fish feed revenue, were concentrated mainly in the Mediterranean region.

The operating result before exceptional items on the fish feed activities was 18.2% higher compared with 2006. This increase was due not only to the rising demand for fish feed, but also to Nutreco's market position, which enables it to take maximum advantage of economies of scale in purchasing, logistics, production and R&D. The excellent geographical coverage of Nutreco's fish feed activities enables it to grow with the worldwide growth in large-scale fish farming.

To meet the rising market demand for quality fish feed from the international aquaculture sector, Skretting, Nutreco's fish feed division, is investing EUR 24 million in expanding production capacity at the Averøy fish feed plant in western central Norway. New warehouses for end-products, better port facilities and extra storage space for raw materials will improve the logistics process and increase efficiency. More product development opportunities are being created, based on new production technologies, with support from the Aquaculture Research Centre (ARC).

By June 2008, production capacity in Averøy will be increased by 60,000 tonnes to 240,000 tonnes. Skretting is considering supplementing this investment of EUR 24 million with a further 100,000 tonnes increase in production capacity, commencing in June 2008.

The investment in the Averøy plant comes after the capacity expansion at Skretting's fish feed plant in Stavanger earlier this year. Skretting has three production facilities in Norway and, by June next year, will have over 500,000 tonnes of production capacity.

Meat

Key figures

(EUR x million)

Revenue (third parties)	407.5	342.1	19.1%
Operating result (before exceptional items)	7.5	7.2	4.2%
Operating margin	1.8%	2.1%	

The revenue from meat increased 19.1% compared with 2006, of which higher selling prices accounted for 14% and the recovery in demand for poultry products added 5% (demand for poultry products dipped temporarily in the first half of 2006 because of Spanish consumers' concerns about bird flu).

The operating result before exceptional items was 4.2% higher at EUR 7.5 million. Thanks to the cost-plus system introduced in 2006, Nutreco was able to pass on a large proportion of the sharp rise in raw material prices. However, the operating result posted by Ingafood, the pig-farming enterprise, fell short of last year's figure, mainly related to a result on inventories due to IFRS in 2006.

Consolidated income statement

(EUR x million)	1H 2007	1H 2006	Δ%
Revenue	**1,679.1**	**1,347.3**	**24.6%**
Raw materials and consumables used	-1,324.3	-1,032.0	28.3%
Change in fair value of biological assets	-0.7	1.2	
Changes in inventories of finished goods and work in progress	16.1	6.5	147.7%
Gross margin	**370.2**	**323.0**	**14.6%**
Other operating income	4.7	2.5	88.0%
Personnel costs	-168.5	-151.2	11.4%
Depreciation and amortisation expenses	-20.2	-21.1	-4.3%
Impairment of long-lived assets	0.0	0.3	
Other operating expenses	-139.1	-124.2	12.0%
Operating result from *'continuing operations'*	**47.1**	**29.3**	**60.8%**
Financial income	8.4	6.5	29.2%
Financial expenses	-7.8	-9.5	-17.9%
Foreign exchange result	0.3	7.8	
Net financing income	**0.9**	**4.8**	**-81.3%**
Share in results of associates	0.0	0.5	
Result before tax from *'continuing operations'*	**48.0**	**34.6**	
Income tax expense	-10.9	-4.2	159.5%
Result after tax from *'continuing operations'*	**37.1**	**30.4**	**22.0%**
Result after tax from *'discontinued operations'*	0.0	26.4	
Gain on sale from *'discontinued operations', net of tax*	3.3	379.2	
Result after tax from *'discontinued operations'*	**3.3**	**405.6**	
Total result for the period	**40.4**	**436.0**	
Attributable to:			
Equity holders of Nutreco	39.6	435.4	
Minority interest	0.8	0.6	
Total result for the period	**40.4**	**436.0**	
Key figures per share *'continuing operations'*			
Basic earnings per share *'continuing operations' (EUR)*	1.07	0.87	23.0%
Diluted earnings per share *'continuing operations' (EUR)*	1.07	0.87	23.0%
Basic earnings per share *'continuing operations '* before impairment of goodwill *(EUR)*	1.07	0.87	23.0%
Average number of shares outstanding during the period	33,906,996	34,114,537	
Average number of diluted shares outstanding during the period	33,919,932	34,160,455	
Number of shares outstanding as at 30 June	34,000,681	34,454,618	
Key figures per share *(EUR)*			
Basic earnings per share	1.17	12.76	
Diluted earnings per share	1.17	12.74	
Basic earnings per share before impairment of goodwill	1.17	12.76	

Condensed segment reporting

(EUR x million)	1H 2007	1H 2006	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties[1]			
Compound feed[2]	446.2	378.5	17.9%
Premix and speciality feed	326.2	239.3	36.3%
Animal Feed	772.4	617.8	25.0%
Fish feed	499.2	387.4	28.9%
Meat[2]	407.5	342.1	19.1%
Revenues *'continuing operations'*	**1,679.1**	**1,347.3**	**24.6%**
Operating result by segment from *'continuing operations'*[1]			
Compound feed[2]	13.6	10.4	30.8%
Premix and speciality feed	16.4	9.8	67.3%
Animal Feed	30.0	20.2	48.5%
Fish feed	21.4	18.1	18.2%
Meat[2]	7.5	7.2	4.2%
Corporate	-9.9	-8.9	11.2%
Operating result before exceptional items	**49.0**	**36.6**	**33.9%**
Restructuring activities Western Europe	-4.2	-7.3	
Other	2.3	-	
Total exceptional items	**-1.9**	**-7.3**	
Total operating result from *'continuing operations'*	**47.1**	**29.3**	**60.8%**

[1] The sold activities of Euribrid and Trouw Nutrition France are considered as discontinued operations in 2006 and 2007. As a result, the revenues to these activities are considered as third party revenues in both years.
[2] As from 2006, revenue and operating result of sales of pigs and cattle, which are closely linked to the sales of compound feed, have been accounted for in the segment meat (previously in compound feed). Comparative figures for 2006 have been restated (revenue EUR 17.5 million, operating result EUR 0.1 million).

Consolidated balance sheet

(EUR x million)	30 June 2007	31 December 2006
Assets		
Property, plant and equipment	288.3	281.3
Intangible assets	93.1	91.0
Investments in associates	2.0	2.1
Other investments	46.7	34.4
Deferred tax assets	45.3	45.5
Total non-current assets	**475.4**	**454.3**
Inventories	212.4	188.8
Biological assets	55.9	46.5
Income tax receivables	13.4	15.8
Trade and other receivables	468.5	436.8
Cash and cash equivalents	554.2	578.7
Assets classified as held for sale	0.0	78.2
Total current assets	**1,304.4**	**1,344.8**
Total assets	**1,779.8**	**1,799.1**
Issued and paid-up share capital	8.2	8.1
Share premium	210.0	224.3
Hedging reserve	-5.9	-3.3
Retained earnings	482.3	-12.6
Undistributed result	39.6	519.5
Translation reserve	12.4	8.1
Equity attributable to equity holders of Nutreco	**746.6**	**744.1**
Minority interest	6.2	5.5
Total equity	**752.8**	**749.6**
Liabilities		
Interest-bearing loans and borrowings	217.6	249.8
Employee benefits	20.3	21.2
Provisions	15.4	16.0
Deferred tax liabilities	9.6	2.0
Total non-current liabilities	**262.9**	**289.0**
Interest bearing loans and borrowings	134.8	92.3
Employee benefits	17.1	19.9
Provisions	8.9	10.9
Income tax liabilities	14.0	18.5
Trade and other payables	589.3	604.5
Liabilities classified as held for sale	0.0	14.4
Total current liabilities	**764.1**	**760.5**
Total liabilities	**1,027.0**	**1,049.5**
Total equity and liabilities	**1,779.8**	**1,799.1**

Consolidated cash flow statement

(EUR x million)	1H 07	1H 06
Total result for the period	**40.4**	**436.0**
Net financing income	-0.9	-4.8
Share in results of associates	0.2	-28.9
Income tax expense	11.7	3.3
Impairment charges on long-lived assets	0.0	-0.3
Depreciation	19.8	21.2
Amortisation	1.3	1.1
Equity settled share-based payment expense	1.3	1.6
Changes in fair value of biological assets	0.6	1.3
Changes in fair value foreign exchange contracts	-0.3	0.4
Changes in fair value of commodity contracts	-0.9	-
Cash flows from operating activities before changes in working capital and provisions	**73.2**	**430.9**
Increase in working capital	-68.7	-24.2
Decrease in employee benefits	-3.4	-6.5
Decrease/increase in provisions	-2.5	1.0
Cash generated from operations	**-1.4**	**401.2**
Dividends received	21.3	0.5
Interest received	5.4	7.0
Interest paid	-8.0	-11.5
Income taxes paid	-7.8	-9.6
Gain on sale of property, plant and equipment	0.1	0.3
Gain on sale of '*discontinued operations*', net of tax	-3.3	-379.2
Net cash from operating activities	**6.3**	**8.7**
Acquisition of property, plant and equipment	-22.8	-20.4
Acquisition of intangible assets	-0.8	-1.3
Acquisition of group companies net of cash acquired	-3.9	-16.8
Acquisition of minority interest	-8.9	-
Acquisitions of other investments	-	-0.6
Proceeds from the sale of property, plant and equipment	0.1	0.4
Proceeds from the sale of associates	3.6	-
Disposal of subsidiary net of cash disposed of	9.8	1,037.1
Repayments on loans given	13.1	5.5
Payments of transaction costs	-4.9	-18.1
Net cash from/used in investing activities	**-14.7**	**985.8**
Proceeds from issuance of share capital	2.3	26.6
Repurchase own shares	-16.5	-98.4
Dividends paid to equity holders of Nutreco	-25.8	-10.7
Dividends paid to minority shareholders	-0.1	-0.3
Repayment of borrowings	-28.3	-212.0
Proceeds from borrowings	9.8	85.0
Net cash used in financing activities	**-58.6**	**-209.8**
Net increase/decrease in cash and cash equivalents	-67.0	784.7
Cash and cash equivalents at 1 January	495.9	53.6
Effect of exchange rate fluctuations on cash held	-0.5	-0.1
Cash and cash equivalents per 30June[1]	**428.4**	**838.2**

[1] Including bank overdrafts of EUR 125.7 million (2006: EUR 101.2 million)

Statement of total equity

(EUR x thousand)	Issued and paid- up share capital	Share premium account	Hedging reserve	Retained earning	Undistri-buted result	Translation reserve	Total attribu-table to equity holders	Minority interest	Total equity
As at 1 Januari 2006	**8,287**	**332,267**	**-68**	**184,318**	**134,448**	**38,982**	**698,234**	**13,023**	**711,257**
Transactions with shareholders									
Undistributed result				134,448	-134,448		-		-
Issuance of shares	11	2,157					2,168		2,168
Dividend on shares				-332,802			-332,802	-239	-333,041
Stock dividend	181	-181					-		-
Performance shares and options				2,748			2,748		2,748
Options exercised	399	37,614					38,013		38,013
Repurchase own shares	-740	-147,582					-148,322		-148,322
Total transactions with shareholders	**-149**	**-107,992**	**-**	**-195,606**	**-134,448**	**-**	**-438,195**	**-239**	**-438,434**
Recognised income and expenses for the financial year									
Total result for the financial year					519,508		519,508	999	520,507
Tax effect on items processed directly in equity						936	936		936
(De-)consolidations								-7,874	-7,874
Direct equity entries of associates				-1,350			-1,350		-1,350
Foreign exchange translation differences						-31,803	-31,803	-446	-32,249
Changes in cash flow hedges			-3,214				-3,214		-3,214
Total recognised income and expenses for the financial year	**-**	**-**	**-3,214**	**-1,350**	**519,508**	**-30,867**	**484,077**	**-7,321**	**476,756**
As at 31 December 2006	**8,138**	**224,275**	**-3,282**	**-12,638**	**519,508**	**8,115**	**744,116**	**5,463**	**749,579**
Transactions with shareholders									
Undistributed result				519,508	-519,508		-		-
Issuance of shares	3	619					622		622
Dividend on shares				-25,810			-25,810	-113	-25,923
Stock dividend	83	-83					-		-
Performance shares and options				1,271			1,271		1,271
Options exercised	8	1,679					1,687		1,687
Repurchase own shares	-72	-16,463					-16,535		-16,535
Total transactions with shareholders	**22**	**-14,248**	**-**	**494,969**	**-519,508**	**-**	**-38,765**	**-113**	**-38,878**
Recognised income and expenses for the period									
Total result for the period					39,551		39,551	832	40,383
(De-)consolidations								58	58
Foreign exchange translation differences						4,331	4,331	-46	4,285
Changes in cash flow hedges			-2,582				-2,582		-2,582
Total recognised income and expenses for the period	**-**	**-**	**-2,582**	**-**	**39,551**	**4,331**	**41,300**	**844**	**42,144**
As at 30 June 2007	**8,160**	**210,027**	**-5,864**	**482,331**	**39,551**	**12,446**	**746,651**	**6,194**	**752,845**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) PRINCIPAL ACCOUNTING POLICIES

1. Reporting entity

Nutreco Holding N.V. ('Nutreco') is a company based in the Netherlands. The condensed consolidated interim financial statements of the company for the first half of 2007 comprise Nutreco and its subsidiaries (the 'Group') and Nutreco's investments in associates and interests in joint ventures.

The Group's consolidated financial statements for 2006 are available on request from the Nutreco Head office, Prins Frederiklaan 4, 3818 KC Amersfoort, Netherlands, or can be obtained from the website www.nutreco.com.

2. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS), IAS 34 *Interim Financial Reporting*. They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with the Group's consolidated financial statements for 2006.

These condensed consolidated interim financial statements were approved by the Executive Board and the Supervisory Board on 1 August 2007.

3. Use of estimates

The preparation of interim financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgments formed by management in applying the Group's accounting policies and the principal sources of the estimates used were the same as the judgments and sources used in preparing the consolidated financial statements for 2006.

4. Accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as the policies applied by the Group in the consolidated financial statements for 2006.

5. Risk management

The Group's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2006.

(2) CONSOLIDATED INCOME STATEMENT RECONCILIATION

The reconciliation between '*continuing operations*' and '*discontinued operations*' for the first half year is as follows:

(EUR x million)	30 June 2007			30 June 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Revenue	**1,679.1**	**31.3**	**1,710.4**	**1,347.3**	**44.5**	**1,391.8**
Raw materials and consumables used	-1,324.3	-17.2	-1,341.5	-1,032.0	-23.2	-1,055.2
Changes in fair value of biological assets	-0.7	0.1	-0.6	1.2	0.1	1.3
Changes in inventories of finished goods and work in progress	16.1	0.7	16.8	6.5	-0.1	6.4
Gross margin	**370.2**	**14.9**	**385.1**	**323.0**	**21.3**	**344.3**
Other operating income	4.7	8.6	13.3	2.5	382.8	385.3
Personnel costs	-168.5	-9.1	-177.6	-151.2	-12.7	-163.9
Depreciation and amortisation expenses	-20.2	-0.9	-21.1	-21.1	-1.2	-22.3
Impairment of long-lived assets	0.0	0.0	0.0	0.3	0.0	0.3
Other operating expenses	-139.1	-5.3	-144.4	-124.2	-13.9	-138.1
Operating result	**47.1**	**8.2**	**55.3**	**29.3**	**376.3**	**405.6**
Net financing costs	**0.9**	**-0.6**	**0.3**	**4.8**	**0.0**	**4.8**
Share in results of associates	0.0	-0.2	-0.2	0.5	28.4	28.9
Result before tax	**48.0**	**7.4**	**55.4**	**34.6**	**404.7**	**439.3**
Income tax expense	-10.9	-4.1	-15.0	-4.2	0.9	-3.3
Profit for the period	**37.1**	**3.3**	**40.4**	**30.4**	**405.6**	**436.0**
Attributable to:						
Equity holders of Nutreco	36.3	3.3	39.6	29.8	405.6	435.4
Minority interest	0.8	0.0	0.8	0.6	0.0	0.6

(3) SEGMENT REPORTING ON THE FIRST HALF YEAR

Nutreco is basically organised into animal feed and fish feed operations. The company also has a selective presence in various links in the poultry and pork production chains mainly in Spain. Intersegment pricing is determined on an arm's length base.

(EUR x million)	Third party revenue		Intersegment		Total revenue		Operating result	
	1H 2007	1H 2006	1H 2007	1H 2006	1H 2007	1H 2006	1H 2007	1H 2006
Compound feed[1]	446.2	378.5	135.9	112.1	582.1	490.6	13.6	10.4
Premix	326.2	239.3	35.7	27.5	361.9	266.8	16.4	9.8
Fish feed	499.2	387.4	3.3	2.6	502.5	390.0	21.4	18.1
Meat[1]	407.5	342.1	0.2	0.3	407.7	342.4	7.5	7.2
	1,679.1	**1,347.3**	**175.1**	**142.5**	**1,854.2**	**1,489.8**	**58.9**	**45.5**
Eliminations	-	-	-177.8	-145.1	-177.8	-145.1	-	-
Unallocated	-	-	2.7	2.6	2.7	2.6	-11.8	-16.2
Continuing	**1,679.1**	**1,347.3**	-	-	**1,679.1**	**1,347.3**	**47.1**	**29.3**
Discontinued	31.3	44.5	-	-	31.3	44.5	8.2	376.3
Consolidated	**1,710.4**	**1,391.8**	-	-	**1,710.4**	**1,391.8**	**55.3**	**405.6**

[1]As from 2006, revenue and operating result of sales of pigs and cattle, which are closely linked to the sales of compound feed, have been accounted for in the segment meat (previously in compound feed). Comparative figures for 2006 have been restated (revenue EUR 17.5 million, operating result EUR 0.1 million).

(4) ACQUISITIONS AND DISCONTINUED OPERATIONS

Acquisitions

In the first half year of 2007, Nutreco acquired the following companies or increased its existing interest to 100%:

Nutreco announced on 19 February 2007 that it was acquiring BASF's premix activities in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia. The acquisition of the BASF activities in Mexico has already been completed on 30 June. The opening balance from BASF Mexico has been consolidated in the Nutreco accounts. The acquisition of the other BASF activities is expected to follow in the third quarter.

Nutreco announced that it has acquired the remaining 40% shares in Trouw Nutrition Mexico on 1 June 2007. At the time of the acquisition of the majority in 2005 in Tenusa, both parties agreed that Nutreco could acquire all shares within a certain period.

(EUR x million)	BASF Mexico*	Tenusa	Total
Property, plant and equipment	2.6	-	2.6
Inventories	0.8	-	0.8
Trade and other receivables	0.5	-	0.5
Trade and other payables	-	6.4	6.4
Net identifiable assets and liabilities	**3.9**	**6.4**	**10.3**
Additional goodwill on acquisition	-	2.5	2.5
Consideration, paid in cash	**3.9**	**8.9**	**12.8**
Cash and cash equivalents acquired	-	-	-
Net cash outflow	**3.9**	**8.9**	**12.8**

* preliminary figures

Discontinued operations

Nutreco completed the sale of the Euribrid breeding business on 4 June 2007. The selling price is EUR 47.5 million excluding normal closing adjustments. Part of the price will be paid in instalments. The result after tax up to the date of sale and the gain on sale net of tax is included in result after tax from *'discontinued operations'* (EUR 3.3 million).

(5) NET FINANCING INCOME

Net financing income from '*continuing operations*' was EUR 0.9 million (2006: EUR 4.8 million).

The financial income of EUR 8.4 million (2006: EUR 6.5 million) was particularly made up of interest income of EUR 7.6 million (2006: EUR 5.2 million) on the net cash balance.

The financial expenses totalled EUR 7.8 million (2006: EUR 9.5 million) and were primarily made up of interest charges on the private loan and the dividend of EUR 2.3 million on the cumulative preference shares.

The foreign exchange result amounted EUR 0.3 million (EUR 2006: EUR 7.8 million).

(6) INCOME TAX EXPENSE

The effective tax rate bearing on the Group in relation to the *'continuing operations'* at consolidation level in the first half of 2007 was 22-23% (whole of 2006: 13.3%; first half 2006: 12.6%). The change was mainly connected with the geographical segmentation of the results and one time tax advantages in 2006 relating to the disentanglement of Marine Harvest.

(7) EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of the basic earnings per share as at 30 June 2007 has been based on the profit for the first half year attributable to equity holders of Nutreco, amounting to EUR 39.6 million (2006: EUR 435.4 million) and a weighted average number of ordinary shares outstanding ('000) of 33,907 during the first half year, ending 30 June 2007 (2006: 34,115).

SHARE CAPITAL

The authorised share capital of the Company as at 30 June 2007 amounted to EUR 41.5 million (2006: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

Movements in the paid-up share capital in the first half were as follows:

(number of shares)	1H 2007	1H 2006
As at 1 January	**33,906,306**	**34,527,591**
Options	39,464	1,303,587
Conversion of final and interim dividend	344,922	643,542
Shares issued	11,711	9,822
Purchase own shares	-301,722	-2,029,924
As at 30 June	**34,000,681**	**34,454,618**

(8) PROPERTY, PLANT AND EQUIPMENT

In the first half year of 2007 capital expenditures have been made in all segments to further optimise the asset base. Expansion and efficiency projects are running in relation to major investments in Norway and Chile and in the South of Spain regarding the opening of a new poultry processing facility.

(9) GOODWILL

The increase in goodwill is related to the purchase of the remaining 40% of the shares in Trouw Nutrition Mexico.

(10) EQUITY

In the first half year of 2007 Nutreco repurchased approximately 1% of the shares in issue to meet the needs of the existing stock and option plans and to pay the stock dividend.

(11) LOANS AND BORROWINGS

The analysis of the total of interest-bearing loans and borrowings is as follows:

(EUR x million)	30 June 2007	31 December 2006
Interest-bearing loans and other borrowings (non-current)	217.6	249.8
Interest-bearing loans and other borrowings (current)	134.8	92.3
Total	**352.4**	**342.1**

As at 30 June 2007, the long-term debt of EUR 217.6 million is made up primarily of the cumulative preference shares, amounting to EUR 68 million, and the private placement of EUR 148 million.

In the first half year of 2007, Nutreco remained comfortably within the agreed conditions of the financial covenants for both the syndicated loan and the private placement.

There were no changes in the credit facilities available to the Group in the first half of 2007. The available credit facilities are therefore the same as those described in the consolidated financial statements for 2006.

(12) PROVISIONS

(EUR x million)	Restructuring	Claims	Guarantees	Total
As at 1 January 2007	**13.2**	**13.2**	**0.5**	**26.9**
Added	1.0	-	-	1.0
Released	-1.3	-0.2	-	-1.5
Utilised	-2.1	-	-	-2.1
As at 30 June 2007	**10.8**	**13.0**	**0.5**	**24.3**
Non-current	1.9	13.0	0.5	15.4
Current	8.9	0.0	0.0	8.9
Total	**10.8**	**13.0**	**0.5**	**24.3**

On 30 June 2007 the restructuring provision consist mainly out of the remaining part for the reorganisation of the premix activities in France and the Hendrix compound feed activities in the Benelux.

The major part of the provision for claims as at 30 June 2007 consists of exposures from several customers of Nutreco which relate to discussions about feed quality.

(13) POST-BALANCE-SHEET EVENTS

Nutreco announced on 19 February 2007 that it was acquiring BASF's premix activities in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia. The transaction, which is subject to the approval of the relevant regulators and competition authorities, will probably be completed in most of the countries in the third quarter of 2007. The acquisition of the BASF activities in Mexico has already been completed on 30 June.

The acquisition of the BASF's premix activities is not expected to start contributing to profit in 2007. The total consideration is EUR 60 million including investments, integration and transformation costs. The provisions incurred in integrating and transforming these activities are estimated at EUR 8 to 10 million. After integration and reorganisation, it is expected that the former BASF activities will contribute EUR 10 million to Nutreco's operating profit in 2009.

Nutreco's acquisition of the animal nutrition activities of Maple Leaf Foods Inc. was completed on 20 July 2007. At the request of the competition authorities, the Maple Leaf fish feed activity in Canada was sold to third parties. The total annual revenue generated by the Maple Leaf Foods activities that Nutreco has acquired is around EUR 400 million. These businesses have been operating as Nutreco Canada Inc. since 20 July 2007 and their results will be included as from that date. Nutreco Canada Inc. is expected to generate revenue of around EUR 200 million in 2007 (5 months) and an operating result before depreciation and amortisation (EBITDA) of EUR 14-16 million.

nutreco

PRESS RELEASE

Amersfoort, 3 August 2007

Agenda for the repayment of EUR 5 net to holders of ordinary shares

Nutreco announces today the agenda for the repayment of EUR 5 net to holders of ordinary shares. This capital repayment of approximately EUR 170 million in total has been approved by the Extraordinary General Meeting of Shareholders on 24 May 2007.

The agenda for the repayment is as follows:

- 24 August 2007: reference date – all shareholders holding ordinary shares on that date at 05.30 p.m. Dutch time will qualify for the repayment of EUR 5 net per ordinary share
- 27 August 2007: ex date
- 29 August 2007: record date
- 31 August 2007: payment of EUR 5 net to holders of ordinary shares

No dividend tax will be payable on the distribution.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in some 20 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

Amersfoort, 17 August 2007

Conversion ratio interim stock dividend Nutreco 1 share for 153

Nutreco Holding N.V. announces that the conversion ratio of the interim stock dividend has been determined. This will amount to 1 new ordinary share for every 153 existing ordinary shares. Based on the average weighted price of 15, 16 and 17 August 2007 of EUR 53.48, 1/153th share represents a value of EUR 0.35, which is virtually equal to the gross dividend in cash of EUR 0.35 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 23 August 2007.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 20 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 26 September 2007

Completion of the acquisition of the BASF premix business in eight countries

On 25 September, 2007 Nutreco received unconditional clearance from the European Commission to complete the acquisition of the premix businesses from BASF in Italy, Poland and the United Kingdom. The closing of the transaction in these countries will take place by 31 October 2007.

In China the transfer of assets is due to be finalised on 28 September 2007.

The acquisition of the premix business of BASF in eight countries was announced in February 2007. The closing of the transaction in Europe and the transfer of assets in China are the last steps in the completion of this acquisition. The transaction was already completed in the United States, Mexico, Guatemala and Indonesia.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 20 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 2 October 2007

Nutreco acquires a majority share in new joint venture in premix and feed ingredients in Turkey

Nutreco's subsidiary Trouw Nutrition International (TNI) announced today that it will acquire a 51% share in the animal nutrition activities of Interkim in Turkey by 1 October 2007. The activities will be continued in a new joint venture named Trouw Nutrition Turkey. The investment figure has not been disclosed.

With this joint venture, TNI will become the number two player in premix and feed ingredients in the Turkish Republic. The company has annual sales of approximately EUR 13 million in feed ingredients, industrial premixes, young animal feeds (calf milk replacers) and animal health products.

The animal nutrition market in Turkey shows large growth potential and TNI wants to capitalize on that by acquiring a majority share in the activities of Interkim. TNI's partner has had a presence in Turkey since the year 1997 and is one of the major importers of animal nutrition products and premix-producers in this country.

The new step in Turkey fits within the framework of Nutreco's 'Rebalancing for Growth' strategy, which aims to expand the company's animal nutrition and fish feed businesses in growth markets.

* * * * *

Nutreco Holding N.V
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 20 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 5 November 2007

Nutreco plans to strengthen Spanish feed and meat operations

Nutreco has signed a letter of intent to buy the feed and meat assets of Copaga in Catalonia, Spain. The assets of Copaga to be acquired comprise a feed factory, a poultry processing facility and a pig integration business.

The feed factory has a capacity of approximately 300,000 tons and will strengthen Nutreco's market position in the region. The poultry processing facility has a total production of approximately 25 million chickens per year. This facility has been operated by Nutreco since July 2000 under a lease contract. The pig integration business of Copaga has 11,000 sows producing approximately 200,000 pigs per year. Nutreco will have cost-plus contracts with customers in place to mitigate sensitivity to market reference prices.

The acquisition of these assets of Copaga enables Nutreco in Spain to further optimise feed and meat capacity and reduce production costs. It will add approximately EUR 50 million in revenues and will be EPS enhancing.

The transaction is subject to due diligence and approval of the members of the Copaga cooperative and of Spanish regulatory authorities. It is expected to close in the first quarter of 2008.

* * * * *

Nutreco Holding N.V
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 20 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

Amersfoort, 11 January 2008

Nutreco acquires fish feed production facilities in Japan

Nutreco's fish feed subsidiary Skretting Japan acquires the fish feed production facilities of Marine Net Co. Ltd. Previous to the acquisition Marine Net already produced the majority of the fish feed for Skretting Japan. The purchase price amounts approximately EUR 15 million, including investments in working capital and capex.

With this transaction Nutreco acquires the largest extruded feed factory in Japan, located in the international port city of Imari. The acquisition of these assets enables Skretting to further optimise production. Hence it allows Skretting to secure the quality, safety and traceability of their products which is increasingly demanded by Japanese customers.

This acquisition is a next step in strengthening Skretting's market position in Japan. The Japanese marine fish feed market is one of the biggest in the world with a annual production volume at around 600,000 tonnes. The major fish species for which feed is produced are yellowtail and red sea bream. Skretting has currently a market share in Japan of approximately 8%.The newly acquired assets create the potential to increase this market share. After the acquisition Skretting Japan will have 90 employees and annual revenues of EUR 45 million.

The new step in Japan fits in Nutreco's strategy to expand the company's fish feed businesses in Japan and Asia Pacific.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 25 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PRESS RELEASE

Amersfoort, 18 January 2008

Nutreco acquires fish feed company in the United States

Nutreco's fish feed subsidiary Skretting announces the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed. The company has 2 production facilities near Salt Lake City, Utah. The total consideration for this transaction is EUR 11 million.

Nelson and Sons is a family owned business with 50 employees that started to produce fish feed in 1956. The company produces for the freshwater markets in Western USA, including a significant share in the Idaho Trout business. The company is also active in Canada and Mexico. The total annual fish feed production is around 30,000 MT. The company has annual revenues of approximately EUR 17 million. The profitability is in line with the profitability of Skretting's fish feed business.

Knut Nesse, Managing Director Skretting, said, "Silver Cup is a well respected name throughout the US, Canada and Mexico for its quality specialty feeds. Further, Silver Cup is active in other areas and product niches than Skretting, so it is a natural extension of our move into new aquaculture feed markets".

This acquisitions fits in Nutreco's strategy to expand the company's fish feed businesses in new markets.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 25 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 1 February 2008

Nutreco finalises the acquisition of the Spanish feed and meat assets of Copaga

Nutreco Holding N.V. has completed the acquisition of the feed and meat assets of Copaga in Catalonia, Spain. On 5 November 2007, Nutreco announced that it has signed a letter of intent to acquire the assets of Copaga that comprise a feed factory and a pig integration business. The consideration for this transaction amounts approximately EUR 20 million including investments in working capital. It will add approximately EUR 50 million in revenues and will be EPS enhancing.

The feed factory has a capacity of approximately 300,000 tons and will strengthen Nutreco's market position in the region. The pig integration business of Copaga produces approximately 200,000 pigs per year.

The acquisition of these assets of Copaga enables Nutreco to further optimise feed and meat capacity in Spain and reduce production costs.

An additional EUR 10 million will be paid for the ownership of the poultry processing facility which has been leased since July 2000.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 25 countries and about 9,000 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco RECEIVED

United States Securities and Exchange Commission Washington, D.C. 20549
Filing pursuant to Rule 12g3-2(b)
ISSUER Nutreco Holding N.V. / FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 14 February 2008

Excellent 2007 results and integration acquisitions on track

- **Revenue up 33% exceeding EUR 4 billion with strong organic growth in all businesses**
- **Operating result from continuing operations (EBIT) up by 32%**
- **Integration of BASF-premix businesses and Maple Leaf Animal Nutrition on schedule**
- **'Nutreco Sourcing Initiative' established and starting to deliver**
- **Capital structure optimised by EUR 392 million acquisition financing and EUR 171 million capital repayment**
- **Progress in 2007 confirms Nutreco's ability to meet 2010 target to double 2006 EBITA**

Key figures
(EUR x million)

Revenue from continuing operations[1]	4,021.1	3,031.3	32.7%
Operating result from continuing operations (EBIT)	149.0	113.3	31.5%
Profit after tax from continuing operations	113.3	105.3	7.6%
Basic earnings per share for continuing operations (EUR)	3.24	3.05	6.2%
Final dividend per ordinary share	1.29	1.30	
Interim dividend per ordinary share	0.35	0.30	
Dividend per ordinary share	1.64	1.60	
Capital repayment/super dividend	5.00	9.00	
Total cash return to shareholders	6.64	10.60	

Focus on growth
Wout Dekker, Nutreco CEO: "Nutreco had an excellent 2007 in several respects. We have been able to address the second phase of the Nutreco strategy 'Rebalancing for Growth' in an appropriate way. The organic growth and the contribution of important strategic acquisitions in animal nutrition made it possible to reach a new milestone in the Nutreco history by exceeding EUR 4 billion revenues. We are proud of the results both in animal nutrition and in fish feed. In addition to the acquisitions in 2007 Nutreco further optimised its balance sheet by returning EUR 5 per share to its shareholders. Nutreco has a strong balance sheet and will use its financial capacity to support its autonomous growth and investments as well as to acquire businesses in feed specialties and fish feed".

The year of "Agflation"
"Raw material prices were record high in 2007 and we expect them to continue to rise in the coming years. The net production shortage in these raw materials of 3-5% of last year was a break from the past and

[1] Revenues for 2006 are for comparison reasons adjusted with EUR 22.3 million for the outbound logistic costs.

No audit performed

almost certainly indicates the end of decades with declining food prices. The world has to deal with limited or even diminishing resources of land, water and soil quality to produce agricultural products. The food industry will expand and grow due to increasing wealth in emerging economies, urbanization and a steadily rising global population.

This dynamic environment requires high level expertise in raw material sourcing, feed formulation and feed-to-food safety to offer solutions for the challenges ahead. Knowledge about feed and its application is the core competence of Nutreco. With our experience and world class R&D we are well positioned to benefit from the growth opportunities in the animal nutrition and fish feed businesses."

Nutreco well on track for 2010 targets

"We are pleased with the growth in our animal nutrition and fish feed business in 2007. The acquisitions of the BASF-premix activities and Maple Leaf Animal Nutrition, now called Nutreco Canada went well and the integrations are progressing on schedule. We are optimizing production processes, connecting R&D and harmonizing IT-systems. New factories or expansions are planned in order to cope with the organic growth foreseen. In 2007 an organization has been set up to implement the Nutreco Sourcing Initiative ("NSI") which facilitates global purchasing of raw materials and services. The objective of Nutreco is that from 2009 onwards NSI will realize EUR 25 million savings on an annual basis. In the past 12 months significant progress has been made and we already expect NSI to contribute EUR 10 million in 2008. The progress we have made in 2007 confirms that Nutreco is well on track to meet the target for 2010, which is to double 2006 EBITA to EUR 230 million".

NOTES ON FINANCIAL RESULTS

Revenue

Revenue from Nutreco's continuing operations amounted to EUR 4,021.1 million, an increase of EUR 989.8 million or 32.7% compared with 2006. Organic growth contributed 22% to the increase in revenues of which 10% was related to higher sales volumes and 12% to higher sales prices mainly related to passing on higher raw material prices. The recent acquisitions in animal nutrition contributed 11% to the increase. The foreign exchange translation effect was –1% and mainly related to the US and Canadian dollar.

Operating result

The operating result from continuing operations (EBIT) increased 31.5% to EUR 149.0 million (2006: EUR 113.3 million), including amortisation expenses of EUR 6.2 million (2006: EUR 2.4 million) and exceptional items of EUR –3.6 million (2006: EUR –1.5 million).

The operating result before exceptional items and amortisation (EBITA) on the compound feed activities in Europe amounted to EUR 37.9 million, a 49.8% increase compared with EUR 25.3 million in 2006. Record sales in Spain and efficiency improvements in the Benelux were the main reasons for this strong result. In the premix and speciality feed businesses, EBITA was 38.2% higher than in 2006 mainly related to organic growth in all product groups and the contribution of acquisitions. Animal Nutrition Canada, which was acquired in July 2007, contributed EUR 9.2 million to the EBITA. The total EBITA from animal nutrition was EUR 85.8 million in 2007 an increase of 61.0% compared to 2006.

EBITA from fish feed was 4.3% higher at EUR 71.0 million, mainly due to sustained growth in the fish farming sector worldwide. In Norway, in particular, sales of salmon feed rose sharply, which compensated for the lower growth in Chile due to biological conditions in the fish farming sector. Demand for feed for other farmed fish species continued to rise, especially in the Mediterranean region.

EBITA from the meat and other businesses was 44.8% higher at EUR 22.3 million. The Spanish poultry business posted a higher result due to 4% higher sales volumes and the ability to pass on price increases in feed costs. The poultry hatchery and pharma egg business in Canada, which was acquired from Maple Leaf on 20 July 2007, contributed EUR 2.8 million to the EBITA over the last five months in 2007.

Net financing costs

Net financing costs increased, resulting in a EUR 10.1 million cost (2006: EUR 7.6 million revenue), mainly due to reduced cash deposits subsequent to the acquisitions of the BASF premix activities and the animal nutrition activities of Maple Leaf in Canada as well as the capital remittance of EUR 171 million.

Financial income decreased to EUR 12.2 million (2006: EUR 19.4 million), mainly due to lower cash deposits. Financial expenses increased to EUR 21.9 million (2006: EUR 19.3 million), mainly as a consequence of increased interest-bearing debt. Financial expenses include the dividend of EUR 4.5 million (2006: EUR 4.5 million) on the cumulative preference shares.

The foreign exchange result amounts to EUR –0.4 million (2006: EUR 7.5 million, including a release of the translation reserve of EUR 8.1 million that relates to the repayment of a loan to one of Nutreco's operating companies).

Income tax expense
Income tax expense on continuing operations increased from EUR 16.1 million to EUR 26.4 million. The effective tax rate in 2007 was 18.9% for continuing operations.

Result after tax from discontinued operations
The result after tax from discontinued operations was EUR 7.4 million, mainly relating to the net result of the breeding activities up to the date of disposal and the book profit on their disposal. The result after tax from discontinued operations in 2006 of EUR 415.2 million relates to the net result of the fish farming activities (Marine Harvest and Hydrotech Gruppen) up to the date of disposal and the book profit on their disposal less the results of the breeding activities and the French feed activities, which were classified as held for sale in 2006 and subsequently been sold in 2007.

Result for the period
The profit after tax from continuing operations increased from EUR 105.3 million to EUR 113.3 million. Basic earnings per share for continuing operations were 6.2% higher at EUR 3.24 (2006: EUR 3.05). The profit for the period attributable to equity holders of Nutreco was EUR 118.6 million (2006: EUR 519.5 million including the book profit on the sale of Marine Harvest). The basic earnings per ordinary share were EUR 3.46 (2006: EUR 15.19).

Cash position and capital structure
The net debt position on 31 December 2007 was EUR 289.9 million (31 December 2006: net cash of EUR 236.6 million). On 24 May 2007, the Extraordinary General Meeting of Shareholders approved a capital repayment by Nutreco Holding N.V. of EUR 5 per ordinary share (EUR 171 million), which was paid in August 2007.

On 20 July 2007, Nutreco completed the acquisition of the animal nutrition activities of Maple Leaf Foods Inc. in Canada for EUR 347 million, of which just over EUR 200 million was financed with interest-bearing debt. The remainder has been funded from the cash reserves.

The total equity of Nutreco on 31 December 2007 was EUR 651.2 million (31 December 2006: EUR 749.6 million). The capital repayment of EUR 171 million was charged to shareholders' equity.

Following the super dividend of EUR 314 million and the EUR 50 million share buy-back in 2006, the capital repayment of EUR 171 million and share buy-back of EUR 17 million in 2007 represent further progress towards optimising the capital structure. Nutreco considers a capital structure with a debt/equity ratio of around 1 appropriate to the company's new risk profile, with net debt of three times EBITDA (earnings before interest, tax, depreciation and amortisation).

Nutreco will use its financial capacity to support autonomous growth and investments as well as to acquire attractive businesses in feed specialties and fish feed.

Dividend
A dividend of EUR 1.64 (2006: EUR 1.60) is proposed, representing a pay-out ratio of 45% of the total profit for the year, excluding impairment and book gains and losses on disposals, which is the maximum within the dividend policy of Nutreco. In 2006 Nutreco increased the dividend payout ratio from 30–35% to 35–45% of the net profit for the year under review, excluding impairment and the book result on disposed activities. In 2007, Nutreco already distributed an interim dividend of EUR 0.35 and a capital repayment of EUR 5 per share.

The final dividend of EUR 1.29 will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 17 April 2008. The conversion ratio will be determined on 2 May 2008 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 29, 30 April and 2 May 2008. Both the cash and stock dividends will be placed at the shareholders' disposal on 8 May 2008.

Strategic agenda 2008

Nutreco will continue to focus on growth in animal nutrition and fish feed in order to meet the target for 2010.

- Strengthen market positions in feed specialties and fish feed by organic growth and acquisitions
- Execute the integration of the BASF-premix businesses and Nutreco Canada
- Further improve sustainability and feed-to-food quality and safety
- Nutreco Sourcing Initiative will contribute EUR 10 million to the operating result

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 30 countries and about 9,000 employees.

Nutreco generated revenue of EUR 4,021 million in 2007. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

SEGMENT INFORMATION

Animal Nutrition

The animal nutrition segment subdivides into:

1. **Compound feed Europe** comprises the compound feed businesses from the Hendrix companies in the Netherlands, Belgium and Germany and from Nanta & Agrovic in Spain and Portugal
2. **Premix and Speciality feed** are the global activities of Trouw Nutrition International which holds a strong position in the world market for premix and innovative speciality feed products.
3. **Animal Nutrition Canada** is the acquired animal nutrition business in Canada and USA, formerly owned by Maple Leaf Foods.

The 2007 operating results for these reporting lines are analysed below:

Compound feed Europe

Key figures
(EUR x million)

Revenue (third parties)	1,031.8	770.5	33.9%
Operating result before exceptional items and amortisation (EBITA)	37.9	25.3	49.8%
Operating margin	3.7%	3.3%	
Operating result before exceptional items (EBIT)	37.0	24.8	49.2%

Compound feed revenue was EUR 261 million up on 2006 (34%), of which increased selling prices accounted for 22%, mainly due to passing on raw material costs and volume growth added 12%. EBITA before exceptional items was 50% higher at EUR 37.9 million. In the Benelux the operating results improved due to efficiency measurements initiated in 2006 and an increase of market share. Nanta, the Spanish compound feed business had record sales in 2007 and continued its strong performance of recent years.

On 31 January 2008 Nutreco finalised the acquisition of the feed assets of Copaga in Catalonia. The feed factory has a capacity of approximately 300,000 tons and will strengthen Nutreco's market position in the region.

Premix and speciality feed

Key figures
(EUR x million)

Revenue (third parties)	749.2	551.7	35.8%
Operating result before exceptional items and amortisation (EBITA)	38.7	28.0	38.2%
Operating margin	5.2%	5.1%	
Operating result before exceptional items (EBIT)	37.2	27.0	37.8%

Trouw Nutrition International (TNI) reported a 36% increase in revenue compared with 2006. Acquisitions accounted for most of this increase (+22%), volume growth added +7% and higher prices contributed +6%, with a –1% foreign exchange effect. Sloten, the specialty feed business acquired in 2006, and the BASF-premix businesses acquired in 2007 were the most important contributors to the growth from acquisitions. Smaller acquisitions in Mexico (Tenusa) and Turkey (Interkim) also contributed to the growth of the business.

The operating result before exceptional items benefited strongly from the contribution of acquisitions, from higher volumes and improvements in the product portfolio. The performance in Western Europe improved as a result of the restructuring undertaken in the past year.

Animal Nutrition Canada

Key figures

(EUR x million)

Revenue (third parties)	167.5	-	-
Operating result before exceptional items and amortisation (EBITA)	9.2	-	-
Operating margin	5.5%	-	
Operating result before exceptional items (EBIT)	6.5	-	-

The financial figures of Animal Nutrition Canada are consolidated since 20 July 2007, the date of acquisition.

Nutreco Canada has the number one market position with 23% market share, with high recognition and strong brands. Shur-Gain and Landmark Feeds already have high standards in products and business performance. Synergies will be achieved in the complementary products and the R&D knowledge that can be exchanged, benefitting Nutreco on both sides of the Atlantic Ocean.

This acquisition provides Nutreco with an excellent foundation on which to build its presence further in North America. The NAFTA region — Canada, the USA and Mexico — is the largest animal nutrition market in the world.

The contributions to revenues and operating result were in line with our expectations at the time of the acquisition.

Animal Nutrition (total)

Key figures

(EUR x million)

Revenue (third parties)	1,948.5	1,322.2	47.4%
Operating result before exceptional items and amortisation (EBITA)	85.8	53.3	61.0%
Operating margin	4.4%	4.0%	
Operating result before exceptional items (EBIT)	80.7	51.8	55.8%

The total revenues in Animal Nutrition were up 47%. Organic growth contributed 26% to the increase in revenues of which 10% was related to higher sales volumes and 16% to higher sales prices mainly related to passing on higher raw material prices. The recent acquisitions in animal nutrition contributed 23% to the increase in revenues.

Fish feed

Key figures

(EUR x million)

Revenue (third parties)	1,192.9	990.8	20.4%
Operating result before exceptional items and amortisation (EBITA)	71.0	68.1	4.3%
Operating margin	6.0%	6.9%	
Operating result before exceptional items (EBIT)	70.2	67.0	4.8%

Fish feed revenue in 2007 was up 20% compared with 2006. Volume growth accounted for 15%, higher prices added 7% and there was a –2% exchange effect. In Norway, in particular, salmon feed sales increased significantly. Volume growth in 2007 was supported by good breeding conditions in the winter period, with relatively high sea temperatures. Also in Chile there was volume growth in 2007 despite the health conditions in salmon farming. The Chilean fish farming market is affected by a salmon disease (ISA). Accordingly, the Chilean fish feed market growth in 2007 was lower than in previous years. Taking into account the measures taken by the fish farming industry we expect the first signs of recovery in 2008.

Nutreco will continue to carry out research on alternative raw materials to replace fishmeal and fish oil with vegetable substitutes without compromising the quality or nutritional value of the end-products.
Cost optimization is also of great importance, as well as the improvement of logistic processes.
In 2007 the construction of 220-metre pier at Skretting Chile's Pargua feed plant was completed. The pier is unique in Chile and will help Skretting to establish a new standard of efficiency, timelines and reliability in the delivery of fish feed.

Furthermore, Nutreco is striving towards growth in fish feed specialities such as starter feed and health promoting feed. In this respect, Nutreco aims to strengthen its leading position in the field of innovation, quality, food safety and sustainability. The production of sustainable, tasty and healthy fish is a common interest of the fish feed companies and fish farms.

Nutreco wants to maintain its strong positions in feed for other fish species in several European countries in the Mediterranean region, as well as to strengthen its position in other regions. In 2007 these sales, accounting for 23% of total fish feed revenue, increased by 15%.

In January 2008, Skretting Japan acquired the fish feed factory of Marine Net in Japan. This is the largest extruded fish feed factory in Japan. Marine Net already produced the majority of the fish feed for Skretting Japan.

In January 2008, Nutreco also announced the acquisition of Nelson and Sons Inc., the manufacturer of Silver Cup fish feed in the United States with two production facilities near Salt Lake City, Utah. The company produces for the freshwater markets in Western USA and has a significant share in the Idaho trout business. Silver Cup is also active in Canada and Mexico. The total annual fish feed production is around 30,000 MT.

Meat & Other
Key figures
(EUR x million)

Revenue (third parties)	879.7	718.3	22.5%
Operating result before exceptional items and amortisation (EBITA)	22.3	15.4	44.8%
Operating margin	2.5%	2.1%	
Operating result before exceptional items (EBIT)	21.8	15.3	42.5%

From 20 July 2007 onwards the meat and other businesses include the poultry hatchery and pharma egg business in Canada, which was acquired from Maple Leaf in July 2007.

EBITA from the meat business in Europe increased due to a recovery in demand after the negative impact of the Avian Influenza concerns in 2006. The poultry meat results of Sada in Spain also increased, due to good poultry prices and increased sales of value added products. The pig integration business in Spain was affected by lower pig prices in 2007.

The poultry operations in Canada performed well and contributed EUR 40 million in revenues with an above average EBITA margin.

Consolidated Income Statement

(EUR x million)	2007	2006	Δ%
Revenue	**4,021.1**	**3,031.3**	**32.7%**
Raw materials and consumables used	-3,174.1	-2,321.3	36.7%
Change in fair value of biological assets	1.3	-1.2	
Changes in inventories of finished goods and work in progress	19.2	14.2	
Gross Margin	**867.5**	**723.0**	**20.0%**
Other operating income	16.3	18.0	-9.4%
Personnel costs	-368.3	-307.7	19.7%
Depreciation and amortisation expeses	-48.1	-42.2	14.0%
Impairment of long-lived assets	-1.2	-0.2	-
Other operating expenses	-317.2	-277.6	14.3%
Operating result from continuing operations	**149.0**	**113.3**	**31.5%**
Financial income	12.2	19.4	
Financial expenses	-21.9	-19.3	
Foreign exchange result	-0.4	7.5	
Net financing costs	**-10.1**	**7.6**	**-232.9%**
Share in results of associates	0.8	0.5	
Result before tax from continuing operations	**139.7**	**121.4**	**15.1%**
Income tax expense	-26.4	-16.1	
Result after tax from continuing operations	**113.3**	**105.3**	**7.6%**
Result after tax from discontinued operations	3.8	16.5	
Gain on sale of discontinued operations, net of tax	3.6	398.7	
Result after tax from discontinued operations	**7.4**	**415.2**	**-98.2%**
Total result for the period	**120.7**	**520.5**	**-76.8%**
Attributable to:			
Equity holders of Nutreco	118.6	519.5	
Minority interest	2.1	1.0	
Total result for the period	**120.7**	**520.5**	
Key figures per share from continuing operations			
Basic earnings per share for continuing operations (EUR)	3.24	3.05	6.2%
Diluted earnings per share for continuing operations (EUR)	3.24	3.04	6.6%
Basic earnings per share for continuing operations before impairment of goodwill (EUR)	3.24	3.05	6.2%
Earnings per share for dividend calculation	3.65	3.56	
Average number of shares outstanding during the year (in '000)	34,317	34,209	
Number of shares outstanding as at 31 December (in '000)	34,255	33,906	
Key figures per share (EUR)			
Basic earnings per share	3.46	15.19	-77.2%
Diluted earnings per share	3.46	15.18	-77.2%
Basic earnings per share before impairment of goodwill	3.46	15.19	-77.2%

Condensed segment reporting

(EUR x million)	2007	2006	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties[2]			
Compound feed Europe	1,031.8	770.5	33.9%
Premix and speciality feed	749.2	551.7	35.8%
Animal Nutrition Canada	167.5	-	
Animal Nutrition	**1,948.5**	**1,322.2**	**47.4%**
Fish feed	1,192.9	990.8	20.4%
Meat and other	879.7	718.3	22.5%
Revenues *'continuing operations'*	**4,021.1**	**3,031.3[3]**	**32.7%**
Operating result before exceptional items and amortisation (EBITA) per segment *'continuing operations'*			
Compound feed Europe	37.9	25.3	49.8%
Premix and speciality feed	38.7	28.0	38.2%
Animal Nutrition Canada	9.2	-	
Animal Nutrition	**85.8**	**53.3**	**61.0%**
Fish feed	71.0	68.1	4.3%
Meat and other	22.3	15.4	44.8%
Corporate	-20.3	-19.6	-3.6%
EBITA *'continuing operations'* before exceptionals	**158.8**	**117.2**	**35.5%**
Exceptional items	-3.6	-1.5	-
Total EBITA *'continuing operations'*	**155.2**	**115.7**	**34.1%**
Operating result by segment from *'continuing operations'* (EBIT)			
Compound feed Europe	37.0	24.8	49.2%
Premix and speciality feed	37.2	27.0	37.8%
Animal Nutrition Canada	6.5	-	
Animal Nutrition	**80.7**	**51.8**	**55.8%**
Fish feed	70.2	67.0	4.8%
Meat and other	21.8	15.3	42.5%
Corporate	-20.1	-19.3	-4.1%
Operating result before exceptional items	**152.6**	**114.8**	**32.9%**
Restructuring (incl. acquired BASF activities)	-11.1	-14.9	
Other[4]	7.5	13.4	
Total exceptional items	**-3.6**	**-1.5**	
Total operating result from *'continuing operations'* (EBIT)	**149.0**	**113.3**	**31.5%**

[2] The divested activities of Euribrid and Trouw Nutrition France are considered as discontinued operations in 2006 and 2007.
[3] Revenues for 2006 are for comparison reasons adjusted with EUR 22.3 million for the outbound logistic costs.
[4] The other exceptional income and expenses in 2007 and 2006 consist of items related to badwill on acquisitions, the gain on sale of land, income and expense related to the disentanglement of Marine Harvest, settlement of claims, release of pension provisions and impairments of fixed assets.

No audit performed

Consolidated balance sheet

(EUR x million)	31 December 2007	31 December 2006
Assets		
Property, plant and equipment	428.9	281.3
Intangible assets	318.5	91.0
Investments in associates	16.9	2.1
Other investments	43.1	34.4
Deferred tax assets	35.3	45.5
Total non-current assets	**842.7**	**454.3**
Inventories	266.7	188.8
Biological assets	75.0	46.5
Income tax receivables	15.4	15.8
Trade and other receivables	585.0	436.8
Cash and cash equivalents	207.7	578.7
Assets classified as held for sale	-	78.2
Total current assets	**1,149.8**	**1,344.8**
Total assets	**1,992.5**	**1,799.1**
Issued and paid-up share captial	8.4	8.4
Share premium	161.3	332.4
Treasury shares	-127.0	-114.2
Hedging reserve	-4.0	-3.3
Retained earnings	482.0	-5.9
Undistributed result	118.6	519.5
Translation reserve	4.1	7.2
Equity attributable to equity holders of Nutreco	**643.4**	**744.1**
Minority interest	7.8	5.5
Total equity	**651.2**	**749.6**
Liabilities		
Interest-bearing loans and borrowings	410.3	249.8
Employee benefits	9.1	21.2
Provisions	15.7	16.0
Deferred tax liabilities	18.4	2.0
Total non-current liabilities	**453.5**	**289.0**
Interest bearing borrowings	87.3	92.3
Employee benefits	26.3	19.9
Provisions	18.8	10.9
Income tax liabilities	5.3	18.5
Trade and other payables	750.1	604.5
Liabilities classified as held for sale	-	14.4
Total current liabilities	**887.8**	**760.5**
Total liabilities	**1,341.3**	**1,049.5**
Total equity and liabilities	**1,992.5**	**1,799.1**

No audit performed

Consolidated cash flow statement

(EUR x million)	2007	2006
Total result for the period	**120.7**	**520.5**
Net financing costs	10.1	-4.2
Share in results of associates	-0.6	-47.4
Income tax expense	27.3	15.6
Impairment charges on long-lived assets	1.2	0.2
Depreciation continuing operations	41.9	39.8
Depreciation discontinued operations	0.9	2.4
Amortisation continuing operations	6.2	2.4
Amortisation discontinued operations	0.1	-
Negative goodwill	-5.6	-1.3
Equity settled share-based payment expense	2.9	2.7
Release of deferred results in intercompany transactions	-	-10.2
Changes in fair value of other investments	2.3	-0.2
Changes in fair value of biological assets	-1.3	1.3
Changes in fair value foreign exchange contracts	0.9	0.8
Changes in fair value of commodity contracts	-	-0.6
Gain on sale of property, plant and equipment	-0.9	-6.7
Gain on sale of '*discontinued operations*', net of tax	-3.6	-380.2
Cash flows from operating activities before changes in working capital and provisions	**202.5**	**134.9**
Increase in working capital	-46.6	-42.1
Decrease in employee benefits	-11.1	-6.7
Decrease in provisions	6.1	18.4
Cash generated from operations	**150.9**	**104.5**
Interest received	12.5	17.9
Interest paid	-22.2	-21.3
Income taxes paid	-23.8	-31.8
Dividends received	22.5	-
Net cash from operating activities	**139.9**	**69.3**
Acquisition of property, plant and equipment	-77.0	-51.4
Acquisition of intangible assets	-3.2	-5.2
Acquisition of group companies net of cash acquired	-391.7	-19.4
Acquisition of minority interest	-8.8	-11.5
Acquisition of associates	-1.7	-
Acquisition of other investments	-1.0	-1.8
Proceeds from sale property, plant and equipment	2.2	10.4
Proceeds from sale intangible assets	0.1	-
Disposal of associates	3.7	-
Disposal of subsidiary net of cash disposed of	17.6	881.2
Repayment on shareholders' loan	-	155.9
Proceeds from the sale of associates	0.2	-
Repayments on other investments	14.2	8.6
Payments of transaction costs	-11.7	-18.1
Net cash from/used in investing activities	**-457.1**	**948.7**
Proceeds from issuance of share capital	4.3	40.2
Repayment of share capital	-171.2	-
Repurchase own shares	-17.2	-148.3
Dividends paid to equity holders of Nutreco	-32.6	-332.8
Dividends paid to minority shareholders	-0.5	-0.2
Repayment of borrowings	-11.0	-225.6
Proceeds from borrowings	187.1	92.4
Net cash used in financing activities	**-41.1**	**-574.3**

No audit performed

Net decrease/increase in cash and cash equivalents	-358.3	443.7
Cash and cash equivalents at 1 January	495.9	53.6
Effect of exchange rate fluctuations on cash held	-2.2	-1.4
Cash and cash equivalents at 31 December	**135.4**	**495.9**
Cash and cash equivalents at 31 December	207.7	578.7
Bank overdrafts at 31 December	-72.3	-82.8
Cash and cash equivalents for the cash flow statements at 31 December	**135.4**	**495.9**

No audit performed

Statement of total equity

(EUR x thousand)	Issued and paid up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total Equity
As at 1 January 2006	**8,368**	**332,441**	**-6,197**	**-68**	**190,260**	**134,448**	**38,982**	**698,234**	**13,023**	**711,257**
Transactions with shareholders										
Undistributed result					134,448	-134,448				
Issuance of ordinary shares			2,168					2,168		2,168
Dividend on ordinary shares					-332,802			-332,802	-239	-333,041
Stock dividend			181		-181					
Performance shares and options					2,748			2,748		2,748
Options exercised			38,013					38,013		38,013
Repurchase own shares			-148,322					-148,322		-148,322
Total transactions with shareholders			**-107,960**		**-195,787**	**-134,448**		**-438,195**	**-239**	**-438,434**
Recognized income and expenses for the period										
Total result for the period						519,508		519,508	999	520,507
Tax effects on items processed directly in equity					936			936		936
(De-)consolidations									-7,874	-7,874
Direct equity entries of associates					-1,350			-1,350		-1,350
Foreign exchange translation differences							-31,803	-31,803	-446	-32,249
Changes in cash flow hedges				-3,214				-3,214		-3,214
Total recognized income and expenses for the period				**-3,214**	**-414**	**519,508**	**-31,803**	**484,077**	**-7,321**	**476,756**
As at 31 December 2006	**8,368**	**332,441**	**-114,157**	**-3,282**	**-5,941**	**519,508**	**7,179**	**744,116**	**5,463**	**749,579**
Transactions with shareholders										
Undistributed result					519,508	-519,508				
Issuance of ordinary shares			2,191					2,191		2,191
Dividend on ordinary shares					-32,609			-32,609	-524	-33,133
Capital repayment		-171,150						-171,150		-171,150
Stock dividend			106		-106					
Performance shares and options					2,872			2,872		2,872
Options exercised			2,105					2,105		2,105
Repurchase own shares			-17,228					-17,228		-17,228
Total transactions with shareholders		**-171,150**	**-12,826**		**489,665**	**-519,508**		**-213,819**	**-524**	**-214,343**
Recognized income and expenses for the period										
Total result for the period						118,528		118,528	2,136	120,664
Tax effects on items processed directly in equity					-1,658			-1,658		-1,658
(De-)consolidations									772	772
Foreign exchange translation differences							-3,026	-3,026	-91	-3,117
Changes in hedges of foreign exchange transactions				-652				-652		-652
Changes in cash flow hedges				-101				-101		-101
Total recognized income and expenses for the period				**-753**	**-1,658**	**118,528**	**-3,026**	**113,091**	**2,817**	**115,908**
As at 31 December 2007	**8,368**	**161,291**	**-126,983**	**-4,035**	**482,066**	**118,528**	**4,153**	**643,388**	**7,756**	**651,144**

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 17 April 2008

Start buy back programme Nutreco shares on 18 April 2008

Nutreco Holding N.V. announces that its share buy back programme for approximately EUR 35 million will start on 18 April 2008 for general corporate purposes including to cover future stock dividends and employee stock plans.

Above mentioned share buy back programme will be executed in accordance with the mandate given by the Annual General Meeting of Shareholders on 15 April 2008. Within the limits set at that meeting, the maximum price to be paid for the Nutreco shares will be (i) the price of the last independent trade or (ii) the highest current independent bid on Eurolist by NYSE Euronext Amsterdam, depending on which price is the highest.

The share buy back programme will ultimately terminate on 18 May 2008, unless the maximum counter value of approximately EUR 35 million has been repurchased prior to such date. In that case the programmes will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

Nutreco has mandated the execution of the share buy back programme to ING Wholesale Banking which makes its trading decisions, with regard to the number of shares and the timing of the purchases, independently of Nutreco within certain limits. This means that the share buy back programme may be continued during closed periods.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 2 May 2008

Conversion ratio final stock dividend Nutreco 1 share for 36

Nutreco Holding N.V. announces that the conversion ratio of the final stock dividend has been determined. This will amount to 1 new ordinary share for every 36 existing ordinary shares. Based on the average weighted price of 29, 30 April and 2 May 2008 of EUR 47.01, 1/36th share represents a value of EUR 1.306, which is virtually equal to the gross dividend in cash of EUR 1.29 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 8 May 2008.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 14 May 2008

Nutreco has reached an agreement with Marine Harvest for a two-year salmon feed supply contract

Nutreco's subsidiary Skretting, the world's leading fish feed producer has agreed a two-year salmon feed supply contract with Marine Harvest, the largest producer of farmed salmon in the world.

This new agreement, effective from 1 May 2008, involves the supply of approximately 70% of the total requirements of Marine Harvest in the coming two years.

Knut Nesse, Managing Director Skretting, said, "We are very pleased with the new fish feed contract and the continuation of our strategic partnership. As preferred supplier of Marine Harvest we will continue to deliver outstanding quality of products and services and work together on a sustainable production of healthy and delicious salmon".

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 19 May 2008

Nutreco completes share buy-back program

Further to the share buy back program announced on 17 April 2008, Nutreco Holding N.V. announces that:

- during the period from 18 April 2008 until and including 18 May 2008, Nutreco purchased 699,374 of its ordinary shares at an average price of EUR 47.38 per share. Herewith the share buy back program of its ordinary shares is completed.

- from the total number of ordinary shares issued (being 34,868,682) Nutreco now holds 747.690 shares in treasury.

*****

Nutreco Holding N.V
Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 3 June 2008

Nutreco buys back part of cumulative preference shares

Further to the resolution adopted at the Annual General Meeting of shareholders on 15 April 2008, Nutreco Holding N.V. announces that:

- Nutreco purchased 1,248,300 of its own cumulative preference shares 'A' from MaesInvest B.V. at a price of EUR 11.58 per share, including accrued dividend for the period from 1 January 2008 until the date of purchase;

- Following the cancellation of the 1,248,300 purchased cumulative preference shares 'A', MaesInvest B.V. and Fortis Utrecht N.V. both hold 2,496,600 cumulative preference shares 'A'.

* * * * *

Nutreco Holding N.V

Nutreco Holding N.V. is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

RECEIVED

and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PRESS RELEASE

Amersfoort, 31 July 2008

Excellent results first half year 2008; operating result up 70% to EUR 80 million

- **Revenue up 38% to EUR 2.3 billion with strong results in Animal Nutrition businesses**
- **Strong contribution of Nutreco Sourcing Initiative**
- **Integration of BASF-premix businesses and Nutreco Canada ahead of plan**
- **First half year results 2008 confirm Nutreco's ability to meet 2010 target to double 2006 EBITA to EUR 230 million**

Wout Dekker, Nutreco CEO: "We posted a substantially higher operating result, driven by the organic growth in Animal Nutrition as well as the contributions from recent acquisitions. Trouw Nutrition International had a record performance. The Nutreco Sourcing Initiative (NSI), which was launched in 2006 started to create significant value for Nutreco. Nutreco was able to benefit from excellent inventory and contract positions based on market intelligence driven by NSI. The first six months of 2008 show that we are on the right track to meet the 2010 target."

Key figures
(EUR x million)

	H1 2008	H1 2007	Change
Revenue from continuing operations	2,324.2	1,679.1	38.4%
Operating result before exceptionals and amortisation (EBITA)	82.3	50.3	63.6%
Operating result from continuing operations (EBIT)	80.1	47.1	70.1%
Profit after tax from continuing operations	48.8	37.1	31.5%
Profit for the period attributable to equity holders of Nutreco	51.3	39.6	29.5%
Basic earnings per ordinary share from continuing operations (EUR)	1.38	1.07	29.0%
Interim dividend (EUR)	0.40	0.35	14.3%

Agflation drives innovation
Agriculture commodity prices continued to rise in 2008 resulting in heated debates about biofuels and food cost. The demand for animal nutrition and fish feed is increasing due to increasing wealth in emerging economies, urbanisation and a growing world population. This dynamic environment requires high level expertise in sourcing of raw materials feed formulation and feed-to-food safety, which are Nutreco's core competences.

Strategy
Nutreco's strategy is to strengthen its leading market positions in animal nutrition and fish feed by organic growth and acquisitions. Priorities are the production of reliable, safe and healthy animal nutrition and fish feed, the sourcing of sustainably produced raw materials and the assurance of excellent feed-to-food quality.

Our approach to the animal nutrition and fish feed markets is based on excellent quality, value for money and technical service. In support of this approach, we have a strong research & development organisation providing the foundation for innovation and new product development.

NOTES ON FINANCIAL RESULTS

Revenue
Revenue from Nutreco's continuing operations amounted to EUR 2,324.2 million in the first half of 2008, an increase of 38.4% compared with the same period in 2007. Of this increase 19.5% consisted of price effects including the on-charging of higher raw material prices. The recent acquisitions contributed 22.2%. Notwithstanding the strong volume growth in premix and speciality feed of 10.0% the total volume declined slightly with 1.4% due to lower volumes in fish feed and compound feed. The foreign exchange rate effect was -1.8%.

Operating result
The operating result from continuing operations including exceptional items (EBIT) was 70.1% higher at EUR 80.1 million (2007: EUR 47.1 million). The operating result from continuing operations excluding exceptional items and amortisation (EBITA) was 63.6% higher at EUR 82.3 million (2007: EUR 50.3 million). The exceptional items of EUR 3.3 million is the net amount of negative goodwill of EUR 9.9 million and restructuring charges of EUR 6.6 million both related to recent acquisitions.

The EBITA from the Animal nutrition activities was up EUR 47.7 million (+153.9%) compared with the first half year 2007, with both Compound feed Europe (+74.3%) and Premix and speciality feed (+165.3%) posting significantly higher results. These increases were achieved by organic growth in feed specialities, the successful integration of the BASF acquisition and the positive impact of NSI in combination with excellent inventory and contract positions in markets with increasing prices. The EBITA from Animal Nutrition Canada which was acquired in July 2007 was EUR 9.2 million which is in line with our expectations at the time of the acquisition. The integration within the Nutreco organisation is completed.

The EBITA from Fish feed was 38.7% lower at EUR 13.3 million compared to EUR 21.7 million in 2007. The Skretting salmon feed volumes were 16% lower mainly due to a lower market volume in Norway in the first half of 2008; in 2007 Norway showed an exceptionally strong market growth of 28%. The Chilean market situation also resulted in lower market volumes. The global market volume for salmon feed for the full year of 2008 is expected to be at the 2007 level. It is expected that the salmon feed market share achieved by Skretting over the full year 2008 will be close to 40% (2007: 40%). The demand for feed for other farmed fish species continued to rise, in the first half year, especially in the Mediterranean region.

The EBITA from Meat and other activities was EUR 0.3 million compared to EUR 7.6 million in the first half of 2007. The business result is affected by the overall economic situation in Spain. The agreements with large retailers could only partly compensate for the high feed costs and the 10% lower year-on-year market prices. This has led to a close to break-even result for the total business segment, also as a result of the positive contribution of the hatchery activities in Canada..

More details can be found about the performance of the various business segments under the heading 'Segment Information'.

Net financing costs
Net financing costs from continuing operations amounted to EUR 13.4 million (2007: EUR 0.9 million income) and increased mainly due to the acquisitions in the second half of 2007 and first half of 2008 as well as the capital remittance in August 2007 and share buy-back in the first half year of 2008.

The financial expenses, amounting to EUR 15.6 million (2007: EUR 7.8 million) consisted mainly of interest paid on the US private placement, the syndicated loan and the dividend of EUR 2.3 million on the cumulative preference shares. The financial income of EUR 1.5 million (2007: EUR 8.4 million) decreased as a consequence of the reduced cash position. The foreign exchange result for the first half of 2008 was a profit of EUR 0.7 million (2007: EUR 0.3 million profit).

Income tax expense
Income tax expense increased from EUR 10.9 million to EUR 18.2 million (effective tax rate of 27.2%). The effective tax rate in 2008 is expected to be 26–28%, also depending on the profit realised in the various countries.

Result after tax from continuing operations
The profit after tax from continuing operations was 31.5 % higher at EUR 48.8 million (2007: EUR 37.1 million).

Result after tax from discontinued operations
The result after tax from discontinued operations was EUR 3.7 million (gain) and relates to discontinued operations in previous years (2007: a gain of EUR 3.3 million).

Earnings per ordinary share
Earnings per ordinary share from continuing operations were 29.0% higher at EUR 1.38 (2007: EUR 1.07). The profit for the first half year attributable to equity holders of Nutreco was EUR 51.3 million, compared with EUR 39.6 million in 2007.

Cash position and capital structure
The net debt position on 30 June 2008 was EUR 475.4 million (31 December 2007: EUR 289.9 million). Further to the resolution adopted at the Annual General Meeting of shareholders on 15 April 2008, Nutreco purchased 20% of its own cumulative preference shares 'A'. The buy-back of these cumulative preference 'A' shares (EUR 14.5 million), the buy back of ordinary shares (EUR 33.1 million) as well as the acquisitions in the first half of 2008 (EUR 53.0 million) have been financed by draw downs under the syndicated loan facility. The increase in the net working capital due to high raw material prices also impacted the net debt position.

The total equity of Nutreco on 30 June 2008 was EUR 631.7 million (31 December 2007: EUR 651.2 million). The buy-back of the cumulative preference and ordinary shares in 2008 represents further progress towards optimising the capital structure. Nutreco considers a capital structure with a debt/equity ratio of 1 appropriate to the company's risk profile, with net debt of three times EBITDA (earnings before interest, tax, depreciation and amortisation).

Nutreco will use its financial capacity to support autonomous growth and investments as well as to acquire attractive businesses in animal nutrition and fish feed.

Interim dividend

The interim dividend amounts to EUR 0.40 (2007: EUR 0.35) per ordinary share. The dividend will be payable in shares or cash at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 1 August 2008. The conversion ratio will be determined on 15 August 2008 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 13, 14 and 15 August 2008. Both the cash and stock dividends will be placed at the shareholders' disposal on 21 August.

Guidance

Nutreco expects prices of raw materials to remain high, but volatile. The following developments are expected in the Nutreco segments in the second half year of 2008:

Animal nutrition

- Compound feed Europe: Actual harvest quantities of cereals will strongly influence performance.
- Premix and speciality feed: Approximately 5% organic growth compared with the second half 2007 to be increased with the contribution of acquisitions and NSI.
- Animal nutrition Canada: Results in line with the first half year of 2008.

Fish feed

- In salmon feed we expect the total market volume in line with 2007. The Skretting market share will be close to 40% (2007: 40%). The growth that is expected in Norway will compensate for the decline in volume in Chile. In fish feed for species other than salmon we expect a growth of about 5% in the second half year.
- Historically Nutreco's fish feed result is mainly realised in the second half of the year.

Meat and other

- We expect an improvement of the poultry business in Spain compared to the first half of 2008.

Nutreco will continue to focus on growth in animal nutrition and fish feed in order to meet the target for 2010 to double 2006 EBITA to EUR 230 million. In particular Nutreco will:

- strengthen market positions in animal nutrition and fish feed by organic growth and acquisitions;
- finalise the integration of the BASF premix businesses;
- improve sustainability and feed-to-food quality and safety;
- apply leverage with the Nutreco Sourcing Initiative.

* * * * *

Nutreco is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities.

Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

SEGMENT INFORMATION

Animal nutrition

The Animal nutrition segment subdivides into:

1. **Compound feed Europe** comprises the compound feed businesses from the Hendrix companies mainly in the Netherlands and Belgium and from Nanta & Agrovic in Spain and Portugal.
2. **Premix and speciality feed** are the global activities of Trouw Nutrition International which holds a strong position in the world market for premix and innovative speciality feed products.
3. **Animal nutrition Canada** is the acquired animal nutrition business in Canada and USA, formerly owned by Maple Leaf Foods.

The 2008 interim results for these reporting lines are analysed below:

Compound feed Europe

Key figures
(EUR x million)

	H1 08	H1 07	Change
Revenue (third parties)	635.1	446.2	42.3%
EBITDA*	29.3	18.6	57.5%
EBITA*	24.4	14.0	74.3%
Operating margin (EBITA*/revenue)	3.8%	3.1%	
Operating result (EBIT*)	23.8	13.6	75.0%

* Before exceptional items

Compound feed Europe revenue was 42.3% up on 2007, of which the on-charging of higher raw material costs in the selling prices accounted for 43.3%. The volumes slightly decreased by 4.3%. The increase in volumes in the Netherlands did not fully compensate for the decline in feed volumes in Spain which are related to the local market situation and the decline in livestock. The acquisition of Copaga in Spain earlier this year had an impact on revenues of 4.1%.

The EBITA before exceptional items was 74.3% higher at EUR 24.4 million, as a result of organic growth in the Netherlands and Belgium and the positive impact of favourable raw material positions in a market with increasing prices. The Spanish compound feed business, maintained its overall good level of profitability.

Premix and speciality feed

Key figures
(EUR x million)

	H1 08	H1 07	Change
Revenue (third parties)	509.1	326.2	56.1%
EBITDA*	49.4	20.3	143.3%
EBITA*	45.1	17.0	165.3%
Operating margin (EBITA*/revenue)	8.9%	5.2%	
Operating result (EBIT*)	43.7	16.4	166.5%

* Before exceptional items

Trouw Nutrition International (TNI) reported a 56.1% increase in revenue compared with 2007. Acquisitions accounted for most of this increase (32.3%), volume growth added 10.0% and higher prices contributed 16.8%, with a 3.0% negative exchange effect. The BASF premix business, acquired in 2007 was the most important contributor to the growth in revenues from acquisitions. Volume was higher especially in speciality feed, but also in the other product segments.

The increase in EBITA was 165.3% to EUR 45.1 million due to a successful integration of BASF sofar, organic growth in feed specialities and restructuring of some activities. The increased demand for food safety and quality assurance, especially in the United States contributed also to the result. The EBITA in the first half of 2008 benefited from procurement results based on the market intelligence of the Nutreco Sourcing Initiative in combination with excellent inventory and contract positions in markets with increasing prices.

Animal nutrition Canada

Key figures
(EUR x million)

	H1 08	H1 07	Change
Revenue (third parties)	193.3	-	
EBITDA*	11.6	-	
EBITA*	9.2	-	
Operating margin (EBITA*/revenue)	4.8%	-	
Operating result (EBIT*)	6.6	-	

* Before exceptional items

The financial figures of Nutreco Canada are consolidated from 20 July 2007, the date of acquisition. The poultry hatchery and pharma egg business are reported under 'Meat and other'.

The revenue in the first half of 2008 was EUR 193.3 million with an EBITA of EUR 9.2 million. These contributions to revenues and operating result are in line with our expectations at the time of the acquisition. In Canada the negative impact on the result of pig feed due to the low pig prices and low export to the US was compensated by the good poultry and dairy feed results. The integration within the Nutreco organisation is completed. There is an extensive exchange of knowledge with other Nutreco companies and a strong focus on cost savings and procurement (NSI).

Fish feed

Key figures
(EUR x million)

	H1 08	H1 07	Change
Revenue (third parties)	454.0	499.2	-9.1%
EBITDA*	20.9	28.7	-27.2%
EBITA*	13.3	21.7	-38.7%
Operating margin (EBITA*/revenue)	2.9%	4.3%	
Operating result (EBIT*)	12.9	21.4	-39.7%

* Before exceptional items

Fish feed revenue in the first half of 2008 declined by 9.1% compared with the same period in 2007 mainly due to a decline in volumes of 12.3%. The impact of higher prices on revenue was 5.0%, the acquisitions of Silver Cup (US) and Marine Net (Japan) added 2.2% and there was a 4.0% negative exchange effect.

In the first half of 2008 the salmon feed volumes were 16% lower than in 2007 due to a lower market volume in Norway in the first half of 2008. In 2007 Norway had an exceptionally strong first half (28% market growth). The Chilean market situation also led to lower market volumes in 2008 versus 2007 related to the ISA disease situation in farmed salmon. The total market volume for 2008 is expected to be at the 2007 level. It is expected that Skretting will achieve a salmon feed market share close to 40% (2007:40%). Demand for feed for other farmed fish species continued to rise especially in the Mediterranean region.

Meat and other

Key figures

(EUR x million)

	H1 08	H1 07	Change
Revenue (third parties)	532.7	407.5	30.7%
EBITDA*	4.7	11.0	-57.3%
EBITA*	0.3	7.6	-96.1%
Operating margin (EBITA*/revenue)	0.1%	1.9%	
Operating result (EBIT*)	-0.2	7.5	-102.7%

* Before exceptional items

The revenue from the 'Meat and other' businesses was 30.7% higher due to higher prices (13.6%) and due to the acquisition impact of the poultry hatchery and pharma egg business in Canada and the Copaga activities in Spain. The total acquisition impact was 11.2%. The volume increase of 6.0% mainly relates to the higher sales from the pig integration activities in Spain.

The EBITA in the first half year declined from EUR 7.6 million to EUR 0.3 million, fully related to the Spanish poultry business. The Spanish economy is under pressure which has an impact on consumer spending. Approximately 50% of the poultry business in Spain is linked to cost plus agreements with large retailers. The other 50% of the poultry business in Spain was negatively impacted by the high raw material prices and 10% lower year-on-year market prices. The poultry hatchery activities in Canada contributed in line with expectations.

Consolidated income statement

(EUR x million)	1H 2008	1H 2007	Δ%
Revenue	**2,324.2**	**1,679.1**	**38.4%**
Raw materials and consumables used	-1,850.0	-1,324.3	39.7%
Change in fair value of biological assets	1.4	-0.7	
Changes in inventories of finished goods and work in progress	10.2	16.1	
Gross margin	**485.8**	**370.2**	**31.2%**
Other operating income	15.8	4.7	236.2%
Personnel costs	-215.3	-168.5	27.8%
Depreciation and amortisation expenses	-29.8	-20.2	47.5%
Other operating expenses	-176.4	-139.1	26.8%
Operating result from continuing operations	**80.1**	**47.1**	**70.1%**
Financial income	1.5	8.4	
Financial expenses	-15.6	-7.8	
Foreign exchange result	0.7	0.3	
Net financing costs/income	**-13.4**	**0.9**	
Share in results of associates	0.3	0.0	
Result before tax from continuing operations	**67.0**	**48.0**	**39.6%**
Income tax expense	-18.2	-10.9	67.0%
Result after tax from continuing operations	**48.8**	**37.1**	**31.5%**
Result after tax from discontinued operations	3.7	-	
Gain on sale from discontinued operations, net of tax	-	3.3	
Result after tax from discontinued operations	**3.7**	**3.3**	**12.1%**
Total result for the period	**52.5**	**40.4**	**30.0%**
Attributable to:			
Equity holders of Nutreco	51.3	39.6	29.5%
Minority interest	1.2	0.8	
Total result for the period	**52.5**	**40.4**	**30.0%**
Key figures per share *'continuing operations'*			
Basic earnings per share *'continuing operations' (EUR)*	1.38	1.07	29.0%
Diluted earnings per share *'continuing operations' (EUR)*	1.38	1.07	29.0%
Basic earnings per share *'continuing operations '* before impairment of goodwill *(EUR)*	1.38	1.07	29.0%
Average number of shares outstanding during the period *(x thousand)*	34,410	33,907	
Average number of diluted shares outstanding during the period *(x thousand)*	34,419	33,920	
Number of shares outstanding as at 30 June *(x thousand)*	34,117	34,001	
Key figures per share *(EUR)*			
Basic earnings per share	1.49	1.17	27.4%
Diluted earnings per share	1.49	1.17	27.4%
Basic earnings per share before impairment of goodwill	1.49	1.17	27.4%

Condensed segment reporting

(EUR x million)	1H 2008	1H 2007	Δ%
Revenues by segment '*continuing operations*'			
Revenues to third parties			
Compound feed Europe	635.1	446.2	42.3%
Premix and speciality feed	509.1	326.2	56.1%
Animal Nutrition Canada	193.3	-	
Animal Nutrition	**1,337.5**	**772.4**	**73.2%**
Fish feed	454.0	499.2	-9.1%
Meat and other	532.7	407.5	30.7%
Revenues '*continuing operations*'	**2,324.2**	**1,679.1**	**38.4%**
Operating result before exceptional items and amortisation (EBITA) per segment '*continuing operations*'			
Compound feed Europe	24.4	14.0	74.3%
Premix and speciality feed	45.1	17.0	165.3%
Animal Nutrition Canada	9.2	-	
Animal Nutrition	**78.7**	**31.0**	**153.9%**
Fish feed	13.3	21.7	-38.7%
Meat and other	0.3	7.6	-96.1%
Corporate	-10.0	-10.0	0%
EBITA '*continuing operations*' before exceptionals	**82.3**	**50.3**	**63.6%**
Negative goodwill on acquisitions	9.9	-	
Restructuring charges	-6.6	-4.2	
Other	-	2,3	
Total exceptional items	**3.3**	**-1.9**	
Total EBITA '*continuing operations*'	**85.6**	**48.4**	**76.9%**
Operating result by segment from '*continuing operations*' (EBIT)			
Compound feed Europe	23.8	13.6	75.0%
Premix and speciality feed	43.7	16.4	166.5%
Animal Nutrition Canada	6.6	-	
Animal Nutrition	**74.1**	**30.0**	**147.0%**
Fish feed	12.9	21.4	-39.7%
Meat and other	-0.2	7.5	-102.7%
Corporate	-10.0	-9.9	1.0%
Operating result before exceptional items	**76.8**	**49.0**	**56.7%**
Exceptional items	3.3	-1.9	
Total operating result from '*continuing operations*' (EBIT)	**80.1**	**47.1**	**70.1%**

Consolidated balance sheet

(EUR x million)	30 June 2008	31 December 2007
Assets		
Property, plant and equipment	464.6	428.9
Intangible assets	300.7	318.5
Investments in associates	14.4	16.9
Other investments	42.2	43.1
Deferred tax assets	33.6	35.3
Total non-current assets	**855.5**	**842.7**
Inventories	327.6	266.7
Biological assets	101.6	75.0
Income tax receivables	14.4	15.4
Trade and other receivables	654.6	585.0
Cash and cash equivalents	181.2	207.7
Total current assets	**1,279.4**	**1,149.8**
Total assets	**2,134.9**	**1,992.5**
Issued and paid-up share captial	8.4	8.4
Share premium	159.5	159.5
Treasury shares	-35.9	-31.7
Hedging reserve	-6.0	-4.0
Retained earnings	455.7	388.5
Undistributed result	51.3	118.6
Translation reserve	-9.6	4.1
Equity attributable to equity holders of Nutreco	**623.4**	**643.4**
Minority interest	8.3	7.8
Total equity	**631.7**	**651.2**
Liabilities		
Interest-bearing borrowings	502.9	410.3
Employee benefits	8.8	9.1
Provisions	12.6	15.7
Deferred tax liabilities	13.1	18.4
Total non-current liabilities	**537.4**	**453.5**
Interest-bearing borrowings	153.7	87.3
Employee benefits	20.3	26.3
Provisions	20.3	18.8
Income tax liabilities	12.5	5.3
Trade and other payables	759.0	750.1
Total current liabilities	**965.8**	**887.8**
Total liabilities	**1,503.2**	**1,341.3**
Total equity and liabilities	**2,134.9**	**1,992.5**

Consolidated cash flow statement

(EUR x million)	1H 2008	1H 2007
Total result for the period	**52.5**	**40.4**
Net financing costs continuing operations	13.4	-0.9
Net financing costs discontinued operations	-	-
Share in results of associates	-0.4	0.2
Income tax expense continued operations	18.2	10.8
Income tax expense discontinued operations	0.8	0.9
Depreciation continuing operations	24.4	18.9
Depreciation discontinued operations	-	0.9
Amortisation continuing operations	5.4	1.2
Amortisation discontinued operations	-	0.1
Negative goodwill	-9.9	-
Equity settled share-based payment expense	1.7	1.3
Changes in fair value of other investments	0.1	-
Changes in fair value of biological assets	-1.4	0.6
Changes in fair value foreign exchange contracts	1.9	-0.3
Changes in fair value of commodity contracts	-1.7	-0.9
Gain on sale of property, plant and equipment	-	0.1
Gain on sale of '*discontinued operations*', net of tax	-	-3.3
Cash flows from operating activities before changes in working capital and provisions	**105.0**	**70.0**
Decrease/increase in working capital	-138.7	-68.7
Decrease/increase in employee benefits	-6.0	-3.4
Decrease/increase in provisions	-1.2	-2.5
Cash generated from operations	**-40.9**	**-4.6**
Interest received	2.0	5.4
Interest paid	-17.9	-8.0
Income taxes paid	-16.8	-7.8
Dividends received	0.5	21.3
Net cash from operating activities	**-73.1**	**6.3**
Acquisition of property, plant and equipment	-34.4	-22.8
Acquisition of intangible assets	-3.8	-0.8
Acquisition of group companies net of cash acquired	-53.0	-3.9
Acquisition of minority interest	-	-8.9
Acquisition of other investments	-0.1	-
Proceeds from sale property, plant and equipment	2.1	0.1
Proceeds from sale of associates	1.9	3.6
Disposal of subsidiary net of cash disposed of	-	9.8
Repayment on shareholders' loan	-	13.1
Repayments on other investments	1.7	-
Payments of transaction costs	-0.6	-4.9
Net cash from/used in investing activities	**-86.2**	**-14.7**
Proceeds from the reissuance of treasury shares	0.8	2.3
Repurchase own shares	-33.1	-16.5
Dividends paid to equity holders of Nutreco	-25.0	-25.8
Dividends paid to minority shareholders	-0.5	-0.1
Repayment of borrowings	-20.7	-28.3
Proceeds from borrowings	144.1	9.8
Net cash used in financing activities	**65.6**	**-58.6**
Net decrease/increase in cash and cash equivalents	-93.7	-67.0
Cash and cash equivalents at 1 January	135.4	495.9
Effect of exchange rate fluctuations on cash held	1.2	-0.5
Cash and cash equivalents at 30 June	**42.9**	**428.4**
Cash and cash equivalents at 30 June	181.2	554.2
Bank overdrafts at 30 June	-138.3	-125.8
Cash and cash equivalents for the cash flow statements at 30 June	**42.9**	**428.4**

No audit performed

Statement of changes in equity

(EUR x 1,000)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2007	**8,368**	**330,699**	**-45,754**	**-3,282**	**-72,602**	**519,508**	**7,179**	**744,116**	**5,463**	**749,579**
Transactions with shareholders										
Undistributed result					519,508	-519,508				
Issuance of ordinary shares			2,191					2,191		2,191
Dividend on ordinary shares					-32,609			-32,609	-524	-33,133
Capital repayment		-171,150						-171,150		-171,150
Stock dividend			26,957		-26,957					
Performance shares and options					2,872			2,872		2,872
Options exercised			2,105					2,105		2,105
Repurchase own shares			-17,228					-17,228		-17,228
Total transactions with shareholders		**-171,150**	**14,025**		**462,814**	**-519,508**		**-213,819**	**-524**	**-214,343**
Recognised income and expenses for the period										
Total result for the period						118,528		118,528	2,136	120,664
Tax effects on items processed directly in equity					-1,658			-1,658		-1,658
(De)consolidations									772	772
Foreign exchange translation differences							-3,026	-3,026	-91	-3,117
Changes in hedges of foreign exchange transactions				-652				-652		-652
Changes in cash flow hedges				-101				-101		-101
Total recognised income and expenses for the period				**-753**	**-1,658**	**118,528**	**-3,026**	**113,091**	**2,817**	**115,908**
As at 31 December 2007	**8,368**	**159,549**	**-31,729**	**-4,035**	**388,554**	**118,528**	**4,153**	**643,388**	**7,756**	**651,144**
As at 1 January 2008	**8,368**	**159,549**	**-31,729**	**-4,035**	**388,554**	**118,528**	**4,153**	**643,388**	**7,756**	**651,144**
Transactions with shareholders										
Undistributed result					118,528	-118,528				
Issuance of ordinary shares			7,820		-6,993			827		827
Dividend on ordinary shares					-25,005			-25,005	-531	-25,536
Stock dividend			20,956		-20,956					
Performance shares and options					1,703			1,703		1,703
Options exercised			206		-100			106		106
Repurchase own shares			-33,128					-33,128		-33,128
Total transactions with shareholders			**-4,146**		**67,177**	**-118,528**		**-55,497**	**-531**	**-56,028**
Recognised income and expenses for the period										
Total result for the period						51,256		51,256	1,218	52,474
Foreign exchange translation differences							-13,787	-13,787	-87	-13,874
Changes in hedges of foreign exchange transactions				-1,340				-1,340		-1,340
Changes in cash flow hedges				-646				-646		-646
Total recognised income and expenses for the period				**-1,986**		**51,256**	**-13,787**	**35,483**	**1,131**	**36,614**
As at 30 June 2008	**8,368**	**159,549**	**-35,875**	**-6,021**	**455,731**	**51,256**	**-9,634**	**623,374**	**8,356**	**631,730**

(1) PRINCIPAL ACCOUNTING POLICIES

1. Reporting entity

Nutreco Holding N.V. ('Nutreco') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the company for the first half of 2008 comprise Nutreco and its subsidiaries (the 'Group') and Nutreco's interest in associates and jointly controlled entities.

The Group's consolidated financial statements for 2007 are available on request from the Nutreco Head office, Prins Frederiklaan 4, 3818 KC Amersfoort, Netherlands, or can be obtained from the website www.nutreco.com.

2. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS), IAS 34 *Interim Financial Reporting*. They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with the Group's consolidated financial statements for 2007.

These condensed consolidated interim financial statements were approved by the Executive Board and the Supervisory Board on 30 July 2008.

3. Use of estimates

The preparation of consolidated interim financial statements requires management to make estimates and judgements that affect the application of the policies and the reported amounts of assets and liabilities, income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgments formed by management in applying the Group's accounting policies and the principal sources of the estimates used were the same as the judgments and sources used in preparing the consolidated financial statements for 2007.

4. Accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as the policies applied by the Group in the consolidated financial statements for 2007.

5. Risk management

The Group's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2007.

(2) CONSOLIDATED INCOME STATEMENT RECONCILIATION

The reconciliation between 'continuing operations' and discontinued operations for the first half year is as follows.

	1H 2008			1H 2007			
Eur x million	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Elimination	Total
Revenue	**2,324.2**		**2,324.2**	**1,679.1**	**31.3**		**1.710.4**
Raw materials and consumables used	-1,850.0		- 1,850.0	-1,324.3	-17.2		- 1.341.5
Change in fair value of biological assets	1.4		1.4	-0.7	0.1		-0.6
Changes in inventories of finished goods and work in progress	10.2		10.2	16.1	0.7		16.8
Gross margin	**485.8**	**0.0**	**485.8**	**370.2**	**14.9**	**0.0**	**385.1**
Other operating income	15.8	4.8	20.6	4.7	8.6		13.3
Personnel cost	-215.3		-215.3	-168.5	-9.1		-177.6
Depreciation and amortisation expenses	-29.8		-29.8	-20.2	-0.9		-21.1
Other operating expenses	-176.4	-0.4	-176.8	-139.1	-5.3		-144.4
Operating result	**80.1**	**4.4**	**84.5**	**47.1**	**8.2**	**0.0**	**55.3**
Financial income	1.5		1.5	8.4		-3.4	5.0
Financial expenses	-15.6		-15.6	-7.8	-0.6	3.4	-5.0
Foreign exchange result	0.7		0.7	0.3			0.3
Net financing costs	**-13.4**	**0.0**	**-13.4**	**0.9**	**-0.6**	**0.0**	**0.3**
Share in result of associates	0.3		0.3	0.0	-0.2		-0.2
Result before tax	**67.0**	**4.4**	**71.4**	**48.0**	**7.4**	**0.0**	**55.4**
Income tax expense	-18.2	-0.7	-18.9	-10.9	-4.1		-15.0
Total result for the period	**48.8**	**3.7**	**52.5**	**37.1**	**3.3**	**0.0**	**40.4**
Attributable to:							
Equity holders of Nutreco	47.6	3.7	51.3	36.3	3.3		39.6
Minority interest	1.2		1.2	0.8	0		0.8

(3) SEGMENT REPORTING OF THE FIRST HALF YEAR

Nutreco is basically organised into animal nutrition and fish feed operations. The company also has a presence in various links in the poultry and pork production chains mainly in Spain and Canada. Intersegment pricing is determined on an arm's length base.

Segment Reporting	**Third party revenue**		**Intersegment**		**Total revenue**		**Operating result**	
Eur x million	**1H 2008**	**1H 2007**	**1H 2008**	**1H 2007**	**1H 2008**	**1H 2007**	**1H 2008**	**1H 2007**
Compound feed Europe	635.1	446.2	223.4	135.9	858.5	582.1	23.8	13.6
Premix and speciality feed	509.1	326.2	42.4	35.7	551.5	361.9	43.7	16.4
Animal Nutrition Canada	193.3	0.0	9.7		203.0	0.0	6.6	0.0
Animal Nutrition	**1,337.5**	**772.4**	**275.5**	**171.6**	**1,613.0**	**944.0**	**74.1**	**30.0**
Fish feed	454.0	499.2	3.6	3.3	457.6	502.5	12.9	21.4
Meat and other	532.7	407.5	0.3	0.2	533.0	407.7	-0.2	7.5
	2,324.2	**1,679.1**	**279.4**	**175.1**	**2,603.6**	**1,854.2**	**86.8**	**58.9**
Eliminations			-282.3	-177.8	-282.3	-177.8		
Unallocated			2.9	2.7	2.9	2.7	-6.7	-11.8
Continuing operations	**2,324.2**	**1,679.1**	**0.0**	**0.0**	**2,324.2**	**1,679.1**	**80.1**	**47.1**
Discontinued operations		31.3				31.3	4.4	8.2
Consolidated	**2,324.2**	**1,710.4**	**0.0**	**0.0**	**2,324.2**	**1,710.4**	**84.5**	**55.3**

(4) ACQUISITIONS AND DISCONTINUED OPERATIONS

Acquisitions

In the first half of 2008, Nutreco acquired the following companies.

	Marine Net			Copaga			Silver Cup			Total		
EUR x million	Recognised value	Fair value adjustment	Carrying amounts	Recognised value	Fair value adjustment	Carrying amounts	Recognised value	Fair value adjustment	Carrying amounts	Recognised value	Fair value adjustment	Carrying amounts
Property, plant and equipment	12.2	3.4	8.8	27.2	8.1	19.1	4.4	2.4	2.0	43.8	13.9	29.9
Intangible assets							0.9	0.9		0.9	0.9	
Investments in associates							1.1	0.9	0.2	1.1	0.9	0.2
Other investments							0.7		0.7	0.7		0.7
Biological assets				9.1		9.1				9.1		9.1
Inventories	0.8	-0.4	1.2	2.4		2.4	1.2		1.2	4.4	-0.4	4.8
Deferred tax assets							0.1	0.1		0.1	0.1	
Income tax receivable												
Trade and other receivables	0.4		0.4	1.8		1.8	1.5		1.5	3.7		3.7
Cash and cash equivalents	0.3		0.3				0.4		0.4	0.7		0.7
Minority interest												
Interest-bearing loans and borrowings												
Employee benefits							-0.2		-0.2	-0.2		-0.2
Provisions												
Deferred tax liability							-2.4	-2.4		-2.4	-2.4	
Income tax liability												
Trade and other payables	-0.5		-0.5	-0.2		-0.2	-1.3		-1.3	-2.0		-2.0
Net identifiable assets and liabilities	**13.2**	**3.0**	**10.2**	**40.3**	**8.1**	**32.2**	**6.4**	**1.9**	**4.5**	**59.9**	**13.0**	**46.9**
Goodwill on acquisitions							4.3			4.3		
Negative goodwill on acquisitions	-2.3			-7.6						-9.9		
Consideration paid	**10.9**			**32.7**			**10.7**			**54.3**		
Cash acquired	-0.3						-0.4			-0.7		
Net cash outflow	**10.6**			**32.7**			**10.3**			**53.6**		
Purchase consideration	10.2			32.7			10.1			53.0		
Transactions costs	0.4						0.2			0.6		

Marine Feed

Nutreco's fish feed subsidiary Skretting Japan acquired in January 2008 the fish feed production facilities of Marine Net Co. Ltd. Prior to the acquisition, Marine Net already produced the majority of the fish feed for Skretting Japan.

Copaga

In January 2008 Nutreco completed the acquisition of Copaga in Spain which comprised a feed factory and a pig integration. This acquisition enables Nutreco to further optimise feed and meat capacity in Spain.

Silver Cup
Nutreco's fish feed subsidiary Skretting announced on 18 January 2008, the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed. The company has 2 production facilities near Salt Lake City, Utah which produce around 30,000 MT of fish feed.

(5) NET FINANCING COSTS

Net financing costs from continuing operations amounted to EUR 13.4 million (2007: EUR 0.9 million revenue) and increased mainly due to the acquisitions in the second half of 2007 and first half of 2008 as well as the capital remittance in August 2007 and share buy back in the first half year of 2008.

The financial expenses, amounting to EUR 15.6 million (2007: EUR 7.8 million) consisted mainly of interest paid on the US private placement, the syndicated loan and the dividend of EUR 2.3 million on the cumulative preference shares. The financial income of EUR 1.5 million (2007: EUR 8.4 million) reduced as a consequence of the reduced cash position. The foreign exchange result for the first half of 2008 was a profit of EUR 0.7 million (2007: EUR 0.3 profit).

(6) INCOME TAX EXPENSE

Income tax expense increased from EUR 10.9 million to EUR 18.2 million (effective tax rate of 27.2%). The effective tax rate in 2008 is expected to be between 26–28%, also depending on the profit allocation over the various countries.

(7) EARNINGS PER SHARE

Basis earnings per share
The calculation of the basic earnings per share as at 30 June 2008 has been based on the profit for the first half year attributable to equity holders of Nutreco, amounting to EUR 51.3 million (2007: EUR 39.6 million) and a weighted average number of ordinary shares outstanding (x thousand) of 34.410 during the first half year ending 30 June 2008 (2007: 33,907).

Share capital
The authorised share capital of the Company as at 30 June 2008 amounted to EUR 41.5 million (2007: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

MOVEMENT IN TREASURY SHARES	**1H 2008**	**1H 2007**
(number of shares)		
As at 1 January	**612,423**	**962,376**
Options	-3,950	-39,464
Conversion of final dividend	-413,011	-344,922
Shares issued	-143,518	-11,711
Purchase own shares	699,374	301,722
As at 30 June	**751,318**	**868,001**

(8) PROPERTY, PLANT AND EQUIPMENT

In the first half year of 2008 capital expenditures have been made in all segments to further optimise the asset base. Major investments are currently undertaken in Norway, Turkey and Poland. The majority of the investments are relating to expansion of capacity.

(9) GOODWILL
The goodwill increased because of the acquisition of Silver Cup of EUR 4.3 million, and decreased due to the lower foreign exchange rates.

(10) EQUITY
In the first half year of 2008 Nutreco repurchased 699.374 of its ordinary shares in issue to meet the needs of the existing stock and option plans and to pay the stock dividend.

(11) LOANS AND BORROWINGS

The analysis of the total of interest-bearing loans and borrowings is as follows:

LOANS AND BORROWINGS (EUR x million)	**30 June 2008**	**31 December 2007**
Interest-bearing borrowings (non-current)	502.9	410.3
Interest-bearing borrowings (current)	153.7	87.3
Total	**656.6**	**497.6**

As at 30 June 2008, the long-term debt of EUR 502.9 million is made up primarily of the cumulative preference shares, amounting to EUR 54.5 million, the syndicated loan of EUR 320.7 million, and the private placement of EUR 127.1 million.

In the first half year of 2008, Nutreco remained comfortably within the agreed conditions of the financial covenants for both the syndicated loan and the private placement.

There were no changes in the credit facilities available to the Group in the first half of 2008. The available credit facilities are therefore the same as those described in the consolidated financial statements for 2007. In the first half year of 2008 Nutreco purchased 20% of its own cumulative preference shares 'A'. The nominal value of the buy-back of the cumulative preference 'A' shares was EUR 13.6 million.

(12) PROVISIONS

PROVISIONS (EUR x million)	**Restructuring**	**Claims**	**Guarantees**	**Total**
As at 1 January 2008	**12.6**	**20.9**	**1.0**	**34.5**
Additions charged	6.4	0.1		6.5
Release	-0.2	-0.8		-1.0
Utilised	-6.5	-0.2		-6.7
Transfer	-0.2	0.7	-0.5	0.0
Effect of movement in foreign exchange	-0.4			-0.4
As at 30 June 2008	**11.7**	**20.7**	**0.5**	**32.9**
Non-current	*1.9*	*10.7*		*12.6*
Current	*9.8*	*10.0*	*0.5*	*20.3*

On 30 June the restructuring provisions consist mainly of the remaining part for the reorganisation of the premix activities in France and Italy and the compound feed activities in Western Europe.

The major part of the provision for claims as at 30 June 2008 consists of exposures from several customers of Nutreco which relate to discussions about feed quality.

nutreco

PRESS RELEASE

Amersfoort, 4 August 2008

Nutreco acquires premix and feed specialty company in the Czech Republic and Slovakia

Nutreco announces the acquisition of Biofaktory, a premix and specialty feed company with production facilities in the Czech Republic and Slovakia. The purchase price will be approximately EUR 10 million.

Biofaktory is the market leader in premix and specialty feed in the Czech Republic and in Slovakia and has a well respected company brand name. The company also exports to other countries in Central and East Europe. Having a strong R&D background and technical advisory focus, the company is capable to facilitate competitive animal production by its clients. In addition, Biofaktory holds a 54% shareholding in Integra, a small layer pullet and hatchery.

Biofaktory has annual revenues of approximately EUR 40 million.

Juergen Steinemann, Nutreco's Chief Operating Officer, said, "This acquisition offers Nutreco a market leader position in the Czech Republic and Slovakia. In addition, it strengthens our business model supplying feed specialities, know-how and services to customers in Central and Eastern Europe. Joining forces with Trouw Nutrition International, Nutreco's feed specialities subsidiary, adds substantial scope for cost and sales synergies."

This acquisition fits in Nutreco's growth strategy to expand the company's premix and specialty feed businesses in growth markets.

* * * * *

Nutreco
Nutreco is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities. Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

END